As filed with the Securities and Exchange Commission on November 12, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Maguire Properties, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

555 West Fifth Street, Suite 5000, Los Angeles, California 90013-1010, (213) 626-3300

(Address, Including Zip Code and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Robert F. Maguire III

Chairman and Co-Chief Executive Officer
Richard I. Gilchrist
Co-Chief Executive Officer and President
Maguire Properties, Inc.
555 West Fifth Street, Suite 5000, Los Angeles, California 90013-1010, (213) 626-3300
(Name, Address, Including Zip Code and Telephone Number, Including Area Code,
of Agent for Service)

Copies to:

Martha B. Jordan Julian T.H. Kleindorfer Latham & Watkins 633 West Fifth Street, Suite 4000 Los Angeles, California 90071-2007 (213) 485-1234	Robert E. King, Jr. Larry P. Medvinsky Clifford Chance US LLP 200 Park Avenue New York, New York 10166-0153 (212) 878-8000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate	Amount Of
Title Of Securities Being Registered	Offering Price(1)	Registration Fee

Common Stock, par value $.01 per share(1)	$890,250,000	$81,903

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2003

PROSPECTUS
                 Shares

MAGUIRE PROPERTIES, INC.

Common Stock

         This is our initial public offering and no public market currently exists for our shares. All of the shares of our common stock offered by this prospectus are being sold by us. We currently expect the initial public offering price of our common stock to be between $ and $          per share. We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “MPG.”

         We are the largest owner and operator of institutional-quality, Class A office properties in the Los Angeles, California central business district and are primarily focused on owning and operating high-quality office properties in the high-barrier-to-entry Southern California market. We are a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. We expect to qualify as a real estate investment trust, or REIT, for federal income tax purposes. Upon completion of this offering, our officers and directors are expected to beneficially own shares of our common stock, excluding options, and securities exchangeable for shares of our common stock equivalent to an approximate 23.1% interest in our company.
         We have granted the underwriters an option to purchase up to                   additional shares of our common stock to cover overallotments.

         See “Risk Factors” beginning on page 20 for certain factors relevant to an investment in our common stock, including, among others:

•	Our properties are primarily office buildings and are geographically concentrated in Los Angeles County, California, making us more vulnerable to certain adverse events than if we owned a more diverse portfolio of assets.
•	Conflicts of interest exist between us and certain of our officers and directors, particularly Robert F. Maguire III, our Chairman and Co-Chief Executive Officer, in connection with the determination of the terms and conditions of the agreements governing our formation and operation.
•	We have not obtained any recent appraisals for the properties constituting our portfolio in connection with the formation transactions and the consideration to be paid for them may exceed their aggregate fair market value.
•	Under an agreement with Mr. Maguire and certain other contributors, we cannot directly or indirectly sell, exchange or otherwise dispose of four of our properties in a taxable transaction until the ninth anniversary of the consummation of this offering (or up to the twelfth anniversary if Mr. Maguire and related entities maintain a specified minimum ownership in our operating partnership) and two of our other properties until the seventh anniversary of the consummation of this offering (or up to the tenth anniversary if Mr. Maguire and related entities maintain a specified minimum ownership in our operating partnership). These properties represented 94.9% of our portfolio’s annualized rent as of June 30, 2002. We are also required to use commercially reasonable efforts to make $591.8 million of indebtedness available for guarantee by Mr. Maguire and certain other contributors.
•	Potential losses from terrorism, fires, floods, earthquakes or liability, including liability for environmental matters, may not be fully covered by our insurance policies or may be subject to significant deductibles; other losses like losses from riots or acts of God are not covered by insurance at all.
•	We are dependent on significant tenants that may be difficult or costly to replace.
•	Our estimated initial distributions represent % of our estimated initial cash available for distribution. As a result, we may be required to fund distributions from working capital or borrowings or to reduce such distributions.
•	We may be unable to identify or complete acquisitions or to successfully integrate new acquisitions into our operations.
•	Our charter, the Maryland General Corporation Law and the partnership agreement of our operating partnership contain provisions that may delay or prevent a change of control transaction or limit the opportunity for stockholders to receive a premium for their common stock in such a transaction, including restrictions on ownership by any person of more than 9.8% of the outstanding shares of our common stock. See “Description of Securities — Restrictions on Transfer.”
•	If we fail to qualify as a REIT, we will be taxed at regular corporate income tax rates, which would reduce or eliminate our ability to make distributions to stockholders.
•	Affiliates of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., our joint book-running managers, who through negotiations with us will determine the initial public offering price, will receive material benefits from this offering and the formation transactions in addition to underwriting discounts, financial advisory fees, reimbursement of certain expenses and indemnification for certain liabilities, including the repayment of loans made prior to this offering aggregating approximately $56.2 million and $275.9 million, respectively, including prepayment penalties and exit fees, and the redemption of a preferred equity investment of approximately $84.8 million held by an affiliate of Credit Suisse First Boston Corporation.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to us	$	$

         The underwriters expect to deliver the shares on or about                   , 2003.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Salomon Smith Barney

The date of this prospectus is                     , 2003

i

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Requirement

      Until                     , 2003 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus, including under the caption “Risk Factors.” References in this prospectus to “we,” “our,” “us” and “our company” refer to Maguire Properties, Inc., a Maryland corporation, together with our consolidated subsidiaries: (i) Maguire Properties, L.P., a Maryland limited partnership of which we are the sole general partner and which we refer to in this prospectus as our operating partnership, and (ii) Maguire Properties Services, Inc., a Maryland corporation and wholly owned subsidiary of our operating partnership, which we refer to in this prospectus as our services company. All references in this prospectus to our historical activities refer to the activities of Maguire Partners and its predecessor and related entities. We refer to such entities collectively in this prospectus as the “Maguire Organization.”

      Unless otherwise indicated, the information contained in this prospectus is as of June 30, 2002 and assumes that the underwriters’ overallotment option is not exercised, the transactions described under the caption “Structure and Formation of Our Company” are consummated, none of the units of limited partnership of our operating partnership, or units, which are redeemable for cash or, at our option, exchangeable for our common stock, are redeemed or exchanged, and the common stock to be sold in this offering is sold at $           per share, which is the midpoint of the range indicated on the front cover of this prospectus. All statistical information in this prospectus regarding our portfolio of office properties, unless otherwise indicated, includes the properties in which we own partial interests without reduction for the portion of the properties not owned by us, and thus may not represent our true economic participation, which may vary by property based on operating performance.

Maguire Properties, Inc.

      We are the largest owner and operator of institutional-quality, Class A office properties in the Los Angeles central business district, or LACBD, and are primarily focused on owning and operating high quality office properties in the high-barrier-to-entry Southern California market. We are a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. We have been formed to succeed to the businesses of the Maguire Organization, a nationally recognized owner, developer and acquirer of institutional-quality properties since 1965.

      We own or have partial interests in a portfolio of 12 commercial real estate properties aggregating 11.3 million square feet, substantially all of which we developed or redeveloped. Our portfolio consists of interests in seven office properties (comprised of 16 office and seven retail buildings) with approximately 7.1 million net rentable square feet, two hotels with a combined 548 rooms and 448,264 square feet, and three off-site parking garages totaling 2,749 spaces and 958,087 square feet. In addition, our office portfolio contains approximately 2.8 million square feet of on-site parking totaling 9,719 spaces. We also own an undeveloped two-acre land parcel adjacent to an existing office property that we believe can support 300,000 net rentable square feet of office development.

      We have options to acquire two office properties under development that we expect to contain 348,385 net rentable square feet upon completion. Additionally, we have an option to acquire a 12.5% interest in a property that is comprised of two existing office buildings aggregating 239,164 net rentable square feet and land that we believe can support an additional 192,000 net rentable square feet of development, for a potential total of 431,164 net rentable square feet. We intend to seek an option on the remaining 87.5% of this property. Finally, we have an option on 322 acres of land that we believe can support approximately 4.5 million net rentable square feet of primarily office space.

      Our existing portfolio is concentrated in three core markets — the LACBD, the Tri-Cities area of Pasadena, Glendale and Burbank, California, and the Mid-Cities submarket of Dallas/ Fort Worth, Texas in the corridor between DFW International Airport and Alliance Airport. Our portfolio includes four office properties in the prime Bunker Hill area of the LACBD — Library Tower, Gas Company Tower, KPMG Tower and Wells Fargo Tower (in which we hold a 58% interest) — and our three off-site parking garages. In the Tri-Cities, our portfolio includes our Plaza Las Fuentes office and hotel properties in Pasadena, California, the Glendale Center office property (in which we hold a 30% ownership interest that for the six months ended June 30, 2002 constituted approximately a 16% interest in net income) in Glendale, California and our two-acre land parcel adjacent to the Glendale Center. In the DFW Mid-Cities submarket, we own the Solana office property and the Solana Marriott hotel. As of June 30, 2002, our office portfolio was 93.4% leased to more than 180 tenants. As of June 30, 2002, tenants generating 55% of the annualized rent of our office portfolio were rated investment grade as reported by Standard & Poor’s, and tenants generating an additional 30% of the annualized rent of our office portfolio were nationally recognized professional services firms. As of June 30, 2002, the breakdown by market of our portfolio was as follows:

		Office

	Total				Annualized Rent
	Portfolio	Net Rentable	Percent	Annualized	Per Leased
Market(1)	Square Feet(2)	Square Feet(3)	Leased	Rent(4)	Square Foot(5)

Los Angeles Central Business District	7,326,064	5,139,407 (6)	92.7%	$105,258,196	$22.09
Tri-Cities Submarket	1,318,169	565,882	95.9	10,309,443	18.99
DFW Mid-Cities Submarket	2,672,276	1,369,012	95.0	25,177,419	19.35

Total/ Weighted Average:	11,316,509	7,074,301	93.4%	$140,745,058	$21.30

(1)	Data in this table reflects 100% of all office and garage properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Total portfolio square footage includes office, on- and off-site parking and hotel properties.

(3)	Net rentable square feet as it relates to the office properties includes retail and storage space, but excludes on-site parking.

(4)	Annualized rent represents the annualized monthly contractual rent under existing leases as of June 30, 2002. This amount reflects total base rent before any rent abatements, but after recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a full gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent. Total abatements for leases in effect as of June 30, 2002 for the twelve months ending June 30, 2003 were approximately $1,476,179 of base rent abatements and $950,528 of operating expense abatements.

(5)	Annualized rent per leased square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(6)	Includes 28,761 net rentable square feet of office space in our 808 South Olive Street garage with annualized rent of $177,851 as of June 30, 2002.

     Our management team possesses substantial expertise in all aspects of real estate management, marketing, leasing, acquisition, development and finance. We directly manage the wholly owned properties in our portfolio and, through our services company subsidiary, we provide development, leasing and management services to the non-consolidated properties in our portfolio and some or all of these services to certain of our option properties and certain other properties owned by our Chairman and Co-Chief Executive Officer, Robert F. Maguire III. We operate from our headquarters in Los Angeles, California and believe that our current infrastructure provides the capability to substantially increase the number of properties we own and manage without proportionate increases in overhead costs. As of June 30, 2002, we had more than 80 employees.

      Our principal executive offices are located at 555 West Fifth Street, Suite 5000, Los Angeles, California 90013-1010. Our telephone number at that location is (213) 626-3300.

Our Competitive Strengths

      We believe we distinguish ourselves from other owners, operators, acquirers and developers of office properties in a number of ways, and enjoy significant competitive strengths, including:

•	Trophy Quality Portfolio. Our office portfolio consists of institutional-quality, Class A properties of high architectural distinction in sought-after locations, including West Coast landmarks such as Library Tower and Gas Company Tower. Our buildings were designed by top international architectural firms such as I.M. Pei & Partners and Skidmore, Owings and Merrill, among others. The Maguire Organization has received numerous awards from the American Institute of Architects for our creativity and the architectural excellence of our buildings. We believe that assets of comparable quality could not be built in the LACBD on a cost competitive basis today. These assets provide us with stable cash flow that we seek to aggressively manage to achieve internal growth.

•	Nationally Recognized Tenants. The high quality of our office portfolio and our attention to tenant needs have created a strong brand within our markets that attracts nationally recognized firms as tenants. As of June 30, 2002, tenants generating 55% of the annualized rent of our office portfolio were rated investment grade as reported by Standard & Poor’s, and tenants generating an additional 30% of the annualized rent of our office portfolio were nationally recognized professional services firms.

•	Southern California Focus. Over 82% of the annualized rent of our office portfolio is generated by properties located in the high-barrier-to-entry Southern California office market, which has attractive supply/demand fundamentals that have produced positive net absorption and rising rents over the last five- and ten-year periods. Despite some softness in the Southern California office market in 2001 and 2002, Rosen Consulting Group, a nationally recognized real estate research firm, projects falling vacancy rates, positive net absorption and rising rents in the Southern California office market in 2003 and 2004.

•	Commanding Market Share. The office properties in our portfolio comprise approximately 49% of the Class A office space in the prime Bunker Hill section of the LACBD and approximately 24% of the Class A office space in the LACBD generally. The concentration of our portfolio produces local economies of scale, reduces overhead and creates negotiating leverage with tenants and third party service providers.

•	Proven Track Record. We have a track record of executing value-added transactions through the acquisition, development and redevelopment of commercial office buildings. Our in-depth market knowledge, strong tenant and community relationships and ability to execute complex transactions have enabled us to recognize opportunities ahead of the market and complete transactions that many of our competitors could not.

•	Strategic Joint Ventures. We have had considerable experience in creating strategic joint ventures with nationally recognized tenants. We believe our reputation for quality within our markets and our management and development expertise makes us an attractive strategic partner for institutions with significant space needs. By partnering with these institutions, we mitigate acquisition and development risks, secure marquee anchor tenants and facilitate financing.

•	Experienced and Committed Management Team. Our senior management team has extensive development, management and leasing expertise and aggressively manages and leases our portfolio with a commitment to increase returns. Our senior management team has an average of 23 years of experience in the commercial real estate industry and an average tenure of 12 years with the Maguire Organization. Our senior management team is expected to collectively own a 23.1% aggregate equity interest in our company after giving effect to grants of restricted common stock and the exchange of units for common stock, but excluding options that have been granted but are not yet exercisable, which aligns management’s interests with those of our stockholders.

Business and Growth Strategies

      Our primary business objectives are to maximize distributable cash flow and to achieve sustainable long-term growth in cash flow per share in order to maximize long-term stockholder value. Our business strategy to achieve these objectives consists of several elements:

•	Focus on Premier-Quality Properties. Our core strategy is to own, manage, acquire and develop buildings of exceptional quality that provide attractive and productive environments for tenants and improve the cities in which they are located. Our focus on high-quality properties enables us to achieve premium rents within our markets, makes us an attractive joint venture partner and helps us secure development entitlements, often through public/private partnerships.

•	Opportunistic Acquisition and Redevelopment. We intend to selectively acquire and redevelop existing office buildings that can be acquired at significant discounts to replacement cost, and reposition them into high-quality properties through architectural improvements and additional amenities. We believe that such properties, when actively managed and aggressively leased, provide attractive initial returns and significant cash flow growth potential. We will seek to mitigate acquisition and redevelopment risk through joint ventures with tenants.

•	Identified Acquisition and Development Pipeline. We intend to selectively pursue development opportunities with potential for attractive returns while mitigating risk through pre-leasing and joint ventures with tenants. We have options to purchase two properties under development in our existing markets that upon completion are expected to contain 348,385 net rentable square feet in the aggregate. We also have an option on a 12.5% interest in a property with 239,164 net rentable square feet and a land parcel that we believe can support an additional 192,000 net rentable square feet of development, for a potential total of 431,164 net rentable square feet. We also own a two-acre land parcel adjacent to the Glendale Center property that we believe can support 300,000 net rentable square feet of office development. Finally, we have an option on 322 acres of land that we believe can support an additional 4.5 million square feet of office and other commercial development adjacent to our Solana development in the DFW Mid-Cities submarket.

•	Access to Growth Capital. We will seek to raise low-cost equity capital, which can be invested into higher yielding properties, by selling partial interests in our stabilized, trophy-quality properties. In addition, upon completion of this offering, we expect our debt to market capitalization ratio to be approximately %, after giving effect to our pro rata share of unconsolidated indebtedness. We are currently negotiating a $350 million unsecured line of credit, of which we expect approximately $200 million to be available upon completion of this offering. We believe that the strength of our financial structure will further facilitate future growth.

•	Fostering Strong Tenant Relationships. We foster strong tenant relationships with nationally recognized tenants through a commitment to serving tenant needs. We believe that long-term tenant relationships provide improved operating results by avoiding rent interruptions and reducing marketing, leasing and tenant improvement costs that result from re-tenanting space. We believe that the desirable locations of the properties in our office portfolio, the magnitude of our presence in the LACBD and our substantial in-house marketing, lease-negotiation and design capabilities give us a competitive advantage in retaining existing tenants, attracting new tenants and replacing departing tenants quickly and efficiently.

Summary Risk Factors

      You should carefully consider the following important risks:

•	Our properties are primarily office buildings and are geographically concentrated in Los Angeles County, California, and particularly the LACBD, making us more vulnerable to certain adverse events than if we owned a more diverse portfolio of assets.

•	Conflicts of interest exist or may develop with holders of interests in our operating partnership, particularly with Mr. Maguire, our Chairman and Co-Chief Executive Officer, who may suffer different and more adverse tax consequences than holders of our common stock upon the sale or refinancing of our properties.

•	We have not obtained any recent third-party appraisals of the properties and other assets to be acquired by us in the formation transactions, the negotiation of the purchase of these properties and other assets was not conducted at arm’s-length, and the consideration to be paid for them may exceed their aggregate fair market value. In addition, there was no arm’s-length negotiation of the other terms of the formation transactions, which may result in terms and conditions that are unfavorable to stockholders.

•	Under the contribution agreements by which Mr. Maguire and certain other contributors, including an entity in which Mr. Maguire and Richard I. Gilchrist, a director and our Co-Chief Executive Officer and President, contributed their direct and indirect interests in the properties to us, we agreed not to directly or indirectly sell, exchange or otherwise dispose of four of our properties in a taxable transaction until the ninth anniversary of the consummation of this offering (or up to the twelfth anniversary if Mr. Maguire and related entities maintain a specified minimum ownership in our operating partnership) and two other properties until the seventh anniversary of the consummation of this offering (or up to the tenth anniversary if Mr. Maguire and related entities maintain a specified minimum ownership in our operating partnership). These properties represented 94.9% of our portfolio’s annualized rent as of June 30, 2002. In addition, under such contribution agreements, we agreed to use commercially reasonable efforts to make approximately $591.8 million of indebtedness available for guarantee by Mr. Maguire and certain other contributors.

•	Mr. Maguire and Mr. Gilchrist, and/or entities related to them, are parties to formation transaction agreements, employment agreements, non-competition agreements and, only with respect to certain entities controlled by Mr. Maguire, option agreements under which they will receive material benefits and have material obligations, the enforcement of which we may pursue less vigorously than we otherwise might because of our desire to maintain our ongoing relationship with them.

•	Potential losses from terrorism, fires, floods, earthquakes or liability, including liability for environmental matters, may not be fully covered by our insurance policies or may be subject to significant deductibles; other losses like losses from riots or acts of God are not covered by insurance at all. Four of the five largest properties in our office portfolio, which together represented 75% of our office portfolio’s annualized rent as of June 30, 2002, are located within the Bunker Hill section of the LACBD. Because these properties are located so closely together, the amount of our insurance coverage may not be sufficient to fully cover potential losses from earthquakes, terrorist attacks or other adverse events affecting the LACBD.

•	We are dependent on significant tenants that may be difficult or costly to replace. The loss of any of these tenants could cause a material decrease in cash available for distribution to our stockholders.

•	Our estimated initial distributions represent % of our estimated initial cash available for distribution. As a result, we may be required to fund distributions from working capital or borrowings or reduce such distributions.

•	We may be unable to identify or complete acquisitions or successfully integrate new acquisitions into our operations.

•	Our charter, the Maryland General Corporation Law and the partnership agreement of our operating partnership contain provisions that may delay or prevent a change of control transaction or limit the opportunity for stockholders to receive a premium for their common stock in such a transaction, including a 9.8% limit on ownership of our common stock and the classification of our board of directors.

•	If we fail to qualify as a REIT for federal income tax purposes, we will be taxed as a corporation and our liability for certain federal, state and local income taxes may significantly increase, which could result in a material decrease in cash available for distribution.

•	Affiliates of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., our joint book-running managers, who through negotiation with us will determine the initial public offering price, will receive material benefits from this offering and the formation transactions in addition to underwriting discounts, financial advisory fees, reimbursement of certain expenses and indemnification for certain liabilities, including the repayment of loans made prior to this offering aggregating approximately $56.2 million and $275.9 million, respectively, including prepayment penalties and exit fees, and the redemption of a preferred equity investment of approximately $84.8 million held by an affiliate of Credit Suisse First Boston Corporation.

•	We intend to acquire and develop properties and may incur significant additional debt to finance these activities. Additional debt could reduce cash available for distribution. It may also cause us to default on our debt obligations, render us unable to refinance debt or force us to dispose of properties on disadvantageous terms.

•	Differences between the book value of properties contributed to our operating partnership and the aggregate price paid for our common stock in this offering will result in an immediate and substantial dilution in the net tangible book value of our common stock equal to $ per share.

•	Our board has the ability to authorize, issue, classify and reclassify stock and change our debt and investment policies without the consent of stockholders.

•	Our option to acquire a 12.5% interest in Playa Vista — Water’s Edge is subject to a third party security interest that secures a loan made to an entity controlled by Mr. Maguire, and is also subject to other rights in favor of the holder of the remaining 87.5% interest in Water’s Edge. We cannot assure you that we will be able to exercise our option to acquire a 12.5% interest in Playa Vista — Water’s Edge, or that if we do exercise it, it will not later be impacted by the holder of the remaining 87.5% interest in Water’s Edge exercising its contractual rights with respect to that interest.

The Properties

Existing Portfolio

      Our existing portfolio is concentrated in three core markets — the LACBD, the Tri-Cities area and the DFW Mid-Cities submarket. Presented below is an overview of our existing portfolio as of June 30, 2002:

									Annualized
									Net
								Annualized	Effective
				Net				Rent Per	Rent Per
				Rentable				Leased	Leased
		Percent	Year Built/	Square		Percent	Annualized	Square	Square
OFFICE PROPERTIES(1)	Location	Ownership	Renovated	Feet(2)		Leased	Rent(3)	Foot(4)	Foot(5)

Wholly Owned
Library Tower	Los Angeles	100%	1989	1,362,000		92.9%	$35,444,458	$28.02	$19.66
Gas Company Tower(6)	Los Angeles	100	1991	1,321,679		92.7	30,990,368	25.28	20.83
KPMG Tower	Los Angeles	100	1983	1,099,708		96.3	18,918,093	17.86	15.45
Plaza Las Fuentes	Pasadena	100(7)	1989	182,994		94.1	3,130,001	18.18	14.28
Solana	Dallas/Ft. Worth	100	1988-1990	1,369,012		95.0	25,177,419	19.35	17.45

Subtotal/ Weighted Average:				5,335,393		94.2%	$113,660,339	$22.63	$18.30

Non-Consolidated
Wells Fargo Tower	Los Angeles	58	1982	1,356,020		89.7%	$19,905,277	$16.39	$11.60
Glendale Center	Glendale	30(8)	1973/1996	382,888	(9)	96.8	7,179,442	19.37	16.97

Subtotal/ Weighted Average:				1,738,908		91.2%	27,084,719	17.09	12.86

Portfolio Total/Weighted Average:				7,074,301	(10)	93.4%	$140,745,058	$21.30	$17.00

			Percentage
			of Vehicle
		Vehicles	Capacity
		Under	Under
	Vehicle	Monthly	Monthly	Square
GARAGE PROPERTIES(1)	Capacity(11)	Contract(12)	Contract(13)	Footage

On-Site Parking	9,719	8,403	86.5%	2,835,857
Off-Site Garages(14)	2,749	3,260	118.6	958,087

Total/Weighted Average:	12,468	11,663	93.5%	3,793,944

							Twelve Months Ended June 30, 2002

									Revenue
								Average	Per
		Percent		Square		Available	Average	Daily	Available
HOTEL PROPERTIES	Location	Ownership	Year Built	Footage		Rooms	Occupancy(15)	Rate(16)	Room(17)

Plaza Las Fuentes Doubletree(18)	Pasadena	100%(7)	1989	266,000		350	75.4%	$123.44	$93.09
Solana Marriott	Dallas/Ft. Worth	100	1990	182,264	(19)	198	61.2	112.62	68.97

Total/ Weighted Average:				448,264		548	69.6%	$119.04	$83.28

TOTAL EXISTING PORTFOLIO SQUARE FOOTAGE:				11,316,509

(1)	Data in this table reflects 100% of all office and garage properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Net rentable square feet as it relates to our office properties includes retail and storage space, but excludes on-site parking.

(3)	Annualized rent represents the annualized monthly contractual rent under existing leases as of June 30, 2002. This amount reflects total base rent before any rent abatements but after recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a full gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent. Total abatements for leases in effect as of June 30, 2002 for the twelve months ending June 30, 2003 were approximately $1,476,179 of base rent abatements and $950,528 of operating expense abatements.

(4)	Annualized rent per leased square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(5)	Annualized net effective rent per leased square foot represents the contractual rent for leases in place as of June 30, 2002, calculated on a straightline basis in accordance with accounting principles generally accepted in the United States of America, or GAAP. This amount is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop or, under a full gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent. This amount is further reduced by the annual amortization of any tenant improvement or leasing costs incurred by us for such leases, and is then divided by the net rentable square footage under lease as of the same date.

(6)	Includes 28,761 net rentable square feet of office space at our 808 South Olive garage with annualized rent of $177,851 as of June 30, 2002.

(7)	We hold a leasehold interest in Plaza Las Fuentes under a long-term airspace lease with the Pasadena Community Development Commission. See “Business and Properties — Description of Existing Portfolio — Tri-Cities Office Properties — Plaza Las Fuentes.”

(8)	The percentage indicated reflects legal ownership only and disregards preferential distribution rights held by BankAmerica Realty Services, Inc. and a distribution participation right held by Disney Enterprises. After giving effect to these distribution rights and participations, our interest in net income was approximately 16% for the six months ended June 30, 2002. Our interest in net income may fluctuate in the future depending on operating performance. See “Business and Properties — Description of Existing Portfolio — Tri-Cities Office Properties — Glendale Center.”

(9)	Does not reflect our 100% ownership of a parcel adjacent to the Glendale Center that we believe can support 300,000 net rentable square feet of office development. See “Business and Properties — Description of Existing Portfolio — Land Parcel.”

(10)	Each of the properties in the portfolio has been measured or remeasured in accordance with BOMA 1996 measurement guidelines. The total office portfolio net rentable square footage shown represents the sum of 1) the square footages of existing leases, some of which do not reflect BOMA 1996 measurement guidelines, and 2) the square footage of available space, all of which reflects BOMA 1996 measurement guidelines. If the total office portfolio net rentable square footage was presented on a basis consistent with BOMA 1996 measurement guidelines, the total office square footage would be 7,436,820 net rentable square feet.

(11)	Vehicle capacity represents total estimated available parking spaces including aisle area.

(12)	Vehicles under monthly contract represents the total amount of monthly parking passes for which we collected a fixed amount as of June 30, 2002.

(13)	Percentage of vehicle capacity under monthly contract represents vehicles under monthly contract divided by vehicle capacity. Due to tenants utilizing our garages at varying times, we are able to sell monthly contracts in excess of vehicle capacity; thus, percentage of vehicle capacity under monthly contract may exceed 100% of the vehicle capacity in our garages.

(14)	Our off-site garages consist of our X-2, Westlawn and 808 South Olive garages, all in the LACBD.

(15)	Average occupancy represents the number of occupied rooms in the applicable period divided by the product of the total number of rooms and 365 days in the period.

(16)	Average daily rate represents the total room revenue for the applicable period divided by the number of occupied rooms.

(17)	Revenue per available room, or REVPAR, represents the total room revenue per total available rooms for the applicable period and is calculated by multiplying average occupancy by the average daily rate.

(18)	This hotel will be re-branded as the Westin Pasadena hotel commencing on December 20, 2002.

(19)	Solana Marriott square footage excludes Solana Club, a 38,000 square foot health, fitness and wellness center.

Option Portfolio

      Our option portfolio consists of 1733 Ocean Avenue, a nearly completed 91,398 net rentable square foot office property in Santa Monica, California, Plaza Las Fuentes Phase II, a 62% pre-leased 256,987 net rentable square foot office property that is currently under development in the Tri-Cities area, and a 12.5% interest in the Water’s Edge Phase I property, which features two existing office buildings aggregating 239,164 net rentable square feet and land that we believe can support an additional 192,000 square feet of development at Playa Vista in West Los Angeles. We also have an option on 322 acres of land that we believe can support approximately 4.5 million net rentable square feet of primarily office space in the DFW Mid-Cities submarket. 1733 Ocean Avenue and Water’s Edge Phase I have not been pre-leased.

      We have entered into option agreements with entities controlled by Mr. Maguire granting our operating partnership the right to acquire each of the option properties or interests therein at a price equal to the cost basis of Mr. Maguire or his affiliates in any such option property plus an 8% per annum return on their net equity investment in such property, or in the case of 1733 Ocean Avenue, the lower of such price and fair market value. These option agreements also give our operating partnership a right of first refusal with respect to each option property or interests therein for the longer of the option term and the term of Mr. Maguire’s non-competition agreement at the lesser of the above price and the proposed sale price to a third party of any of the option properties. Each of these option agreements also provides that while the property is under option, either our operating partnership or our services company will be the property’s manager, developer and leasing agent (except for the option agreement with respect to the Water’s Edge properties) under management agreements that we believe contain fair market terms and conditions.

Market Information

      UNLESS INDICATED OTHERWISE, ALL INFORMATION IN THIS MARKET INFORMATION SECTION IS DERIVED FROM THE MARKET STUDY PREPARED BY THE ROSEN CONSULTING GROUP.

Los Angeles

      Rosen Consulting Group believes that Los Angeles, and especially the LACBD where the majority of the properties in our portfolio are located, is among the brightest spots in the national economy and office market. The Los Angeles area is one of the largest, most diverse and most dynamic economic regions in the world. Los Angeles is presently performing better than most major U.S. metropolitan areas and is poised for economic growth in 2003 and 2004. Activity in each of Los Angeles’ marquee industries — entertainment, trade and defense — is picking up. Over the long term, Los Angeles’ good economic fundamentals should enable its economy to grow, and its continuing evolution from a manufacturing- to a services-based economy should generate increased demand for office space.

      Despite recent softness caused by the economic downturn, over a five-year and ten-year time frame, fundamentals in Los Angeles’ real estate market resulted in positive net absorption and declining vacancy rates. Given the prospects of increased demand for Los Angeles office space, limitations on new supply to meet that demand and the expected strength of Los Angeles’ economy and job market, Rosen Consulting Group projects falling vacancy rates, positive net absorption and rising rents in our submarkets in 2003 and 2004.

Dallas/ Fort Worth

      The DFW region has one of the most diversified economies in the country and is a critical component of the national economy. With almost 200 million square feet of office space, the greater Dallas and Fort Worth office markets combine to form one of the largest office markets in the U.S. Demand for office space in the DFW market over the last ten years has been strong, as the DFW market has had positive net absorption of office space in every year except 1992 and 2001, years that were each affected by nationwide recessions. These trends, combined with the absence of any significant new supply projected to enter the market in 2003 and 2004, lead the Rosen Consulting Group to view the DFW office market as one with strengthening supply/demand fundamentals. Our Solana property is located in the Mid-Cities submarket along the Highway 114 corridor between DFW International Airport and Alliance Airport. Overall, the Mid-Cities submarket accounts for about 7.5% of the office inventory in DFW and historically has captured about 11% of total DFW net absorption.

Structure and Formation of Our Company

Formation Transactions

      Each property or interest therein that will be owned by us at the completion of this offering is currently owned by a partnership or limited liability company, referred to in this discussion as a property entity, in which the Maguire Organization owns an interest. The other direct or indirect investors in the property entities include current employees, or persons formerly affiliated with the Maguire Organization, as well as lenders or their affiliates, private investors and tenants who are not affiliated with the Maguire Organization.

      Prior to or simultaneously with the completion of this offering, we will engage in formation transactions and related refinancing transactions, which are designed to consolidate the ownership of a portfolio of office and other properties or interests therein and the commercial real estate management, leasing and development businesses of the Maguire Organization into our operating partnership and our services company, facilitate this offering, enable us to raise necessary capital to repay existing indebtedness related to certain of the properties in our portfolio, enable us to qualify as a REIT for federal income tax purposes commencing with the taxable year ending December 31, 2003 and to defer the recognition of gain by certain continuing investors. Pursuant to the formation transactions and related refinancing transactions:

•	We will sell shares of our common stock in this offering and an additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership;

•	Our affiliates that own Library Tower and Gas Company will enter into refinancing transactions, in which the Library Tower property entities will incur a $225.0 million senior mortgage loan and a $20.0 million secured mezzanine loan, and the Gas Company Tower property entities will incur a $220.0 million senior mortgage loan and a $65.0 million secured mezzanine loan. These transactions are referred to in this prospectus as the refinancing transactions. Our operating partnership and other affiliates expect to enter into the refinancing transactions and a $350.0 million unsecured revolving credit facility prior to or concurrently with the completion of the other formation transactions;

•	Pursuant to separate option, contribution or purchase and sale agreements, our operating partnership will acquire direct and indirect interests in the properties, as well as acquire certain assets of the management, leasing and development business, and assume specified liabilities including contingent liabilities, of the Maguire Organization. The aggregate estimated consideration to be given by our operating partnership for these interests, assets and liabilities is approximately $385.7 million, comprised of $145.4 million to be paid in cash (including $84.8 million to redeem a preferred equity interest in a property entity held by an affiliate of Credit Suisse First Boston Corporation), units having a value of $211.3 million ( units) and the assumption of approximately $29.0 million of indebtedness and other obligations (which we expect to be repaid by the operating partnership with proceeds of this offering);

•	Prior to contribution to the operating partnership of the property entity owning the Solana property, we expect that property entity to distribute to an entity owned by Mr. Maguire the 322-acre development parcel adjacent to the Solana property, subject to encumbrance by a new $21.5 million mortgage, the proceeds of which will be used to pay down existing indebtedness encumbering the Solana property;

•	We expect that our operating partnership will use approximately $1,012.4 million of the net proceeds of this offering, the refinancing transactions, borrowings under our revolving credit facility and restricted cash released upon consummation of this offering to repay existing indebtedness and $57.1 million to pay prepayment penalties and exit fees, including amounts to be paid to affiliates of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., our joint book-running managers. See “Use of Proceeds;”

•	The current employees of the Maguire Organization will become employees of our company, our operating partnership and/or our services company; and

•	Our operating partnership will enter into option agreements with entities controlled by Mr. Maguire giving our operating partnership the right to acquire the option properties or interests in the option properties, including the distributed Solana development land parcel. Concurrent with the consummation of this offering, we will enter into development, management and/or leasing agreements with respect to each of the option properties and one excluded property. See “Business and Properties — Description of Option Properties.”

Consequences of this Offering and the Formation Transactions

      Upon completion of this offering and the formation transactions:

•	Our operating partnership will indirectly own a fee simple interest in all properties, other than Wells Fargo Tower, in which it will own a 58% membership interest, Glendale Center, in which it will own a 30% membership interest (which constituted approximately a 16% interest in net income for the six months ended June 30, 2002), and Plaza Las Fuentes and the Plaza Las Fuentes hotel, in which it will hold a 100% leasehold interest. See “Business and Properties — Description of Existing Portfolio — Los Angeles Central Business District Office Properties — Wells Fargo Tower,” “— Tri-Cities Office Properties — Glendale Center” and “— Tri-Cities Office Properties — Plaza Las Fuentes”;

•	Purchasers of our common stock in this offering will own 98.3% of our outstanding common stock, or 76.7% on a fully diluted basis assuming the exchange of all units of limited partnership in our operating partnership for shares of our common stock, and we will be the sole general partner of our operating partnership and will own % of the units therein; and

•	We expect to have total consolidated indebtedness of approximately $762.0 million (including $12.0 million, which is reflected in “losses and distributions in excess of investments in unconsolidated entities and loans payable to such entities” in our pro forma financial statements), and expect our proportionate share of unconsolidated indebtedness to be $85.2 million.

Benefits to Related Parties

      Upon completion of this offering and the formation transactions, Mr. Maguire will receive:

•	a 20.5% beneficial interest in our company after giving effect to grants of restricted common stock and the exchange of units for common stock, but excluding options that have been granted but are not yet exercisable, comprised of units (with a value of $ million), in exchange for the contribution of his interests in the property entities;

•	the distribution to him or entities controlled by him of the 322-acre Solana land parcel, subject to a new $21.5 million mortgage that will continue to encumber the parcel and to our operating partnership’s option to acquire such land;

•	the release of guarantees to repay, personally and on behalf of various Maguire Organization entities, approximately $ million of indebtedness that will be repaid with the proceeds of this offering and the refinancing transactions and $ million of indebtedness that will remain outstanding after this offering;

•	our commitment not to sell four of our properties in a taxable transaction until the ninth anniversary of the closing of the formation transactions (or up to the twelfth anniversary if Mr. Maguire and related entities maintain a specified minimum ownership in our operating partnership) and two other properties until the seventh anniversary of the closing of the formation transactions (or up to the tenth anniversary if Mr. Maguire and related entities maintain a specified minimum ownership in our operating partnership);

•	our commitment to use commercially reasonable efforts to make $508.8 million of indebtedness available for guarantee by him and related entities (including $65.0 million for guarantee by an entity in which Mr. Maguire and Mr. Gilchrist have an interest);

•	the benefit of management, leasing and development services provided by us or our services company to each of the entities that owns the option properties and the entity that owns the excluded garage property located in the LACBD at 17th & Grand Avenue, each of which is directly or indirectly controlled by Mr. Maguire, under management agreements that we believe contain fair market terms and conditions;

•	the benefit of a management agreement under which our services company will oversee Mr. Maguire’s interests in the excluded senior housing project located at 740 South Olive Street in the LACBD and which we believe contains fair market terms and conditions;

•	a release by us with respect to all claims, liabilities, damages and obligations related to his ownership of the property entities and employment with the Maguire Organization which exist at the closing of the formation transactions, other than breaches by him or entities related to him, as applicable, of the employment agreement, non-competition agreement, contribution agreements and option agreements entered into by him and these entities in connection with the formation transactions;

•	an employment agreement providing him with salary, bonus and other benefits, including, potentially, severance upon a termination of his employment under certain circumstances; and

•	indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against him as an officer or director.

Our senior officers and directors, other than Mr. Maguire, will receive:

•	an aggregate estimated 2.6% beneficial interest in our company after giving effect to grants of restricted common stock and the exchange of units for common stock, but excluding options that have been granted but are not yet exercisable, comprised of units (with a value of $ million) in exchange for the contribution of certain officers’ and directors’ interests in the property entities and shares of restricted stock with a value of $12.5 million ( shares) that will be issued pursuant to employment agreements with certain of our officers and other key employees;

•	approximately $6.5 million in cash bonuses and tax gross-ups primarily intended to mitigate employee tax obligations associated with vested restricted stock grants;

•	options granted under our incentive award plan to Dallas E. Lucas, our Executive Vice President and Chief Financial Officer with an exercise price per share equal to the initial public offering price, which, subject to Mr. Lucas’ continued employment, will vest in full on the third anniversary of this offering;

•	our commitment not to sell four of our properties in a taxable transaction until the ninth anniversary of the closing of the formation transactions (or up to the twelfth anniversary if Mr. Maguire and related entities and an entity in which Mr. Maguire and Mr. Gilchrist have an interest each maintain a specified minimum ownership in our operating partnership) and two other properties until the seventh anniversary of the closing of the formation transactions (or up to the tenth anniversary if Mr. Maguire and related entities and an entity in which Mr. Maguire and Mr. Gilchrist have an interest each maintain a specified minimum ownership in our operating partnership), except that any of these properties may be sold notwithstanding these restrictions if Mr. Maguire consents to the sale;

•	our commitment to use commercially reasonable efforts to make $65.0 million of indebtedness of our operating partnership available for guarantee on the same basis as Mr. Maguire, in the case of an entity in which Mr. Maguire and Mr. Gilchrist have an interest;

•	a release by us of certain officers and directors who are party to contribution agreements with respect to all claims, liabilities, damages and obligations related to their ownership of the property entities and/or their employment with the Maguire Organization which exist at the closing of the formation transactions, other than breaches by them or entities related to them, as applicable, of the employment agreements, non- competition agreements and contribution agreements entered into by them and these entities in connection with the formation transactions;

•	employment agreements providing for salary, bonus and other benefits, including, potentially, severance upon a termination of employment under certain circumstances, as described under “Management — Employment Agreements”; and

•	indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against them as officers or directors.

•	Persons holding units as a result of the formation transactions, including Mr. Maguire, will have rights:

•	beginning 14 months after the completion of this offering, to cause our operating partnership to redeem their units for cash, or, at our election, to exchange their units for shares of our common stock on a one-for-one basis; and

•	beginning 14 months after the completion of this offering, to cause us to register shares of our common stock that may be issued in exchange for their units.

      We have not obtained any recent third-party appraisals of the properties and other assets to be acquired by us in the formation transactions, or any other independent third-party valuations or fairness opinions in connection with the formation transactions. Accordingly, there can be no assurance that the fair market value of the units issued or the amount of cash paid to contributors will not exceed the fair market value of the interests in the property entities and other assets acquired by us in the formation transactions. See “Risk Factors — Risks Related to Our Properties and Our Business — We have not obtained recent appraisals of the properties in connection with this offering and the consideration paid for them may exceed their fair market value.”

      The following diagram depicts our ownership structure upon completion of this offering and the formation transactions. Our operating partnership will own the various properties depicted below directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings.

Maguire Properties, Inc. Structure

(1)	Excludes units issuable with respect to stock options that have been granted but are not yet exercisable.

(2)	Substantially all of the limited partnership interests will be held by our officers and directors.

(3)	Reflects legal ownership only and disregards preferential distribution rights held by BankAmerica Realty Services, Inc. and a distribution participation right held by Disney Enterprises. After giving effect to these rights and preferences, our interest in net income for the six months ended June 30, 2002 was approximately 16%. Our interest in net income may fluctuate in the future depending on operating performance. See “Business and Properties — Description of Existing Portfolio — Tri-Cities Office Properties — Glendale Center.”

Restrictions on Transfer

      Under the partnership agreement, unitholders do not have redemption or exchange rights and may not otherwise transfer their units, except under certain limited circumstances, for a period of 14 months from consummation of this offering. In addition, our senior officers and directors, including Mr. Maguire, have agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible into our common stock (including units) owned by them at the completion of this offering or thereafter acquired by them for a period of one year after the completion of this offering without the consent of both Credit Suisse First Boston Corporation and Salomon Smith Barney Inc.

Conflicts of Interest

      Following the completion of this offering, there will be conflicts of interest with respect to certain transactions between the unitholders, including Mr. Maguire and certain executive officers, on the one hand, and us and our stockholders, on the other. In particular, the consummation of certain business combinations, the sale of any properties or a reduction or refinancing of indebtedness could have adverse tax consequences to unitholders, which would make the transactions less desirable to them. Under the sale restriction provisions of Mr. Maguire’s and certain other contributors’ contribution agreements, we have agreed not to directly or indirectly sell, exchange or otherwise dispose of four of our properties in a taxable transaction until the ninth anniversary of the consummation of this offering (or up to the twelfth anniversary if Mr. Maguire and related entities maintain a specified minimum ownership in our operating partnership) and two other properties until the seventh anniversary of the consummation of this offering (or up to the tenth anniversary if Mr. Maguire and related entities maintain a specified minimum ownership in our operating partnership). In addition, under the debt maintenance provisions of the contribution agreements of Mr. Maguire and related entities and an entity in which Mr. Maguire and Mr. Gilchrist have an interest, we have agreed to use commercially reasonable efforts to make certain levels of indebtedness available for each of them to guarantee. Mr. Maguire and Mr. Gilchrist will also have a conflict of interest because they and/or entities affiliated with them are parties to contribution agreements entered into in connection with the formation transactions, employment agreements and non-competition agreements that we may not seek to enforce as vigorously as we otherwise might because of our desire to maintain our relationship with them. Also, Mr. Maguire owns, outside of our company, a parking garage in the LACBD and a federally subsidized senior housing project in the LACBD as well as passive equity interests in other real estate limited partnerships, and Mr. Gilchrist owns a passive equity interest in Commonwealth Partners and other real estate limited partnerships, which may potentially become competitors. We have adopted policies that are designed to eliminate or minimize certain potential conflicts of interest and, subject to compliance by our operating partnership with the sale restriction and debt maintenance provisions of the contribution agreements, the limited partners of our operating partnership have agreed that in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders. See “Policies with Respect to Certain Activities — Conflict of Interest Policies” and “Description of the Partnership Agreement of Maguire Properties, L.P.”

Restrictions on Ownership of our Capital Stock

      Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, our charter documents generally prohibit any person from actually or constructively owning more than 9.8% of the outstanding shares of our common stock. Our charter documents, however, do permit exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our tax status as a REIT.

Revolving Credit Facility

      We are currently negotiating with institutional lenders regarding the terms of a three-year, $350 million unsecured revolving credit facility, approximately $200 million of which we expect to be available upon consummation of this offering. The credit facility will have a one-year extension option. We expect to use the credit facility, among other things, to finance the formation transactions and the acquisition of properties (including the option properties), provide funds for tenant improvements and capital expenditures, and provide for working capital and other corporate purposes. We intend to enter into the credit facility prior to or contemporaneously with this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

This Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	(1)

Common stock and units to be outstanding after this offering	shares/ units(1)(2)

Use of proceeds	We intend to use the net proceeds of this offering and the refinancing transactions, funds drawn down under the revolving credit facility and cash currently held by us to:

• acquire interests in certain properties in the formation transactions;

• repay certain existing indebtedness and prepayment penalties and redeem outstanding preferred equity, including indebtedness and preferred equity held by one or more affiliates of our joint book-running managers;

• pay employment agreement obligations to a former employee of the Maguire Organization that we will assume in the formation transactions;

• pay certain of our employees cash bonuses intended to mitigate tax obligations in connection with restricted stock awards; and

• for general corporate purposes. See “Use of Proceeds.”

New York Stock Exchange symbol	MPG

(1)	Includes shares of restricted stock to be granted by us concurrently with this offering with a value of $12.5 million ( shares). Excludes shares issuable upon exercise of the underwriters’ overallotment option, shares available for future issuance under our incentive award plan and shares underlying options granted under our incentive award plan.

(2)	Includes units expected to be issued in connection with the formation transactions that may, subject to limits in the partnership agreement for our operating partnership, be exchanged for cash or, at our option, shares of our common stock on a one-for-one basis generally commencing 14 months after the date of this prospectus.

Dividend Policy

      We intend to make regular quarterly distributions to holders of our common stock. We intend to pay a pro rata distribution with respect to the period commencing on the completion of this offering and ending March 31, 2003, based on $           per share for a full quarter. On an annualized basis, this would be $      per share, of which we currently approximate      % may represent a return of capital for tax purposes, or an annual distribution rate of approximately      % based on the initial public offering price. We estimate that this initial distribution will represent approximately      % of estimated cash available for distribution for the twelve months ending June 30, 2003, based on adjusted pro forma funds from operations. We established this distribution rate based upon an estimate of cash available for distribution after this offering. See “Dividend Policy” for information as to how this estimate was derived. We intend to maintain our initial distribution rate for the twelve-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Distributions made by us will be authorized and determined by our board of directors in their sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and the capital requirements of our company. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution; however, no assurance can be given that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. See “Dividend Policy” and “Forward Looking Statements.” We expect our distributions to be greater than net income under GAAP because of non-cash charges. We do not intend to reduce the expected distribution per share if the underwriters’ overallotment option is exercised.

Our Tax Status

      We intend to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2003. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. See “Federal Income Tax Considerations.”

Summary Selected Combined Financial Data

      The following table sets forth summary selected combined financial and operating data on an unaudited pro forma basis for our company and combined historical financial information for the “Maguire Properties Predecessor.” The Maguire Properties Predecessor comprises a subset of the current and historical entities referred to collectively in this prospectus as the Maguire Organization. The Maguire Properties Predecessor combined historical financial information includes:

•	the property management, leasing and real estate development operations of Maguire Partners Development, Ltd.;

•	the real estate operations for certain entities that own Plaza Las Fuentes (beginning October 31, 1997), Solana (beginning June 26, 1998), Gas Company Tower (beginning December 21, 2000), and 808 South Olive garage (beginning December 21, 2000); and

•	investments in and equity in net income or loss from the operations for certain real estate entities that own Plaza Las Fuentes, Solana, Gas Company Tower and 808 South Olive garage prior to the dates listed above and Library Tower, KPMG Tower, Wells Fargo Tower and Glendale Center for all periods.

Although we were the managing or administrative member with responsibility for day-to-day operations with respect to all of these entities, applicable accounting rules do not allow us to combine some of them because we did not, during the relevant time period, unilaterally control major decisions of such entities, such as sales and refinancings. The consolidated pro forma financial information includes the consolidated operations of each of the above-mentioned operations, with the exception of the investments in the Wells Fargo Tower and Glendale Center real estate entities, which are accounted for using the equity method. The owners of the Maguire Properties Predecessor are Mr. Maguire and certain others who have minor ownership interests.

      You should read the following summary selected financial data in conjunction with our combined historical and pro forma consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

      The combined historical balance sheet information as of December 31, 2001 and 2000 of the Maguire Properties Predecessor and statements of operations information for the years ended December 31, 2001, 2000 and 1999 of the Maguire Properties Predecessor have been derived from the historical combined financial statements audited by KPMG LLP, independent auditors, whose report with respect thereto is included elsewhere in this prospectus. The combined historical balance sheet information as of June 30, 2002, December 31, 1999, 1998 and 1997 and statements of operations for the six months ended June 30, 2002 and 2001 and for the years ended December 31, 1998 and 1997 have been derived from the unaudited combined financial statements of the Maguire Properties Predecessor. In the opinion of management of our company, the combined historical balance sheet information as of June 30, 2002 and statements of operations for the six months ended June 30, 2002 and 2001 include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Our results of operations for the interim periods ended June 30, 2002 and 2001 are not necessarily indicative of the result to be obtained for the full fiscal year.

      Our unaudited summary selected pro forma consolidated financial statements and operating information as of and for the six months ended June 30, 2002 and the year ended December 31, 2001 assumes completion of this offering, the formation transactions, the refinancing transactions and the repayment of certain indebtedness and the redemption of outstanding preferred equity as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma consolidated financial statements also include the effects of the acquisition by us, or the assignment to us, of all of the ownership interests owned by third parties in Library Tower, KPMG Tower, Gas Company Tower and Plaza Las Fuentes and additional interests in Wells Fargo Tower that increase our interest to 58%, and the related financing transactions that have occurred or will occur prior to or in conjunction with the consummation of this offering, as if those acquisitions and assumptions had occurred as of the beginnings of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of and for the period indicated, nor does it purport to represent our future financial position and results of operations.

The Company (Pro Forma) and the Maguire Properties Predecessor (Historical)

(Dollars in thousands, except per share data)

	Six Months Ended June 30,			Year Ended December 31,

	Pro Forma			Pro Forma
	Consolidated	Historical Combined		Consolidated	Historical Combined

	2002	2002	2001	2001	2001	2000	1999

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Statement of Operations Data:
Rental revenues	$65,713	$35,653	$35,672	$130,191	$71,607	$36,849	$39,951
Tenant reimbursements	20,923	9,978	9,133	37,185	18,672	6,109	5,199
Hotel operations	14,298	14,298	15,197	27,824	27,824	33,271	32,434
Equity in net income (loss) of uncombined real estate entities	1,234	(517)	(782)	5,244	(2,679)	3,065	2,302
Other revenues	14,654	8,391	8,782	29,706	17,896	11,592	11,243

Total revenues	116,822	67,803	68,002	230,150	133,320	90,886	91,129

Rental property operating and maintenance expenses	20,421	9,784	9,102	38,452	18,397	8,503	9,141
Hotel operating and maintenance expenses	10,126	10,126	10,632	20,308	20,308	22,427	21,780
Real estate taxes	6,822	4,204	4,344	13,864	8,740	5,554	5,187
Interest expense	18,648	38,659	43,169	49,496	83,231	68,612	67,844
Depreciation and amortization expense	19,247	10,213	10,191	39,107	20,470	9,635	10,600
General and administrative expenses	29,314	8,944	8,810	42,772	17,758	15,374	10,648
Other expenses	1,998	1,998	2,038	4,326	4,326	4,261	4,132

Total expenses	106,576	83,928	88,286	208,325	173,230	134,366	129,332

Income (loss) before gain on sales of investments in real estate, gain on forgiveness of debt and minority interest	10,246	(16,125)	(20,284)	21,825	(39,910)	(43,480)	(38,203)
Gain on sales of investments in real estate	2,879	2,879	935	935	935	–	31,431
Gain on forgiveness of debt	–	–	–	–	–	161,159	–
Minority interest (deficit)	2,888	(338)	(1,515)	5,007	(2,359)	(180)	–

Net income (loss)	$10,237	$(12,908)	$(17,834)	$17,753	$(36,616)	$117,859	$(6,772)

Pro forma basic earnings per share(1)	$	–	–	$	–	–	–

Pro forma diluted earnings per share(2)	$	–	–	$	–	–	–

Pro forma weighted average common shares outstanding — basic		–	–		–	–	–

Pro forma weighted average common shares outstanding — diluted		–	–		–	–	–

Balance Sheet Data (at period end):
Investments in real estate, after accumulated depreciation and amortization	$1,024,818	$586,481	–	–	$602,621	$614,194	$292,396
Total assets	1,226,246	640,407	–	–	646,128	661,071	381,185
Mortgages and other secured loans	750,000	681,463	–	–	693,853	714,848	593,879
Total liabilities	822,163	869,161	–	–	847,991	820,285	639,846
Minority interest (deficit)	88,898	(12,762)	–	–	(12,424)	(10,065)	–
Stockholders’/owners’ equity (deficit)	315,185	(215,992)	–	–	(189,439)	(149,149)	(258,661)
Total liabilities and stockholders’/owners’ equity	1,222,246	640,407	–	–	646,128	661,071	381,185
Other Data:
Funds from operations(3)	$32,221	–	–	$66,505	–	–	–
Cash flows from:
Operating activities(4)	–	3,156	3,642	–	4,888	(10,683)	(2)
Investing activities(4)	–	(5,178)	(878)	–	542	(16,654)	63,940
Financing activities(4)	–	3,967	(1,585)	–	(5,348)	28,358	(62,934)

(1)	Pro forma basic earnings per share is computed assuming this offering was conducted as of the first day of the period presented and equals pro forma net income divided by the number of shares of our common stock to be outstanding after this offering, excluding the weighted average of the number of unvested shares.
(2)	Pro forma diluted earnings per share is computed assuming this offering was completed as of the first day of the period presented. Pro forma diluted earnings per share equals pro forma net income divided by the sum of the number of shares of our common stock to be outstanding after this offering, excluding the weighted average of the number of non-vested shares plus an amount computed using the treasury stock method with respect to the unvested shares of our common stock.
(3)	As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations represents income (loss) before minority interest (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Management considers funds from operations an appropriate measure of performance of an equity REIT because industry analysts have accepted it as such. We compute funds from operations in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating funds from operations utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, funds from operations does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. Funds from operations should not be considered as an alternative for net income as a measure of profitability nor is it comparable to cash flows provided by operating activities determined in accordance with GAAP. For a reconciliation of pro forma funds from operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds From Operations.”
(4)	Pro forma information relating to cash flows from operations and investments are not included because we believe that such information would not be meaningful due to the number of assumptions required in order to calculate this information.

RISK FACTORS

      Investment in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward looking statements. Please refer to the section entitled “Forward Looking Statements.”

Risks Related to Our Properties and Our Business

      Our properties depend upon the Southern California economy and the demand for office space.

      The majority of our properties are located in Los Angeles County, California and most of them are concentrated in the LACBD, which exposes us to greater economic risks than if we owned properties in several geographic regions. Moreover, because our portfolio of properties consists primarily of office buildings, a decrease in the demand for office space, and class A office space in particular, may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. We are susceptible to adverse economic or real estate developments in the Southern California region (which may be adversely affected by business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics, increased telecommuting, infra-structure quality, California state budgetary constraints and priorities, increases in real estate taxes, costs of complying with government regulations and other factors) and the national and Southern California region office space market (such as oversupply of or reduced demand for office space). In addition, the State of California continues to address issues related to shortages of electricity and interruptions in power service that increase energy costs and may create the perception that the State is not able to effectively manage its energy needs, in turn reducing demand for office space in California. The State of California is also regarded as more litigious and more highly regulated and taxed than many states, which may reduce demand for office space in California. Any adverse economic or real estate developments in the Southern California region, or any decrease in demand for office space resulting from California’s business climate or energy problems, could adversely impact our financial condition, results of operations, cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay distributions to you. We cannot assure you of the continued growth of the Southern California economy or the national economy or our future growth rate.

      We have not obtained recent appraisals of the properties in connection with this offering and the consideration paid for them may exceed their fair market value.

      We have not obtained any recent third-party appraisals of the properties and other assets to be acquired by us in the formation transactions, nor any independent third-party valuations or fairness opinions in connection with the formation transactions. Our valuation has been determined by considering our enterprise value as a going concern based primarily upon a capitalization of estimated and anticipated funds from operations and cash available for distribution and the other factors discussed in this prospectus in “Dividend Policy,” “Structure and Formation of Our Company” and “Underwriting,” rather than an asset-by-asset valuation based on historical cost or current market value. Accordingly, there can be no assurance that the consideration paid by us for the properties and other assets to be acquired by us in the formation transactions will not exceed their fair market value.

      The consideration paid and the allocation of units among the participants in connection with the formation transactions were not determined by arm’s-length negotiations. Since no recent appraisals of the properties and other assets were obtained by us, the value of the units allocated to participants in the formation transactions may exceed the fair market value of their ownership of such properties and assets. Further, there were no arm’s-length negotiations with respect to other terms of the formation transactions, in particular with respect to the representations and warranties made by the contributors of properties to us in the formation transactions, or the indemnification provided for breach of representations and warranties. In addition, Messrs. Maguire and Gilchrist, who had significant influence in structuring the formation transactions, had preexisting ownership interests in the properties and will receive substantial economic benefits as a result of the formation transactions. Further, in the course of structuring the formation transactions, Messrs. Maguire and Gilchrist had the ability to influence the type and level of benefits that they and our other executive officers will receive from us.

      The terms of the option agreements relating to the option properties also were not determined by arm’s-length negotiations, and such terms may be less favorable to us than those that may have been obtained through negotiations with third parties. It may never become economically attractive to exercise our options with respect to these properties based upon the price formulas set forth in such agreements. Our rights of first refusal with respect to these properties expire on the later of the term of the option and the expiration of Mr. Maguire’s non-competition agreement. Thereafter, Mr. Maguire could develop, manage, own and operate such properties in competition with us or sell them to a competitor without restriction.

      Limitations on our ability to sell certain properties could limit our operating flexibility.

      In connection with the formation transactions, we have agreed to restrictions on our operating partnership’s ability to directly or indirectly sell, exchange or otherwise dispose (including by way of merger, sale of assets or otherwise) of any portion of its interests, in a taxable transaction, in six of the office properties in our portfolio which represented 94.9% of our portfolio’s annualized rent as of June 30, 2002. The sale restrictions apply for initial periods between seven and nine years, with up to three one-year extension periods if Mr. Maguire and related entities maintain ownership of units equal to 50% of the units received by them in the formation transactions and pursuant to option agreements with respect to option properties. We have also agreed to use commercially reasonable efforts to make approximately $591.8 million of debt available for certain contributors, including Mr. Maguire and related entities and an entity in which Mr. Maguire and Mr. Gilchrist each own an interest, to guarantee. See “Structure and Formation of our Company — Description of Contribution Agreements, Sales Limitations and Debt Guarantees.” These sale and debt maintenance provisions apply even if it would otherwise be in the best interests of our stockholders for us to sell our interest in these properties or reduce our outstanding indebtedness. We agreed to these provisions in order to assist Mr. Maguire and certain other contributors in preserving their tax position after their contributions. These provisions could preclude us and our operating partnership from participating in certain major transactions (such as a merger or sale of all or substantially all of our assets) that would result in the recognition of gain by Mr. Maguire and others even though such a disposition or change of control might be in the best interests of our stockholders. In addition, we could involuntarily violate these restrictions in the event of a condemnation of one of these properties or by operation of the buy/sell provision in the operating agreements of the entities that directly or indirectly control Wells Fargo Tower. Were we to violate the provisions of the sale restrictions, we could be required to pay monetary damages for the resulting harm to Mr. Maguire and other contributors, and we have acknowledged that a calculation of damages based solely on the time value of money would not be an adequate remedy for any violation by us of these obligations. In addition, the agreements containing the sales restrictions do not include a bar on equitable remedies, were Mr. Maguire or another contributor to seek to enjoin a violation by us of such agreements. See “— Risks Related to Our Organization and Structure — Conflicts of interest exist with holders of units in our operating partnership.”

      Potential losses may not be covered by insurance.

      We carry comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance covering all of the properties in our portfolio under a blanket policy that also covers each of the option and excluded properties. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsured losses such as loss from riots, war or acts of God. Some of our policies, like those covering losses due to terrorism and floods, are insured subject to limitations involving large deductibles or co-payments and policy limits which may not be sufficient to cover losses. All of our properties, other than our Solana property, are located in Southern California, an area especially subject to earthquakes. Four of the five largest properties in our office portfolio — Library Tower, Gas Company Tower, Wells Fargo

Tower and KPMG Tower — are all located within the Bunker Hill section of downtown Los Angeles. Together, these properties represented roughly 75% of our office portfolio’s annualized rent as of June 30, 2002. Because these properties are located so closely together, an earthquake in downtown Los Angeles could materially damage, destroy or impair the use by tenants of all of these properties. While we presently carry earthquake insurance on our Southern California properties, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes, particularly losses from an earthquake in downtown Los Angeles. In addition, we may discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds the value of the coverage discounted for the risk of loss.

      If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In the event of a significant loss at one or more of the option or excluded properties covered by the blanket policy that covers the properties in our portfolio, the remaining insurance under our policy, if any, could be insufficient to adequately insure our existing properties. In such event, securing additional insurance, if possible, could be significantly more expensive than our current policy.

      In the event there is a casualty loss at the Wells Fargo Tower that is covered by the current earthquake insurance policy, we have agreed to guaranty, along with the Wells Fargo entity that owns a 42% interest in the Wells Fargo Tower, the payment of any applicable earthquake insurance deductible. This obligation is joint and several for the first $17.5 million and several only thereafter.

      Future terrorist attacks in the United States could harm the demand for and the value of our properties.

      Future terrorist attacks in the U.S., such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of terrorism or war could harm the demand for and the value of our properties. Certain of our properties are well-known landmarks, in particular Library Tower in downtown Los Angeles, and may be perceived as more likely terrorist targets than similar, less recognizable properties, which could potentially reduce the demand for and value of these properties. A decrease in demand could make it difficult for us to renew or re-lease our properties at lease rates equal to or above historical rates.

      Terrorist attacks also could directly impact the value of our properties through damage, destruction, loss, or increased security costs, and the availability of insurance for such acts may be limited or may cost more. Four of the five largest properties in our office portfolio — Library Tower, Gas Company Tower, Wells Fargo Tower and KPMG Tower — are all located within the Bunker Hill section of downtown Los Angeles. Together, these properties represented roughly 75% of our office portfolio’s annualized rent as of June 30, 2002. Because these properties are located so closely together, a terrorist attack on any one of these properties, or in the downtown Los Angeles or Bunker Hill areas generally, could materially damage, destroy or impair the use by tenants of all of these properties. To the extent that our tenants are impacted by future attacks, their ability to continue to honor obligations under their existing leases with us could be adversely affected. Additionally, certain tenants have termination rights or purchase options in respect of certain casualties. If we receive casualty proceeds, we may not be able to reinvest such proceeds profitably or at all, and we may be forced to recognize taxable gain on the affected property. Failure to reinvest casualty proceeds in the affected property or properties could also violate our agreement with certain limited partners of our operating partnership not to sell specified properties. See “— Limitations on our ability to sell certain properties could limit our operating flexibility” and “Structure and Formation of Our Company — Description of Contribution Agreements, Sales Limitations and Debt Guarantees.”

      We depend on significant tenants.

      As of June 30, 2002, the twenty largest tenants in the buildings in our office portfolio represented approximately 80.3% of the total annualized rent generated by those buildings. Our largest tenants are

Sempra Energy and its subsidiaries, IBM Corporation and Wells Fargo Bank. Sempra Energy, together with its Southern California Gas Company subsidiary, currently leases 784,074 net rentable square feet of office space, representing approximately 16.6% of the total annualized rent generated by the properties in our office portfolio, IBM currently leases 988,255 net rentable square feet of office space, representing approximately 14.8% of the total annualized rent generated by the properties in our office portfolio, and Wells Fargo Bank currently leases 540,032 net rentable square feet of office space, representing approximately 8.1% of the total annualized rent generated by the properties in our office portfolio. Our tenants may experience a downturn in their businesses, which may weaken their financial condition, result in their failure to make timely rental payments or their default under their leases. One of our tenants, Arthur Andersen LLP, which currently leases approximately 160,349 net rentable square feet of office space in Library Tower, representing 1.9% of the total annualized rent generated by the properties in our office portfolio, may be more likely to default on its lease than our other tenants as a result of its conviction on federal obstruction of justice charges in June 2002. We are currently negotiating the potential termination of this lease. In the event of any tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

      The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. Even so, our claim for unpaid rent would likely not be paid in full.

      Our revenue and cash available for distribution to you could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, or suffer a downturn in their business, or fail to renew their leases at all or renew on terms less favorable to us than their current terms.

      We may be unable to complete acquisitions and successfully operate acquired properties.

      We continue to evaluate the market of available properties and may acquire office and other properties when strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them may be exposed to the following significant risks:

•	potential inability to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds;

•	even if we are able to acquire a desired property, competition from other potential acquirors may significantly increase the purchase price;

•	even if we enter into agreements for the acquisition of office properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

•	we may be unable to finance the acquisition on favorable terms;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

      If we cannot finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected.

      Our option to acquire a 12.5% interest in Playa Vista — Water’s Edge is subject to a third party security interest that secures a loan made to an entity controlled by Mr. Maguire. If that loan is not repaid when due, the lender could foreclose on the 12.5% interest and thereby extinguish our option. Assuming that the optionor still owns the interest at a time when we do elect to exercise our option, the option agreement requires the optionor to cause the third party lender to release its security interest in the 12.5% interest. Also, the holder of the remaining 87.5% interest in Playa Vista — Water’s Edge has a contractual right to cause the entity that holds fee title to Water’s Edge to sell either or both phases of the project in certain circumstances, and additionally has a call right with respect to the 12.5% interest in Water’s Edge that is the subject of our option. If the holder of the remaining 87.5% interest in Water’s Edge exercises either of those rights, we would be unable to exercise our option. Further, the optionor has a contractual right in certain circumstances to cause the entity that holds fee title to Water’s Edge to sell the project. We cannot assure you that we will be able to exercise our option to acquire a 12.5% interest in Playa Vista — Water’s Edge, or that if we do exercise it, it will not later be impacted by the holder of the remaining 87.5% interest in Water’s Edge exercising its contractual rights with respect to that interest.

      We may be unable to successfully complete and operate developed properties.

      We intend to develop and substantially renovate office and other properties. Our future development and construction activities, including development and construction of the option properties if we exercise our options to acquire them, involve the following significant risks:

•	we may be unable to obtain construction financing on favorable terms;

•	we may be unable to obtain permanent financing at all or on advantageous terms if we finance development projects through construction loans;

•	we may not complete development projects on schedule or within budgeted amounts;

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy, and other required governmental permits and authorizations; and

•	occupancy rates and rents at newly developed or renovated properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investment not being profitable.

      While we intend to develop office properties primarily in the Southern California market and the DFW Mid-Cities submarket, we may in the future develop properties for commercial, retail or other use and expand our business to other geographic regions where we expect the development of property to result in favorable risk-adjusted returns on our investment. Presently, we do not possess the same level of familiarity with development of other property types or other markets, which could adversely affect our ability to develop such properties successfully or at all or to achieve expected performance.

      Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

      Our ability to make expected distributions to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease funds available for distribution and the value of our properties. These events include:

•	local oversupply, increased competition or reduction in demand for office space;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property development and acquisitions on favorable terms;

•	increased operating costs, including insurance premiums, utilities, and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments; and

•	changing submarket demographics.

      In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

      We face significant competition, which may decrease the occupancy and rental rates of our properties.

      We compete with several developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same submarkets in which our properties are located, but which have lower occupancy rates than our properties. On average, our higher relative occupancy rates mean that our competitors have more space currently available for lease than we do and may be willing to make space available at lower prices than the space in the properties in our office portfolio. If our competitors offer space at rental rates below current market rates, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, per share trading price of our common stock, results of operations, cash flow and ability to satisfy our debt service obligations and to pay distributions to you may be adversely affected.

      Our debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

      Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a significant portion of our debt bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations;

•	our default under any one of our mortgage loans with cross default provisions could result in a default on other indebtedness; and

•	because we have agreed with Mr. Maguire and other contributors to use commercially reasonable efforts to maintain certain debt levels, we may not be able to refinance our debt when it would be otherwise advantageous to do so or to reduce our indebtedness when our board of directors thinks is prudent.

If any one of these events were to occur, our financial condition, results of operations, cash flow, per share trading price of our common stock, our ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected. In addition, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could hinder our ability to meet the REIT distribution requirements imposed by the Code and violate the terms of our agreement with Mr. Maguire and other contributors restricting the sale of certain properties and obligating us to use commercially reasonable efforts to make available to them certain levels of indebtedness to guarantee. In addition, each of the mortgages encumbering Wells Fargo Tower and Glendale Center contain “hyper-amortization” features, in which the principal payment schedule is rapidly accelerated, and the principal payments owed by the owners of these properties are substantially increased, after a period of time but prior to the maturity date of the loan. If the applicable property owner cannot repay or refinance one of these mortgages before their obligation to pay hyper-amortization payments commences, substantially all revenues from that property in excess of tax, insurance, debt service, operating expense and/or reserves will be applied to debt repayment until the applicable mortgage has been fully repaid. Because, in this instance, we would receive no cash flow from such property until the applicable mortgage was repaid, our ability to pay distributions to you, and to qualify as a REIT, could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Material Provisions of Consolidated Secured Indebtedness to be Outstanding After this Offering” and “— Unconsolidated Secured Indebtedness to be Outstanding After this Offering.”

      We could default on leases for land on which some of our properties are located.

      We possess a leasehold interest on the land and air space at Plaza Las Fuentes that, including renewal options, expires in 2047. As of June 30, 2002 we had approximately 182,994 net rentable square feet of office and retail space and a 350 room hotel located on this parcel. If we default under the terms of this long-term lease, we may be liable for damages and lose our interest in Plaza Las Fuentes, including our options to purchase the property and a related parking garage.

      We may be unable to renew leases or re-lease space as leases expire.

      As of June 30, 2002, leases representing 3.6% and 18.5% of the square footage of the properties in our office portfolio will expire in 2002 and 2003, respectively. Above market rental rates at some of the properties in our office portfolio may force us to renew or re-lease some expiring leases at lower rates. While we believe that the average rental rates for most of the properties in our office portfolio are below our quoted market rates in each of our submarkets, we cannot assure you that leases will be renewed or that our properties will be re-leased at rental rates equal to or above the current rental rates. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay distributions to you would be adversely affected.

      Because we own hotel properties, we face the risks associated with the hospitality industry.

      We own two hotel properties, the Plaza Las Fuentes hotel in Pasadena, California, and the Solana Marriott hotel in DFW and are susceptible to risks associated with the hospitality industry, including:

•	competition for guests with other hotels, some of which may have greater marketing and financial resources than our hotel-operating business partners;

•	increases in operating costs from inflation and other factors that our hotel-operating business partners may not be able to offset through higher room rates;

•	future terrorist attacks that could adversely affect the travel and tourism industries and decrease demand for our hotels;

•	the fluctuating and seasonal demands of business travelers and tourism; and

•	general and local economic conditions that may affect demand for travel in general.

      If our hotels do not generate sufficient receipts, our financial position, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you may be adversely affected.

      We have entered into an agreement to re-brand the Plaza Las Fuentes hotel as the Westin Pasadena hotel commencing on December 20, 2002 which could disrupt normal operations and require significant capital expenditures for alterations and improvements. See “Business and Properties — Description of Existing Portfolio — Hotel Properties.”

      We could incur significant costs related to government regulation and private litigation over environmental matters.

      Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at that property, and may be required to investigate and clean up such contamination at that property or emanating from that property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. The presence of contamination or the failure to remediate contamination may adversely affect the owner’s ability to sell, lease or develop real estate or to borrow using the real estate as collateral. In addition, the owner or operator of a site may be subject to claims by third parties based on personal injury, property damage and/or other costs, including investigation and cleanup costs, resulting from environmental contamination present at or emanating from a site.

      These environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials, or ACBM. Such laws require that ACBM be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. The laws may also allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers. Some of the properties may contain ACBM.

      Some of the properties in our portfolio contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances.

      From time to time, the United States Environmental Protection Agency, or EPA, designates certain sites affected by hazardous substances as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act. Superfund sites can cover large areas, affecting many different parcels of land. The EPA identifies parties who are considered to be potentially responsible for the hazardous substances at Superfund sites and makes them liable for the costs of responding to the hazardous substances. The parcel of land on which the Glendale Center is located lies within a large

Superfund site that covers many properties in addition to the Glendale Center. The site was designated as a Superfund site because the groundwater beneath the Superfund site is contaminated. We have not been named, and do not expect to be named, as a potentially responsible party for the site. If we were named, we would likely be required to enter into a de minimis settlement with the EPA and pay nominal damages.

      Additionally, the EPA is currently assessing the Playa Vista project area, including the Water’s Edge development, for designation as a Superfund site. The site was previously assessed by the EPA for designation as a Superfund site in 1988-89, but following the assessment the EPA concluded that the site should not be so designated. The current reassessment is not expected to be complete until 2003, and until then we will not know whether the site will be designated as a Superfund site. If the site is designated as a Superfund site, it will likely have to undergo significant environmental remediation, which may interfere with the scheduled development of the site, and increase environmental remediation costs. We cannot assure you that the site will not be designated as a Superfund site.

      There has been a substantial amount of litigation, as well as administrative proceedings, relating to the Playa Vista development for over ten years. These disputes have touched upon many issues related to the environmental condition of the site, including potential land sinking, risks due to earthquakes, alleged impacts of construction on a channel wall, the risk of tsunami, the existence of methane at the site, the existence of hydrogen sulfide and other gases at the site, alleged leaking of methane gas from the Southern California Gas Company Del Rey Storage Facility, and suggested bacteria build up in an aquifer at the site. Also, work on a portion of Culver Boulevard, a road being improved in connection with the improvement of the site, has been temporarily halted due to a dispute over the widening of a road. There may be more litigation on these or other issues in the future, and we may be named in that litigation if we exercise our option to acquire an interest in the Playa Vista — Water’s Edge development. While we would vigorously defend any such claims, we may not prevail and the claims or remedies associated with them may have a material adverse effect on any interest we hold in the Playa development and could have a material adverse effect on our business, assets or results of operations.

      Existing conditions at some of our properties may expose us to liability related to environmental matters.

      Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of the properties in our existing portfolio and all the properties on which we have options or purchase rights, except for the Playa Vista — Water’s Edge development. Each of the site assessments has been either completed or updated within six months of the date of this prospectus. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities, or compliance concerns. Material environmental conditions, liabilities, or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

      Environmental reports available to us on the Playa Vista — Water’s Edge option property were generally completed more than two years ago. According to these reports, the California Regional Water Quality Control Board, Los Angeles Region issued a cleanup and abatement order in 1998 with respect to the Playa Vista project area, which includes the Playa Vista — Water’s Edge development. The order requires the cleanup of historical soil and groundwater contamination at the Playa Vista site resulting from historical land use and former aircraft manufacturing operations. Various chlorinated volatile organic compounds, petroleum hydrocarbons and metals have been detected in soil and groundwater in the Playa Vista project area. According to the order, four areas of groundwater contamination exist in the project area. Three of those areas are localized, but the fourth extends approximately 3,200 feet in length. Significant amounts of contaminated soil have been removed. The order calls for a site-wide groundwater monitoring program and extraction and treatment of contaminated groundwater is anticipated. Before we exercise our option to acquire an interest in the Water’s Edge development pursuant to an option agreement between us and an entity controlled by Mr. Maguire, we intend to conduct customary due diligence into the site, including environmental due diligence regarding the cleanup. We are not named as a responsible party under the order, but we cannot assure you that we will not be named as a responsible party in the future should we exercise our purchase rights.

      We cannot assure you that costs of future environmental compliance will not affect our ability to make distributions to you or that such costs or other remedial measures will not have a material adverse effect on our business, assets or results of operations.

      Potential environmental liabilities may exceed our environmental insurance coverage limits.

      We carry environmental insurance to cover likely and reasonably anticipated potential environmental liability associated with above-ground and underground storage tanks at all five of our properties where tanks are located. While we believe this coverage is sufficient to protect us against likely environmental risks, we cannot assure you that our insurance coverage will be sufficient or that our liability, if any, will not have a material adverse effect on our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay distributions to you.

      We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

      Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that the properties in our portfolio substantially comply with present requirements of the act, we have not conducted an audit or investigation of all of our properties to determine our compliance. If one or more of the properties in our portfolio is not in compliance with the act, then we would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the act or other legislation. If we incur substantial costs to comply with the act and any other legislation, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected.

      We may incur significant costs complying with other regulations.

      The properties in our portfolio are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. We believe that the properties in our portfolio are currently in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay distributions to you.

      Our growth depends on external sources of capital which are outside of our control.

      We are required under the Code to annually distribute at least 90% of our net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

      If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

      We may assume unknown liabilities in connection with the formation transactions.

      As part of the formation transactions, we (through our operating partnership) will acquire certain assets of the Maguire Organization subject to existing liabilities, some of which may be unknown at the time this offering is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with the entities prior to this offering (that had not been asserted or threatened prior to this offering), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. Under the terms of Mr. Maguire’s contribution agreement and the contribution agreements of certain entities related to him, Mr. Maguire and such entities have agreed to indemnify our operating partnership with respect to claims for breaches of representations and warranties brought by our operating partnership within one year of the consummation of this offering. Because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse against Mr. Maguire or these entities for such liabilities. See “— Existing conditions at some of our properties may expose us to liability related to environmental matters” as to the possibility of undisclosed environmental conditions potentially affecting the value of the properties in our portfolio.

      Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturer’s financial condition and disputes between us and our co-venturers.

      We have co-invested and may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. We will seek to maintain sufficient control of such entities to permit it to achieve our business objectives.

Risks Related to Our Organization and Structure

      Conflicts of interest exist with holders of units in our operating partnership.

      We may pursue less vigorous enforcement of terms of contribution and other agreements because of conflicts of interest with certain of our officers. Mr. Maguire and related entities and certain other contributors have ownership interests in the properties and in the other assets to be acquired by us in the formation transactions and in the properties on which we have options. Following the completion of this offering and the formation transactions, we, under the agreements relating to the contribution of such interests, will be entitled to indemnification and damages in the event of breaches of representations or warranties made by Mr. Maguire and related entities and other contributors. In addition, Mr. Maguire and Mr. Gilchrist will enter into employment and noncompetition agreements with us pursuant to which they will agree, among other things, not to engage in certain business activities in competition with us and pursuant to which they will devote substantially all their business time to us. See “Management — Employment Agreements” and “— Noncompetition Agreements.” None of these contribution, option, employment and non-competition agreements was negotiated on an arm’s-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these contribution, employment and non-competition agreements, because of our desire to maintain our ongoing relationship with the individuals involved.

      Tax consequences upon sale or refinancing. Holders of units may suffer different and more adverse tax consequences than holders of our common stock upon the sale or refinancing of the properties owned by our operating partnership, and therefore these holders may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of certain properties. While we, as the sole general partner of our operating partnership, will have the authority, subject to certain limited partner approval rights and sales restrictions described above, to determine whether and on what terms to sell or refinance each property owned solely by our operating partnership, those of our directors and officers who hold units, including Messrs. Maguire, Gilchrist and Allen, may seek to influence us not to sell or refinance the properties, even though a sale might otherwise be financially advantageous to us, or may seek to influence us to refinance a property with a higher level of debt.

      Policies with respect to conflicts of interest. We have adopted policies designed to eliminate or minimize conflicts of interest, including a policy that without the approval of a majority of the independent directors, we will not exercise our options to purchase the option properties. In addition, our board of directors is subject to certain provisions of Maryland law that are designed to eliminate or minimize certain potential conflicts of interest, including provisions of the Maryland General Corporation Law, or MGCL, under which transactions between us and one of our directors with a financial interest or other conflict of interest in the transaction will not be void or voidable solely because of the director’s interest or conflict if:

•	the material facts of the transaction are made known to the other directors and the transaction is approved by a majority of disinterested directors;

•	the material facts of the transaction are made known to the stockholders and the transaction is approved by a majority of disinterested stockholders; or

•	the transaction is fair and reasonable to us.

However, there can be no assurance that these policies will not be changed in the future or that they will be successful in eliminating the influence of such conflicts, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

      Competitive real estate activities of management. Messrs. Maguire and Gilchrist have substantial outside business interests, including Mr. Maguire’s controlling interests in a senior housing project located at 740 South Olive Street in the LACBD and a parking structure located at 17th & Grand Avenue in the LACBD, Mr. Maguire’s interests in the option properties and certain other passive real estate investments, Mr. Gilchrist’s passive ownership interests in Commonwealth Partners, a direct competitor, and

Mr. Maguire’s and Mr. Gilchrist’s interests an entity that is a potential competitor. These outside business interests could interfere with their ability to devote time to our business and affairs. Although Messrs. Maguire and Gilchrist are party to employment agreements that require that they devote substantially all of their professional time to us, we have no assurance that either Mr. Maguire or Mr. Gilchrist will continue to devote any specific portion of his time to us.

      Our Chairman and Co-Chief Executive Officer has substantial influence over our affairs. Robert F. Maguire III is our Chairman and Co-Chief Executive Officer. Upon completion of this offering, Mr. Maguire will beneficially own units exchangeable for an aggregate of                      shares of our common stock representing a total of approximately 20.5% of the total outstanding shares of our common stock and outstanding units, excluding options that have been granted but are not yet exercisable. Consequently, Mr. Maguire has substantial influence on us and could exercise his influence in a manner that is not in the best interests of our stockholders. Pursuant to the partnership agreement, we may not engage in termination transactions, such as a tender offer, merger or sale of substantially all of our assets, without meeting certain criteria with respect to the consideration to be received by the limited partners and without the consent of partners (including us) holding 50% of all partnership interests. See “Description of the Partnership Agreement of Maguire Properties, L.P. — Termination Transactions.”

      Our charter and Maryland law contain provisions that may delay, defer, or prevent a change of control transaction.

      Our charter contains a 9.8% ownership limit. Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person to actual or constructive ownership of no more than 9.8% of the outstanding shares of our common stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose ownership, direct or indirect, of in excess of 9.8% of the value of our outstanding shares of our common stock could jeopardize our status as a REIT. See “Description of Securities — Restrictions on Transfer.” These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Description of Securities — Restrictions on Transfer.”

      Our board of directors is divided into classes that serve staggered terms. Our board of directors is divided into three classes. The initial terms of the first, second and third classes will expire in 2003, 2004 and 2005, respectively. Beginning in 2003, directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by our stockholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempted change of control even though a tender offer, proxy challenge or change of control might be in the best interest of our stockholders. See “Material Provisions of Maryland Law and of Our Charter and Bylaws — Classification of Our Board of Directors.”

      We could authorize and issue stock without stockholder approval. Our charter authorizes our board of directors to authorize additional shares of our common stock or preferred stock, issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of such classified or unclassified shares. See “Description of Securities — Common Stock” and “— Preferred Stock.” Although our board of directors has no such intention at the present time, it could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

      Certain provisions of Maryland law could inhibit changes in control. Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

      Our charter, bylaws, the partnership agreement and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Material Provisions of Maryland Law and of Our Charter and Bylaws — Removal of Directors,” “— Control Share Acquisitions,” “— Advance Notice of Director Nominations and New Business” and “Description of the Partnership Agreement of Maguire Properties, L.P.”

      Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

      We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Code. If we lose our REIT status, we will face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

      Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for federal income tax purposes.

      Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer or if our services company enters into agreements with us or our tenants on a basis that is determined to be other than an arm’s-length basis.

      To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

      To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

      Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

      Our board of directors adopted a policy of limiting our indebtedness to approximately 60% of our total market capitalization. Total market capitalization is the market value of our stock (which may decrease, thereby increasing our debt to market capitalization ratio), including interests in units that may be exchangeable for shares of stock, plus total debt including our pro rata portion of the debt for our unconsolidated properties. However, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service and which could adversely affect our cash flow and our ability to make expected distributions to you. Higher leverage also increases the risk of default on our obligations.

      Our success depends on key personnel whose continued service is not guaranteed.

      We depend on the efforts of key personnel, particularly Mr. Maguire, our Chairman and Co-Chief Executive Officer, and Mr. Gilchrist, a director and our Co-Chief Executive Officer and President. Among the reasons that Messrs. Maguire and Gilchrist are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lost their services, our relationships with such personnel could diminish. In addition, Mr. Maguire is 67 years old and, although he has informed us that he does not currently plan to retire, his continued service to us cannot be guaranteed.

      Many of our other senior executives also have strong regional industry reputations, which aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. While we believe that we could find replacements for all of these key personnel, the loss of their services could materially and adversely affect our operations because of diminished relationships with lenders, existing and prospective tenants and industry personnel.

      The majority of our management have no experience operating a REIT or a public company.

      We have no operating history as a REIT or a public company. Our board of directors and executive officers will have overall responsibility for our management and, while certain of our officers and directors have extensive experience in real estate marketing, development, management, finance and law, only our Chief Financial Officer has prior experience in operating a business in accordance with the Code requirements for maintaining qualification as a REIT or in operating a public company. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT or a public company. Failure to maintain REIT status would have an adverse effect on our cash available for distribution to stockholders.

Risks Related to this Offering

      Estimated initial cash available for distribution may not be sufficient to make distributions at expected levels.

      Our estimated initial annual distributions represent           % of our estimated initial cash available for distribution for the twelve months ended June 30, 2003. Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution as calculated in “Dividend Policy.” This calculation, however, gives no effect to additional leasing of the properties in our portfolio after the date of this prospectus, lease-up of development projects or other potential sources of in-flows and out-flows of cash. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital (expected to aggregate approximately $2.8 million upon completion of this offering) or to borrow to provide funds for such distribution, or to reduce the amount of such distribution. In the event the underwriters’ overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distribution out of cash available for distribution may be further adversely affected.

      Affiliates of our joint book-running managers will receive material benefits from this offering.

      We will use a portion of the net proceeds of this offering to repay to affiliates of our joint book-running managers, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., loans made prior to this offering aggregating approximately $56.2 million and $275.9 million, respectively, including prepayment penalties and exit fees, and to redeem a preferred equity investment of approximately $84.8 million held by affiliates of Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. will also receive other benefits from this offering, including underwriting discounts and commissions, financial advisory fees, reimbursement of certain expenses and indemnification of certain liabilities. See “Use of Proceeds,” “Structure and Formation of Our Company — Formation Transactions” and “Underwriting.”

      Market interest rates may have an effect on the value of our common stock.

      One of the factors that will influence the price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to go down.

      Differences between the book value of contributed properties and price paid for common stock will result in an immediate and material dilution of the book value of our common stock.

      As of June 30, 2002, the properties to be contributed in exchange for units had a pro forma net tangible book value for financial reporting purposes (giving effect to this offering) of approximately $315.2 million, or $           per share of our common stock, reported at historical cost adjusted for depreciation and amortization. As a result, the pro forma net book value per share of our common stock after the consummation of this offering, the formation transactions and the refinancing transactions will be less than the initial public offering price, assuming the price per share of our common stock is at the midpoint of the range indicated on the front of this prospectus. The purchasers of our common stock offered hereby will experience immediate and substantial dilution of $           per share of our common stock in the net tangible book value of the shares of our common stock.

      The number of shares available for future sale could adversely affect the market price of our common stock.

      We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. Sales of substantial amounts of shares of our common stock in the public market, or upon exchange of units, or the perception that such sales might occur could adversely affect the market price of the shares of our common stock.

      The exercise of the underwriter’s overallotment option, the exchange of units for common stock, the exercise of any options granted to certain directors, executive officers and other employees under an incentive award plan we intend to create in connection with this offering, the issuance of our common stock or units in connection with property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock, and the existence of units, options, shares of our common stock reserved for issuance as restricted shares of our common stock or upon exchange of units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

      The Maguire Organization has had historical accounting losses and has a deficit in owners’ equity; we may experience future losses.

      The Maguire Predecessor had losses before gains on sales of investments in real estate, gains on forgiveness of debt and minority interests of approximately $39.9 million, $43.5 million and $38.2 million in the years ended December 31, 2001, 2000 and 1999, respectively, and losses before gains on sales of investments in real estate, gains on forgiveness of debt and minority interests of approximately $16.1 million in the six months ended June 30, 2002.

      The Maguire Predecessor also had a cumulative deficit in owners’ equity of approximately $189.4 million as of December 31, 2001 and a cumulative deficit in owners’ equity of approximately $216.0 million as of June 30, 2002. The net losses reflect certain non-cash charges such as depreciation and amortization. They also reflect the use of a substantially higher level of debt than we expect to have following this offering. These historical results may not be indicative of our future results. Nonetheless, there can be no assurance that we will not incur net losses in the future.

      In addition, in 1998, three Maguire Organization entities with direct or indirect ownership interests in Gas Company Tower filed or had filed against them petitions to reorganize under Chapter 11 of the U.S. Bankruptcy Code. See “Structure and Formation of Our Company — Consolidation of Ownership of Certain Properties Prior to the Formation Transactions — Gas Company Tower/ 808 South Olive Garage.”

FORWARD LOOKING STATEMENTS

      We make statements in this prospectus that are considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 27E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	adverse economic or real estate developments in the Southern California region;

•	general economic conditions;

•	future terrorist attacks in the U.S.;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to successfully develop properties;

•	our failure to maintain our status as a REIT;

•	environmental uncertainties and risks related to natural disasters;

•	financial market fluctuations; and

•	changes in real estate and zoning laws and increases in real property tax rates.

      For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.”

USE OF PROCEEDS

      We estimate we will receive net proceeds from this offering, after deducting the underwriting discount, financial advisory fees and estimated expenses of this offering, of approximately $676.4 million and approximately $779.3 million if the underwriters’ overallotment is exercised in full.

      We will contribute the net proceeds of this offering to our operating partnership. In addition, concurrent with the consummation of this offering:

•	Our affiliates that own 100% of the fee simple interests in Library Tower and Gas Company Tower are expected to enter into the refinancing transactions that we are currently negotiating with an institutional lender, comprised of:

•	a $225.0 million senior mortgage loan secured by a first mortgage lien on Library Tower and related improvements and fixtures;

•	a $20.0 million secured mezzanine loan secured by our membership interests in the entity that owns the 100% fee simple interest of Library Tower;

•	a $220.0 million senior mortgage loan secured by a first mortgage lien on Gas Company Tower and related improvements and fixtures; and

•	a $65.0 million secured mezzanine loan secured by our membership interests in the entity that owns the 100% fee simple interest of Gas Company Tower.

•	Our operating partnership will borrow $25.0 million of the approximately $200 million that we expect to be available under the $350 million unsecured revolving credit facility that we are currently negotiating with institutional lenders.

      Our operating partnership will subsequently use the proceeds received from us, the $524.5 million of net proceeds from the refinancing transactions, the $25.0 million of borrowings under the credit facility and $22.3 million of restricted cash to be released upon consummation of this offering as follows:

•	approximately $1,012.4 million to repay certain mortgage, mezzanine and revolving indebtedness and the related additional and accrued interest thereon;

•	approximately $57.1 million for related prepayment penalties and exit fees;

•	approximately $145.4 million for payments to certain partners or members of the entities that indirectly own interests in the properties we will acquire in the formation transactions for their interests in those entities;

•	approximately $9.3 million to pay employment agreement obligations of the Maguire Organization to a former employee that we will assume in connection with the formation transactions;

•	$6.5 million to pay bonuses and tax gross-ups to certain of our employees primarily intended to mitigate tax obligations relating to the vesting of restricted stock awards;

•	$7.5 million for other miscellaneous contributed liabilities and payments;

•	approximately $3.3 million to purchase the Glendale land parcel; and

•	$3.9 million for a fee relating to the establishment of the $350 million unsecured revolving credit facility.

See our pro forma financial statements contained elsewhere in this prospectus. See “Structure and Formation of Our Company — Refinancing Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Material Provisions of Consolidated Secured Indebtedness to be Outstanding After this Offering” for a description of the refinancing transactions and the secured indebtedness to be incurred by us in the refinancing transactions.

      The remaining net proceeds of $2.8 million will be used as a working capital reserve for tenant improvements, potential improvements to our hotels, capital expenditure reserves and working capital purposes and to potentially acquire the option properties. If the underwriters exercise their overallotment option in full, we expect to use the additional net proceeds, which will be approximately $102.9 million, to repay indebtedness, acquire or develop additional properties and for general corporate purposes.

      Pending application of cash proceeds, we will invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with our intention to qualify for taxation as a REIT.

      In connection with this offering, we intend to repay a $50.0 million junior mezzanine loan and a $59.6 million senior mezzanine loan, each of which is secured by our interests in Library Tower. We intend to repay all of the junior mezzanine loan, and $34.6 million of the senior mezzanine loan, to affiliates of Salomon Smith Barney Inc., one of our joint book-running managers. The junior and senior mezzanine loans were incurred in March 2002 and mature on April 11, 2005. The junior loan bears interest at 8.5% plus the greater of LIBOR and 3%. The senior mezzanine loan bears interest at 6% plus the greater of LIBOR and 3%. The Library Tower mezzanine loans were part of a general refinancing of Library Tower, the proceeds from which were used to recapitalize the ownership structure of Library Tower, to repay a portion of the outstanding balance on a revolving bank loan, to repay advances by Mr. Maguire to the property entity that indirectly owns Library Tower (which have been treated as distributions to Mr. Maguire in the financial statements of the Maguire Property Predecessor appearing elsewhere in this prospectus), to make investments in and repay obligations of property entities that directly or indirectly own certain existing properties and option properties, to pay management bonuses, to pay transaction expenses incurred in connection with the refinancing and for working capital and other general corporate purposes of the Maguire Organization.

      In connection with this offering, we also intend to repay a $37.0 million tranche of a $232.0 million mortgage secured by KPMG Tower incurred in September 2002. This tranche bears interest at LIBOR plus an interest rate that results in interest payments that, combined with the interest payments that result from the $195.0 million tranche of this mortgage, which bears interest at LIBOR + 1.875%, equal the interest payments that would result if the entire $232.0 million mortgage bore interest at LIBOR + 3.5%. At June 30, 2002, the interest rate on the $37.0 million tranche would have been LIBOR plus 12%, or 13.8%. This tranche matures on August 31, 2005, with two one-year extensions available. The $232.0 million mortgage was part of a general refinancing of KPMG Tower, the proceeds from which were used to consolidate our indirect ownership of KPMG Tower, to repay a prior $183.6 million mortgage and $4.0 million mezzanine financing on KPMG Tower, and to pay transaction expenses incurred in connection with the refinancing and for working capital and other general corporate purposes of the Maguire Organization.

      The mortgages, mezzanine and revolving indebtedness to be repaid upon the completion of this offering had a weighted average interest rate of approximately 7.23% and an average remaining term to maturity of approximately 22 months as of June 30, 2002.

      The following table sets forth estimated sources and uses of funds to, among other things, complete the formation transactions, refinance our outstanding consolidated indebtedness, pay assumed obligations of the Maguire Organization and fund the operations of our company going forward. The table assumes that this offering, the formation transactions and the refinancing transactions will be consummated, and all payments by us set forth below will occur, on December 31, 2002. Exact repayment amounts may differ due to amortization of principal and accrual of additional prepayment fees.

Sources (in millions)

Gross Proceeds from this Offering $737.3
Gross Proceeds from Refinancing Transactions
Library Tower Mortgage	225.0
Library Tower Mezzanine	20.0
Gas Company Tower Mortgage	220.0
Gas Company Tower Mezzanine	65.0
Borrowings under New Credit Facility	25.0
Restricted Cash Released upon Consummation of this Offering	22.3

Total Sources	$1,314.6

Uses (in millions)

Repayment of Indebtedness(1)
Library Tower
Mortgage	$189.8	(2)
Senior Mezzanine	59.6	(3)
Junior Mezzanine	50.0	(4)
Gas Company Tower/808 South Olive Garage
Mortgage Note 1	200.0
Mortgage Note 2	85.0
Mezzanine Component A	25.2
Mezzanine Component B	21.6
Plaza Las Fuentes
Mortgage	73.0
Mezzanine	15.6
Solana
Mortgage	159.9	(5)
Senior Mezzanine	53.7	(6)
Junior Mezzanine	32.0
Revolving Indebtedness	10.0
Partial Payment of KPMG Tower Mortgage	37.0
Prepayment Penalties and Exit Fees(7)	57.1	(8)
Formation Transaction Payments to Partners and Members of Property Entities	145.4	(9)
Assumed Employment Agreement Obligations of the Maguire Organization	9.3
Employee Bonuses and Tax Gross-ups	6.5
Miscellaneous Contributed Liabilities and Payments	7.5
Purchase of Glendale Land Parcel	3.3
Fees and Expenses
Underwriting Discount and Financial Advisory Fees	51.6
Refinancing Origination Fees	5.5
Credit Facility Origination Fee	3.9
Other Offering Fees and Expenses	9.2
Working Capital Reserves	2.8

Total Uses	$1,314.6

(1)	Repayment amounts assume that the indebtedness was prepaid on December 31, 2002 and represent prepayment of principal only. Exact repayment amounts may differ due to amortization.

(2)	This mortgage will be defeased, rather than repaid.

(3)	$34.6 million of this amount will be repaid to an affiliate of Salomon Smith Barney Inc., one of our joint book-running managers.

(4)	This amount will be repaid to an affiliate of Salomon Smith Barney Inc., one of our joint book-running managers.

(5)	This amount will be repaid to an affiliate of Salomon Smith Barney Inc., one of our joint book-running managers. Immediately prior to this offering, Mr. Maguire reduced the principal balance of this mortgage by $20.0 million with the proceeds of a mortgage on the 322-acre parcel of developable land that will be distributed to affiliates of Mr. Maguire, subject to encumbrance by that mortgage. This loan matures on December 18, 2002. We intend to negotiate an extension of it prior to the closing of this offering, which may entail additional extension fees.

(6)	This amount will be repaid to an affiliate of Credit Suisse First Boston Corporation, one of our joint book-running managers. This loan matures on December 18, 2002. We intend to negotiate an extension of it prior to the closing of this offering, which may entail additional extension fees.

(7)	Prepayment penalty amounts assume that the indebtedness was prepaid on December 31, 2002.

(8)	$13.5 million of this amount will be paid to affiliates of Salomon Smith Barney Inc., one of our joint book-running managers, and $2.5 million of this amount will be paid to an affiliate of Credit Suisse First Boston Corporation, our other joint book-running manager.

(9)	$84.8 million of this amount will be paid to an affiliate of Credit Suisse First Boston Corporation, one of our joint book-running managers, to redeem a preferred equity interest in Library Tower.

     If the initial public offering price of our common stock is at the bottom of the range of prices on the cover of this prospectus, our operating partnership intends to borrow up to $           million under our unsecured credit facility and use these funds, in addition to the net proceeds of this offering, the refinancing transactions and restricted cash released upon consummation of this offering, to make the payments set forth above.

DIVIDEND POLICY

      We intend to make regular quarterly distributions to holders of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending March 31, 2003, based on $           per share for a full quarter. On an annualized basis, this would be $           per share, of which we currently estimate           % may represent a return of capital for tax purposes, or an annual distribution rate of approximately           % based on an estimated initial public offering price at mid-point of the range of prices shown on the cover of this prospectus. We estimate that this initial distribution will represent approximately           % of estimated cash available for distribution for the twelve months ending June 30, 2003. We established this distribution rate based upon an estimate of cash available for distribution after this offering. We intend to maintain our initial distribution rate for the twelve-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Distributions made by us will be authorized and determined by our board of directors out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution; however, no assurance can be given that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected distribution per share if the underwriters’ allotment option is exercised.

      We anticipate that, at least initially, our distributions will exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, a portion of these distributions may represent a return of capital for federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a taxable U.S. stockholder under current federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of the common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Federal Income Tax Considerations.”

      We cannot assure you that our estimated distributions will be made or sustained. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.” In addition, variations in the net proceeds from this offering as a result of a change in the initial public offering price may affect our cash available for distribution, and available reserves, which may affect our ability to make the contemplated distribution payments.

      Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. For more information, please see “Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make some distributions.

      The following table describes the calculation of pro forma funds from operations (as defined below) of our company for the twelve months ended June 30, 2002 and the adjustments made to pro forma funds from operations for the twelve months ended June 30, 2002 in estimating initial cash available for distribution for the twelve months ending June 30, 2003 (amounts in thousands except share data, per share data, square footage data and percentages):

Pro forma income before minority interests and gains on sales of investments for the year ended December 31, 2001
Plus: pro forma real estate depreciation and amortization for the year ended December 31, 2001
Plus: share of pro forma real estate depreciation and amortization of unconsolidated entities for the year ended December 31, 2001

Pro forma funds from operations for the year ended December 31, 2001(1)
Less: pro forma funds from operations for the six months ended June 30, 2001
Plus: pro forma funds from operations for the six months ended June 30, 2002

Pro forma funds from operations for the twelve months ended June 30, 2002
Net increases in contractual rent income(2)
Provision for lease expirations, assuming no renewals (3)
Non-recurring compensation expense(4)

Estimated adjusted pro forma funds from operations for the twelve months ending June 30, 2003
Adjustments:
Net effect of straightline rents(5)
Scheduled mortgage loan principal payments(6)
Non-cash compensation expense(7)
Non-real estate depreciation and amortization(8)
Estimated annual provision for recurring tenant improvements and leasing commissions(9)
Estimated annual provision for recurring capital expenditures — office properties(10)
Estimated annual provision for capital expenditures — hotel properties(11)

Estimated cash available for distribution for the twelve months ending June 30, 2003

Our share of estimated cash available for distribution (12)

Minority interest’s share of estimated cash available for distribution

Total estimated initial annual distributions to stockholders

Estimated initial annual distribution per share(13)

Payout ratio based on estimated cash available for distribution(14)

(1)	As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations represents income (loss) before minority interest (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Management considers funds from operations an appropriate measure of performance of an equity REIT because industry analysts have accepted it as such. We compute funds from operations in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating funds from operations utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, funds from operations does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. Funds from operations should not be considered as an alternative for net income as a measure of profitability nor it is comparable to cash flows provided by operating activities determined in accordance with GAAP. For a reconciliation of pro forma funds from operations, see

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations.” Pro forma funds from operations for the six months ended June 30, 2002 and 2001 was calculated as follows:

Pro Forma Six
Months Ended
June 30

	2002	2001

Pro forma income before minority interest and gains on sales of investments	$	$
Plus: pro forma real estate depreciation and amortization		$
Plus: share of pro forma real estate depreciation and amortization of unconsolidated entities

Pro forma funds from operations	$	$

(2)	Represents the net increases in contractual rental income net of expenses from new leases and renewals that were not in effect for the entire twelve-month period ended June 30, 2002 and new leases and renewals that went into effect between July 1, 2002 and October 31, 2002.

(3)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring after June 30, 2002 unless a new or renewal lease had been entered into by October 31, 2002.

(4)	Represents compensation expense related to a non-continuing employee and one-time compensation awards to be granted upon completion of the offering.

(5)	Represents the conversion of estimated rental revenues for the twelve months ending June 30, 2003 from straight-line accrual basis to a cash basis of recognition. The adjustment has been computed as follows:

Reverse pro forma straight-line rent adjustment for twelve moths ended June 30, 2002	$
Plus: contractual rent increases during twelve months ended June 30, 2003
Less: contractual rent abatements during twelve months ended June 30, 2003

$

(6)	Represents scheduled payments of mortgage loan principal including our pro-rata share of mortgage loans of our unconsolidated subsidiaries due during the twelve months ending June 30, 2003.

(7)	Pro forma compensation expense related to restricted stock awards for the twelve months ended June 30, 2002.

(8)	Pro forma amortization of financing costs and non-real estate depreciation for the twelve months ended June 30, 2002.

(9)	Reflects recurring tenant improvements and lease commissions anticipated for the year ending June 30, 2003 based on the weighted average tenant improvements and leasing commissions expenditures for renewed and retenanted space at the office properties in our portfolio incurred during 1997, 1998, 1999, 2000 and 2001 and for the six months ended June 30, 2002, multiplied by the average annual number of net rentable square feet of leased space for which leases expire during the six months ended December 31, 2002 and years ended December 31, 2003 through December 31, 2006. The weighted average annual per square foot cost of tenant improvements and leasing commissions expenditures is presented below:

							Weighted
	Year Ended December 31,						Average
						Six Months Ended	1997-June 30,
	1997	1998	1999	2000	2001	June 30, 2002	2002

Recurring tenant improvements and lease commissions per square foot	$11.76	$12.31	$29.37	$8.82	$15.16	$17.18	$16.80
Average annual square feet for which leases expire during the six months ended December 31, 2002 and years ended December 31, 2003 through December 31, 2006							641,747 *

Total estimated annual recurring capitalized tenant improvements and leasing commission							$10,781,349

* Including our pro rata share of unconsolidated properties.

(10)	For the twelve months ending June 30, 2003, the estimated cost of recurring building improvements and equipment upgrades and replacements (excluding costs of tenant improvements) at the office properties in our portfolio is approximately $748,410 (including our pro rata share of unconsolidated properties) and is based on an annual estimated cost of $0.12 per square foot.

(11)	Represents an estimate of $1,346,813 for funding of hotel escrow accounts for capital expenditures at the hotels. The amount is a percentage of hotel revenue. The average cost of historical capital expenditures at the hotels incurred during the years ended December 31, 1997 through December 31, 2001 is presented below.

						Six
						Months	Average
	Year Ended December 31,					Ended	1997-
						June 30,	June 30,
	1997	1998	1999	2000	2001	2002	2002

Historical recurring hotel improvements, equipment upgrades and replacements	$964,122	$1,344,718	$863,294	$908,534	$1,255,759	$781,573	$1,112,364
Total hotel revenue	28,930,284	31,207,298	32,421,671	33,254,381	27,811,721	14,575,413	30,581,958
Recurring capital expenditures as a percentage of hotel revenue	3.33%	4.31%	2.66%	2.73%	4.52%	5.36%	3.64%

(12)	Our share of estimated cash available for distribution and estimated initial annual cash distributions to our stockholders is based on an estimated approximate % aggregate partnership interest in our operating partnership, excluding units issuable with respect to stock options that have been granted but are not yet exercisable.

(13)	Based on a total of shares of our common stock to be outstanding after this offering, consisting of shares to be sold in this offering, assuming no exercise of the underwriters’ overallotment option, and shares of restricted stock to be issued upon completion of the offering.

(14)	Calculated as estimated initial annual distribution per share divided by our share of estimated cash available for distribution per share for the twelve months ending June 30, 2003. The payout ratio based on estimated adjusted pro forma funds from operations is %.

CAPITALIZATION

      The following table sets forth the historical combined capitalization of the Maguire Properties Predecessor as of June 30, 2002 and our pro forma consolidated capitalization as of June 30, 2002, adjusted to give effect to the acquisition and refinancing of KPMG Tower, the formation transactions, this offering, the refinancing transactions and use of the net proceeds from this offering, the refinancing transactions, borrowings under our revolving credit facility and restricted cash released in connection with this offering as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and our consolidated financial statements and the notes to our financial statements appearing elsewhere in this prospectus.

	Historical	Pro Forma
	Combined	Consolidated

	(In thousands)
Mortgages and other secured loans	$681,463	$750,000
Loan payable to affiliate(1)	12,000	12,000

Total indebtedness	693,463	762,000
Minority interest in our operating partnership	–	88,898
Stockholders’ equity (deficit):
Preferred stock, $.01 par value, 50,000,000 shares authorized none issued or outstanding	–	–
Common stock, $.01 par value, 100,000,000 shares authorized, shares issued and outstanding on a pro forma basis(2)	–
Additional paid in capital	–
Owners’ equity (deficit)	(215,992)	–
Unearned compensation	–

Total stockholders’ equity (deficit)	(215,992)

Total capitalization:	$477,471

(1)	This loan payable is included in “Losses and distributions in excess of investments in unconsolidated real estate entities and loans payable to such entities” in the historical combined and historical pro forma consolidated balance sheets.

(2)	The common stock outstanding as shown includes common stock to be issued in this offering and restricted stock grants pursuant to employment contracts with a value of $12,525,000 ( shares) and excludes (i) shares issuable upon exercise of the underwriters’ overallotment option, (ii) additional shares available for future issuance under our incentive award plan, (iii) outstanding options granted under our incentive award plan and (iv) shares reserved for issuance with respect to units expected to be issued in connection with the formation of our operating partnership that may, subject to limits in the partnership agreement for our operating partnership, be exchanged for cash or, at our option, shares of our common stock on a one-for-one basis generally commencing 14 months after the date of this prospectus.

DILUTION

      Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of their common stock from the initial public offering price. At June 30, 2002, we had a negative combined net tangible book value of approximately $216.0 million, or negative $           per share of our common stock, assuming the exchange of units issued to continuing investors in connection with the formation transactions into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby, the deduction of underwriting discounts and commissions, financial advisory fees and estimated offering and formation expenses, the receipt by us of the net proceeds from this offering, the refinancing transactions, borrowings under our revolving credit facility and the use of these funds by our operating partnership as described in our pro forma financial statements included elsewhere in this prospectus, the pro forma net tangible book value at June 30, 2002 would have been $315.2 million, or $           per share of our common stock. This amount represents an immediate increase in net tangible book value of $           per unit to continuing investors and an immediate dilution in pro forma net tangible book value of $           per share of our common stock to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share before this offering(1)
Increase in pro forma net tangible book value per share attributable to this offering and the formation transactions(2)

Pro forma net tangible book value per share after this offering(3)

Dilution in pro forma net tangible book value per share to new investors(4)	$

(1)	Net tangible book value per share of our common stock before this offering is determined by dividing net tangible book value (total tangible assets less total liabilities) of our company by the number of shares of our common stock outstanding after this offering assuming the exchange in full of the units to be issued to the continuing investors.

(2)	After deducting underwriters’ discounts and commissions, financial advisory fees and estimated expenses of this offering and the formation transactions.

(3)	Based on pro forma net tangible book value of approximately $315.2 million divided by shares of our common stock outstanding. There is no impact on dilution attributable to the exchange of units to be issued to the continuing investors due to the effect of minority interest.

(4)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

     The following table sets forth, on a pro forma basis giving effect to this offering and the formation transactions: (i) the number of units issued to the continuing investors in connection with the formation transactions, the number of shares of restricted stock to be issued in connection with the formation transactions, and the number of shares of our common stock to be sold by us in this offering; (ii) the net tangible book value as of June 30, 2002 of the assets contributed to our operating partnership in the formation transactions; and (iii) the net tangible book value of the average contribution per share/unit based on total contributions. See “Risk Factors — Risks Related to this Offering — Differences between the book value of contributed properties and price paid for common stock will result in an immediate and material dilution of the book value of our common stock.”

Book Value or Cash
	Shares/Units Issued(1)		Contributions				Average Price
Per
	Number	Percent	Amount		Percent		Share/Unit

(in thousands)
Units issued in connection with the formation transactions		%		$(215,992)		%	$( )
Restricted stock to be issued in connection with the formation transactions					–
New investors

Total		%	$			%

(1)	Based on the June 30, 2002 pro forma book value of the assets to be contributed to our operating partnership in connection with the formation transactions.

SELECTED COMBINED FINANCIAL DATA

      The following table sets forth selected combined financial and operating data on a pro forma basis for our company, and on an historical basis for the “Maguire Properties Predecessor.” The Maguire Properties Predecessor comprises a subset of the current and historical entities referred to collectively in this prospectus as the Maguire Organization. The Maguire Properties Predecessor combined historical financial information includes:

•	the property management, leasing and real estate development operations of Maguire Partners Development, Ltd.;

•	the real estate operations for certain entities that own Plaza Las Fuentes (beginning October 31, 1997), Solana (beginning June 26, 1998), Gas Company Tower (beginning December 21, 2000), and 808 South Olive garage (beginning December 21, 2000); and

•	investments in and equity in net income or loss from the operations for certain real estate entities that own Plaza Las Fuentes, Solana, Gas Company Tower and 808 South Olive garage prior to the dates listed above and Library Tower, KPMG Tower, Wells Fargo Tower and Glendale Center for all periods.

Although we were the managing or administrative member with responsibility for day-to-day operations with respect to all of these entities, applicable accounting rules do not allow us to combine some of them because we did not, during the relevant time period, unilaterally control major decisions of such entities, such as sales and refinancings. The consolidated pro forma financial information includes the consolidated operations of each of the above-mentioned operations, with the exception of the investments in the Wells Fargo Tower and Glendale Center real estate entities, which are accounted for using the equity method because we will not, following the consummation of this offering, unilaterally control all major decisions of such entities. The owners of the Maguire Properties Predecessor are Mr. Maguire and certain others who have minor ownership interests.

      You should read the following summary selected financial data in conjunction with our combined historical and pro forma consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

      The combined historical balance sheet information as of December 31, 2001 and 2000 of the Maguire Properties Predecessor and statements of operations information for the years ended December 31, 2001, 2000 and 1999 of the Maguire Properties Predecessor have been derived from the historical combined financial statements audited by KPMG LLP, independent auditors, whose report with respect thereto is included elsewhere in this prospectus. The combined historical balance sheet information as of June 30, 2002, December 31, 1999, 1998 and 1997 and statements of operations for the six months ended June 30, 2002 and 2001 and for the years ended December 31, 1998 and 1997 have been derived from the unaudited combined financial statements of the Maguire Properties Predecessor. In the opinion of management of our company, the combined historical balance sheet information as of June 30, 2002 and statements of operations for the six months ended June 30, 2002 and 2001 include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Our results of operations for the interim periods ended June 30, 2002 and 2001 are not necessarily indicative of the result to be obtained for the full fiscal year.

      Our unaudited summary selected pro forma consolidated financial statements and operating information as of and for the six months ended June 30, 2002 and the year ended December 31, 2001 assumes completion of this offering, the formation transactions, the refinancing transactions and the repayment of certain indebtedness and the redemption of outstanding preferred equity as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma consolidated financial statements also include the effects of the acquisition by us, or the assignment to us, of all of the ownership interests owned by third parties in Library Tower, KPMG Tower, Gas Company Tower and Plaza Las Fuentes and additional interests in Wells Fargo Tower that increase our interest to 58%, and the related financing transactions that have occurred or will occur prior to or in conjunction with the consummation of this offering, as if those acquisitions and assumptions had occurred as of the beginnings of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of and for the period indicated, nor does it purport to represent our future financial position and results of operations.

The Company (Pro Forma) and the Maguire Properties Predecessor (Historical)

(Dollars in thousands, except per share data)

	Six Months Ended June 30,			Year Ended December 31,

	Pro Forma			Pro Forma
	Consolidated	Historical Combined		Consolidated	Historical Combined

	2002	2002	2001	2001	2001	2000	1999	1998	1997

Statement of Operations Data:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)

Rental revenues	$65,713	$35,653	$35,672	$130,191	$71,607	$36,849	$39,951	$22,786	$685
Tenant reimbursements	20,923	9,978	9,133	37,185	18,672	6,109	5,199	3,569	141
Hotel operations	14,298	14,298	15,197	27,824	27,824	33,271	32,434	26,500	3,285
Equity in net income (loss) of uncombined real estate entities	1,234	(517)	(782)	5,244	(2,679)	3,065	2,302	4,451	4,151
Other revenues	14,654	8,391	8,782	29,706	17,896	11,592	11,243	10,056	6,911

Total revenues	116,822	67,803	68,002	230,150	133,320	90,886	91,129	67,362	15,173

Rental property operating and maintenance expenses	20,421	9,784	9,102	38,452	18,397	8,503	9,141	6,308	260
Hotel operating and maintenance expenses	10,126	10,126	10,632	20,308	20,308	22,427	21,780	17,355	2,267
Real estate taxes	6,822	4,204	4,344	13,864	8,740	5,554	5,187	2,955	114
Interest expense	18,648	38,659	43,169	49,496	83,231	68,612	67,844	48,947	16,030
Depreciation and amortization expense	19,247	10,213	10,191	39,107	20,470	9,635	10,600	6,532	168
General and administrative expenses	29,314	8,944	8,810	42,772	17,758	15,374	10,648	8,552	6,941
Other expenses	1,998	1,998	2,038	4,326	4,326	4,261	4,132	1,298	4,190

Total expenses	106,576	83,928	88,286	208,325	173,230	134,366	129,332	91,947	29,970

Income (loss) before gain on sales of investments in real estate, gain on forgiveness of debt and minority interest	10,246	(16,125)	(20,284)	21,825	(39,910)	(43,480)	(38,203)	(24,585)	(14,797)
Gain on sales of investments in real estate	2,879	2,879	935	935	935	–	31,431	–	–
Gain on forgiveness of debt	–	–	–	–	–	161,159	–	–	–
Minority interest (deficit)	2,888	(338)	(1,515)	5,007	(2,359)	(180)	–	–	–

Net income (loss)	$10,237	$(12,908)	$(17,834)	$17,753	$(36,616)	$117,859	$(6,772)	$(24,585)	$(14,797)

Pro forma basic earnings per share(1)	$	–	–	$	–	–	–	–	–

Pro forma diluted earnings per share(2)	$	–	–	$17,753	–	–	–	–	–

Pro forma weighted average common shares outstanding — basic		–	–		–	–	–	–	–

Pro forma weighted average common shares outstanding — diluted		–	–		–	–	–	–	–

Balance Sheet Data (at period end):
Investments in real estate, after accumulated depreciation and amortization	$1,024,818	$586,481	–	–	$602,621	$614,194	$292,396	$332,435	$86,806
Total assets	1,226,246	640,407	–	–	646,128	661,071	381,185	438,566	134,321
Mortgages and other secured loans	750,000	681,463	–	–	693,853	714,848	593,879	651,315	328,178
Total liabilities	822,163	869,161	–	–	847,991	820,285	639,846	687,154	339,352
Minority interest (deficit)	88,898	(12,762)	–	–	(12,424)	(10,065)	–	–	–
Stockholders’/ owners’ equity (deficit)	315,185	(215,992)	–	–	(189,439)	(149,149)	(258,661)	(248,588)	(205,031)
Total liabilities and stockholders’/ owners’ equity	1,222,246	640,407	–	–	646,128	661,071	381,185	438,566	134,321
Other Data:
Funds from operations(3)	$32,221	–	–	$66,605	–	–	–	–	–
Cash flows from:
Operating activities(4)	–	3,156	3,642	–	4,888	(10,683)	(2)	–	–
Investing activities(4)	–	(5,178)	(878)	–	542	(16,654)	63,940	–	–
Financing activities(4)	–	3,967	(1,585)	–	(5,348)	28,358	(62,934)	–	–

	Pro Forma

	Six Months Ended June 30,	Year Ended December 31,
	2002	2001

Reconciliation of Funds from Operations
Pro forma income (loss) before minority interest and gains on sales of investments	$10,246	$21,825
Plus: pro forma real estate depreciation and amortization	19,037	38,737
Plus: share of pro forma real estate depreciation and amortization of unconsolidated entities	2,938	5,943

Pro forma funds from operations	$32,221	$66,505

(1)	Pro forma basic earnings per share is computed assuming this offering was conducted as of the first day of the period presented and equals pro forma net income divided by the number of shares of our common stock to be outstanding after this offering excluding the weighted average of the number of unvested shares.

(2)	Pro forma diluted earnings per share is computed assuming this offering was completed as of the first day of the period presented. Pro forma diluted earnings per share equals pro forma net income divided by the sum of the number of shares of our common stock to be outstanding after this offering excluding the weighted average number of non-vested shares plus an amount computed using the treasury stock method with respect to the unvested shares of our common stock.

(3)	As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations represents income (loss) before minority interest (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Management considers funds from operations an appropriate measure of performance of an equity REIT because industry analysts have accepted it as such. We compute funds from operations in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating funds from operations utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, funds from operations does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. Funds from operations should not be considered as an alternative for net income as a measure of profitability nor is it comparable to cash flows provided by operating activities determined in accordance with GAAP.

(4)	Pro forma information relating to cash flows from operations and investments are not included because we believe that such information would not be meaningful due to the number of assumptions required in order to calculate this information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with Selected Combined Financial Data, our audited combined financial statements as of and for the years ended December 31, 2001, 2000 and 1999 and our unaudited combined financial statements as of and for the six month periods ended June 30, 2002 and 2001 appearing elsewhere in this prospectus. Where appropriate, the following discussion includes analysis of the effects of the formation transactions, certain other transactions and this offering. These effects are reflected in the pro forma combined financial statements located elsewhere in this prospectus.

Overview

      The Maguire Properties Predecessor comprises a subset of the current and historical entities referred to collectively in this prospectus as the Maguire Organization. The Maguire Properties Predecessor combined historical financial information includes:

•	the property management, leasing and real estate development operations of Maguire Partners Development, Ltd.;

•	the real estate operations for certain entities that own Plaza Las Fuentes (beginning October 31, 1997), Solana (beginning June 26, 1998), Gas Company Tower (beginning December 21, 2000), and 808 South Olive garage (beginning December 21, 2000); and

•	investments in and equity in net income or loss from the operations for certain real estate entities that own Plaza Las Fuentes, Solana, Gas Company Tower and 808 South Olive garage prior to the dates listed above and Library Tower, KPMG Tower, Wells Fargo Tower and Glendale Center for all periods.

The consolidated pro forma financial information includes the consolidated operations of each of the above-mentioned operations, with the exception of the investments in the Wells Fargo Tower and Glendale Center real estate entities, which are accounted for using the equity method of accounting because we will not, following the consummation of this offering, unilaterally control all major decisions of such entities.

      We developed all of our current portfolio, other than Glendale Center and 808 South Olive garage, both of which we acquired and redeveloped, over the last three decades, often forming joint ventures with some of our major tenants. During all periods presented, the Maguire Properties Predecessor was, and is, the general partner, managing member or administrative member of the real estate entities that directly or indirectly own these properties with responsibility for the day-to-day operations of such entities. However, applicable accounting rules do not permit the Maguire Properties Predecessor to combine such entities unless it, during the relevant period, also had sole control over major decisions at the property entity level such as sales and refinancings of the underlying asset. Because we have often held our interests in the properties through joint ventures in which we did not have sole control over major decisions, the Maguire Properties Predecessor combined financial information does not present the combined financial information of all of the properties for which we will own 100% of the fee or leasehold interests following the consummation of this offering for all periods presented. In recent years, it has been our strategy to acquire our joint venture partners’ interests in the various properties and thereby acquire control over major decisions affecting the properties. Obtaining control over major decisions for certain properties has resulted in combination of the financial statements of those properties for which we had previously used the equity method of accounting. As a result of such acquisitions of control, we do not believe that the Maguire Properties Predecessor year-to-year and quarter-to-quarter historical financial information is comparable. We have included in the prospectus the separate financial statements for each of our properties that were accounted for using the equity method of accounting during each of the periods presented in the Maguire Properties Predecessor combined financial statements and we have included a discussion of our historical share of the net income or loss from uncombined real estate entities in “— Results of Operations” below.

      We receive income primarily from rental revenue (including tenant reimbursements) from commercial office properties, and to a lesser extent, from our two hotel properties and on- and off-site parking garages. We also recognize income from providing management, leasing and real estate development services to properties affiliated with the Maguire Organization which are not included in the Maguire Properties Predecessor portfolio. All fees generated by services delivered to properties included in the Maguire Properties Predecessor portfolio are eliminated to the extent of our ownership interest in such properties. On a pro forma basis, only fees associated with option properties, the percentage of Wells Fargo Tower and Glendale Center owned by others and the excluded properties are recognized as income. See “Business and Properties — Description of Option Properties” and “— Excluded Properties.”

Critical Accounting Policies

Revenue Recognition

      Rental income with scheduled rent increases is recognized using the straightline method over the term of the leases. Deferred rents included in our combined balance sheets represents the aggregate excess of rental revenue recognized on a straightline basis over cash received under applicable lease provisions. Our leases generally contain provisions under which the tenants reimburse us for a portion of property operating expenses and real estate taxes incurred by us. Such reimbursements are recognized in the period that the expenses are incurred. Lease termination fees are recognized when the related leases are canceled and we have no continuing obligation to provide services to such former tenants.

      Hotel revenues are recognized when the services are rendered to the hotel guests. Property management fees are based on a percentage of the revenue earned by a property under management and are recorded on a monthly basis as earned. Generally, 50% of leasing fees are recognized upon the execution of the lease and the remainder upon tenant occupancy unless significant future contingencies exist. Development fees are recognized as the real estate development services are rendered using the percentage-of-completion method of accounting.

      We must make estimates related to the collectibility of our accounts receivable related to minimum rent, deferred rent, expense reimbursements, lease termination fees and other income. We specifically analyze accounts receivable and historical bad debts, tenant concentrations, tenant credit worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts receivable. These estimates have a direct impact on our net income, because a higher bad debt allowance would result in lower net income.

Investments in Real Estate

      Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

      Depreciation and amortization are recorded on a straightline basis over the estimated useful lives as follows:

Buildings and improvements	25 to 50 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	5 years

      We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate we would depreciate such investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

      When circumstances such as adverse market conditions indicate a possible impairment of the value of a property, we review the recoverability of the property’s carrying value. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income.

      We are also required to make a periodic subjective assessment as to the fair value of Solana, beginning in the year ended December 31, 2001 in order to calculate the estimate of the lender participation liability related to a loan on this property and the corresponding unearned discount on the loan. These assessments have a direct impact on our net income because the amortization of the unearned discount is recorded as additional interest expense over the life of the related loans.

Results of Operations

Comparison of Six Months ended June 30, 2002 to Six Months ended June 30, 2001

      Our results of operations for the six month periods ending June 30, 2002 and 2001 reflect the combination of the entities that own Plaza Las Fuentes, Solana, Gas Company Tower, 808 South Olive garage and the property management, leasing and real estate development operations of Maguire Partners Development, Ltd. For both of these periods, Wells Fargo Tower, KPMG Tower, Library Tower and Glendale Center were accounted for utilizing the equity method of accounting.

Total Revenues

      Rental Revenues. Rental revenue for the six months ended June 30, 2002 totaled $35,653,000 and was comparable to rental revenue for the six months ended June 30, 2001, which totaled $35,672,000.

      Tenant Reimbursements. Revenues from tenant reimbursements increased $845,000, or 9.3%, to $9,978,000 for the six months ended June 30, 2002 compared to $9,133,000 for the six months ended June 30, 2001. This increase was primarily due to increased reimbursable costs for security and insurance incurred subsequent to September 11, 2001. We expect increased insurance premiums to continue to impact tenant reimbursements in the future.

      Hotel Operations. Revenues from hotel operations decreased $899,000, or 5.9%, to $14,298,000 for the six months ended June 30, 2002 compared to $15,197,000 for the six months ended June 30, 2001. The decrease relates almost entirely to our Solana hotel and was a result of the general decrease in travel subsequent to September 11, 2001 and the weaker national economy during the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

      Equity in Net Income (Loss) of Uncombined Real Estate Entities. Equity in net income (loss) of uncombined real estate entities increased $265,000, or 33.9%, to a loss of $(517,000) for the six months ended June 30, 2002 compared to a loss of $(782,000) for the six months ended June 30, 2001. Set forth below is a summary of the condensed combined financial information for the uncombined real estate entities and the Maguire Properties Predecessor’s share of net income (loss) and total equity in net income (loss) for the six months ended June 30, 2002 and 2001:

	Six Months Ended
	June 30,

	2002	2001

	(in thousands)
Revenue	$70,634	$70,475
Operating and other expenses	27,237	25,649
Interest expense	28,747	24,817
Depreciation and amortization	12,930	11,942

Net income	$1,720	$8,067

Predecessor’s share of net income (loss)	$(1,311)	$(1,401)
Intercompany eliminations and other entries	$794	$619

Equity in net income (loss) of uncombined real estate entities	$(517)	$(782)

      While the aggregate revenue shown above is comparable for the six months ended June 30, 2002 and 2001, the revenue for KPMG Tower and Library Tower increased by $1,408,000 and $1,491,000, respectively, related primarily to new leases, largely offset by a decrease in the revenue of Library Tower of $2,037,000 resulting primarily from one-time lease termination fees recognized during the six months ended June 30, 2001. Each of the uncombined properties experienced an increase in operating and other expenses for the six months ended June 30, 2002 compared to the six months ended June 30, 200l related primarily to increases in security and insurance costs in the aftermath of the September 11, 2001 terrorist attacks. Aggregate interest expense for the six months ended June 30, 2002 increased $3,930,000 compared to the six months ended June 30, 2001 primarily due to increased debt at Library Tower incurred in March 2002 to fund distributions to redeem the former joint venture partner in Library Tower. The increase in aggregate depreciation and amortization for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 relates largely to depreciation of equipment purchased subsequent to June 30, 2001 for Wells Fargo and KPMG Towers.

      Other Revenues. Other revenues is comprised of revenues from parking operations, revenues from management, leasing and development services, interest income and other miscellaneous revenues. Other revenues decreased $391,000, or 4.5%, to $8,391,000 for the six months ended June 30, 2002 compared to $8,782,000 for the six months ended June 30, 2001, partially due to a decrease in interest income due to lower interest rates.

Total Expenses

      Rental Property Operating and Maintenance Expenses. Rental property operating and maintenance expenses increased $682,000, or 7.5%, to $9,784,000 for the six months ended June 30, 2002 compared to $9,102,000 for the six months ended June 30, 2001. The increase was primarily due to increased security and insurance costs at our Gas Company Tower property incurred subsequent to September 11, 2001.

      Hotel Operating and Maintenance Expenses. Hotel operating and maintenance expenses decreased $506,000, or 4.8%, to $10,126,000 for the six months ended June 30, 2002 compared to $10,632,000 for the six months ended June 30, 2001. The decrease was primarily due to cost reduction programs and lower variable costs incurred as a result of the decline in business experienced by the Solana hotel for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

      Real Estate Taxes. Real estate taxes decreased $140,000, or 3.2%, to $4,204,000 for the six months ended June 30, 2002 compared to $4,344,000 for the six months ended June 30, 2001, primarily due to reduced assessments at our Solana property.

      Interest Expense. Interest expense decreased $4,510,000, or 10.4%, to $38,659,000 for the six months ended June 30, 2002 compared to $43,169,000 for the six months ended June 30, 2001. The decrease was primarily due to decreased interest expense on variable rate loans resulting from decreases in LIBOR and our reduction in average outstanding indebtedness for the six months ended June 30, 2002 compared to the six months ended June 30, 2001, partially offset by an increase in amortization of the discount on the Solana subordinated debt for the six months ended June 30, 2002 as further discussed in Note 4 to our combined financial statements.

      Depreciation and Amortization Expense. Depreciation and amortization expense for the six months ended June 30, 2002 totaling $10,213,000 was comparable to depreciation and amortization expense for the six months ended June 30, 2001 totaling $10,191,000.

      General and Administrative Expenses. General and administrative expenses for the six months ended June 30, 2002 totaling $8,944,000 were comparable to general and administrative expenses for the six months ended June 30, 2001 totaling $8,810,000.

      Other Expenses. Other expenses for the six months ended June 30, 2002 totaling $1,998,000 was comparable to other expenses for the six months ended June 30, 2001 totaling $2,038,000.

Gain on Sales of Investments in Real Estate

      Gain on sales of investments in real estate increased $1,944,000 to $2,879,000 for the six months ended June 30, 2002 compared to $935,000 for the six months ended June 30, 2001. The gains on sales of real estate were recognized in both periods in connection with sales at our Solana property.

Minority Interest

      Minority interest increased $1,177,000, or 77.7%, to $(338,000) for the six months ended June 30, 2002 compared to $(1,515,000) for the six months ended June 30, 2001. The increase was primarily due to decreased interest expense at Gas Company Tower which, due to the terms of our agreement with our minority interestholder in Gas Company Tower, is disproportionately allocated to the minority interestholder.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

      On December 21, 2000, we acquired a controlling interest in Gas Company Tower and 808 South Olive garage. As a result, we have combined the entities that own these properties, for the entire period for the year ended December 31, 2001 as compared to only an 11 day period for Gas Company Tower and 808 South Olive garage for the year ended December 31, 2000. The combination of these accounts with those of previously combined accounts of Plaza Las Fuentes, Solana, and the property management, leasing and real estate development operations of Maguire Partners Development, Ltd. significantly increased our combined total revenue and total expenses. For the period January 1, 2000 through December 20, 2000, Gas Company Tower and 808 South Olive garage were accounted for utilizing the equity method of accounting. For both of the years ended December 31, 2001 and 2000, our interests in Wells Fargo Tower, KPMG Tower, Library Tower and Glendale Center were accounted for utilizing the equity method of accounting.

Total Revenues

      Rental Revenues. Rental revenue increased $34,758,000, or 94.3%, to $71,607,000 for the year ended December 31, 2001 compared to $36,849,000 for the year ended December 31, 2000. The increase was due primarily to the inclusion of a full year of rental revenue related to the Gas Company Tower for the year ended December 31, 2001 compared to the inclusion of 11 days of rental revenue for the year ended December 31, 2000.

      Tenant Reimbursements. Revenues from tenant reimbursements increased $12,563,000, or 205.6%, to $18,672,000 for the year ended December 31, 2001 compared to $6,109,000 for the year ended

December 31, 2000. The increase was primarily due to the inclusion of tenant reimbursements related to Gas Company Tower for the full year ended December 31, 2001, compared to inclusion of eleven days for the year ended December 31, 2000.

      Hotel Operations. Revenues from hotel operations decreased $5,447,000, or 16.4%, to $27,824,000 for the year ended December 31, 2001 compared to $33,271,000 for the year ended December 31, 2000. We experienced revenue decreases at both of our hotels primarily due to decreased business travel subsequent to September 11, 2001 and as a result of the weaker national economy in 2001.

      Equity in Net Income (Loss) of Uncombined Real Estate Entities. Equity in net income (loss) of uncombined real estate entities decreased $5,744,000 to a loss of $(2,679,000) for the year ended December 31, 2001 compared to net income of $3,065,000 for the year ended December 31, 2000, largely as a result of combining Gas Company Tower and 808 South Olive garage beginning December 21, 2000. Set forth below is a summary of the condensed combined financial information for the uncombined real estate entities and the Maguire Properties Predecessor’s share of net income (loss) and total equity in net income (loss) for the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2001	2000

	(in thousands)
Revenue	$142,122	$178,246
Operating and other expenses	52,888	65,354
Interest expense	49,820	66,063
Depreciation and amortization	26,619	34,395
Appreciation of land distributed to members	0	6,478

Net income	$12,795	$18,912

Predecessor’s share of net income (loss)	$(4,036)	$3,865
Intercompany eliminations and other entries	$1,357	$(800)

Equity in net income (loss) of uncombined real estate entities	$(2,679)	$3,065

      The decreases in the aggregate revenue and operating and other expenses shown above for the year ended December 31, 2001 compared to the year ended December 31, 2000 relate primarily to including Gas Company Tower and 808 South Olive garage in these totals only through December 21, 2000. The aggregate revenue for the other properties included in the above totals increased for the year ended December 31, 2001 compared to the year ended December 31, 2000. This increase was largely due to $3,374,000 of one-time lease termination fees at Wells Fargo Tower recognized during the year ended December 31, 2001 and an aggregate increase in tenant reimbursements of $3,561,000 for Library, KPMG and Wells Fargo Towers related primarily to increased costs along with increased reimbursements from certain tenants who occupied Library Tower in late 2000 and were charged a full year of reimbursements for 2001 and only a partial year for 2000. Aggregate operating and other expenses for such properties increased largely due to increased security costs in the aftermath of the September 11, 2001 terrorist attacks.

      Other Revenues. Other revenues increased $6,304,000, or 54.4%, to $17,896,000 for the year ended December 31, 2001 compared to $11,592,000 for the year ended December 31, 2000. This increase was primarily due to the inclusion of a full year of revenues from parking operations at Gas Company Tower and 808 South Olive garage for the year ended December 31, 2001 compared to inclusion of eleven days of revenues for the year ended December 31, 2000.

Total Expenses

      Rental Property Operating and Maintenance Expenses. Rental property operating and maintenance expenses increased $9,894,000, or 116.4%, to $18,397,000 for the year ended December 31, 2001 compared to $8,503,000 for the year ended December 31, 2000. The increase was primarily due to the inclusion of a full year of property operating and maintenance expenses related to Gas Company Tower for the year ended December 31, 2001 compared to inclusion of 11 days thereof for the year ended December 31, 2000.

      Hotel Operating and Maintenance Expenses. Hotel operating and maintenance expenses decreased $2,119,000, or 9.4%, to $20,308,000 for the year ended December 31, 2001 compared to $22,427,000 for the year ended December 31, 2000. The decrease was primarily due to decreased business travel subsequent to September 11, 2001 and the soft economy in 2001, both of which resulted in lower variable costs at our two hotel properties.

      Real Estate Taxes. Real estate taxes increased $3,186,000, or 57.4%, to $8,740,000 for the year ended December 31, 2001 compared to $5,554,000 for the year ended December 31, 2000. The increase was primarily due to the inclusion of a full year of real estate taxes related to the Gas Company Tower and 808 South Olive garage for the year ended December 31, 2001 compared to inclusion of 11 days thereof for the year ended December 31, 2000.

      Interest Expense. Interest expense increased $14,619,000, or 21.3%, to $83,231,000 for the year ended December 31, 2001 compared to $68,612,000 for the year ended December 31, 2000. The increase relates largely to combining Gas Company Tower and 808 South Olive garage which resulted in combining interest expense on the Gas Company Tower and 808 South Olive garage mortgage loans beginning December 21, 2000. Interest expense on the mezzanine loans for Gas Company and 808 South Olive garage is included in our interest expense for both years. In addition to the increase relating to combining Gas Company Tower and 808 South Olive garage, interest for the year ended December 31, 2001 varied from interest for the year ended December 31, 2000 primarily due to:

•	increased interest expense from $6,152,000 amortization of loan discount for the Solana subordinated trust deed loan for the year ended December 31, 2001 compared to $0 for the year ended December 31, 2000, increased interest expense related to increased borrowings under the line of credit and loans on Solana and Plaza Las Fuentes and increased interest expense resulting from recording the interest rate caps at fair value, partially offset by

•	decreased interest expense resulting from a reduction in the principal balance for the refinanced Gas Company Tower mezzanine loan on December 21, 2000 offset by increased interest expense related to the higher borrowing rate on the new mezzanine loan, and decreased interest expense for variable rate loans due to decreases in LIBOR.

      Depreciation and Amortization Expense. Depreciation and amortization expense increased $10,835,000, or 112.5%, to $20,470,000 for the year ended December 31, 2001 compared to $9,635,000 for the year ended December 31, 2000. The increase was primarily due to the inclusion of a full year of depreciation and amortization related to Gas Company Tower and 808 South Olive garage for the year ended December 31, 2001 compared to inclusion of 11 days thereof for the year ended December 31, 2000.

      General and Administrative Expenses. General and administrative expenses increased $2,384,000, or 15.5%, to $17,758,000 for the year ended December 31, 2001 compared to $15,374,000 for the year ended December 31, 2000. The increase was primarily due to the inclusion of a full year of general and administrative expenses related to Gas Company Tower and 808 South Olive garage for the year ended December 31, 2001 compared to inclusion of 11 days thereof for the year ended December 31, 2000, and to an increase in bonuses to employees awarded for the year ended December 31, 2001 compared to bonuses awarded for the year ended December 31, 2000.

      Other Expenses. Other expenses for the year ended December 31, 2001 totaling $4,326,000 was comparable to other expenses for the year ended December 31, 2000 totaling $4,261,000.

Gain on Sales of Investments in Real Estate

      Gain on sales of investments in real estate recognized in the year ended December 31, 2001 were $935,000 resulting from the sale of real estate at our Solana property. There were no sales of investments in real estate during the year ended December 31, 2000.

Gain on Forgiveness of Debt

      On December 21, 2000, in connection with a bankruptcy court settlement in which we purchased the equity interest held by our former joint venture partner in Gas Company Tower and 808 South Olive garage, the joint venturer agreed to the settlement of its convertible mezzanine debt for a reduced amount. The settlement of the debt resulted in gains of $161,159,000 as further discussed in Note 1 to our combined financial statements.

Minority Interest

      Minority interest decreased $2,179,000 to $(2,359,000) during the year ended December 31, 2001 compared to $(180,000) during the year ended December 31, 2000. This decrease was primarily due to the inclusion of a full year of operations for Gas Company Tower for the year ended December 31, 2001 compared to the eleven days of operations included in the year ended December 31, 2000.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

      On December 21, 2000 we acquired a controlling interest in Gas Company Tower and 808 South Olive garage. As a result, we have combined the entities that own those properties for the eleven day period ended December 31, 2000. For the period from January 1, 2000 through December 20, 2000, and for the entire year ended December 31, 1999, Gas Company Tower and 808 South Olive garage were accounted for utilizing the equity method of accounting. For the years ended December 31, 2000 and 1999, Plaza Las Fuentes, Solana and the property management, leasing and real estate development operations of Maguire Partners Development, Ltd. were combined and our interests in Wells Fargo Tower, KPMG Tower, Library Tower and Glendale Center were accounted for utilizing the equity method of accounting.

Total Revenues

      Rental Revenues. Rental revenue decreased $3,102,000, or 7.8%, to $36,849,000 for the year ended December 31, 2000 compared to $39,951,000 for the year ended December 31, 1999. The decrease was primarily due to decreases in rental revenue for the Solana and the Plaza Las Fuentes office properties, offset by an increase related to the inclusion of Gas Company Tower beginning December 21, 2000. The decrease in rental revenue experienced by the Solana property was primarily due to the sale of one of the Solana buildings that occurred during the year ended December 31, 1999. The decrease in rental revenues for Plaza Las Fuentes was primarily due to the restructuring of a gross lease with a major tenant to a net lease and a reduction of space leased by a major tenant which resulted in lower rental revenues, partially offset by increased tenant reimbursements.

      Tenant Reimbursements. Revenues from tenant reimbursements increased $910,000, or 17.5%, to $6,109,000 for the year ended December 31, 2000 compared to $5,199,000 for the year ended December 31, 1999. The increase was primarily due to the inclusion of Gas Company Tower beginning December 21, 2000 along with increased tenant reimbursements from a major tenant at Plaza Las Fuentes as a result of the revised net lease described above, partially offset by reduced revenues at our Solana property due to the sale of one of the buildings during the year ended December 31, 1999.

      Hotel Operations. Revenues from hotel operations increased $837,000, or 2.6%, to $33,271,000 for the year ended December 31, 2000 compared to $32,434,000 for the year ended December 31, 1999. The increase relates to a number of factors including increases in room rates and food and beverage sales for both hotels.

      Equity in Net Income (Loss) of Uncombined Real Estate Entities. Equity in net income (loss) of uncombined real estate entities increased $763,000 to $3,065,000 for the year ended December 31, 2000 compared to $2,302,000 for the year ended December 31, 1999. Set forth below is a summary of the condensed combined financial information for the uncombined real estate entities and the Maguire Properties Predecessor’s share of net income (loss) and total equity in net income (loss) for the years ended December 31, 2000 and 1999:

	Year Ended December 31,

	2000	1999

	(in thousands)
Revenue	$178,246	$175,550
Operating and other expenses	65,354	67,591
Interest expense	66,063	61,387
Depreciation and amortization	34,395	36,826
Appreciation of Land Distributed to Members	6,478	0

Net income	$18,912	$9,746

Predecessor’s share of net income (loss)	$3,865	$(309)
Intercompany eliminations and other entries	$(800)	$2,611

Equity in net income (loss) of uncombined real estate entities	$3,065	$2,302

      The aggregate revenue and operating and other expenses shown above include Gas Company Tower and 808 South Olive garage only through December 20, 2000. KPMG Tower experienced an increase in revenue totaling $3,916,000 related primarily to a major tenant that occupied space for the entire year ended December 31, 2000 and only part of the year ended December 31, 1999. Aggregate interest expense as shown above increased (despite the exclusion of 11 days of mortgage interest expense for Gas Company Tower and 808 South Olive garage) in the 2000 totals due to an increase in the average borrowing rate of Gas Company Tower and 808 South Olive garage debt and an increase in average outstanding principal for KPMG Tower debt. The increase in the Gas Company Tower borrowing rate relates to increases in LIBOR, an increase in the spread over LIBOR charged by the lender and additional costs paid to the lender related to the bankruptcy proceedings described in Note 1 to the Predecessor’s combined financial statements. The aggregate depreciation and amortization shown above decreased for the year ended December 31, 2000 compared to the year ended December 31, 1999, in part due to the exclusion of Gas Company Tower and 808 South Olive garage from 11 days of 2000 and the remainder of the decrease relates primarily to a decrease in amortization of tenant improvements at Library Tower resulting from a new tenant that paid for its own improvements offset by accelerated amortization of tenant improvements upon early termination of a lease.

      Other Revenues. Other revenues for the year ended December 31, 2000 totaling $11,592,000 was comparable to other revenues for the year ended December 31, 1999 totaling $11,243,000.

Total Expenses

      Rental Property Operating and Maintenance Expenses. Rental property operating and maintenance expenses decreased $638,000, or 7.0%, to $8,503,000 for the year ended December 31, 2000 compared to $9,141,000 for the year ended December 31, 1999. The decrease was primarily due to decreased expenses following the sale of real estate at our Solana property during the year ended December 31, 1999, partially offset by an increase related to combining the accounts of the Gas Company Tower and 808 South Olive garage beginning December 21, 2000.

      Hotel Operating and Maintenance Expenses. Hotel operating and maintenance expenses increased $647,000, or 3.0%, to $22,427,000 for the year ended December 31, 2000 compared to $21,780,000 for the year ended December 31, 1999. This increase resulted from a small increase in variable costs consistent with the 2.6% increase in hotel revenues realized over the same periods.

      Real Estate Taxes. Real estate taxes increased $367,000, or 7.1%, to $5,554,000 for the year ended December 31, 2000 compared to $5,187,000 for the year ended December 31, 1999. The increase was primarily due to the inclusion of Gas Company Tower and 808 South Olive garage beginning December 21, 2000 and increased assessed valuations of our Solana property, offset by a reduction in real estate taxes as a result of the sale of one of the Solana buildings during the year ended December 31, 1999.

      Interest Expense. Interest expense increased $768,000, or 1.1%, to $68,612,000 for the year ended December 31, 2000 compared to $67,844,000 for the year ended December 31, 1999. The increase was primarily due to increases in LIBOR and combining the accounts of the Gas Company Tower and 808 South Olive garage properties beginning December 21, 2000.

      Depreciation and Amortization Expense. Depreciation and amortization expense decreased $965,000, or 9.1%, to $9,635,000 for the year ended December 31, 2000 compared to $10,600,000 for the year ended December 31, 1999. The decrease was primarily due to the sale of one of the Solana buildings during the year ended December 31, 1999 and depreciation ceasing on fully depreciated hotel furniture and fixtures. These decreases were offset, in part, by an increase of $308,000 resulting from the inclusion of Gas Company Tower and 808 South Olive garage properties beginning December 21, 2000.

      General and Administrative Expenses. General and administrative expenses increased $4,726,000, or 44.4%, to $15,374,000 for the year ended December 31, 2000 compared to $10,648,000 for the year ended December 31, 1999. The increase relates, in part, to the inclusion of the Gas Company Tower and 808 South Olive garage properties beginning December 21, 2000, and in part to increases in employee bonuses for the year ended December 31, 2000.

      Other Expenses. Other expenses for the year ended December 31, 2000 totaling $4,261,000 was comparable to other expenses for the year ended December 31, 1999 totaling $4,132,000.

Gain on Sales of Investments in Real Estate

      There were no sales of investments in real estate for the year ended December 31, 2000. Gain on sales of investments in real estate were $31,431,000 for the year ended December 31, 1999 due to the sales of real estate at our Solana property.

Gains on Forgiveness of Debt

      Gains from the settlement of the convertible mezzanine loan was $161,159,000 for the year ended December 31, 2000 as compared to $0 for the year ended December 31, 1999. See Note 1 to our combined financial statements.

Minority Interest

      Minority interest was $(180,000) during the year ended December 31, 2000 due to the inclusion of Gas Company Tower beginning December 21, 2000.

Pro Forma Operating Results

Comparison of Pro Forma Six Months Ended June 30, 2002 to Historical Six Months Ended June 30, 2002

      The pro forma condensed consolidated statement of operations for the six months ended June 30, 2002 is presented as if this offering, the formation transactions, the refinancing transactions and the acquisitions of additional interests in KPMG Tower that were acquired on September 13, 2002 along with the related financing transactions, all had occurred on January 1, 2002. The pro forma statement reflects the consolidation of Library Tower and KPMG Tower, resulting from the redemption of the third party redeemable preferred equity holder for Library Tower and the acquisition of all of the third party interests in KPMG Tower and, thereby, the assumption of control of major decisions by us. In addition, the pro forma statement reflects the effects of acquisition of all of the minority interests previously held by third parties in Gas Company Tower and Plaza Las Fuentes. Other acquisitions that are reflected in the pro forma statements are the acquisitions of the Glendale land parcel and additional interests in Wells Fargo Tower. These additional interests increase our investment in Wells Fargo Tower to a 58% interest; however, as we do not have control over major decisions including selling and refinancing the property, we will continue to use the equity method to account for our investment in Wells Fargo Tower.

      The consolidation of Library Tower and KPMG Tower resulted in significant increases in various components of our statement of operations. However, the net effect of all of our pro forma adjustments is to significantly increase net income on a pro forma basis, primarily as a result of reduced interest expense on lower debt levels, offset by a significant increase in general and administrative expense related largely to increased compensation expense.

      The components of the significant changes that would have been reflected in our financial statements on a pro forma basis for the six months ended June 30, 2002 compared to the historical results are as follows:

      On a pro forma basis, total revenues would have increased to $116,822,000 for the six months ended June 30, 2002 compared to $67,803,000 reported historically for the same period, an increase of 72.3%. This increase is primarily the result of increases in rental revenue, parking operations and tenant expense reimbursements resulting from the consolidation of the Library and KPMG Towers.

      On a pro forma basis, total expenses would have increased to $107,916,000 for the six months ended June 30, 2002 compared to $83,928,000 reported historically for the same period, an increase of 28.6%. The increase in pro forma total expenses reflects significant increases resulting from the consolidation of Library and KPMG Towers. Interest expense reflects a net decrease of $18,427,000, or 47.7%, resulting from lower borrowing rates partially offset by increases resulting from consolidating Library and KPMG Towers. Pro forma total expenses also reflect $20,120,000 of additional general and administrative expenses that is comprised largely of increases in compensation expense resulting from:

•	restricted stock awards to employees upon the completion of the offering along with cash awards to mitigate the employees’ resulting tax liabilities

•	bonuses to a former employee resulting from completion of the offering and acquisition of additional interests in KPMG and Wells Fargo Towers, and

•	additional salaries related to becoming a public company.

The remainder of the increase in general and administrative expense relates primarily to increased costs related to becoming a public company and consolidating KPMG and Library Towers.

      On a pro forma basis, minority interest for the six months ended June 30, 2002 increased to $2,648,000 compared to $(338,000) reported historically for the same period. Pro forma minority interest consists of an allocation of pro forma net income to the continuing investors offset by reversal of minority interest historically allocated for the same period to the former third party investor in Gas Company Tower. This reversal results from the Company acquiring the minority interest in Gas Company Tower.

Comparison of Pro Forma Year Ended December 31, 2001 to Historical Year Ended December 31, 2001

      The pro forma condensed consolidated statement of operations for the year ended December 31, 2001 is presented as if this offering, the formation transactions, the refinancing transactions and the acquisitions of additional interests in KPMG Tower that were acquired on September 13, 2002, along with the related financing transactions, all had occurred on January 1, 2001. The pro forma statement reflects the consolidation of Library Tower and KPMG Tower, resulting from the redemption of the third party redeemable preferred equity holder for Library Tower and the acquisition of all of the third party interests in KPMG Tower and, thereby, the assumption of control of major decisions by us. In addition, the pro forma statement reflects the effects of acquisition of all of the minority interests previously held by third parties in Gas Company Tower and Plaza Las Fuentes. Other acquisitions that are reflected in the pro forma statements are the acquisitions of the Glendale land parcel and additional interests in Wells Fargo Tower. These additional interests increase our investment in Wells Fargo Tower to a 58% interest; however, as we do not have control over major decisions including selling and refinancing the property, we will continue to use the equity method to account for our investment in Wells Fargo Tower.

      The consolidation of Library Tower and KPMG Tower resulted in significant increases in various components of our statement of operations; however, the net effect of all of our pro forma adjustments is to significantly increase net income on a pro forma basis primarily as a result of reduced interest expense on lower debt levels, offset by a significant increase in general and administrative expense related primarily to increased compensation expense.

      The components of the significant changes that would have been reflected in our financial statements on a pro forma basis for the six months ended June 30, 2002 compared to the historical results are as follows:

      On a pro forma basis, total revenues would have increased to $230,150,000 for the year ended December 31, 2001 compared to $133,320,000 reported historically for the same year, an increase of 72.6%. This increase is primarily the result of increases in rental revenue, parking operations and tenant expense reimbursements resulting from the consolidation of the Library and KPMG Towers.

      On a pro forma basis, total expenses would have increased to $211,256,000 for the year ended December 31, 2001 compared to $173,230,000 reported historically for the same period, an increase of 22.0%. The increase in pro forma total expenses reflects significant increases resulting from the consolidation of Library and KPMG Towers. Interest expense reflects a net decrease of $30,567,000, or 36.7%, resulting from lower debt balances and lower borrowing rates offset by increases resulting from consolidating Library and KPMG Towers. Pro forma total expenses also reflect $24,764,000 of additional general and administrative expenses that is comprised largely of increases in compensation expense resulting from:

•	restricted stock awards to employees upon the completion of the offering along with cash awards to mitigate the employees’ resulting tax liabilities

•	bonuses to a former employee resulting from completion of the offering and acquisition of additional interests in KPMG and Wells Fargo Towers, and

•	additional salaries related to becoming a public company.

The remainder of the increase in general and administrative expense relates primarily to increased costs related to becoming a public company and consolidating KPMG and Library Towers.

      On a pro forma basis minority interest for the year ended December 31, 2002 increased to $4,455,000, which is an allocation of pro forma net income to the continuing investors offset by reversal of the minority interest allocated historically for the same year to the former third party investor in Gas Company Tower. This reversal results from our acquisition of the minority interest in Gas Company Tower.

Liquidity and Capital Resources

Analysis of Liquidity and Capital Resources.

      We believe that this offering, the formation transactions and the refinancing transactions will improve our financial performance through changes in our capital structure, principally the substantial reduction in overall debt encumbering the properties in our portfolio and the reduction of our debt to total market capitalization ratio to approximately      %, taking into account our proportionate share of unconsolidated indebtedness. Upon completion of this offering, the formation transactions and the refinancing transactions and the use of proceeds therefrom, we anticipate that our total loans payable will be approximately $762.0 million. Concurrently with this offering, we expect to enter into a $350 million unsecured revolving credit facility, of which we expect approximately $200 million to be available to us upon consummation of this offering. We intend to use the credit facility, among other things, to finance the acquisition of properties (including the option properties), provide funds for tenant improvements and capital expenditures, and provide for working capital and other corporate purposes.

      Our short term liquidity needs include funds for dividend payments to our shareholders required to maintain our REIT status, funds for capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements generally through our initial working capital, net cash provided by operations and, if necessary, by drawing upon our credit facility. Our properties require periodic investments of capital for tenant-related capital expenditures and for general capital improvements. For the years ended December 31, 1997 through December 31, 2001 and for the six months ended June 30, 2002, our recurring tenant improvements and leasing commissions averaged $16.80 per square foot of leased space per year for our consolidated properties and our pro rata share of our unconsolidated properties. We expect the average annual cost of recurring tenant improvements and leasing commissions for the consolidated office properties in our office portfolio upon consummation of this offering to be approximately $10.8 million, based upon an average of 641,747 square feet per year that will become available in our consolidated properties and our proportionate share of our unconsolidated properties as a result of leases scheduled to expire during the six months ended December 31, 2002 and years ended December 31, 2003 through December 31, 2006. We expect the cost of general capital improvements for these properties to be approximately $748,000 annually (including our proportionate share of unconsolidated properties), based upon the $0.12 per square foot weighted average cost of such improvements from January 1, 1997 through June 30, 2002. Funding of capital expenditure reserve accounts of the hotels is expected to be approximately $1.3 million annually, based upon the actual funding requirements at the hotels for the year ended December 31, 2001.

      We expect to meet our long-term liquidity requirements for the funding of property development, property acquisitions (including acquisitions of option properties) and other non-recurring capital improvements through long-term secured and unsecured indebtedness, including our credit facility, and the issuance of additional equity securities. We also intend to fund property development, property acquisitions (including acquisitions of option properties) and other non-recurring capital improvements using the credit facility on an interim basis, as well as by potentially raising equity capital through joint venturing our stabilized properties.

      If the initial public offering prices is less than the mid-point of the range of prices on the cover of this prospectus, we intend to borrow additional funds under our unsecured credit facility. Such funds shall be applied as described in “Use of Proceeds” and to meet short-term liquidity needs.

Commitments

      Upon completion of this offering, the formation transactions and the refinancing transactions, we will have long-term indebtedness and capital lease obligations. The following table summarizes our repayment obligations under the consolidated indebtedness that we anticipate will be outstanding upon completion of this offering, the formation transactions and the refinancing transactions.

Amounts
Year Ending December 31,	(in thousands)

2002	$0
2003	201
2004	507
2005	195,545
2006	245,586
Thereafter	320,161

Total	$762,000

      In addition, we expect to have capital lease obligations of $7.4 million upon consummation of this offering.

Consolidated Indebtedness to be Outstanding After this Offering

      Upon completion of this offering, the formation transactions and the refinancing transactions, we expect to have $762.0 million of outstanding consolidated long-term and revolving debt. This indebtedness will be comprised of three mortgages secured by three of our properties (Library, Gas Company and KPMG Towers), two mezzanine loans secured by our equity interests in Library Tower and Gas Company Tower, a note secured by our equity interest in the Glendale Center property and $25 million of borrowing under our credit facility. The weighted average interest rate on this indebtedness is expected to be 4.12% (based on the 30-day LIBOR rate at June 30, 2002 of 1.84%). A total of $201,000 of scheduled loan principal payments will be due on this indebtedness during the year ended December 31, 2003. After completion of this offering, the formation transactions and the refinancing transactions, we expect our debt to market capitalization ratio to be approximately           % (          % if the underwriters’ overallotment option is exercised in full), taking into account our pro rata portions of unconsolidated indebtedness. Upon completion of this offering, the formation transactions and the refinancing transactions, we expect that $525.0 million, or 69%, of our outstanding long-term debt will be variable rate debt. We expect to enter into three-year interest rate swap agreements for approximately $313.0 million of our variable rate debt, to effectively fix the base rate portion of the interest rate. As a result, we expect that approximately 25% of our total indebtedness upon completion of this offering, taking into account our proportionate share of unconsolidated indebtedness ($85.2 million), will be subject to floating interest rates.

      The following table sets forth certain information with respect to the indebtedness that we expect will be outstanding after this offering, the formation transactions and the refinancing transactions, as of the completion of this offering.

	Interest	Principal		Annual Debt	Maturity		Balance at
Properties	Rate	Amount		Service(1)	Date		Maturity(2)

Library Tower
Mortgage	4.88%	$225,000,000		$10,957,500	1/1/10		$225,000,000
Mezzanine	LIBOR + 4.25%	20,000,000		1,218,000	1/1/10		20,000,000
Gas Company Tower
Mortgage	LIBOR + 1.00%	220,000,000		6,248,000	1/1/06	(3)	220,000,000
Mezzanine	LIBOR + 4.25%	65,000,000		3,958,000	1/1/08		65,000,000
KPMG Tower
Mortgage	LIBOR + 1.88% (4)	195,000,000		7,254,000	8/31/05	(3)	195,000,000
Glendale
Secured Note	7.20%	12,000,000	(5)	864,000 (6)	1/11/11		7,338,658
Credit Facility	LIBOR + 1.75%	25,000,000	(7)	897,500	1/1/06		25,000,000

Total:		$762,000,000		$31,397,500			$757,388,658

(1)	Annual debt service for floating rate loans is calculated based on the 30-day LIBOR rate at June 30, 2002 which was 1.84%.

(2)	Assuming no payment has been made on the principal in advance of its due date.

(3)	Two, one-year extensions available.

(4)	We have entered into an interest rate cap agreement with respect to this loan that limits the rate on the LIBOR portion of the interest rate, exclusive of the spread, to 6% during the term of this loan, excluding extension periods.

(5)	This $12 million loan is included in our pro forma financial statements in the line item “losses and distributions in excess of investments in unconsolidated real estate entities and notes payable to such entities.” This loan was made with proceeds of the unconsolidated $37 million loan secured by a first mortgage lien on Glendale Center as noted below in “— Material Provisions of Consolidated Secured Indebtedness to be Outstanding After this Offering — Glendale — Other Secured Indebtedness.”

(6)	Interest only through July 11, 2003. Beginning August 11, 2003, monthly payments of $114,660 are due.

(7)	This amount represents the draw-down of a portion of our $350 million unsecured line of credit that we expect to enter into in connection with this offering.

Material Provisions of Consolidated Secured Indebtedness to be Outstanding After this Offering

      Library Tower — Senior Mortgage Indebtedness. We are currently in negotiations with an institutional lender for a senior mortgage loan relating to the Library Tower. Upon consummation of this offering, we expect our subsidiary that owns 100% of the fee interest of Library Tower will be the borrower under an approximately $225.0 million mortgage loan. The loan would be secured by a first mortgage lien on Library Tower and related improvements and fixtures, including Westlawn Garage. The maturity date of the loan is expected to be January 1, 2010. We expect the loan to bear interest at the rate of 4.88% per annum and to require monthly payments of interest only. We expect to be prohibited from prepaying any portion of the loan until the end of a “lockout” period that ends October 1, 2009. Prepayments made after this lockout period will not require the payment of any prepayment penalties.

      Library Tower — Mezzanine Financing. We are currently in negotiations with an institutional lender for a secured mezzanine loan relating to Library Tower. Upon consummation of this offering, we expect one of our subsidiaries will be the borrower under an approximately $20.0 million mezzanine financing. The loan would be secured by our membership interests in the entity that owns 100% of the fee interest of Library Tower. The maturity date of the loan is expected to be January 1, 2010. We expect the loan to bear interest at the rate of LIBOR plus 4.25% per annum and to require monthly payments of interest only. We expect to be prohibited from prepaying any portion of the loan until the end of a “lockout period” that ends October 1, 2009. Prepayments made after this lockout period will not require the payment of any prepayment penalties.

      Gas Company Tower — Senior Mortgage Indebtedness. We are currently in negotiations with an institutional lender for a senior mortgage loan relating to the Gas Company Tower. Upon consummation of this offering, we expect our subsidiary that owns 100% of the fee interest of Gas Company Tower will be the borrower under an approximately $220.0 million mortgage loan. The loan would be secured by a first mortgage lien on Gas Company Tower and related improvements and fixtures. The maturity date of the loan is expected to be January 1, 2006, with the right to extend the maturity date of this loan to January 1, 2008 by exercising two one-year options. We expect the loan to bear interest at the rate of LIBOR plus 1.0% per annum during the initial term and the two option periods, and to require monthly payments of interest only. We expect to be prohibited from prepaying any portion of the loan until the end of a “lockout period” that ends October 1, 2005. Prepayments made after this lockout period will not require the payment of any prepayment penalties.

      Gas Company Tower — Mezzanine Financing. We are currently in negotiations with an institutional lender for a secured mezzanine loan relating to Gas Company Tower. Upon consummation of this offering, we expect one of our subsidiaries will be the borrower under an approximately $65.0 million mezzanine financing. The loan would be secured by our membership interests in the entity that owns 100% of the fee interest of Gas Company Tower. The maturity date of the loan is expected to be January 1, 2008. We expect the loan to bear interest at the rate of LIBOR plus 4.25% per annum and to require monthly payments of interest only. We expect to be prohibited from prepaying any portion of the loan until the end of a “lockout period” that ends October 1, 2007. Prepayments made after this lockout period will not require the payment of any prepayment penalties.

      KPMG Tower — Mortgage Indebtedness. Upon consummation of this offering, our subsidiary will be the borrower under a $195 million mortgage loan with Deutsche Bank AG Cayman Islands Branch as the original senior lender and Deutsche Bank AG New York Branch as administrative agent and collateral agent. This mortgage loan is secured by:

•	a first mortgage lien on KPMG Tower and related improvements and fixtures;

•	all related personal property;

•	a continuing first priority lien on the related interest rate cap agreement including all proceeds under the agreement;

•	a general first lien in a cash collateral account, lockbox account and a security deposit account including all of borrower’s right, title and interest in and to all cash, property or rights transferred to or deposited in the accounts from time to time; and

•	an assignment of leases and rents.

      The maturity date of this loan is August 31, 2005, with two 12-month extension periods. This loan bears interest at LIBOR plus 1.875% per annum and requires monthly interest-only payments until the initial maturity date. If the maturity date is extended beyond August 31, 2005, monthly payments of interest and principal will be required, with the principal payments based on a 25-year amortization schedule. This loan may be prepaid in full at any time on 30 days notice subject to a prepayment penalty of 1% in the first 12 months and .5% in the second 12 months. The loan contains customary affirmative covenants such as financial reporting and standard lease requirements and negative covenants, including, among others, restrictions on the borrower’s ability to (i) create or incur additional liens or indebtedness, (ii) transfer the property or an interest in the property and (iii) merge or consolidate with or into, or convey, transfer or dispose of all or substantially all of its assets to or in favor of, any other person. Mr. Maguire has unconditionally guaranteed the payment and performance of this mortgage loan. We anticipate that this guaranty will be released upon completion of this offering. On September 13, 2002, in connection with the mortgage loan, the borrower entered into an interest rate cap agreement with Fleet National Bank. The interest rate cap agreement protects the borrower if LIBOR exceeds 6% during the term of this loan, excluding the extension periods.

      Glendale — Other Secured Indebtedness. Upon consummation of this offering, our operating partnership will be the borrower under a $12 million loan made by Maguire Partners — Glendale Center, LLC, an entity that is the indirect 100% owner of the Glendale property. The loan is secured by our ownership interest in Maguire Partners — Glendale Center, LLC. This loan has an interest rate of 7.20% and matures on January 11, 2011. Pursuant to the terms of the loan, we will be required to make monthly interest-only payments through July 11, 2003. Beginning on August 11, 2003, we will be required to make monthly payments of principal and accrued interest. This loan was made on December 12, 2000 in connection with a mortgage from Credit Suisse First Boston Mortgage Capital, LLC, an affiliate of Credit Suisse First Boston Corporation, one of our joint book-running managers, in favor of the fee owner of the Glendale Center property, in the principal amount of $37 million. We may prepay the note, in whole or part, at any time without penalty. All amounts paid by us under the note will be contributed by the lender to the fee owner who will then use the proceeds at the appropriate time to make the mortgage payments due to Credit Suisse First Boston Mortgage Capital, LLC.

      Credit Facility. We are currently negotiating with various institutional lenders, the terms of a three-year, $350 million senior unsecured revolving credit facility that we expect to enter into concurrently with the consummation of this offering and of which we expect approximately $200 million to be available. We intend to use the credit facility, among other things, to finance the acquisition of properties, provide funds for tenant improvements and capital expenditures, and provide for working capital and other corporate purposes. We anticipate that the credit facility will contain customary covenants for credit facilities of this type, including covenants restricting the nature and amount of our investments, the number and type of encumbrances on our assets, the total amount of our indebtedness and the conditions under which we may engage in mergers and acquisitions. In addition, we anticipate that the credit facility may contain one or more financial covenants, including, among others, covenants to maintain a certain minimum tangible net worth, to maintain a certain maximum debt to market capitalization ratio, to maintain a certain maximum secured debt to assets ratio, to maintain a certain minimum EBITDA to interest payments ratio, to maintain a certain minimum net operating income to fixed charges ratio and/or to maintain a certain maximum dividend payout ratio of our funds from operations. We anticipate that one or more of our subsidiaries may guarantee our obligations under the credit facility.

Unconsolidated Secured Indebtedness to be Outstanding After this Offering

      Upon completion of this offering and the formation transactions, the Wells Fargo Tower and Glendale Center properties will be encumbered by unconsolidated secured indebtedness aggregating approximately $171.9 million. The weighted average interest rate on this indebtedness is 7.18%. This unconsolidated indebtedness will not be an obligation of our company, but payments on these loans by the entities which directly own Wells Fargo Tower and Glendale Center will reduce the distributions we will receive from our equity interests in these properties. The following table sets forth certain information as of June 30, 2002, with respect to the indebtedness on our unconsolidated properties.

								Balance Due
	Interest				Annual Debt		Maturity	at
Properties	Rate		Principal		Service		Date	Maturity(1)

Wells Fargo Tower Mortgage	7.17%	(2)	$134,900,992		$12,401,184	(3)	4/30/23	$0
Glendale Center Mortgage	7.20	(4)	37,000,000	(5)	2,664,000	(6)	7/11/28	0

Total / Weighted Average:			$171,900,992	(7)	15,065,184			$0

(1)	Assuming no payment has been made on the principal in advance of its due date.

(2)	If this loan is not repaid on April 30, 2005, the interest rate will be adjusted to the greater of 10.17% per annum and the 18-year United States Treasury Rate plus 3% per annum. The loan balance on April 30, 2005 is estimated to be $126,763,747. Additionally, after April 30, 2005, any cash flow in excess of tax, insurance, debt service, and operating expenses must be paid to the lender as pre-payment of the loan.

(3)	Annual debt service will include principal amortization based upon a 300-month amortization schedule.

(4)	If this loan is not repaid on January 11, 2011, the interest rate will be adjusted to the greater of 12.2% per annum and the twelve-year United States Treasury rate plus 5% per annum. The loan balance on January 11, 2011 is estimated to be $32,001,513.

(5)	The Glendale Center entity used the proceeds of this mortgage to extend a $12,000,000 loan to us, as described in “— Consolidated Indebtedness to be Outstanding After This Offering.” In calculating our proportionate share of unconsolidated indebtedness, we exclude $12,000,000 from this unconsolidated indebtedness because the related and offsetting $12,000,000 loan to us is included in our consolidated indebtedness.

(6)	Interest only through July 11, 2003. Annual debt service of $3,175,920 thereafter.

(7)	Our proportionate share of unconsolidated indebtedness is $85.7 million. As of the completion of this offering, we expect this amount to be $85.2 million.

Cash Flows

Comparison of Six Months ended June 30, 2002 to Six Months ended June 30, 2001

      Cash and cash equivalents were $4,817,000 and $3,969,000, respectively, at June 30, 2002 and 2001.

      Net cash provided by operating activities decreased $486,000 to $3,156,000 for the six months ended June 30, 2002 compared to $3,642,000 for the six months ended June 30, 2001. The decrease was primarily due to the changes in results of operations discussed above along with timing differences in payments of accounts payable during periods of limited liquidity, partially offset by a decrease in interest payments.

      Net cash used in investing activities increased $(4,300,000) to $(5,178,000) for the six months ended June 30, 2002 compared to $(878,000) for the six months ended June 30, 2001. The increase was primarily due to an increase in restricted cash required in connection with the extension of the mortgage loan at our Solana property.

      Net cash provided by financing activities increased $5,552,000 to $3,967,000 for the six months ended June 30, 2002 compared to $(1,585,000) for the six months ended June 30, 2001. The increase was primarily due to the net increase in cash resulting from net proceeds from the Library Tower financing of $34,789,000 in March of 2002 offset by the repayment of $18,799,000 for other secured loans during the six months ended June 30, 2002 compared to net cash from borrowings of $3,175,000 during the six months ended June 30, 2001. Distributions to owners increased $8,186,000 to $14,251,000 for the six months ended June 30, 2002 compared to $6,065,000 for the six months ended June 30, 2001.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

      Cash and cash equivalents were $2,872,000 and $2,790,000, respectively, at December 31, 2001 and 2000.

      Net cash provided by operating activities increased $15,571,000 to $4,888,000 for the year ended December 31, 2001 compared to $(10,683,000) for the year ended December 31, 2000. The increase in net cash was due to the changes in the results of operations discussed above and timing differences in payments of accounts payable during periods of limited liquidity.

      Net cash provided by investing activities increased by $17,196,000 to $542,000 for the year ended December 31, 2001 compared to $(16,654,000) for the year ended December 31, 2000. The increase in cash from investing activities is primarily the result of $13,000,000 paid during the year ended December 31, 2000 to acquire a controlling interest in the Gas Company Tower and 808 South Olive garage real estate entities compared to $0 during the year ended December 31, 2001 and $5,380,000 of cash received related to sales of real estate at our Solana property during the year ended December 31, 2001 compared to $0 during the year ended December 31, 2000.

      Net cash used in financing activities increased by $33,706,000 to $(5,348,000) for the year ended December 31, 2001 compared to $28,358,000 for the year ended December 31, 2000. The increase in net cash used relates, in part, to the $7,289,000 decline in distributions (net of contributions) paid to owners during the year ended December 31, 2001 compared to the year ended December 31, 2000, and also a net payment of loan principal and costs of $1,674,000 during the year ended December 31, 2001, versus a $39,321,000 net borrowing during the year ended December 31, 2000.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

      Cash and cash equivalents were $2,790,000 and $1,769,000, respectively, at December 31, 2000 and 1999.

      Net cash used in operating activities increased $10,681,000 to $(10,683,000) for the year ended December 31, 2000 compared to $(2,000) for the year ended December 31, 1999. The increase was primarily due to an increase in interest payments along with the changes in the results of operations discussed above.

      Net cash provided by investing activities decreased $80,594,000 to $(16,654,000) for the year ended December 31, 2000 compared to $63,940,000 for the year ended December 31, 1999. During the year ended December 31, 2000 we used $13,000,000 to acquire a controlling interest in the Gas Company Tower and 808 South Olive garage real estate entities whereas in the year ended December 31, 1999 we received $75,351,000 from the sales of real estate at our Solana property.

      Net cash provided by financing activities increased $91,292,000 to $28,358,000 for the year ended December 31, 2000 compared to $(62,934,000) for the year ended December 31, 1999. The increase in net cash was primarily due to a net borrowing during the year ended December 31, 2000 versus a net payment of loan principal and costs during the year ended December 31, 1999, as partially offset by a $7,662,000 increase in distributions (net of contributions) paid to owners of $10,963,000 during the year ended December 31, 2000 compared to $3,301,000 the year ended December 31, 1999.

Funds From Operations

      Industry analysts generally consider funds from operations an alternative measure of performance for an equity REIT. The Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002) defines funds from operations to mean income (loss) before minority interests (computed in accordance with GAAP), excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustment for unconsolidated partnerships and joint ventures.

      We consider funds from operations an appropriate alternative measure of performance for an equity REIT because it is predicated on cash flow analysis. While funds from operations is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating funds from operations and, accordingly, funds from operations as disclosed by such other REITs may not be comparable to funds from operations published herein. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, funds from operations should be examined in conjunction with net income (loss) as presented in the combined financial statements included elsewhere in this prospectus. Funds from operations should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of the properties’ financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of the properties’ liquidity, nor is it indicative of funds available to fund the properties’ cash needs, including our ability to pay dividends or make distributions.

      The following table presents our pro forma funds from operations for the periods presented.

	Pro Forma

	Six months ended	Year ended
	June 30, 2002	December 31, 2001

Pro forma income before minority interest and gains on sales of investments	$10,246	$21,825
Plus: pro forma real estate depreciation and amortization	19,037	38,737
Plus: share of pro forma real estate depreciation and amortization of unconsolidated entities	2,938	5,943

Pro forma funds from operations	$32,221	$66,505

Inflation

      Substantially all of our office leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above. Our hotel properties are able to change room rates on a daily basis, so the impact of higher inflation can often be passed on to customers. However, a weak economic environment may restrict our ability to raise room rates to offset rising costs.

New Accounting Pronouncements

      The Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 and SFAS No. 138 Accounting for Certain Derivative Instruments and Certain Hedging Activities  — an Amendment of FASB Statement No. 133, which are effective for us beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or as a liability measured at its fair value and that changes in the fair value be recognized currently in the statement of operations. The impact of adopting SFAS No. 133 did not have a material effect on our financial position or results of operations.

      The FASB also issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 generally provided for various technical corrections to previously issued accounting pronouncements. The only impact to us related to SFAS No. 145 is to provide that early extinguishment of debt, including the write-off of unamortized deferred loan costs are generally no longer considered extraordinary items. We have adopted the provisions of SFAS No. 145 and have presented all previous early write-offs of unamortized loan costs as a component of interest expense.

Quantitative and Qualitative Disclosures About Market Risk

      Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We use some derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We require that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designed to hedge. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

      Upon completion of this offering and the formation transactions, we expect to have outstanding approximately $762.0 million of consolidated debt, including our $12.0 million loan which is included in “losses and distributions in excess of investments in unconsolidated real estate entities and loans payable to such entities” in our pro forma balance sheet. We expect approximately $525.0 million, or 69% of our total consolidated debt to be variable rate debt. With respect to the $525.0 million principal amount of the variable rate debt to be outstanding upon completion of this offering and the formation transactions, we expect to enter into three-year interest rate swap agreements for approximately $313.0 million of our variable rate debt, to effectively fix the base rate portion of the interest rate at approximately 2.80%. As a result, we expect that approximately 25% of our total indebtedness upon completion of this offering, taking into account our proportionate share of unconsolidated indebtedness, will be subject to variable interest rates for a minimum of three years. All of the unconsolidated indebtedness is fixed rate indebtedness.

      Additionally, we will have the benefit of an interest rate protection, or “cap” agreement, in the notional amount of $195.0 million of indebtedness providing that the maximum rate payable, or cap, attributable to the LIBOR portion, exclusive of the spread, is 6% through September 13, 2005.

      If, after consideration of the interest rate swap agreements described above, LIBOR were to increase by 10%, or approximately 18 basis points, the increase in interest expense on the unhedged variable rate debt would decrease future earnings and cash flows by approximately $373,000 annually. If LIBOR were to increase by 10%, the fair value of our total outstanding debt would decrease by approximately $2.5 million. If LIBOR were to decrease by 10%, or approximately 18 basis points, the decrease in interest expense on the variable rate debt would increase future earnings and cash flows by approximately $373,000 annually. If LIBOR were to decrease by 10%, the fair value of our total outstanding debt would increase by approximately $2.5 million.

      Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of the reduced level of overall economic activity that could exist in the environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

      As of December 31, 2001, our total outstanding debt was approximately $705.9 million, which is comprised of $605.7 million of mortgage loans, $75.7 million of other secured loans and $12.0 million included in “losses and distributions in excess of investments in uncombined real estate entities and loans payable to such entities” in our combined balance sheets. Approximately $631.0 million, or 91.0%, of our total outstanding debt was variable rate debt. With respect to $628.6 million principal amount of our variable rate debt outstanding as of December 31, 2001, we had entered into the interest rate “cap” agreements to reduce our exposure to market rate changes.

      As of December 31, 2001, the market value of our outstanding debt is approximately equal to the carrying value of $705.9 million.

ECONOMIC AND MARKET OVERVIEW

      UNLESS INDICATED OTHERWISE, ALL INFORMATION IN THIS ECONOMIC AND MARKET OVERVIEW SECTION IS DERIVED FROM THE MARKET STUDY PREPARED BY THE ROSEN CONSULTING GROUP.

Los Angeles Economy

      Rosen Consulting Group believes that Los Angeles, and especially the downtown area where the majority of the properties in our portfolio are located, is among the brightest spots in the national economy and office market. The Los Angeles area is one of the largest, most diverse and most dynamic economic regions in the world. According to the U.S. Conference of Mayors, as of July 2001, Los Angeles is the largest metro economy in California, the second largest metro economy in the nation and accounts for more jobs than any U.S. city other than New York and Chicago. After a difficult restructuring in the early 1990s, Los Angeles emerged a stronger, more diversified and more entrepreneurial economy, with one of the fastest growing service sectors in the country.

      In the near term, Los Angeles is out-performing most major U.S. metropolitan areas and is poised for economic growth during 2003 and 2004. Activity in each of Los Angeles’ marquee industries — entertainment, trade and defense — is picking up. Los Angeles long has been renowned as the entertainment capital of the world and is the administrative center for this $30 billion annual revenue industry, controlling financing, marketing and distribution. Growth in the entertainment industry has been strong in recent years — theater box office receipts increased by 75% from 1991 to 2001 according to the Motion Picture Association of America, and employment in the industry went from approximately 143,300 in 1990 to approximately 270,000 in 2000 according to the State of California Technical Trade and Commerce Agency. Los Angeles’ important trade sector, centered in the largest port and customs district in the U.S., should also rebound in the near term as the U.S. leads the world out of recession and imports increase. Furthermore, Los Angeles’ defense industry, which shifted in the early 1990s away from manufacturing in favor of research and development and information technology, is expected to benefit materially from increased defense budgets resulting from the war on terrorism.

      Over the long term, Los Angeles’ good economic fundamentals should enable its economy to grow, and its continuing evolution from a manufacturing to a services-based economy should generate increased demand for office space. Key to this economic growth generally, and to the health of the office market specifically, is Los Angeles’ demonstrated ability to create jobs, which, in turn, increases demand for office space. Between 1995 and 2001, Los Angeles created roughly 300,000 jobs, 6th best in the nation. Going forward, Rosen Consulting Group estimates that Los Angeles will average 0.9% job growth through 2004, largely mirroring the rate of growth expected in the U.S. economy as a whole. A disproportionate number of these jobs are expected to come from Los Angeles’ services sector, the sector which accounts for the greatest number of potential office space tenants. Comprised of personal services, business services, motion pictures, amusement and recreation, health services, private educational services, engineering, management, and lodging, the Los Angeles service sector is the largest industry in Los Angeles County and employs roughly 33% of Los Angeles’ job base.

Los Angeles County Office Market

Overview

      Los Angeles was the fourth largest office market in the U.S. at year-end 2001 and had a total inventory of approximately 175 million square feet of office space (excluding owner-user, medical, and government office buildings). This office space is spread across a number of distinct submarkets, each typically characterized by a dominant tenant base. While the performance of these submarkets varies considerably in terms of vacancy, absorption, and rental rate growth, they are all advantaged by favorable market fundamentals which characterize the Los Angeles office market generally and make its office markets arguably as healthy and stable as those of any major city in the U.S. Despite recent softness caused by the economic downturn, over a five- and ten-year time frame, these fundamentals resulted in positive net absorption and declining vacancy rates. Given the prospects for increased demand for Los Angeles office space, the limitations on new supply to meet that demand and the expected strength of Los Angeles’ economy and job market, Rosen Consulting Group projects falling vacancy rates, positive net absorption and rising rents in our Los Angeles area submarkets in 2003 and 2004.

LACBD Submarket Overview

      Rosen Consulting Group has characterized the LACBD as one of the brightest office markets in the nation. The LACBD, and particularly the Bunker Hill district where four of the office properties in our portfolio are located, enjoys (i) rising rents, (ii) virtually no new office supply since 1996 and no significant additional supply expected for the foreseeable future, (iii) unlike most major office markets, a vacancy rate lower than two years ago and (iv) the accelerating transformation of the downtown into a “24-hour city” through substantial residential, cultural, entertainment, transportation and retail development.

      The LACBD office market maintains an important core of service sector businesses including law firms, commercial and investment banks, and government agencies whose growth has resulted in attractive supply and demand fundamentals. Demand for office space in the LACBD has grown significantly and steadily, as evidenced by positive net absorption over the past five years. Coupled with the near absence of development in the LACBD over the past five years, the effect on vacancy rates and rents has been marked. Overall vacancy rates in the LACBD have fallen from 23.9% in 1996 to 16.9% in 2001 and rents have risen every year since 1997, including more than 4% growth during the 2001-2002 recession.

      The Rosen Consulting Group projects that the market will strengthen in 2003 and 2004. Rosen Consulting Group also expects that net absorption should accelerate over the next two years and, notwithstanding the recession, that vacancy rates should drop almost 3% from 2001 levels by 2004. Further, there is currently no new speculative office development underway in the LACBD and, despite rental growth in recent years, rents are not likely to make new development profitable in the near future. With growing projected demand and static supply, Rosen Consulting Group projects that rents will grow almost 10% from 2001 levels by 2004. Moreover, according to Rosen Consulting Group, despite the superior quality of the Class A office supply in the LACBD, downtown rents are still well below those in the West Los Angeles and Tri-Cities submarkets, indicating significant upside potential before rents become constrained by tenants relocating to less expensive areas.

      Bunker Hill is an approximately 10 million square foot LACBD submarket characterized by some of the newest and best quality office product in the downtown market. At year-end 2001, Bunker Hill had a vacancy rate of 4.8% and office rents of $21.70 per square foot on a triple net basis. Not surprisingly, office rents in the Bunker Hill district are generally higher and vacancy rates lower than the rest of the LACBD. Furthermore, Rosen Consulting Group expects rents in Bunker Hill to grow faster than the rest of the LACBD, especially at top-tier buildings.

	LACBD		Bunker Hill

	Triple Net Per	Direct	Triple Net Per	Direct
	Square Foot	Vacancy	Square Foot	Vacancy
Year	Annual Rent	Rate	Annual Rent	Rate

2001	$17.15	12.9%	$21.70	4.8%
2000	16.12	15.9	20.22	7.9
1999	14.28	15.6	16.44	8.1
1998	13.66	17.4	16.89	11.2
1997	11.28	18.9	12.21	11.7
1996	12.65	20.5	14.90	13.1
Source: Cushman & Wakefield of California, Inc. Market Study

Tri-Cities Office Market Overview

      The Tri-Cities submarket, comprised of Glendale, Burbank, and Pasadena, offers an attractive combination of moderately priced rents and a central location within the Los Angeles metropolitan area. Traditional tenants in the area include entertainment and insurance companies. The Tri-Cities submarket has good fundamentals offering a more affordable alternative to the Westside market.

      Like most office property markets nationwide, the Tri-Cities submarket felt the effects of the current market downturn. However, Rosen Consulting Group believes that the effects of this downturn on the Tri-Cities should be relatively brief and that a gradual recovery should take hold in the Tri-Cities office market starting in 2003. Key to the Tri-Cities’ rebound is the continued growth in demand demonstrated by its consistent ability to absorb office space. The Tri-Cities market had positive net absorption in two of the last three years and is projected by Rosen Consulting Group to absorb an additional 150,000 square feet in 2002. Although Rosen Consulting Group projects that vacancy rates will rise through 2002, it projects that they will drop two percentage points from projected year-end 2002 levels over the following two years. Rents, too, will be slower than absorption to rebound, but by year-end 2004 should increase more than 2.5% from projected year-end 2002 levels.

      Pasadena and Glendale, where the two Tri-Cities properties in our portfolio are located, are healthier than Burbank and are projected by Rosen Consulting Group to remain healthier in the foreseeable future. Vacancy rates in Pasadena and Glendale are 1-2% lower, and rents are $1-$2 per square foot higher, than in Burbank.

	Tri Cities

	Full Service
	Gross Per	Direct
	Square Foot	Vacancy
Year	Annual Rent	Rate

2001	$28.75	11.1%
2000	26.55	7.2
1999	28.12	8.9
1998	26.41	10.0
1997	23.32	9.0
1996	20.86	10.0

      Source: Cushman & Wakefield of California, Inc. Market Study

Dallas/Fort Worth Economy

      The DFW region has one of the most diversified economies in the country and is a critical component of the national economy. According to Cushman & Wakefield, a nationally recognized real estate advisory firm, the DFW region is home to the corporate headquarters of over 7,000 companies, including 19 Fortune 500 companies and a diverse group of multi-nationals spanning industries as disparate as oil and entertainment. The DFW region attracts corporations with its unusual mix of a highly skilled workforce, low business costs, well-developed communications, transportation and distribution networks, central location, rapid job and population growth and low cost of living. These advantages, among others, lead Rosen Consulting Group to view the DFW economy and office markets positively, and led Forbes Magazine in 2001 to rate Dallas as the fifth best place to do business in the U.S.

      Looking forward, the long-term economic outlook for the DFW economy is good. In the near-term, Rosen Consulting Group believes that DFW’s recovery from the 2001 downturn will be muted. Continuing problems in the telecommunication and airline industries will weigh on the regional economy, even as DFW’s defense industry benefits from increased defense spending from the war on terrorism.

Dallas/Fort Worth Office Market

Overview

      With almost 200 million square feet of office space, the greater DFW office markets combine to form one of the largest office markets in the U.S. According to Cushman & Wakefield, while 90% of this inventory is located in the greater Dallas area, the remaining 10% is spread across 15 major submarkets, each with its own distinct characteristics. Despite periodic problems with oversupply, over a five-year and ten-year time frame, the DFW office market exhibited strong trends of positive net absorption and rising rents.

      According to Cushman & Wakefield, demand for office space in the DFW market over the last 10 years has been strong, as perhaps best evidenced by the net absorption of almost 36 million square feet of office space. Demand during that span has been consistent as well, as the DFW market has had positive net absorption in every year except 1992 and 2001, years that were each affected by nationwide recessions. And while lingering weakness in the economy has continued to be a drag on office space absorption over the first half of 2002, Rosen Consulting Group projects positive net absorption of approximately 500,000 square feet for the full year 2002.

      These trends, combined with the absence of any significant new supply projected to enter the market in 2003 and 2004, lead Rosen Consulting Group to view the DFW office market as one with strengthening supply/ demand fundamentals.

Mid-Cities Office Market Overview

      Our Solana property is located in the Mid-Cities submarket along the Highway 114 corridor between DFW International Airport and Alliance Airport. Overall, the Mid-Cities submarket accounts for about 7.5% of the office inventory in Dallas and historically has captured about 11% of total Dallas net absorption. Although net absorption for 2001 was moderately negative, according to Cushman & Wakefield, over the past ten years the Mid-Cities submarket has averaged a healthy 245,289 square feet of positive net absorption a year. Although the Mid-Cities market is susceptible to periodic overdevelopment, Rosen Consulting Group anticipates no measurable new construction will be completed in the Mid-Cities submarket for the next several years. Looking forward, Rosen Consulting Group projects that the Mid-Cities submarket will average about 280,000 square feet of positive net absorption annually from 2002 to 2004 and that the vacancy rate will drop to 15.2% and its rents will grow 3% by year-end.

	Dallas		Mid-Cities

	Full Service		Full Service
	Gross		Gross
	Annual Rent	Direct	Annual Rent	Direct
	Per Square	Vacancy	Per Square	Vacancy
Year	Foot	Rate	Foot	Rate

2001	$19.79	21.7%	$18.75	12.0%
2000	19.95	16.5	16.49	7.8
1999	20.20	18.3	17.95	9.3
1998	18.88	15.8	15.37	7.0
1997	16.71	13.5	13.78	5.0
1996	14.74	16.4	13.21	8.4

      Source: Cushman & Wakefield of California, Inc. Market Study

BUSINESS AND PROPERTIES

Overview

      We are the largest owner and operator of institutional-quality, Class A office properties in the LACBD and are primarily focused on owning and operating high quality office properties in the high-barrier-to-entry Southern California market. We are a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. We have been formed to succeed to the businesses of the Maguire Organization, a nationally recognized owner, developer and acquirer of institutional-quality properties since 1965.

      We own or have partial interests in a portfolio of 12 commercial real estate properties aggregating 11.3 million square feet, substantially all of which we developed or redeveloped. Our portfolio consists of interests in seven office properties (comprised of 16 office and seven retail buildings) with approximately 7.1 million net rentable square feet, two hotels with a combined 548 rooms and 448,264 square feet, three off-site parking garages totaling 2,749 spaces and 958,087 square feet and an undeveloped two-acre land parcel adjacent to an existing office property that we believe can support 300,000 net rentable square feet of office development. In addition, our office portfolio contains approximately 2.8 million square feet of on-site parking totaling 9,719 spaces.

      Our existing portfolio is concentrated in three core markets — the LACBD, the Tri-Cities area of Pasadena, Glendale and Burbank, California, and the Mid-Cities submarket of Dallas/ Fort Worth, Texas in the corridor between DFW International Airport and Alliance Airport. Our portfolio includes four office properties in the prime Bunker Hill area of the LACBD — Library Tower, Gas Company Tower, KPMG Tower and Wells Fargo Tower (in which we hold a 58% interest) — and our three off-site parking garages. In the Tri-Cities, our portfolio includes our Plaza Las Fuentes office and hotel properties in Pasadena, California, the Glendale Center office property (in which we hold a 30% ownership interest, which for the six months ended June 30, 2002 constituted approximately a 16% interest in net cash flow) in Glendale, California and our two-acre land parcel adjacent to the Glendale Center. In the DFW Mid-Cities submarket, we own the Solana office property and the Solana Marriott hotel. As of June 30, 2002, our office portfolio was 93.4% leased to more than 180 tenants. As of June 30, 2002, tenants generating 55% of the annualized rent of our office portfolio were rated investment grade as reported by Standard & Poor’s, and tenants generating an additional 30% of the annualized rent of our office portfolio were nationally recognized professional services firms. As of June 30, 2002, the breakdown by market of our portfolio was as follows:

		Office

					Annualized
	Total Portfolio	Net Rentable	Percent		Rent Per
Market(1)	Square Feet(2)	Square Feet(3)	Leased	Annualized Rent(4)	Leased Square Foot(5)

Los Angeles Central Business District	7,326,064	5,139,407 (6)	92.7%	$105,258,196	$22.09
Tri-Cities Submarket	1,318,169	565,882	95.9	10,309,443	18.99
DFW Mid-Cities Submarket	2,672,276	1,369,012	95.0	25,177,419	19.35

Total/ Weighted Average:	11,316,509	7,074,301	93.4%	$140,745,058	$21.30

(1)	Data in this table reflects 100% of all office and garage properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Total portfolio square footage includes office, on- and off-site parking and hotel properties.

(3)	Net rentable square feet as it relates to the office properties includes retail and storage space, but excludes on-site parking.

(4)	Annualized rent represents the annualized monthly contractual rent under existing leases as of June 30, 2002. This amount reflects total base rent before any rent abatements, but after recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a full gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent. Total abatements for leases in effect as of June 30, 2002 for the twelve months ending June 30, 2003 were approximately $1,476,179 of base rent abatements and $950,528 of operating expense abatements.

(5)	Annualized rent per leased square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(6)	Includes 28,761 net rentable square feet of office space in 808 South Olive Street garage with annualized rent of $177,851 as of June 30, 2002.

     We also have options to acquire 1733 Ocean Avenue, a nearly completed 91,398 square foot office property in Santa Monica, California, Plaza Las Fuentes Phase II, a 62% pre-leased, 256,987 square-foot project under development adjacent to our Plaza Las Fuentes property in Pasadena and a 12.5% interest in a property that is comprised of two existing office buildings aggregating 239,164 net rentable square feet and a land parcel that we believe can support an additional 192,000 net rentable square feet of development, for a potential total of 431,164 net rentable square feet, at the Water’s Edge development within the Playa Vista development in West Los Angeles. We also have an option on 322 acres of land in the DFW Mid-Cities submarkets that we believe can support approximately 4.5 million net rentable square feet of primarily office space.

      As of June 30, 2002, we had more than 80 employees. Our team possesses substantial expertise in all aspects of real estate management, marketing, leasing, acquisition, development and finance. Our senior management team has been in the commercial real estate business for an average of 23 years and with the Maguire Organization for an average of 12 years.

      We operate a centralized financial control and data center at our corporate headquarters in Los Angeles that is responsible for processing operating budgets, billing and payments for all properties that we own, manage and/or develop. We directly manage the wholly owned properties in our portfolio and, through our services company, we provide development, leasing and management services to the non-consolidated properties in our portfolio, our option properties (other than Water’s Edge) and the 17th & Grand Avenue parking garage in the LACBD that will continue to be owned by Mr. Maguire. We contract with third parties for major services such as parking, janitorial, landscaping, security, and hotel operations, utilizing a bidding process to ensure the services are competitively priced. As a result of our internal structure, we believe that we have the capability to substantially increase the number of properties we own and manage without proportionate increases in overhead costs.

      We believe that our portfolio is well positioned to provide a stable base for continued growth. The majority of the properties in our office portfolio, which generate roughly 75.0% of our annualized rent, are located in the Bunker Hill section of the LACBD, which enjoys higher rents and lower vacancy than any other section of downtown Los Angeles and which Rosen Consulting Group projects will continue to outperform the greater LACBD office market in 2003 and 2004. Due to their attractive locations and the value added by our in-house marketing, leasing, tenant improvement construction oversight and property management programs, our properties have historically enjoyed occupancy rates of approximately 90% or higher over the last five years.

      We expect to qualify as a REIT for federal income tax purposes for the year ending December 31, 2003. We intend to make regular quarterly distributions to our stockholders, beginning with a distribution for the period commencing on the completion of this offering and ending on March 31, 2003.

History

      The Maguire Organization was founded in 1965 in Los Angeles by Robert F. Maguire III to own, manage, develop, and acquire office properties in the Southern California market.

      Focus on Los Angeles. Since its founding, the Maguire Organization has focused on the Los Angeles office property market, beginning with the development of the Northrop Building in Century City, California in 1968. In the early 1980s, the Maguire Organization took a prominent role in the development and operation of office buildings in downtown Los Angeles, an effort that would ultimately transform the downtown skyline. In 1984, the Maguire Organization developed the Wells Fargo Center, which includes 2.4 million square feet of office space in the 45-story KPMG Tower and the 54-story Wells Fargo Tower in Bunker Hill. The nearby Library Tower, a 72-story, 1.4 million square foot building that is the tallest office building west of the Mississippi River, was completed in 1989. Library Tower was developed by the Maguire Organization as part of the Los Angeles Central Library redevelopment plan, which the Maguire Organization spearheaded, to preserve and expand the historic Central Library and surrounding downtown area. The 52-story Gas Company Tower, developed by the Maguire Organization in a joint venture with the Southern California Gas Company, was the second office building in the Central Library redevelopment plan and contains 1.3 million square feet of office space. All of the properties developed by the Maguire Organization in Bunker Hill command premium rates within the LACBD submarket, were approximately 90% or more leased as of June 30, 2002 and have long-term leases to quality tenants.

      Expanding Beyond Downtown Los Angeles. The Maguire Organization subsequently expanded to other submarkets of Los Angeles and, through a relationship with IBM, to the DFW Mid-Cities submarket. In 1985, the Maguire Organization entered the Tri-Cities submarket, acquiring a 6.5-acre site in the heart of Pasadena’s historic district, and developed Plaza Las Fuentes, which features an eight-story office building, 20,000 square feet of retail space and an adjacent 12-story, 350-room hotel. The Maguire Organization further expanded its presence in the Tri-Cities submarket in 1996, purchasing and redeveloping an existing 14-story office project in Glendale in a joint venture with Bank of America, who is also a major tenant in the project. The Maguire Organization made extensive design improvements, performed building upgrades, added tenant amenities and fully leased the remaining vacant space. In 1993, the Maguire Organization acquired and redeveloped the then underperforming Colorado Place in Santa Monica, California. The Maguire Organization completed the last of six low-rise office buildings on 15 acres and added improvements that helped the project to quickly achieve full occupancy. In March 2000, the Maguire Organization successfully sold the project, renamed the MGM Plaza (this transaction did not involve any of the subset of Maguire Organization entities included in the Maguire Properties Predecessor and is therefore not included in the Maguire Properties Predecessor’s financial statements).

      In 1985, the Maguire Organization moved into the DFW Mid-Cities submarket. In a joint venture with IBM, we developed Solana, a 900-acre mixed-use corporate campus as a build-to-suit project to satisfy IBM’s space needs. Currently, our Solana property features 1.4 million net rentable square feet of office and retail space and a 198-room hotel. Since IBM’s downsizing in the mid-1990s, Solana has attracted other marquee tenants, including Verizon, Pfizer, Wells Fargo, Sabre and Citigroup.

      Recent Activities. The Maguire Organization recently began development of Plaza Las Fuentes Phase II, a new 256,987-square-foot building adjacent to our Plaza Las Fuentes property in Pasadena. Western Asset Management will be the anchor tenant and has pre-leased 62% of the project. In addition, Water’s Edge Phase I, a joint venture with Equity Office Properties Trust in which the Maguire Organization owns a 12.5% interest, features two buildings consisting of 239,164 net rentable square feet within Playa Vista and a land parcel that we believe can support an additional 192,000 net rentable square feet of development. The Maguire Organization has also nearly completed 1733 Ocean Avenue, a 91,398-square-foot Class A office property in Santa Monica, California that should be ready for tenant improvements prior to the end of this year. We are currently actively seeking development and acquisition opportunities and believe long-term market fundamentals in Southern California are good. See “— Description of Option Properties.”

Our Competitive Strengths

      We believe we distinguish ourselves from other owners, operators and developers of office properties in a number of ways, and enjoy significant competitive strengths, including:

•	Trophy Quality Portfolio. Our office portfolio consists of institutional-quality, Class A properties of high architectural distinction in sought-after locations, including West Coast landmarks such as Library Tower and Gas Company Tower, and preeminent properties within their markets, such as Plaza Las Fuentes in Pasadena and our Solana development in the DFW Mid-Cities submarket. Our buildings were designed by top international architectural firms such as I.M. Pei & Partners and Skidmore, Owings and Merrill, among others. The Maguire Organization has received numerous awards from the American Institute of Architects for our creativity and the architectural excellence of our buildings. We believe that assets of a quality comparable to our LACBD properties could not be built in the LACBD on a cost competitive basis today. These assets provide us with stable cash flow that we seek to aggressively manage to achieve internal growth.

•	Nationally Recognized Tenants. The high quality of our office portfolio and our attention to tenant needs have created a strong brand within our markets that attracts nationally recognized firms as tenants that typically enter into long-term leases for large amounts of space. The three tenants with the highest annualized rent in our properties — Sempra Energy (and its subsidiary, the Southern California Gas Company), IBM Corporation and Wells Fargo Bank — are all nationally recognized, low credit risk companies. As of June 30, 2002, tenants generating 55% of the annualized rent of our office portfolio were rated investment grade as reported by Standard & Poor’s, and tenants generating an additional 30% of the annualized rent of our office portfolio were nationally recognized professional service firms.

•	Southern California Focus. Over 82% of annualized rent of our office portfolio is generated by properties located in Southern California. The Southern California area office market presents high barriers to entry due to lengthy entitlement processes, restrictions on development and environmental considerations all of which limit competition to our existing properties. In our core LACBD submarket, Rosen Consulting Group projects that almost no significant additional office space will be developed for the next several years. Southern California also has a broad, diverse and dynamic economy, a fast-growing service sector and a quickly growing population that produces significant demand for office space. These attractive supply/demand fundamentals have produced positive net absorption and rising rents over the last five- and ten-year periods. Despite some softness in the Southern California office market in 2001 and 2002, Rosen Consulting Group projects falling vacancy rates, positive net absorption and rising rents in the Southern California office market in 2003 and 2004.

•	Commanding Market Share. The office properties in our portfolio comprise approximately 49% of the Class A office space in the prime Bunker Hill section of the LACBD and approximately 24% of the Class A office space in the LACBD generally. The concentration of our portfolio produces local economies of scale, reduces overhead and creates negotiating leverage with tenants and third party service providers. We proactively manage our assets to capitalize on our market share and maximize net operating income. For example, by emphasizing “must-take” parking provisions in our leases and utilizing on-site valet services, we can sell parking contracts in excess of available parking spaces.

•	Proven Track Record. We have a track record of executing value-added transactions through the acquisition, development and redevelopment of commercial office buildings. For example, we were able to secure the cooperation of the City of Los Angeles through a creative public-private partnership — the $1.0 billion Library Square Redevelopment Project — to develop Library Tower, helping to transform the southern portion of the Bunker Hill section of the LACBD into a vibrant business and social sector. Our in-depth market knowledge, strong community relationships and ability to execute complex transactions have enabled us to recognize opportunities ahead of the market and complete transactions that many of our competitors could not.

•	Strategic Joint Ventures. We have had considerable experience in creating strategic joint ventures with nationally recognized tenants. We believe our reputation for quality within our market and our management and development expertise make us an attractive strategic partner for institutions with significant space needs. By partnering with these institutions, we mitigate acquisition and development risks, secure marquee anchor tenants and facilitate financing. Past significant joint ventures include IBM at KPMG Tower and Solana, Bank of America at Glendale Center and Southern California Gas Company at the Gas Company Tower.

•	Experienced and Committed Management Team. Our senior management team has extensive development, management and leasing expertise and aggressively manages and leases our portfolio with a commitment to increase returns. We believe that our management’s in-depth knowledge of the Southern California office market and long-term tenant and community relationships provide us with a key competitive advantage. Our senior management team has an average of 23 years of experience in the commercial real estate industry and an average tenure of 12 years with the Maguire Organization. Our senior management team is expected to collectively own a 23.1% aggregate equity interest in our company after giving effect to grants of restricted stock and the exchange of units for common stock, but excluding options that have been granted but are not yet exercisable, which aligns management’s interests with those of our stockholders.

Business and Growth Strategies

      Our primary business objectives are to maximize distributable cash flow and to achieve sustainable long-term growth in cash flow per share in order to maximize long-term stockholder value. Our business strategy to achieve these objectives consists of several elements:

•	Focus on Premier-Quality Properties. Our core strategy is to own, manage, acquire and develop buildings of exceptional quality that provide attractive and productive environments for tenants and improve the cities in which they are located. Our focus on high-quality properties enables us to achieve premium rents within our markets, makes us an attractive joint venture partner and helps us secure development entitlements, often through public/private partnerships.

•	Opportunistic Acquisition and Redevelopment. We intend to selectively acquire and redevelop existing office buildings that can be acquired at significant discounts to replacement cost, and reposition them into high-quality properties through architectural improvements and additional amenities. We believe that such properties, when efficiently marketed, actively managed and aggressively leased, provide attractive initial returns, significant cash flow growth potential and stable, above-market rents. We will seek to mitigate acquisition and redevelopment risk through joint ventures with tenants. For example, we acquired and redeveloped Glendale Center in a 1996 joint venture with Bank of America. After extensive design improvements, building upgrades and additional tenant amenities, we were able to fully lease the remaining vacant space. Glendale Center was named the Building Owners & Managers Association, or BOMA, 1997 Renovated Building of the Year.

•	Identified Acquisition and Development Pipeline. We intend to selectively pursue development opportunities with potential for attractive returns while mitigating risk through pre-leasing and joint ventures with tenants. We have options to purchase interests in two office properties under development in our existing markets that upon completion are expected to contain 348,385 net rentable square feet in the aggregate. We also have an option on a 12.5% interest in a property with 239,164 existing net rentable square feet and a land parcel that we believe can support an additional 192,000 net rentable square feet of development, for a potential total of 431,164 net rentable square feet. We also own a two-acre land parcel adjacent to the Glendale Center property in the Tri-Cities submarket that we believe can support 300,000 net rentable square feet of office development. Finally, we have an option on 322 acres of land that we believe can support an additional 4.5 million square feet of office and other commercial development adjacent to our Solana development in the DFW Mid-Cities submarket.

•	Access to Growth Capital. We will seek to raise low-cost equity capital, which can be invested into higher yielding properties, by selling partial interests in our stabilized, trophy-quality properties. In addition, upon completion of this offering, we expect our debt-to-market capitalization ratio to be approximately %, after giving effect to our pro rata share of unconsolidated indebtedness. We are currently negotiating a $350 million unsecured line of credit, of which we expect approximately $200 million to be available upon completion of this offering, which will facilitate acquisitions of our option properties and reduce our dependence on third-party financing of development activities. We believe that the strength of our financial structure distinguishes us from many of our competitors and is key to our future growth.

•	Foster Strong Tenant Relationships. We foster strong tenant relationships with nationally recognized tenants through a commitment to serving tenant needs. We believe that our state-of-the-art amenities — concierge services, local transportation shuttles, 24-hour security services and valet parking services — as well as our employee screening and training programs, focus on preventative maintenance and prompt repairs and attention to everyday details, are integral to building a Class A brand. We believe that long-term tenant relationships provide improved operating results by avoiding rent interruptions and reducing marketing, leasing and tenant improvement costs that result from re-tenanting space. As demonstrated by our multiple joint ventures with strategic partners, our tenant relationships not only produce more stable rents, but also create development, expansion and risk management opportunities that can be leveraged for future growth. We believe that the high quality and desirable locations of the properties in our office portfolio, the magnitude of our presence in the LACBD, our active, service-oriented management style and our substantial in-house marketing, lease- negotiation and design capabilities give us a competitive advantage in retaining existing tenants, attracting new tenants and replacing departing tenants quickly and efficiently.

Existing Portfolio

      Our existing portfolio is concentrated in three core markets — the LACBD, the Tri-Cities area and the DFW Mid-Cities submarket. Presented below is an overview of our existing portfolio as of June 30, 2002:

										Annualized
										Net
									Annualized	Effective
					Net				Rent Per	Rent Per
					Rentable				Leased	Leased
		Percent		Year Built/	Square		Percent	Annualized	Square	Square
Office Properties(1)	Location	Ownership		Renovated	Feet(2)		Leased	Rent(3)	Foot(4)	Foot(5)

Wholly Owned
Library Tower	Los Angeles	100%		1989	1,362,000		92.9%	$35,444,458	$28.02	$19.66
Gas Company Tower(6)	Los Angeles	100		1991	1,321,679		92.7	30,990,368	25.28	20.83
KPMG Tower	Los Angeles	100		1983	1,099,708		96.3	18,918,093	17.86	15.45
Plaza Las Fuentes	Pasadena	100	(7)	1989	182,994		94.1	3,130,001	18.18	14.28
Solana	Dallas/Ft. Worth	100		1988-1990	1,369,012		95.0	25,177,419	19.35	17.45

Subtotal/ Weighted Average:					5,335,393		94.2%	$113,660,339	$22.63	$18.30

Non-Consolidated
Wells Fargo Tower	Los Angeles	58		1982	1,356,020		89.7%	$19,905,277	$16.39	$11.60
Glendale Center	Glendale	30	(8)	1973/1996	382,888	(9)	96.8	7,179,442	19.37	16.97

Subtotal/ Weighted Average:					1,738,908		91.2	27,084,719	17.09	12.86

Portfolio Total/ Weighted Average:					7,074,301	(10)	93.4%	$140,745,058	$21.30	$17.00

			Percentage
			of Vehicle
		Vehicles	Capacity
		Under	Under
	Vehicle	Monthly	Monthly	Square
Garage Properties(1)	Capacity(11)	Contract(12)	Contract(13)	Footage

On-Site Parking	9,719	8,403	86.5%	2,835,857
Off-Site Garages(14)	2,749	3,260	118.6	958,087

Total/ Weighted Average:	12,468	11,663	93.5%	3,793,944

								Twelve Months Ended June 30, 2002

										Revenue
									Average	Per
		Percent			Square		Available	Average	Daily	Available
Hotel Properties	Location	Ownership		Year Built	Footage		Rooms	Occupancy(15)	Rate(16)	Room(17)

Plaza Las Fuentes Doubletree(18)	Pasadena	100	%(7)	1989	266,000		350	75.4%	$123.44	$93.09
Solana Marriott	Dallas/Ft. Worth	100		1990	182,264	(19)	198	61.2	112.62	68.97

Total/ Weighted Average:					448,264		548	70.3%	$120.03	$84.38

Total Existing Portfolio Square Footage:					11,316,509

(1)	Data in this table reflects 100% of all office and garage properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Net rentable square feet as it relates to our office properties includes retail and storage space, but excludes on-site parking.

(3)	Annualized rent represents the annualized monthly contractual rent under existing leases as of June 30, 2002. This amount reflects total base rent before any rent abatements but after recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a full gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent. Total abatements for leases in effect as of June 30, 2002 for the twelve months ending June 30, 2003 were approximately $1,476,179 of base rent abatements and $950,528 of operating expense abatements.

(4)	Annualized rent per leased square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(5)	Annualized net effective rent per leased square foot represents the contractual rent for leases in place as of June 30, 2002, calculated on a straightline basis in accordance with GAAP. This amount is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a full gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent. This amount is further reduced by the annual amortization of any tenant improvement or leasing costs incurred by us for such leases, and is then divided by the net rentable square footage under lease as of the same date.

(6)	Includes 28,761 net rentable square feet of office space at our 808 South Olive garage with annualized rent of $177,851 as of June 30, 2002.

(7)	We hold a leasehold interest in Plaza Las Fuentes under a long-term airspace lease with the Pasadena Community Development Commission. See “— Description of Existing Portfolio — Tri-Cities Office Properties — Plaza Las Fuentes.”

(8)	The percentage indicated reflects legal ownership only and disregards preferential distribution rights held by BankAmerica Realty Services, Inc. and a distribution participation right held by Disney Enterprises. After giving effect to these distribution rights and participations, our interest in net income was approximately 16% for the six months ended June 30, 2002. Our interest in net income may fluctuate in the future depending on operating performance. See “— Description of Existing Portfolio — Tri-Cities Office Properties — Glendale Center.”

(9)	Does not reflect our 100% ownership of a parcel adjacent to the Glendale Center that we believe can support 300,000 net rentable square feet of office development. See “— Description of Existing Portfolio — Land Parcel.”

(10)	Each of the properties in the portfolio has been measured or remeasured in accordance with BOMA 1996 measurement guidelines. The total office portfolio net rentable square footage shown represents the sum of 1) the square footages of existing leases, some of which do not reflect BOMA 1996 measurement guidelines, and 2) the square footage of available space, all of which reflects BOMA 1996 measurement guidelines. If the total office portfolio net rentable square footage was presented on a basis consistent with BOMA 1996 measurement guidelines, the total office square footage would be 7,436,820 net rentable square feet.

(11)	Vehicle capacity represents total estimated available parking spaces including aisle area.

(12)	Vehicles under monthly contract represents the total amount of monthly parking passes for which we collected a fixed amount as of June 30, 2002.

(13)	Percentage of vehicle capacity under monthly contract represents vehicles under monthly contract divided by vehicle capacity. Due to tenants utilizing our garages at varying times, we are able to sell monthly contracts in excess of vehicle capacity; thus, percentage of vehicle capacity under monthly contract may exceed 100% of the vehicle capacity in our garages.

(14)	Our off-site garages consist of our X-2, Westlawn and 808 South Olive garages, all in the LACBD.

(15)	Average occupancy represents the number of occupied rooms in the applicable period divided by the product of the total number of rooms and 365 days in the period.

(16)	Average daily rate represents the total room revenue for the applicable period divided by the number of occupied rooms.

(17)	Revenue per available room, or REVPAR, represents the total room revenue per total available rooms for the applicable period and is calculated by multiplying average occupancy by the average daily rate.

(18)	This hotel will be re-branded as the Westin Pasadena hotel commencing on December 20, 2002.

(19)	Solana Marriott square footage excludes Solana Club, a 38,000 square foot health, fitness and wellness center.

Tenant Diversification

      Our office portfolio is currently leased to more than 180 tenants, many of which are nationally recognized firms in the financial services, entertainment, accounting and law sectors. The following table sets forth information regarding the 20 largest tenants in our office portfolio based on annualized rent as of June 30, 2002:

						Percentage
						of Office			Percentage
				Total		Portfolio			of Office
				Leased		Leased			Portfolio
		Lease		Square		Square	Annualized		Annualized
Tenant(1)	Property	Expiration(2)		Feet		Feet	Rent(3)		Rent

Sempra Energy/ Southern
California Gas Company				784,074	(4)	11.1%	$23,355,139		16.6%
	Gas Company Tower	11/8/11		558,318		7.9	14,850,600		10.6
	Library Tower	6/30/10		225,756		3.2	8,504,539		6.0
IBM	Solana			988,255	(5)	14.0	20,852,180		14.8
		6/30/03		250,762		3.6	5,291,078		3.8
		8/31/03		300,215	(6)	4.2	6,334,536		4.5
		10/31/03		208,174	(7)	3.0	4,392,471		3.1
		12/31/06		113,806		1.6	2,401,307		1.7
		2/28/07		115,298		1.6	2,432,788		1.7
Wells Fargo Bank				540,032	(8)	7.6	11,367,493		8.1
	Solana	8/31/03		107,866		1.5	1,167,110		0.8
	Library Tower	3/31/05		162,827		2.3	6,537,869		4.6
	Wells Fargo Tower	2/28/13		269,339		3.8	3,662,514		2.6
Latham & Watkins	Library Tower			275,558	(9)	3.9	9,004,270	(10)	6.4
		12/26/04		16,323		0.2	608,685		0.4
		12/12/09		259,235		3.7	8,395,585		6.0
Morrison & Foerster	Gas Company Tower	10/6/06		180,230	(11)	2.5	5,884,351		4.2
Jones, Day, Reavis & Pogue	Gas Company Tower	11/3/06		152,166		2.2	5,546,729		3.9
Los Angeles Unified School
District				338,748		4.8	4,596,819		3.3
	KPMG Tower/	3/14/03	(12)	323,494		4.6	4,314,071		3.1
	Wells Fargo Tower	3/14/03	(13)	5,254		0.2	282,748		0.2
Gibson, Dunn & Crutcher	Wells Fargo Tower	11/28/12		224,462		3.2	3,838,006		2.7
White & Case	Library Tower	8/31/05		91,668	(14)	1.3	3,666,720		2.6
Munger Tolles & Olson	KPMG Tower			151,490		2.1	3,620,962		2.6
		8/31/03		25,490		0.4	368,907		0.3
		2/28/07		126,000		1.8	3,252,055		2.3
Disney Enterprises	Glendale Center	6/30/11		156,215		2.2	3,085,885		2.2
Arthur Andersen(15)	Library Tower	5/19/09		160,349	(16)	2.3	2,622,306	(17)	1.9
Bank of America				144,171		2.0	2,608,533		1.9
	KPMG Tower	9/30/04		8,141		0.1	203,526		0.1
	Glendale Center	10/31/10		46,621		0.7	859,691		0.6
	Glendale Center	4/30/13		89,409		1.3	1,545,316		1.1
KPMG	KPMG Tower	6/30/14		150,262		2.1	2,262,258	(18)	1.6
Salomon Smith Barney				86,397	(19)	1.2	1,927,873		1.4
	Wells Fargo Tower	10/31/02		50,648	(20)	0.7	1,534,634		1.1
	Library Tower	5/31/09		35,749		0.5	393,239		0.3
McCutchen Doyle	KPMG Tower	1/31/13		77,604		1.1	1,775,820		1.3
Northern Trust of California	KPMG Tower	11/30/02		44,365		0.6	1,773,085		1.3
Dai-Ichi Kangyo Bank	Gas Company Tower	9/7/07		72,492		1.0	1,692,757		1.2
Time Warner Entertainment	Glendale Center	4/30/06		70,134		1.0	1,648,149		1.2
Oaktree Capital Management	Wells Fargo Tower	3/31/09		99,666		1.4	1,618,017		1.1

Total:				4,788,338		67.6%	$112,747,352		80.3%

(1)	Data in this table reflects 100% of all office properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Assumes the exercise of no renewal options and the exercise of all early termination options.

(3)	Annualized rent represents the annualized monthly contractual rent under existing leases as of June 30, 2002. This amount reflects total base rent before any rent abatements but after recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a full gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent.

(4)	Southern California Gas Company subleases 101,706 square feet at Gas Company Tower to third parties and Sempra Energy subleases an aggregate of 180,625 square feet at Library Tower to third parties.

(5)	IBM Corporation subleases an aggregate of 691,968 square feet at Solana to third parties.

(6)	The Sabre Group, Inc. subleases 120,416 square feet of IBM’s total leased square feet. On September 1, 2003, Sabre will become the primary lessee of 120,273 rentable square feet, leasing its space at an annualized rent of $1,924,368. Sabre’s lease expires on October 31, 2008.

(7)	On November 1, 2003, Sabre will become the primary lessee of 49,981 rentable square feet, leasing its space at an annualized rent of $799,696. Sabre’s lease expires on October 31, 2008.

(8)	Wells Fargo Bank subleases to third parties 27,496 square feet at Solana, 157,671 square feet at Library Tower and 33,958 square feet at Wells Fargo Tower.

(9)	Latham & Watkins subleases 7,534 square feet at Library Tower to third parties.

(10)	The annualized rent for Latham & Watkins is exclusive of payments due to us under a note related to tenant improvements of approximately $6.6 million in each of 2003, 2004 and 2005. The annualized rent for Latham & Watkins also does not reflect payments we owe to Latham & Watkins, if and as they exercise early termination options under their lease of approximately $8.0 million in 2003, $14.5 million in 2004 and $3.2 million in 2005 all of which, if exercised, would move the lease expiration date to December 12, 2009.

(11)	Morrison & Foerster subleases 51,377 square feet at Gas Company Tower to third parties.

(12)	Since June 30, 2002, LAUSD has renewed 209,741 rentable square feet through June 30, 2006 at an annualized rent of $4,194,820.

(13)	Since June 30, 2002, LAUSD has renewed 15,254 rentable square feet through June 30, 2006 at an annualized rent of $305,080.

(14)	White & Case subleases an aggregate of 45,834 square feet at Library Tower to third parties.

(15)	We are currently seeking to negotiate the termination of Arthur Andersen’s lease. See “— Description of Existing Portfolio — Los Angeles Central Business District Office Properties — Library Tower.”

(16)	Arthur Andersen subleases 22,901 square feet at Library Tower to third parties.

(17)	This amount does not include a rent abatement granted to Arthur Andersen for its entire leased space. The rent abatement includes gross free rent for the period of May 20, 2002 to November 19, 2002, 50% gross free rent for the period of November 20, 2002 to December 19, 2002, and gross free rent for the period from January 20, 2005 to August 19, 2005.

(18)	This amount does not include rent abatements granted to KPMG. KPMG is granted net free rent for 147,486 square feet of its total leased space for the period from March to June in each of the years between 2008 and 2014.

(19)	Salomon Smith Barney Inc., one of our joint book-running managers, subleases 13,405 square feet at Wells Fargo Tower to third parties.

(20)	This tenant will vacate its leased space at the termination of its lease.

Lease Distribution

      The following table sets forth information relating to the distribution of leases in the properties in our office portfolio, based on net rentable square feet under lease as of June 30, 2002:

				Percentage		Percentage of
				of Office		Office
	Number	Percentage		Portfolio		Portfolio
	of	of All	Total Leased	Leased	Annualized	Annualized
Square Feet Under Lease(1)	Leases	Leases	Square Feet	Square Feet	Rent	Rent

2,500 or less	69	31.9%	72,116	1.1%	$1,506,827	1.1%
2,501-10,000	71	32.9	409,361	6.2	6,669,021	4.7
10,001-20,000	28	13.0	399,807	6.0	5,820,419	4.1
20,001-40,000	13	6.0	377,841	5.7	6,607,180	4.7
40,001-100,000	18	8.3	1,095,957	16.6	23,215,170	16.5
Greater than 100,000	17	7.9	4,254,888	64.4	96,926,441	68.9

Total:	216	100.0%	6,609,970	100.0%	$140,745,058	100.0%

(1)	Data in this table reflects 100% of all office properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic exposure.

Lease Expirations

      The following table sets forth a summary schedule of the lease expirations for leases in place as of June 30, 2002 plus available space, for each of the ten full and partial calendar years beginning July 1, 2002 at the properties in our office portfolio. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

								Annualized
				Percentage		Percentage	Annualized	Rent Per
				of Office		of Office	Rent Per	Leased
	Number of			Portfolio		Portfolio	Leased	Square Foot
Year of Lease	Leases	Square Footage of		Leased	Annualized	Annualized	Square	at
Expiration(1)	Expiring	Expiring Leases		Square Feet	Rent	Rent	Foot(2)	Expiration(3)

Available	—	464,331	(4)	6.6%	$—	—%	$—	$—
2002	44	255,260	(5)	3.6	5,252,884	3.7	20.57	20.57
2003	34	1,307,641	(6)	18.5	23,018,713	16.4	17.60	17.62
2004	22	158,669		2.2	2,962,468	2.1	18.67	18.72
2005	25	599,417		8.5	15,707,999	11.2	26.16	26.84
2006	26	755,543		10.7	19,172,217	13.6	25.38	25.74
2007	24	539,281		7.6	10,997,361	7.8	20.39	24.12
2008	9	255,154		3.6	3,793,799	2.7	14.87	14.39
2009	6	569,870		8.1	13,199,733	9.4	23.16	23.50
2010	5	345,126		4.9	10,326,771	7.3	29.92	31.18
2011	6	856,752		12.1	20,281,929	14.4	23.67	30.27
Thereafter	15	967,257		13.6	16,031,183	11.4	16.56	19.46

Total/Weighted Average:	216	7,074,301		100.0%	$140,745,058	100.0%	$21.30	$23.05

(1)	Data in this table reflects 100% of all office properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Annualized rent per leased square foot represents annualized rent, divided by the total square footage under lease as of the same date.

(3)	Annualized rent per leased square foot at expiration represents annualized rent including any future rent steps, and thus represents the rent that will be in place at lease expiration.

(4)	Since June 30, 2002, 20,017 square feet of this amount have been leased.

(5)	Since June 30, 2002, 13,318 square feet of this amount have been re-leased and leases for 9,999 square feet of this amount have been renewed.

(6)	Since June 30, 2002, 395,249 square feet of this amount have been re-leased.

Historical Percentage Leased and Rental Rates

      The following table sets forth, as of the indicated dates, the percentage leased, annualized rent per leased square foot and net effective rent per leased square foot for the properties in our office portfolio through June 30, 2002:

			Annualized
			Net Effective
		Annualized Rent	Rent Per
		Per Leased Square	Leased Square
Date(1)	Percent Leased	Foot	Foot(2)

June 30, 2002	93.4%	$21.30	$17.00
December 31, 2001	94.0	20.80	16.17
December 31, 2000	91.9	20.30	16.30
December 31, 1999	89.5	19.97 (3)	15.82 (3)
December 31, 1998	91.1	22.41	17.24
December 31, 1997	91.1	21.89	18.07

(1)	Data in this table reflects 100% of all office properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Annualized net effective rent per leased square foot represents the contractual rent for leases in place as of June 30, 2002, calculated on a straightline basis in accordance with GAAP. This amount is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a full gross lease, the current year operating expenses, (which may be estimates as of such date), are subtracted from gross rent. This amount is further reduced by the annual amortization of any tenant improvement or leasing costs incurred by us for such leases, and is then divided by the net rentable square footage under lease as of the same date.

(3)	On December 31, 1998, a subsidy paid by IBM on a lease by the Los Angeles Unified School District ended.

Historical Lease Renewals

      The following table sets forth certain historical information regarding tenants that renewed an existing lease at or prior to its expiration at the properties in our office portfolio through June 30, 2002:

						Six Months	Weighted
	Year Ended December 31,					Ended	Average
						June 30,	1997-June 30,
	1997	1998	1999	2000	2001	2002	2002(1)

Number of leases expired during year	37	50	34	50	35	25	42
Number of lease renewals(2)	18	20	16	23	15	12	19
Aggregate net rentable square footage of expiring leases	368,245	735,102	610,139	323,712	673,186	145,086	519,173
Aggregate net rentable square footage of lease renewals(2)	157,757	360,193	422,775	130,382	483,315	55,197	292,658
Percentage of expiring net rentable square footage renewed	42.8%	49.0%	69.3%	40.3%	71.8%	38.0%	56.4%

(1)	Data in this table reflects 100% of all office properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Lease renewals are shown in the year the renewal is executed, which may be different than the year the renewal term commences.

Historical Tenant Improvements and Leasing Commissions

      The following table sets forth certain historical information regarding tenant improvement and leasing commission costs for tenants at the properties in our office portfolio through June 30, 2002:

						Six Months	Weighted
	Year Ended December 31,					Ended	Average
						June 30,	1997-June 30,
	1997	1998	1999	2000	2001	2002	2002(1)

Renewals(2)
Number of leases	13	12	15	19	18	4	15
Square Feet	69,464	219,678	123,655	235,128	479,126	308,701	261,046
Tenant improvement costs per square foot(5)	$4.25	$5.93	$4.65	$1.51	$0.49	$0.48	$2.03
Leasing commission costs per square foot(3)(5)	2.82	2.72	3.97	3.39	1.48	0.15	1.98
Total tenant improvement and leasing commission costs per square foot(5)	$7.07	$8.65	$8.62	$4.90	$1.97	$0.63	$4.00
New leases(4)
Number of leases	22	14	34	25	29	13	25
Square Feet	140,345	81,835	434,425	193,674	356,562	188,212	253,646
Tenant improvement costs per square foot(5)	$10.96	$20.08	$26.63	$9.20	$28.90	$37.07	$24.24
Leasing commission costs per square foot(3)(5)	3.12	2.05	8.66	4.38	3.98	7.25	5.73
Total tenant improvement and leasing commission costs per square foot(5)	$14.08	$22.12	$35.28	$13.58	$32.88	$44.32	$29.97
Total
Number of leases	35	26	49	44	47	17	40
Square Feet	209,809	301,513	558,080	428,802	835,688	496,913	514,692
Tenant improvement costs per square foot(5)	$8.74	$9.77	$21.76	$4.98	$12.61	14.34	$12.97
Leasing commission costs per square foot(3)(5)	3.02	2.54	7.62	3.84	2.55	2.84	3.83
Total tenant improvement and leasing commission costs per square foot(5)	$11.76	$12.31	$29.37	$8.82	$15.16	$17.18	$16.80

(1)	Data in this table reflects 100% of all office properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic participation.

(2)	Does not include retained tenants that have relocated to new space or expanded into new space.

(3)	Leasing commission costs exclude any commission paid to related parties.

(4)	Includes retained tenants that have relocated or expanded into new space within our portfolio.

(5)	Assumes all tenant improvement and leasing commissions are paid in the calendar year in which the lease commences, which may be different than the year in which they were actually paid.

Historical Capital Expenditures

      The following table sets forth certain information regarding historical recurring capital expenditures at the properties in our office portfolio through June 30, 2002:

						Six Months	Weighted
	Year Ended December 31,					Ended	Average
						June 30,	1997-June 30,
	1997	1998	1999	2000	2001	2002	2002

Recurring capital expenditures	$576,849	$1,168,076	$1,309,770	$386,315	$853,252	$538,949	$878,766
Total square feet	7,038,152	7,038,152	7,038,152	7,038,152	7,047,381	7,074,301	7,045,715
Recurring capital expenditure per square foot	$0.08	$0.17	$0.19	$0.05	$0.12	$0.08	$0.12

(1)	Data in this table reflects 100% of all office properties in our portfolio without reduction for the portions of Wells Fargo Tower and Glendale Center not owned by us, and thus may not represent our true economic exposure.

     For the years 2002 and 2003, we expect the cost of non-revenue enhancing building improvements at the properties in our office portfolio (excluding the cost of tenant improvements) to be $848,916 ($0.12 per square foot) and $831,184 ($0.12 per square foot), respectively, and equipment upgrades, which are recovered from tenants, to be $944,751 ($0.13 per square foot) and $1,259,668 ($0.18 per square foot), respectively.

      The following table sets forth certain information regarding historical recurring capital expenditures at our hotel properties through June 30, 2002:

						Six Months
	Year Ended December 31,					Ended	Average
						June 30,	1997-June 30,
	1997	1998	1999	2000	2001	2002	2002

Historical recurring hotel improvements, equipment upgrades and replacements	$964,122	$1,344,718	$863,294	$908,534	$1,255,759	$781,573	$1,112,364
Total hotel revenue	28,930,284	31,207,298	32,421,671	33,254,381	27,811,721	14,575,413	30,581,958
Recurring capital expenditures as a percentage of hotel revenue	3.33%	4.31%	2.66%	2.73%	4.52%	5.36%	3.64%

Description of Existing Portfolio

      Our existing portfolio consists of seven office properties, two hotels and three off-site garages that are concentrated in three core markets — the LACBD, the Tri-Cities area of Pasadena, Glendale and Burbank, California, and the DFW Mid-Cities submarket in Dallas/ Ft. Worth Texas. The LACBD properties in our portfolio include four Bunker Hill office properties — Library Tower, Gas Company Tower, KPMG Tower and Wells Fargo Tower (in which we have a 58% interest) — and all three of our off-site garages, 808 South Olive, Westlawn and X-2. Our Tri-Cities properties include our office property and our hotel at Plaza Las Fuentes in Pasadena, our 30% ownership interest (which for the six months ended June 30, 2002 constituted approximately a 16% interest in net income) in the Glendale Center office property in Glendale and the two-acre development land parcel we own that is adjacent to Glendale Center. Our DFW Mid-Cities submarket properties include the Solana office property and the Solana Marriott hotel.

Los Angeles Central Business District Office Properties

Library Tower

      Library Tower is a Class A office property located in the Bunker Hill district of the LACBD. The tallest office building on the West Coast, it stands 72 stories tall and has 1,362,000 net rentable square feet of office, retail and storage space. Library Tower also includes 230,650 square feet of on-site parking and has access to off-site parking at our Westlawn garage across the street. The Library Tower property also includes a free-standing restaurant located in the Maguire Gardens across the street. Developed in 1989 by the Maguire Organization and designed by I.M. Pei & Partners, the exterior of Library Tower is constructed of an interlocking set of granite planes and curves that step down in a series of terraces and ledges to colonnades of glass at the base. Library Tower was named the 1995 BOMA Building of the Year. As of June 30, 2002, Library Tower was 92.9% leased. We are the fee simple owner of Library Tower.

      Library Tower possesses a roster of 45 tenants operating in various businesses, including law, financial services, utilities and accounting. The following table summarizes information regarding the primary tenants of Library Tower as of June 30, 2002:

									Annualized
				Total		Percentage			Rent Per	Percentage
				Leased		of Property			Leased	of Property
	Principal Nature	Lease	Renewal	Square		Leased			Square	Annualized
Tenant	Of Business	Expiration	Options	Feet		Square Feet	Annualized Rent		Foot(1)	Rent

Latham & Watkins (2)	Law			275,558	(3)	20.2%	$9,004,270		$32.68	25.4%
		Dec. 2004	None	16,323		1.2	608,685		37.29	1.7
		Dec. 2009	None	259,235		19.0	8,395,585		32.39	23.7
Sempra Energy	Utility	June 2010	4 × 5yr	225,756	(4)	16.6	8,504,539		37.67	24.0
Wells Fargo Bank	Banking/ Financial	Mar. 2005	6 × 5yr	162,827	(5)	12.0	6,537,869		40.15	18.4
White & Case	Law	Aug. 2005	2 × 5yr	91,668	(6)	6.7	3,666,720		40.00	10.3
Arthur Andersen(7)	Accounting	May 2009	2 × 5yr	160,349	(8)	11.8	2,622,306	(9)	16.35	7.4

Total/ Weighted Average:				916,158		67.3%	$30,335,704		$33.11	85.5%

(1)	Annualized rent per leased square foot represents annualized rent, divided by the total square footage under lease as of the same date.

(2)	The annualized rent for Latham & Watkins is exclusive of payments due to us under a note related to tenant improvements of approximately $6.6 million in each of 2003, 2004 and 2005. The annualized rent for Latham & Watkins also does not include payments we owe to Latham & Watkins, if and as they exercise early termination options under their lease of approximately $8.0 million in 2003, $14.5 million in 2004 and $3.2 million in 2005 all of which, if exercised, would move the lease expiration date to December 12, 2009.

(3)	Latham & Watkins subleases 7,534 square feet to third parties.

(4)	Sempra Energy subleases an aggregate of 180,625 square feet to third parties.

(5)	Wells Fargo Bank subleases an aggregate of 157,671 square feet to third parties.

(6)	White & Case subleases an aggregate of 45,834 square feet to third parties.

(7)	We are currently seeking to negotiate a termination of this lease.

(8)	Arthur Andersen subleases 22,901 square feet to third parties.

(9)	This amount does not include a rent abatement granted to Arthur Andersen for its entire leased space. The rent abatement includes gross free rent for the period of May 20, 2002 to November 19, 2002, 50% gross free rent for the period of November 20, 2002 to December 19, 2002, and gross free rent for the period from January 20, 2005 to August 19, 2005.

     The following table schedules the lease expirations for leases in place at Library Tower as of June 30, 2002 plus available space for each of the ten full and partial calendar years beginning July 1, 2002, assuming that tenants exercise no renewal options and all early termination options. As of June 30, 2002, the weighted average remaining lease term for this building was 5.7 years.

							Annualized
		Square	Percentage		Percentage of		Rent Per
	Number of	Footage of	of Property		Property	Annualized Rent	Leased Square
	Leases	Expiring	Leased	Annualized	Annualized	Per Leased	Foot at
Year of Lease Expiration	Expiring	Leases(1)	Square Feet	Rent	Rent	Square Foot	Expiration(2)

Available	–	96,989	7.1%	$–	–%	$–	$–
2002	10	38,023 (3)	2.8	608,658	1.7	15.97	15.97
2003	5	11,022	0.8	250,720	0.7	22.29	22.29
2004	2	29,311	2.2	754,150	2.1	25.73	25.73
2005	9	303,321	22.3	10,908,088	30.8	35.88	35.95
2006	7	85,518	6.3	1,367,628	3.9	15.99	17.37
2007	3	43,892	3.2	636,139	1.8	14.49	16.35
2008	3	25,316	1.9	381,556	1.1	15.07	21.00
2009	5	470,692	34.6	11,590,500	32.7	24.62	24.81
2010	3	244,610	18.0	8,779,231	24.8	35.89	36.12
2011	0	0	0.0	0	0.0	0.00	0.00
Thereafter	1	13,306	0.8	167,789	0.5	12.61	35.50

Total/ Weighted Average:	48	1,362,000	100.0%	$35,444,458	100.0%	$28.02	$28.64

(1)	Assumes Latham & Watkins will exercise its early termination options for approximately 260,000 square feet, moving the lease expiration date from December 14, 2015 to December 14, 2009.

(2)	Annualized rent per leased square foot at expiration represents annualized rent including any future rent steps, and thus represents the rent that will be in place at lease expiration.

(3)	Since June 30, 2002, leases for 4,740 square feet of this amount have been renewed.

     The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for Library Tower as of the indicated dates:

			Annualized
			Net Effective
		Annualized Rent	Rent Per
		Per Leased	Leased Square
Date	Percent Leased	Square Foot	Foot(1)

June 30, 2002	92.9%	$28.02	$19.66
December 31, 2001	93.7	28.01	19.12
December 31, 2000	90.1	27.82	18.90
December 31, 1999	89.7	28.51	17.04 (2)
December 31, 1998	92.6	27.66	15.74 (3)
December 31, 1997	89.8	28.81	18.52

(1)	Annualized net effective rent per leased square foot represents the contractual rent for leases in place as of June 30, 2002, calculated on a straightline basis in accordance with GAAP. This amount is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop or, under a full gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent. This amount is further reduced by the annual amortization of any tenant improvement or leasing costs incurred by us for such leases, and is then divided by the net rentable square footage under lease as of the same date.

(2)	Includes write-offs of tenant improvements of $1,671,121 and leasing commissions of $122,057 related to the third amendment of Arthur Andersen’s lease.

(3)	Includes write-offs of tenant improvements of $2,017,618 and leasing commissions of $147,379 related to the third amendment of Arthur Andersen’s lease.

     Other than normally recurring capital expenditures, we have no plans with respect to renovation, improvement or redevelopment of Library Tower.

      Among Library Tower’s tenants is Arthur Andersen, which was convicted of obstruction of justice in June 2002. As a result of the deterioration of its business since this conviction, Arthur Andersen could become unable to meet its lease obligations. Arthur Andersen is current on all payments due under its lease and is in a rent-free period until December 19, 2002. We are seeking to negotiate a termination of this lease and have had discussions with several potential replacement tenants. We believe that the negative impact of any potential rejection of Arthur Andersen’s lease in bankruptcy court or other termination of the lease can be mitigated because rent under the lease is below current market rates and because termination would provide us with an opportunity to sell signage rights on Library Tower to potential replacement tenants.

      Upon completion of this offering, Library Tower will be subject to a mortgage and secured mezzanine debt as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      The current real estate tax rate for all LACBD properties is $11.14 per $1,000 of assessed value. The total annual tax for Library Tower at this rate for the 2001 tax year is $2,672,690 (at a taxable assessed value of $239,901,734). In addition, there were $404,215 in various direct assessments imposed on the Library Tower by the City and County of Los Angeles for the 2001 tax year.

     Gas Company Tower

      Gas Company Tower is a Class A office property located in the Bunker Hill district of the LACBD that has been recognized as a landmark since its completion in 1991. Gas Company Tower stands at 50 stories with 1,292,918 square feet of office, retail and storage net rentable square feet, not including 28,761 net rentable square feet at our 808 South Olive garage. Gas Company Tower’s tenants have access to 319,581 square feet of on-site parking in addition to off-site parking at our 808 South Olive garage approximately three blocks away. Developed by the Maguire Organization and designed by Richard Keating of Skidmore, Owings & Merrill, Gas Company Tower rises in layers to a blue-glass shape, representing the blue gas flame that is the official symbol of the building’s anchor tenant, Southern California Gas Company. As of June 30, 2002, Gas Company Tower was 92.7% leased. We are the fee simple owner of Gas Company Tower.

      Gas Company Tower possesses a strong tenant roster of 15 tenants operating in various businesses, including utilities, law and finance. The following table summarizes information regarding the primary tenants of Gas Company Tower as of June 30, 2002:

						Percentage
						of Property		Annualized	Percentage
	Principal					Leased		Rent Per	of Property
	Nature Of	Lease	Renewal	Total Leased		Square	Annualized	Leased	Annualized
Tenant	Business	Expiration	Options	Square Feet		Feet(1)	Rent	Square Foot	Rent(1)

Southern California Gas Co.	Utility	Nov. 2011	6 x 5yr	558,318	(2)	42.3%	$14,850,600	$26.60	47.9%
Morrison & Foerster	Law	Oct. 2006	2 x 5yr	180,230	(3)	13.6	5,884,351	32.65	19.0
Jones, Day, Reavis & Pogue	Law	Nov. 2006	1 x 5yr	152,166		11.5	5,546,729	36.45	17.9
Dai-Ichi Kangyo Bank	Banking/
	Financial	Sept. 2007	1 x 5yr	72,492		5.5	1,692,757	23.35	5.5

Total/ Weighted Average:				963,206		72.9%	$27,974,437	$29.04	90.3%

(1)	Includes 29,761 net rentable square feet of office space at our 808 South Olive garage with annualized rent of $177,851 as of June 30, 2002.

(2)	Southern California Gas Company subleases 101,706 square feet to third parties.

(3)	Morrison & Foerster subleases 51,377 square feet to third parties.

     The following table schedules the lease expirations for leases in place at Gas Company Tower as of June 30, 2002 plus available space for each of the ten full and partial calendar years beginning July 1, 2002, assuming that tenants exercise no renewal options and all early termination options. As of June 30, 2002, the weighted average remaining lease term for this building was 6.9 years.

							Annualized
			Percentage of		Percentage		Rent Per
	Number		Property		of Property	Annualized	Leased Square
Year of Lease	of Leases	Square Footage of	Leased Square	Annualized	Annualized	Rent Per Leased	Foot at
Expiration(1)	Expiring(1)	Expiring Leases(1)	Feet(1)	Rent(1)	Rent(1)	Square Foot(1)	Expiration(1)

Available	–	96,028(2)	7.3%	$–	–%	$–	$–
2002	4	14,928(3)	1.1	87,915	0.3	5.92	5.92
2003	4	3,815	0.3	9,919	0.0	2.60	2.60
2004	0	0	0.0	0	0.0	0.00	0.00
2005	1	51,170	3.9	1,102,509	3.6	21.55	23.48
2006	3	338,903	25.6	10,951,323	35.3	32.31	32.31
2007	4	111,477	8.4	2,264,412	7.3	20.31	26.28
2008	2	130,370	9.9	1,602,303	5.2	12.29	12.35
2009	0	0	0.0	0	0.0	0.00	0.00
2010	1	16,750	1.3	121,388	0.4	7.25	8.68
2011	1	558,318	42.2	14,850,600	47.9	26.60	34.53
Thereafter	0	0	0.0	0	0.0	0.00	0.00

Total/ Weighted Average:	17	1,321,679	100.0%	$30,990,369	100.0%	$25.28	$29.55

(1)	Includes 28,761 net rentable square feet of office space at our 808 South Olive garage with annualized rent of $177,851 as of June 30, 2002.

(2)	Since June 30, 2002, 3,000 square feet of this amount have been leased.

(3)	Since June 30, 2002, 8,500 square feet of this amount have been released.

     The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for Gas Company Tower as of the indicated dates:

			Annualized Net
		Annualized Rent	Effective Rent
		Per Leased	Per Leased
Date	Percent Leased(1)	Square Foot(1)	Square Foot(1)

June 30, 2002	92.7%	$25.28	$20.83
December 31, 2001	92.6	25.74	21.05
December 31, 2000	87.2	24.03	20.77
December 31, 1999	86.7	23.30	20.82
December 31, 1998	87.1	23.00	20.52
December 31, 1997	85.3	23.30	21.05

(1)	Includes 28,761 net rentable square feet of office space at our 808 South Olive garage with annualized rent of $177,851 as of June 30, 2002.

     Other than normally recurring capital expenditures, we have no plans with respect to renovation, improvement or redevelopment of Gas Company Tower.

      Upon completion of this offering, Gas Company Tower will be subject to a mortgage and secured mezzanine debt as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Under our lease with Southern California Gas Company, if, as a result of a casualty or condemnation that affects four or more floors of their premises, we were to terminate the lease, Southern California Gas Company would have the option to purchase Gas Company Tower at fair market value.

      The current real estate tax rate for all LACBD office properties is $11.14 per $1,000 of assessed value. The total annual tax for Gas Company Tower at this rate for the 2001 tax year is $2,707,207 (at a taxable assessed value of $243,000,000). In addition, there were $553,991 in various direct assessments imposed on the Gas Company Tower by the City and County of Los Angeles for the 2001 tax year.

Wells Fargo Center

      Wells Fargo Center consists of two Class A office properties, Wells Fargo Tower and KPMG Tower, located in the Bunker Hill district of the LACBD. Developed in 1982 by the Maguire Organization and designed by Skidmore, Owings & Merrill, Wells Fargo Center has won numerous architectural awards and multiple BOMA awards. The centerpiece of Wells Fargo Center is a three-story, glass-enclosed atrium. The atrium links the two towers and showcases a significant sculpture collection, as well as an extensive array of restaurants and specialty shops.

      Wells Fargo Tower. Wells Fargo Tower stands 54 stories with 1,356,020 square feet of office, retail and storage net rentable square feet. Wells Fargo Tower also includes 678,239 square feet of on-site parking and access to off-site parking at X-2 garage approximately three blocks away. Each of these garages is shared with KPMG Tower. As of June 30, 2002, Wells Fargo Tower was 89.7% leased. We own a 58% equity interest in the limited liability company that is the fee simple owner of Wells Fargo Tower; the remaining 42% interest in this entity is owned by subsidiaries of Wells Fargo Bank.

      Wells Fargo Tower possesses a roster of approximately 66 tenants operating in various businesses, including law and financial services. The following table summarizes information regarding the primary tenants of Wells Fargo Tower as of June 30, 2002:

								Annualized
						Percentage		Rent Per	Percentage
	Principal Nature			Total		of Property		Leased	of Property
	of	Lease	Renewal	Leased		Leased	Annualized	Square	Annualized
Tenant	Business	Expiration	Options	Square Feet		Square Feet	Rent	Foot	Rent

Gibson, Dunn & Crutcher	Law	Nov. 2012	2 x 5yr.	224,462		16.6%	$3,838,006	$17.10	19.3%
Wells Fargo Bank	Banking/ Financial	Feb. 2013	2 x 10yr.	269,339	(1)	19.9	3,662,514	13.60	18.4
Oaktree Capital Management	Banking/ Financial	Mar. 2009	2 x 5yr.	99,666		7.3	1,618,017	16.23	8.1
Salomon Smith Barney(2)	Banking/ Financial	Oct. 2002	None	50,648	(3)	3.7	1,534,634	30.30	7.7
Thelen, Reid & Priest(2)	Law	Dec. 2002	2 x 5yr.	53,884	(4)	4.0	999,063	18.54	5.0

Total/ Weighted Average:				697,999		51.5%	$11,652,234	$16.69	58.5%

(1)	Wells Fargo Bank subleases an aggregate of 33,958 square feet to third parties.

(2)	This tenant will vacate its leased space at the termination of its lease.

(3)	Salomon Smith Barney Inc., one of our joint book-running managers, subleases 13,405 square feet to third parties.

(4)	Thelen, Reid & Priest subleases 5,263 square feet to third parties.

     The following table schedules the lease expirations for leases in place at Wells Fargo Tower as of June 30, 2002 plus available space, for each of the ten full and partial calendar years beginning July 1, 2002, assuming that tenants exercise no renewal options and all early termination options. As of June 30, 2002, the weighted average remaining lease term for this building was 7.2 years.

								Annualized
								Rent Per
				Percentage		Percentage	Annualized	Leased
	Number	Square Footage		of Property		of Property	Rent Per	Square Foot
	of Leases	of Expiring		Leased	Annualized	Annualized	Leased	at
Year of Lease Expiration	Expiring	Leases		Square Feet	Rent	Rent	Square Foot	Expiration

Available	–	140,143	(1)	10.3%	$–	–%	$–	$–
2002	17	118,130	(2)	8.7	2,137,995	10.7	18.10	18.10
2003	16	78,498	(3)	5.8	1,108,330	5.6	14.12	14.12
2004	5	68,316		5.0	1,140,727	5.7	16.70	16.75
2005	7	34,679		2.6	616,070	3.1	17.76	18.12
2006	5	29,329		2.2	558,442	2.8	19.04	20.31
2007	9	76,850		5.7	1,301,977	6.5	16.94	19.02
2008	1	16,690		1.2	225,315	1.1	13.50	16.50
2009	1	99,178		7.3	1,609,233	8.1	16.23	17.26
2010	1	37,145		2.7	566,461	2.8	15.25	19.00
2011	2	53,457		3.9	937,845	4.7	17.54	22.00
Thereafter	9	603,605		44.5	9,702,883	48.7	16.07	16.66

Total/ Weighted Average:	73	1,356,020		100.0%	$19,905,277	100.0%	$16.39	$17.27

(1)	Since June 30, 2002, 17,017 square feet of this amount have been leased.

(2)	Since June 30, 2002, 4,818 square feet of this amount have been leased and leases for 5,259 square feet of this amount have been renewed.

(3)	Since June 30, 2002, a lease for 15,254 square feet of this amount has been renewed through June 30, 2006.

     The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for Wells Fargo Tower as of the indicated dates:

			Annualized Net
			Effective Rent Per
		Annualized Rent Per	Leased Square
Date	Percent Leased	Leased Square Foot	Foot

June 30, 2002	89.7%	$16.39	$11.60
December 31, 2001	90.0	15.25	10.97
December 31, 2000	92.9	15.25	11.79
December 31, 1999	86.3	14.88	12.53
December 31, 1998	90.2	16.17	12.59
December 31, 1997	87.9	15.64	13.92

      Other than normally recurring capital expenditures, we have no plans with respect to renovation, improvement or redevelopment of Wells Fargo Tower.

      Under the operating agreements that govern the limited liability company through which we and Wells Fargo Bank own Wells Fargo Tower, neither we nor the Wells Fargo entities can make certain “major decisions” without the consent of the other party, such as selling Wells Fargo Tower, transferring, mortgaging or encumbering the limited liability company or other material operational decisions. Pursuant to a “buy/sell” provision in one of the operating agreements, we could be forced on short notice to purchase Wells Fargo’s 42% interest, or to sell to Wells Fargo our 58% interest, in Wells Fargo Tower for fair market value in the event that we cannot agree with Wells Fargo with respect to a “major decision.” Moreover, the Wells Fargo controlled entities must consent to any sale of our interests in these limited liability companies and has a right of first refusal with respect to any such transfer. We account for Wells Fargo Tower under the equity method.

      Wells Fargo Tower is subject to a mortgage as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Unconsolidated Secured Indebtedness to be Outstanding After this Offering.” This mortgage is not our direct obligation, but will reduce the distributions we receive from Wells Fargo Tower. This mortgage has a “hyper-amortization” provision pursuant to which, if the mortgage has not been repaid by April 30, 2005, all cash flow in excess of tax, insurance, debt service and operating expenses must be paid to the lender as prepayment of the loan, which would eliminate any distributions to us from Wells Fargo Tower until the mortgage has been fully repaid. In connection with this mortgage, we and the Wells Fargo entities guarantee the payment of any earthquake insurance deductible that results from a casualty that is covered under this current earthquake insurance policy. The first $17.5 million of the guarantee is held jointly and severally by us and the Wells Fargo entities. Therefore, if the Wells Fargo entities are unable or unwilling to pay any portion of this guarantee we would be obligated to pay such sum up to the full $17.5 million.

      The current real estate tax rate for all LACBD office properties is $11.14 per $1,000 of assessed value. The total annual tax for Wells Fargo Tower at this rate for the 2001 tax year is $2,963,445 (at a taxable assessed value of $266,000,000). In addition there were $464,778 in various direct assessments imposed on the Wells Fargo Tower by the City and County of Los Angeles for the 2001 tax year.

      KPMG Tower. KPMG Tower stands 45 stories with 1,099,708 square feet of office, retail and storage net rentable square feet. It shares 678,239 square feet of on-site parking and access to X-2 garage with Wells Fargo Tower. As of June 30, 2002, KPMG Tower was 96.3% leased. We are the fee simple owner of KPMG Tower.

      KPMG Tower possesses a tenant roster of approximately 28 tenants operating in various businesses, including law, accounting and municipal services. The following table summarizes information regarding the primary tenants of KPMG Tower as of June 30, 2002:

							Annualized
							Rent Per	Percentage
	Principal			Total	Percentage of		Leased	of Property
	Nature of	Lease	Renewal	Leased	Property Leased	Annualized	Square	Annualized
Tenant	Business	Expiration	Options	Square Feet	Square Feet	Rent	Foot	Rent

Los Angeles Unified School District(1)	Municipal	Mar. 2003	None	323,494	29.4%	$4,314,071	$13.34	22.8%
Munger, Tolles & Olsen				151,490	13.8	3,620,962	23.90	19.1
	Law	Aug. 2003	1 x 5yr	25,490	11.5	368,907	25.81	17.1
		Feb. 2007	1 x 5yr	126,000	2.3	3,252,055	14.47	2.0
KPMG	Accounting	June 2014	2 x 5yr	150,262	13.7	2,262,258 (2)	15.06	12.0
McCutchen, Doyle, Brown & Enersen	Law	Jan. 2013	1 x 5yr	77,604	7.1	1,775,820	22.88	9.4
Northern Trust of California	Banking	Nov. 2002	3 x 5 yr	44,365	4.0	1,773,085	39.97	9.4

Total/ Weighted Average:				747,215	68.0%	$13,746,196	$18.40	72.7%

(1)	Since June 30, 2002, 209,741 rentable square feet under this lease have been renewed through June 30, 2006 at an annualized rent of $4,194,820.

(2)	This amount does not include rent abatements granted to KPMG. KPMG is granted net free rent for 147,486 square feet of its total leased space for the period from March to June in each of the years between 2008 through 2014.

     The following table schedules the lease expirations for leases in place at KPMG Tower as of June 30, 2002 plus available space, for each of the ten full and partial calendar years beginning July 1, 2002, assuming that tenants exercise no renewal options and all early termination options. As of June 30, 2002, the weighted average remaining lease term for this building was 4.9 years.

							Annualized
							Rent Per
			Percentage		Percentage of	Annualized	Leased
	Number of		of Property		Property	Rent Per	Square Foot
	Leases	Square Footage of	Leased	Annualized	Annualized	Leased	at
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Rent	Rent	Square Foot	Expiration

Available	—	40,310	3.7%	$—	—%	$—	$—
2002	7	58,259	5.3	2,069,139	10.9	35.52	35.52
2003	3	372,284 (1)	34.0	5,081,826	26.9	13.65	13.72
2004	8	29,943	2.7	622,525	3.3	20.79	20.79
2005	2	72,810	6.6	861,249	4.6	11.83	12.64
2006	3	38,709	3.5	756,160	4.0	19.53	20.98
2007	2	125,821	11.4	3,249,964	17.2	25.83	33.97
2008	1	18,115	1.6	254,436	1.3	14.05	14.24
2009	0	0	0.0	0	0.0	0.00	0.00
2010	0	0	0.0	0	0.0	0.00	0.00
2011	2	82,520	7.5	1,407,599	7.4	17.06	21.45
Thereafter	4	260,937	23.7	4,615,195	24.4	17.64	24.40

Total/ Weighted Average:	32	1,099,708	100.0%	$18,918,093	100.0%	$17.86	$20.96

(1)	Since June 30, 2002, a lease for 209,741 square feet of this amount has been renewed through June 30, 2006.

     The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for KPMG Tower as of the indicated dates:

			Annualized Net
			Effective Rent Per
		Annualized Rent Per	Leased Square
Date	Percent Leased	Leased Square Foot	Foot

June 30, 2002	96.3%	$17.86	$15.45
December 31, 2001	96.8	16.47	13.24
December 31, 2000	90.8	16.50	14.23
December 31, 1999	85.5	15.15 (1)	12.38 (1)
December 31, 1998	85.2	32.21	25.44
December 31, 1997	90.0	25.56	22.69

(1)	On December 31, 1998, a subsidy paid by IBM on a lease by the Los Angeles Unified School District ended.

     Other than normally recurring capital expenditures, we have no plans with respect to renovation, improvement or redevelopment of KPMG Tower.

      Upon completion of this offering, KPMG Tower will be subject to a $195 million mortgage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      The current real estate tax rate for all LACBD office properties is $11.14 per $1,000 of assessed value. The total annual tax for KPMG Tower at this rate for the 2001 tax year is $1,782,227 (at a taxable assessed value of $159,973,401). In addition, there were $376,513 in various direct assessments imposed on the KPMG Tower by the City and County of Los Angeles for the 2001 tax year.

Tri-Cities Office Properties

Plaza Las Fuentes

      Plaza Las Fuentes is an award-winning, Class A mixed-use property located in Pasadena, California. Plaza Las Fuentes includes an eight-story office building and two free-standing restaurants totaling 182,994 net rentable square feet, as well as a 350-room DoubleTree Hotel. The property is serviced by a city-owned parking garage which will be managed by our services company. Developed in 1989 by the Maguire Organization and designed by Charles Moore of Moore Ruble Yudell and landscape architect Lawrence Halprin, Plaza Las Fuentes is designed to harmonize with Pasadena’s existing landmarks, including its historic City Hall. In 1993, Plaza Las Fuentes won the Los Angeles Beautiful  — Landscape Architecture Award. As of June 30, 2002, Plaza Las Fuentes was 94.1% leased. We hold a 100% leasehold interest in Plaza Las Fuentes under an air space lease with the Pasadena Community Development Commission, as described below.

      Plaza Las Fuentes possesses a roster of 11 office space tenants operating in various businesses, including government services, insurance and real estate. The following table summarizes information regarding the primary tenants of the office space at Plaza Las Fuentes as of June 30, 2002:

					Percentage			Annualized	Percentage
	Principal			Total	of Property			Rent Per	of Property
	Nature of	Lease	Renewal	Leased	Leased	Annualized		Leased	Annualized
Tenant	Business	Expiration	Options	Square Feet	Square Feet	Rent		Square Foot	Rent

Fannie Mae	Government	Dec. 2007	2 x 5yr	58,776	32.1%	$1,028,579	(1)	$17.50	32.9%
Gerald Sullivan	Insurance	Apr. 2005	2 x 5yr	43,231 (2)	23.6	661,637		15.30	21.1
Gemstar Development	Real Estate	Feb. 2006	1 x 5yr	19,898	10.9	370,708	(3)	18.63	11.8
Alexandria Real Estate	Real Estate	Nov. 2003	1 x 5yr	11,542	6.3	233,239		20.21	7.5

Total/ Weighted Average:				133,447	72.9%	$2,294,163		$17.19	73.3%

(1)	This amount does not include rent abatements granted to Fannie Mae. The rent abatements are 50% net free rent for the months of January, February and March for the years 2003, 2005 and 2007 for 58,776 square feet, an optional rent credit (in lieu of a tenant improvement allowance) of $8 per usable square foot for approximately 54,791 of the total space leased by Fannie Mae for May 1, 2003, May 1, 2004 and December 1, 2005, and an optional rent credit (in lieu of a tenant improvement allowance) of $7 per usable square foot for approximately 54,791 of the total space leased by Fannie Mae for December 1, 2006.

(2)	Gerald Sullivan subleases an aggregate of 2,186 square feet to third parties.

(3)	This amount does not include rent abatements granted to Gemstar Development. The tenant improvement allowance for Gemstar Development is converted to a rent credit on the following schedule: $42,175 on October 1, 2002, a lump sum credit of $88,665 credited in monthly installments on December 1, 2002, January 1, 2003 and February 1, 2003, $10,825 on both April 1, 2003 and April 1, 2004, $43,985 on October 1, 2003, a lump sum credit of $88,665 credited in monthly installments on December 1, 2003, January 1, 2004 and February 1, 2004, and $45,795 on October 1, 2004.

     The following table schedules the lease expirations for leases in place at the office space at Plaza Las Fuentes as of June 30, 2002 plus available space, for each of the seven full and partial calendar years beginning July 1, 2002, assuming that tenants exercise no renewal options and all early termination options. As of June 30, 2002, the weighted average remaining lease term for this building was 3.7 years.

							Annualized
			Percentage				Rent Per
			of Property		Percentage of		Leased
	Number of	Square Footage	Leased		Property	Annualized Rent	Square
	Leases	of Expiring	Square	Annualized	Annualized	Per Leased	Foot at
Year of Lease Expiration	Expiring	Leases	Feet	Rent	Rent	Square Foot	Expiration

Available	—	10,786	5.9%	$—	—%	$—	$—
2002	1	9,563	5.2	167,831	5.4	17.55	17.55
2003	3	18,720	10.2	353,501	11.3	18.88	18.93
2004	1	923	0.5	15,340	0.5	16.62	21.00
2005	3	46,928	25.6	791,141	25.3	16.83	16.83
2006	3	28,298	15.5	617,908	19.7	21.84	23.64
2007	1	58,776	32.1	1,028,580	32.9	17.50	18.50
2008	1	9,000	4.9	155,700	5.0	17.30	21.05
Thereafter	0	0	0.0	0	0.0	0.00	0.00

Total/ Weighted Average:	13	182,994	100.0%	$3,130,001	100.0%	$18.18	$19.03

      The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for the office space at Plaza Las Fuentes as of the indicated dates:

			Annualized Net
		Annualized Rent	Effective Rent
		Per Leased	Per Leased
Date	Percent Leased	Square Foot	Square Foot

June 30, 2002	94.1%	$18.18	$14.28
December 31, 2001	94.3	18.40	13.87
December 31, 2000	93.1	18.49	15.76
December 31, 1999	100.0	20.31	14.63
December 31, 1998	93.7	21.38	14.90
December 31, 1997	96.2	22.42	13.05

      Other than normally recurring capital expenditures, we have no plans with respect to renovation, improvement or redevelopment of the office space at Plaza Las Fuentes. Our Plaza Las Fuentes Phase II option property, described below, began construction in the second quarter of 2002. See “— Description of Option Properties — Plaza Las Fuentes Phase II.”

      We hold a 100% leasehold interest in the land on which Plaza Las Fuentes is located from the Pasadena Community Development Commission, or PCDC. Including renewal options, this lease expires in 2047. Our rent under the lease is equal to 9% of the fair market value of the land and air space rights under lease, subject to adjustment approximately every five years. If certain financial tests are met, we also are subject to additional rent equal to 10% of the annual net cash flow from the Plaza Las Fuentes hotel, after deducting payment to us of a non-cumulative preferred return equal to approximately 15% of the net equity invested in the hotel. We cannot transfer our rights under this lease without the consent of PCDC. However, we are entitled to mortgage our interest in the lease without PCDC’s consent, so long as the mortgagee satisfies certain conditions, and such mortgagee is entitled to cure any default by us under the lease. If we were to default under the lease, we could lose our interest in Plaza Las Fuentes. The lease gives us the option to purchase the land and air space rights at Plaza Las Fuentes for fair market value upon 120 days’ notice. We intend to purchase the land that is subject to the air space lease and the garage at Plaza Las Fuentes. We are currently in negotiations with PCDC regarding the terms for this purchase. If we are successful in purchasing the land underlying the air space lease and the Plaza Las Fuentes garage, we will be the fee simple owner of Plaza Las Fuentes. However, no assurances can be given that we will be able to successfully complete this purchase.

      The current real estate tax rate for all Pasadena office and hotel properties is $11.16 per $1,000 of assessed value. The total annual tax for Plaza Las Fuentes at this rate for the 2001 tax year is $710,027 (at a taxable assessed value of $63,645,664). In addition, there was a $3,255 direct assessment imposed on Plaza Las Fuentes by the City of Pasadena and County of Los Angeles for the 2001 tax year.

Glendale Center

      Glendale Center is a Class A office property located in Glendale, California. Glendale Center is comprised of a 14-story office building and a free standing retail structure. The property contains 382,888 square feet of office, retail and storage net rentable square feet, as well as 486,287 square feet of on-site parking located in a six-level garage. Originally developed in 1973, we acquired and redeveloped Glendale Center in 1996 in a joint venture with Bank of America, our initial anchor tenant. Glendale Center was named the BOMA 1997 Renovated Building of the Year and the BOMA 1998 Building of the Year. As of June 30, 2002, Glendale Center was 96.8% leased. We own a 30% ownership interest (which for the six months ended June 30, 2002 constituted approximately a 16% interest in net income) in the limited liability company that is the fee simple owner of Glendale Center as of June 30, 2002.

      Glendale Center is leased to three major tenants — Disney Enterprises, Bank of America and Time Warner Entertainment — all of which are rated investment grade by Standard & Poor’s. The following table summarizes information regarding the primary tenants of Glendale Center as of June 30, 2002:

					Percentage		Annualized
				Total	of Property		Rent Per	Percentage
	Principal			Leased	Leased		Leased	of Property
	Nature of	Lease	Renewal	Square	Square	Annualized	Square	Annualized
Tenant	Business	Expiration	Options	Feet	Feet	Rent	Foot	Rent

Disney Enterprises	Entertainment	June 2011	2 x 5yr	156,215	40.8%	$3,085,885	$19.75	43.0%
Bank of America(1)	Banking			136,030	35.5	2,405,008	17.68	33.5
		Oct. 2010	Various	46,621	12.1	859,691	18.44	12.0
		Apr. 2013	Various	89,409	23.4	1,545,316	17.28	21.5
Time Warner Entertainment	Entertainment	Apr. 2006	1 x 5yr	70,134	18.3	1,648,149	23.50	23.0

Total/Weighted Average:				362,379	94.6%	$7,139,042	$19.70	99.5%

(1)	Bank of America’s lease expiring in October 2010 relates to 46,621 square feet and is subject to three five-year renewal options and one four year and six months renewal option. The lease expiring in April 2013 relates to 89,409 square feet and is subject to three five- year renewal options and a one-year and eleven months renewal option.

     The following table schedules the lease expirations for leases in place at Glendale Center as of June 30, 2002 plus available space, for each of the ten full and partial calendar years beginning July 1, 2002, assuming that tenants exercise no renewal options and all early termination options. As of June 30, 2002, the weighted average remaining lease term for this building was 8.4 years.

							Annualized
							Rent Per
		Square	Percentage		Percentage of	Annualized	Leased
	Number of	Footage of	of Property		Property	Rent Per	Square Foot
	Leases	Expiring	Leased	Annualized	Annualized	Leased	at
Year of Lease Expiration	Expiring	Leases	Square Feet	Rent	Rent	Square Foot	Expiration

Available	—	12,247	3.2%	$—	—%	$—	$—
2002	0	0	0.0	0	0.0	0.00	0.00
2003	0	0	0.0	0	0.0	0.00	0.00
2004	1	2,020	0.5	40,400	0.6	20.00	20.00
2005	0	0	0.0	0	0.0	0.00	0.00
2006	1	70,134	18.3	1,648,149	23.0	23.50	23.50
2007	0	0	0.0	0	0.0	0.00	0.00
2008	0	0	0.0	0	0.0	0.00	0.00
2009	0	0	0.0	0	0.0	0.00	0.00
2010	0 (1)	46,621	12.2	859,691	12.0	18.44	23.05
2011	1	162,457	42.4	3,085,885	43.0	19.00	22.82
Thereafter	1 (1)	89,409	23.4	1,545,316	21.5	17.28	21.60

Total/Weighted Average:	4	382,888	100.0%	$7,179,442	100.0%	$19.37	$22.67

(1)	Bank of America’s lease expires in two phases in 2010 and 2013.

     The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for Glendale Center as of the indicated dates:

		Annualized
		Rent Per	Annualized Net
		Leased	Effective Rent
	Percent	Square	Per Leased
Date	Leased	Foot	Square Foot

June 30, 2002	96.8%	$19.37	$16.97
December 31, 2001	100.0	19.07	16.92
December 31, 2000	96.8	16.75	17.45
December 31, 1999	96.8	15.43	17.44
December 31, 1998	96.8	15.43	14.11
December 31, 1997	96.8	15.43	15.47

      Other than normally recurring capital expenditures, we have no plans with respect to renovation, improvement or redevelopment of Glendale Center. We own a two-acre land parcel adjacent to Glendale Center that we believe can support approximately 300,000 net rentable square feet of office development. See “— Land Parcel.”

      Although we own a 30% equity interest in the limited liability company that is the fee simple owner of Glendale Center, we currently have rights to only approximately 16% of its net income. Our economic interest is reduced by a diminishing preferred distribution right held by BankAmerica Realty Services, Inc., or BARSI, which owns the remaining 70% of Glendale Center’s equity, and by a 20% distribution right held by Disney Enterprises, Glendale Center’s largest tenant. As BARSI’s preferred distributions decrease over time, our interest in Glendale Center’s net income will increase to 24%. Also, the operating agreement that governs the limited liability company through which we and BARSI own Glendale Center has a “buy/sell” provision that can be invoked by us or BARSI if we cannot agree on certain financing matters. As a result, we could be forced on short notice to purchase BARSI’s interest, or to sell to BARSI our interest, in Glendale Center. BARSI has a right of first refusal with respect to certain sales of our equity interests in Glendale Center and the right to consent to certain other significant transactions, like a pledge or encumbrance of our interests. Additionally, any transfer by us and BARSI that would result in an unaffiliated party controlling Glendale Center would give Disney Enterprises the “piggyback” right to transfer a proportional amount of its rights.

      Glendale Center is located on a Superfund site as described in “Risk Factors — Risks Related to Our Properties and Our Business — We could incur significant costs related to government regulation and private litigation over environmental matters.” We have not been named, and do not expect to be named, as a potentially responsible party for the site, although it is possible that we could be named. If we were named, we would likely be required to enter into a settlement with the EPA and pay nominal damages.

      Glendale Center is subject to a mortgage as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” This mortgage is not our direct obligation, but will reduce the distributions we receive from Glendale Center. This mortgage has a “hyper-amortization” provision pursuant to which, if the mortgage has not been repaid by January 11, 2011, all cash flow in excess of tax, insurance, debt service, operating expenses and escrow accounts must be paid to the lender as prepayment of the loan, which would eliminate any distributions to us from Glendale Center until the mortgage has been fully repaid. In addition, we owe $12 million to Maguire Partners — Glendale Center, LLC, the limited liability company that directly owns Glendale Center.

      The current real estate tax rate for all Glendale office properties is $10.66 per $1,000 of assessed value. The total annual tax for Glendale Center at this rate for the 2001 tax year is $748,983 (at a taxable assessed value of $70,255,608). In addition, there were $11,977 in direct assessments imposed on Glendale Center by the City of Glendale and the County of Los Angeles for the 2001 tax year.

DFW Mid-Cities Submarket

Solana

      Solana is a 900 acre mixed-use campus development located in the DFW Mid-Cities submarket between Dallas and Fort Worth, Texas. Solana has excellent access due to its location along Texas Highway 114, midway between DFW International Airport and Alliance Airport, and is close to substantial residential housing. We developed Solana in 1988 as a build-to-suit project for IBM, which was also our joint venture partner. Solana features 1,369,012 net rentable square feet of office and retail space in 11 buildings, a 198-room Marriott hotel, a 38,000-square-foot fitness and wellness center and 1,121,100 square feet of on-site and surface parking. Solana was named as the 1992 BOMA International Project of the Year. As of June 30, 2002, Solana was 95.0% leased. We are the fee simple owner of Solana.

      Solana possesses a roster of approximately 26 tenants operating in various businesses, including technology, financial services and pharmaceuticals. The following table summarizes information regarding the primary tenants of Solana as of June 30, 2002:

						Percentage of		Annualized	Percentage
						Aggregate		Rent Per	of Property
	Principal Nature	Lease	Renewal	Total Lease		Leased	Annualized	Leased	Annualized
Tenant	Of Business	Expiration	Options	Square Feet		Square Feet	Rent	Square Foot	Rent

IBM	Technology			988,255	(2)(3)	72.2%	$20,852,180	$21.10	82.8%
		June 2003	3 x 5 yr (1)	250,762		8.3	5,291,078	21.10	21.0
		Aug. 2003	3 x 5 yr	300,215		22.0	6,334,536	21.10	25.2
		Oct. 2003	3 x 5 yr	208,174		15.2	4,392,471	21.10	17.4
		Dec. 2006	3 x 5 yr	113,806		8.3	2,401,307	21.10	9.5
		Feb. 2007	3 x 5 yr	115,298		8.4	2,432,788	21.10	9.7
Mercedes Benz Credit Corp.	Finance	May 2005	2 x 3 yr	79,612		5.8	1,333,501	16.75	5.3
Wells Fargo Bank	Banking/ Finance	Aug. 2003	3 x 5 yr	107,866	(4)	7.9	1,167,110	10.82	4.6
Pfizer, Inc.	Pharmaceutical	June 2006	2 x 5 yr	41,633		3.0	770,211	18.50	3.1

Total/ Weighted Average:				1,217,366		88.9%	$24,123,002	$19.82	95.8%

(1)	IBM has renewal rights on 229,104 rentable square feet only.

(2)	Since June 30, 2002, 170,254 rentable square feet have been re-leased pursuant to a new direct lease with Sabre Group, Inc., one of IBM’s current sublessees. A portion consisting of 120,273 rentable square feet commences September 1, 2003 and terminates October 31, 2008. Annualized rent for this portion is $1,924,368. A portion consisting of 49,981 rentable square feet commences November 1, 2003 and terminates October 31, 2008. Annualized rent for this portion is $799,696.

(3)	IBM Corporation subleases an aggregate of 691,968 square feet to third parties.

(4)	Wells Fargo Bank subleases 27,496 square feet to third parties.

     The following table schedules the lease expirations for leases in place at Solana as of June 30, 2002 plus available space, for each of the ten full and partial calendar years beginning July 1, 2002, assuming that tenants exercise no renewal options and all early termination options. As of June 30, 2002, the weighted average remaining lease term for this building was 2.2 years.

			Percentage		Percentage of		Annualized Rent
	Number of	Square Footage	of Property		Property	Annualized Rent	Per Leased
	Leases	of Expiring	Leased	Annualized	Annualized	Per Leased	Square Foot at
Year of Lease Expiration	Expiring	Leases	Square Feet	Rent	Rent	Square Foot	Expiration

Available		67,828	5.0%
2002	5	16,437	1.2	$181,346	0.7%	$11.03	$11.03
2003	6	823,302 (1)	60.1 (1)	16,214,418	64.4	19.69	19.69
2004	5	28,156	2.1	389,326	1.5	13.83	13.83
2005	3	90,509	6.6	1,428,943	5.7	15.79	18.17
2006	4	164,652	12.0	3,272,607	13.0	19.88	19.96
2007	5	122,465	8.9	2,516,290	10.0	20.55	20.69
2008	1	55,663	4.1	1,174,489	4.7	21.10	16.25
2009	0	0	0.0	0	0.0	0.00	0.00
2010	0	0	0.0	0	0.0	0.00	0.00
2011	0	0	0.0	0	0.0	0.00	0.00
Thereafter	0	0	0.0	0	0.0	0.00	0.00

Total/ Weighted Average:	29	1,369,012	100.0%	$25,177,419	100.0%	$19.35	$19.33

(1)	Since June 30, 2002, 170,254 rentable square feet have been re-leased through October 31, 2008.

     The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for Solana as of the indicated dates:

			Annualized Net
		Annualized Rent	Effective Rent
	Percent	Per Leased	Per Leased
Date	Leased	Square Foot	Square Foot

June 30, 2002	95.0%	$19.35	$17.45
December 31, 2001	95.5	19.03	16.34
December 31, 2000	95.7	19.18	15.87
December 31, 1999	94.8	18.64	15.73
December 31, 1998	97.1	18.09	15.78
December 31, 1997	99.7	19.27	17.08

      Other than normally recurring capital expenditures, we have no plans with respect to renovation, improvement or redevelopment of Solana. We have the option to purchase 322 acres of development land adjacent to the existing Solana buildings. See “— Description of Option Properties — Solana Developments.”

      The current real estate tax rate for the Solana property is $27.90 per $1,000 of assessed value. The total annual tax for Solana at this rate for the 2001 tax year is $3,784,758 (at a taxable assessed value of $135,641,292).

Hotel Properties

      Our existing portfolio includes two hotel properties, the Plaza Las Fuentes DoubleTree in the Tri-Cities submarket city of Pasadena, California and the Solana Marriott Hotel in the DFW Mid-Cities submarket in Texas. Presented below is an overview of our hotel properties:

							Twelve Months Ended June 30, 2002

									Revenue
								Average	Per
		Percent			Square		Average	Daily	Available
Hotel Property	Location	Ownership		Year Built	Footage	Rooms	Occupancy(1)	Rate(2)	Room(3)

Plaza Las Fuentes Doubletree	Pasadena, CA	100	%(4)	1989	266,000	350	75.4%	$123.44	$93.09
Solana Marriott	Dallas/Ft. Worth	100		1990	182,264	198	61.2	112.62	68.97

Total/ Weighted Average:					448,264	548	70.3%	$120.03	$84.38

(1)	Average occupancy represents the number of occupied rooms in the applicable period divided by the product of the total number of rooms and 365 days in the period.

(2)	Average daily rate represents the total room revenue for the applicable period divided by the number of occupied rooms.

(3)	Revenue per available room, or REVPAR, represents the total room revenue per total available rooms for the applicable period and is calculated by multiplying average occupancy by the average daily rate.

(4)	We hold a leasehold interest in Plaza Las Fuentes under a long-term airspace lease with the Pasadena Community Development Commission. See “— Tri-Cities Office Properties — Plaza Las Fuentes.”

Plaza Las Fuentes DoubleTree

      The DoubleTree Hotel at Plaza Las Fuentes features 350 guestrooms, two restaurants, a full-service health club and extensive guest amenities. The hotel is currently managed by Arizona DTM Pasadena, Inc., or DTM, an affiliate of Hilton Hotels Corporation, under the DoubleTree flag. Competitors include the Pasadena Hilton, the Hilton Glendale, the Courtyard by Marriott, the Sheraton Pasadena and the Ritz-Carlton Huntington Hotel and Spa. Our interest in the Plaza Las Fuentes hotel is subject to the same land and air space lease as Plaza Las Fuentes. See “— Tri-Cities Office Properties — Plaza Las Fuentes.”

      The majority of demand for the Plaza Las Fuentes hotel is commercial in nature as the hotel is located in an area with varied commercial uses, including municipal/government buildings, low to mid-rise commercial properties, and limited residential development. The most significant office development in the vicinity is our own Plaza Las Fuentes, but the area also includes the Kaiser Permanente regional offices located directly across the street as well as California Institute of Technology, Fannie Mae, Jet Propulsion Laboratories, Pacific Bell, Lucent, and Parsons Corporation, which all generate demand.

      We have entered into an agreement with DTM under which DTM will be terminated as the hotel manager of the Plaza Las Fuentes Hotel on December 19, 2002. In connection with this agreement, we must pay DTM a termination fee equal to the sum of $850,000, plus certain out-of-pocket expenses, severance payments and management bonuses.

      We have entered into a management agreement with Westin Management Company West, or Westin, an affiliate of Starwood Hotels & Resorts Worldwide, Inc., under which Westin will be the new manager of the Plaza Las Fuentes Hotel and operate the hotel under the Westin flag beginning December 20, 2002. We will pay Westin a management fee of 2.5% of gross revenues for the first full operating year, 2.75% of gross revenues for the second full operating year and 3.0% of gross revenues for each year thereafter, plus an incentive fee of 20% of operating profits over a certain threshold. We have also agreed to undertake certain renovations of the hotel through December 2005, including remodeling of guest rooms, which will render them unusable for a period of time. However, because seasonal occupancy rates are relatively predictable, we believe we will be able to rotate the rooms on which work is being performed in a manner that reduces the effect on our revenues. We do not anticipate that re-branding the hotel will cause a material decline in the occupancy rate at the hotel. However, it could significantly disrupt operations. We anticipate that the cost of re-branding, upgrading and renovating the Plaza Las Fuentes hotel will be approximately $9.2 million over the next three years, $3.5 million of which will be funded by Westin, and the remainder of which we expect to finance out of current and future furniture, fixture and equipment reserves and potentially from borrowings under our revolving credit facility.

Solana Marriott Hotel

      The Solana Marriott hotel is a seven story full service hotel with 198 guestrooms. The hotel is managed by Marriott International and carries the Marriott name. Marriott International also manages the DFW Airport Marriott, a competing property. Other competitors include the DFW Lakes Hilton Conference Center, the Embassy Suites, the Harvey Hotel DFW, the Sheraton Grand, the Westin Beechwood and a newly-proposed Opryland Hotel. We collect all revenue from the Solana hotel less our payments to Marriott International, which are comprised of a 3% management fee and an incentive fee of up to 20% of the operating profits subject a minimum of 1% of gross revenues. We are the fee simple owner of the Solana hotel.

      The majority of demand for the Solana Marriott hotel is commercial demand and meeting and group demand. Corporations like Sabre and Fidelity Investments, as well as SC Johnson and Daimler Chrysler Financial, each of which has recently expanded their presence in the area, account for a significant portion of commercial demand. The Solana hotel’s proximity to DFW Airport also generates meeting and group demand.

Garage Properties

      Our existing portfolio includes nearly 3.8 million square feet of on-site and off-site parking garages. Our on-site garages include those beneath Library Tower and Gas Company Tower, the shared garage beneath Wells Fargo Tower and KPMG Tower, the lots, two parking structures, and a shared garage beneath two office buildings and the Marriott at Solana and the lot and parking structure adjacent to Glendale Center. We are the fee simple owner of our on-site garages at Library Tower and Gas Company Tower and our lot and parking structures at Solana. The on-site garage shared by Wells Fargo Tower and KPMG Tower is shared by the two towers, subject to reciprocal easements. We own a fee simple interest with respect to the portion of the garage under KPMG Tower and a 58% interest in the entity that holds fee title to the portion of the garage under Wells Fargo Tower. We have a 30% ownership interest (which constitutes approximately a 16% interest in net income) in the entity that owns the lot and parking structure at Glendale Center in fee simple pursuant to the same equity arrangements as Glendale Center. See “— Tri-Cities Office Properties — Glendale Center.”

      Our off-site garages are Westlawn garage beneath the Los Angeles Central Library, which primarily services tenants of Library Tower, X-2 garage, located at 235 South Hill Street approximately three blocks from Wells Fargo Tower and KPMG Tower, that primarily services tenants of both Wells Fargo Tower and KPMG Tower, and 808 South Olive garage, which primarily services Gas Company Tower. Through our “executive valet” parking service at three of these garages and attendant-assisted parking at our Westlawn garage, we are able to offer tenants the amenity of valet parking while more efficiently utilizing our parking square footage and increasing our parking revenues at these properties. We are the fee simple owner of each of our off-site garages. In the case of Westlawn garage, however, our fee ownership of subterranean rights is subject to the surface land and airspace rights of the City of Los Angeles. Presented below is an overview of our garages:

								Percentage of
							Vehicle	Vehicle
							Under	Capacity Under
		Percent		Square		Vehicle	Monthly	Monthly
Garage Property	Location	Ownership	Year Built	Footage		Capacity(1)	Contract(2)	Contract(3)

Off-Site Garages
808 South Olive Garage	Los Angeles	100%	1996	345,933	(4)	928	893	96.2%
Westlawn Garage	Los Angeles	100	1992	363,906		1,047	1,046	99.9
X-2 Garage	Los Angeles	100	1992	248,248		774	1,321	170.7
On-Site Parking
Library Tower	Los Angeles	100	1989	230,650		513	553	107.8
Gas Company Tower	Los Angeles	100	1991	319,581		1,161	1,264	108.9
Wells Fargo/ KPMG(5)	Los Angeles	58/100	1982	678,239		2,213	2,755	124.5
Glendale Center	Glendale	30	1973	486,287		1,249	1,956	156.6
Solana	Dallas/Ft. Worth	100	1988-1990	1,121,100	(6)	4,583	1,875	40.9

Subtotal/ Weighted Average:				3,793,944		12,468	11,663	93.5%

(1)	Vehicle capacity represents total estimated available parking spaces including aisle area.

(2)	Vehicles under monthly contract represents the total amount of monthly parking passes for which we collected a fixed amount as of June 30, 2002.

(3)	Percentage of vehicle capacity under monthly contract represents vehicle capacity under monthly contract divided by parking capacity. Due to tenants utilizing our garages at varying times, we are able to sell monthly contracts in excess of vehicle capacity; thus, percentage of vehicle capacity under monthly contract may exceed 100% of the vehicle capacity in our garages.

(4)	Does not include 28,761 net rentable square feet of office space.

(5)	Wells Fargo Tower and KPMG Tower share the parking garage located beneath Wells Fargo Center under reciprocal easements.

(6)	Includes 195,000 square feet of surface parking.

     In addition to the garages currently in our portfolio, through our services company, we manage the parking facility at Plaza Las Fuentes. Pursuant to our lease of the land and air space at Plaza Las Fuentes, we have an option to acquire this parking facility upon 120 days’ notice for the greater of fair market value and the cost to redeem taxable certificates of participation issued by the Pasadena Community Development Commission which are secured by rents generated by the Plaza Las Fuentes parking facility. To exercise this option, we would be concurrently obligated to exercise our option, described above, to purchase the land and air space at Plaza Las Fuentes. As stated above, we are currently in negotiations with the Pasadena Community Development Commission to purchase the land that underlies the air space lease and the Plaza Las Fuentes garage. If we are successful in purchasing the land underlying the air space lease and the Plaza Las Fuentes garage, we would be the fee simple owner of Plaza Las Fuentes garage. If the air space lease is terminated at any time, our rights under the parking management agreement for the Plaza Las Fuentes garage will also be terminated.

Land Parcel

      We own a two-acre development land parcel adjacent to Glendale Center. We have commissioned plans for an office development on this land parcel that we expect to feature 300,000 net rentable square feet of office space in a six-story structure and approximately 690 parking spaces within a three-level subterranean parking facility, complementing the 1,398 parking spaces available in the six-level parking structure and two exterior lots currently being used by Glendale Center I. Our planned development has been designed by Santa Monica-based Gensler & Associates to be consistent with the design parameters required by the City of Glendale as well as our high quality standards. We intend to commence construction upon substantial pre-leasing.

      Our Glendale land parcel is located on a Superfund site as described in “Risk Factors — Risks Related to Our Properties and Our Business — We could incur significant costs related to government regulation and private litigation over environmental matters.” We have not been named, and do not expect to be named, as a potentially responsible party for the site, although it is possible that we could be named. If we were named, we would likely be required to enter into a de minimis settlement with the EPA and pay nominal damages.

Description of Option Properties

      Our option portfolio consists of 1733 Ocean Avenue, a nearly completed office property in Santa Monica, California, Plaza Las Fuentes Phase II, an office property that is 62% pre-leased and currently under development in the Tri-Cities area, a 12.5% interest in the Water’s Edge Phase I property, which consists of two existing office buildings and a land parcel that we believe can support an additional 192,000 net rentable square feet of office development at Playa Vista in West Los Angeles, California, and 322 acres of land that we believe can support approximately 4.5 million net rentable square feet of primarily office space in the DFW Mid-Cities submarkets.

      Presented below is an overview of the properties under development and undeveloped land on which we have options:

			Estimated Net		Percentage
			Rentable Square		Ownership
		Type of	Feet Upon	Option	Subject to
Property	Location	Property	Completion/Development	Expiration Date	Option

1733 Ocean Avenue	Santa Monica, CA	Office/ Retail	91,398	5 years from completion of this offering	100%
Plaza Las Fuentes Phase II	Pasadena, CA	Office/ Retail	256,987	5 years from completion of development(2)	100
Playa Vista- Water’s Edge(1)	Los Angeles, CA	Office	431,164	5 years from completion of this offering	12.5

Solana Land	Dallas, TX	Office/ Retail Technology	4,500,000	10 years from completion of this offering	100

Total:			5,279,549

(1)	This property is managed by a public REIT. This property consists of two existing buildings with 239,164 net rentable square feet and a land parcel that we believe can support an additional 192,000 net rentable square feet of office and retail development.

(2)	Under the option agreement, this property will be deemed to be complete on the date upon which a temporary certificate of occupancy or similar evidence of completion is obtained by the owner of the property.

1733 Ocean Avenue

      1733 Ocean Avenue is a nearly completed office property development located in the Santa Monica submarket of Los Angeles and is currently ready for tenant improvements. 1733 Ocean Avenue stands at four stories with 91,398 net rentable square feet of office, retail and storage space, as well as 267 parking spaces in a 98,820 square foot, four-level subterranean parking garage. Developed by the Maguire Organization in 2002 and designed by Moore Ruble Yudell, 1733 Ocean Avenue is expected to provide tenants easy access to the Civic Center area and the proposed park adjacent to the nearby Rand Campus. This property has not yet been leased.

      A leasehold interest in the development is currently owned by an entity controlled by Mr. Maguire, our Chairman and Co-Chief Executive Officer, pursuant to a ground lease that expires in 2086. This entity has a right of first refusal with respect to third party purchases of the land and a right of first negotiation in the event the landlord desires to sell the land. We will earn management fees and leasing commissions under management agreements that we believe contain fair market terms and conditions for providing property management and leasing services to the property while it is under option.

      Under our option to acquire 1733 Ocean Avenue, we may acquire from an entity controlled by Mr. Maguire, the entity’s rights in the property, including the leasehold interest, the right of first refusal and the right of first negotiation, at any time prior to the fifth anniversary of this offering at a price equal to the lower of fair market value and Mr. Maguire’s and related entities’ cost to develop the property plus an 8% per annum return on their net equity investment in the property. The option price is payable in units and through assumption of indebtedness. We have a right of first refusal during the longer of the option term and the term of Mr. Maguire’s non-competition agreement with respect to any proposed sale of 1733 Ocean Avenue at the lower of the price set forth above and any proposed offer price to a third party.

Plaza Las Fuentes Phase II

      Plaza Las Fuentes Phase II is the second phase of our Plaza Las Fuentes mixed-use development in Pasadena. Upon completion, Phase II is expected to feature 256,987 square feet of new commercial office and retail space with three levels of subterranean parking. Plaza Las Fuentes Phase II is currently being developed by the Maguire Organization and is scheduled to be completed in the fourth quarter of 2003. The property is currently 62% pre-leased to Western Asset Management and letters of intent have been signed by two retailers to lease an additional 5% of the development.

      The property is currently owned in fee simple by an entity indirectly owned by Mr. Maguire. We will earn management fees, development fees and leasing commissions under management agreements that we believe contain fair market terms and conditions for providing property management, development, and leasing services to the property while it is under option.

      Under our option to acquire Plaza Las Fuentes Phase II under an agreement with the property owner, which is an entity indirectly owned by Mr. Maguire, we may acquire the property at any time prior to the fifth anniversary of the completion of the development at a price equal to Mr. Maguire’s and related entities’ cost to develop the property plus an 8% per annum return on their net equity investment in the property. The option price is payable in units and through assumption of indebtedness. We have a right of first refusal during the longer of the option term and the term of Mr. Maguire’s non-competition agreement with respect to any proposed sale of Plaza Las Fuentes Phase II at the lower of the price set forth above and any proposed offer price to a third party.

Playa Vista — Water’s Edge

      Playa Vista is a 1,087-acre mixed-use development and is planned to include office, retail, residential and existing historic facilities as well as a variety of open spaces and preserved wetlands. The Water’s Edge development is a 6.5-acre office campus located within Playa Vista. Water’s Edge is expected to contain approximately 431,000 net rentable square feet in three buildings that will be completed in two phases. The first phase, which was completed in August 2002 but has not yet been leased, is comprised of two buildings totaling approximately 239,164 net rentable square feet and an underground parking garage measuring approximately 210,000 square feet. Building One is a 57,151 square foot, two-story, exposed steel and glass structure, and Building Two is a 182,013 square foot, four-story, cast-in-place concrete structure with glass infill. Phase II is planned to add a third office building to the Water’s Edge development that is currently expected to contain approximately 192,000 net rentable square feet. The Maguire Organization has conducted pre-development work with respect to Phase II, but does not currently expect to commence construction in the near term.

      An entity controlled by Mr. Maguire owns a 12.5% minority interest in the entity that is the fee simple owner of the Water’s Edge development. The Water’s Edge development is currently managed by an unaffiliated public REIT. Under our option to acquire the 12.5% interest in the entity that owns Water’s Edge, we may acquire that interest at any time prior to the fifth anniversary of the consummation of this offering at a price equal to the investment of Mr. Maguire and related entities in such 12.5% interest, plus an 8% per annum return on their net equity investment in such interest. The option price is payable in units and through assumption of indebtedness. We have a right of first refusal during the longer of the option term and Mr. Maguire’s non-competition agreement with respect to the proposed sale of this 12.5% interest at the lower of the price set forth above and any proposed offer price to a third party. We intend to seek an option on the remaining 87.5% of this property.

      Each of the owners of Water’s Edge have certain contractual rights to cause the entity that holds fee title to Water’s Edge to sell either or both phases of the project in certain circumstances. Additionally, the owner of the remaining 87.5% interest in Water’s Edge has certain call rights with respect to the 12.5% interest in Water’s Edge that is the subject of our option. If the project is sold or the call right is exercised, we would be unable to exercise our option.

      In 1998 the California Regional Water Quality Control Board, Los Angeles Region issued Cleanup and Abatement Order No. 98-125 with respect to the Playa Vista project area, which includes the Playa Vista — Water’s Edge development, as described in “Risk Factors — Risks Related to Our Properties and Our Business — Existing conditions at some of our properties may expose us to liability related to environmental matters.” Additionally, the parcel of land on which the Playa Vista — Water’s Edge developments lies is currently being assessed by the EPA for designation as a Superfund site, as described in “Risk Factors — Risks Related to Our Properties and Our Business — We could incur significant costs related to government regulation and private litigation over environmental matters.” Before making a decision as to whether to exercise our option, we will conduct customary due diligence into the property, including environmental due diligence regarding the Cleanup and Abatement Order and the Superfund assessment.

Solana Developments

      The 322 acres of development land at Solana is strategically located adjacent to the existing Solana buildings and amenities in the northern area of the Dallas/ Fort Worth Texas metroplex and is bordered on the east and west by Sabre’s and Fidelity Investments’ new campus developments. Based upon existing zoning and planning studies, we believe approximately 4.5 million square feet of additional development can be accommodated on this undeveloped land. Allowable uses include office, office/technology, hotel and retail. This development land is located within ten minutes of DFW International Airport, which is one of the principal reasons that corporations have and continue to relocate to the region.

      This land is currently owned in fee simple by an entity controlled by Mr. Maguire. We will earn management and development fees and leasing commissions under management agreements that we believe contain fair market terms and conditions for providing property management, development and leasing services to the property while it is under option. The property owner has granted us an option to purchase the land at any time prior to the tenth anniversary of the consummation of this offering at a price equal to Mr. Maguire’s and related entities’ cost to develop the property plus an 8% per annum return on their net equity investment in the property. The option can be exercised in whole or in part. The option price is payable in units and through the assumption of indebtedness. We have a right of first refusal during the longer of the option term and the term of Mr. Maguire’s non-competition agreement with respect to any proposed sale of Mr. Maguire’s interest in the Solana land at the lower of the price set forth above and any proposed offer price to a third party.

Excluded Properties

      In addition to the interests of the Maguire Organization in the existing properties and the option properties, the Maguire Organization also owns interests in two additional properties in the LACBD, (i) a senior housing project located at 740 South Olive Street and (ii) a parking structure located at 17th & Grand Avenue. The Maguire Organization also owns minority non-controlling membership interests and profit rights in various entities which own and control the commercial and residential development phases at Playa Vista in West Los Angeles. We will not acquire any of these properties or interests in the formation transactions, nor have an option to purchase any of them as of the close of this offering. Mr. Maguire and entities controlled by him will retain ownership of these properties. We do not anticipate that Mr. Maguire will devote a material amount of time on matters related to these excluded properties. Our services company will provide leasing and management services to the 17th & Grand Avenue parking structure, and will provide to Mr. Maguire certain oversight services with respect to 740 South Olive, in each case for fees and under terms that we believe are consistent with the local market for such services.

Indebtedness

      Upon completion of this offering, the formation transactions and the refinancing transactions, we expect our outstanding consolidated indebtedness to be approximately $762.0 million including $12.0 million included in “losses and distributions in excess of investments in unconsolidated real estate entities and loans payable to such entities” in our pro forma consolidated balance sheet. This indebtedness will be comprised of three mortgages secured by three of our properties (Library, Gas Company and KPMG Towers), two mezzanine loans secured by our equity interests in Library Tower and Gas Company Tower, a note secured by our equity interest in the Glendale Center property and $25 million of borrowings under the credit facility described below. The weighted average interest rate on this indebtedness is expected to be 4.12% (based on the 30-day LIBOR rate at June 30, 2002 of 1.84%). No scheduled loan principal payments will be due on this indebtedness during the year ended December 31, 2002 and $201,000 will be due in the year ended December 31, 2003. Upon completion of this offering, the formation and the refinancing transactions, we expect our debt to market capitalization ratio to be approximately        % (       % if the underwriters’ overallotment option is exercised in full), taking into account our pro rata share of unconsolidated debt ($85.2 million).

      We are also currently negotiating with potential lenders regarding the terms of a proposed $350 million unsecured credit facility to be outstanding following this offering and the formation transactions, of which we expect approximately $200 million to be available. The following table sets forth certain information with respect to our pro forma total consolidated indebtedness as of June 30, 2002 that we expect will be outstanding after this offering, the formation transactions, the refinancing transactions and the application of the net proceeds therefrom as set forth in “Use of Proceeds.”

		Principal		Annual Debt	Maturity		Balance at
Properties	Interest Rate	Amount		Service(1)	Date		Maturity(2)

Library Tower
Mortgage	4.88%	$225,000,000		$10,957,500	1/1/10		$225,000,000
Mezzanine	LIBOR + 4.25%	20,000,000		1,218,000	1/1/10		20,000,000
Gas Company Tower
Mortgage	LIBOR + 1.00%	220,000,000		6,248,000	1/1/06	(3)	220,000,000
Mezzanine	LIBOR + 4.25%	65,000,000		3,958,000	1/1/08		65,000,000
KPMG Tower
Mortgage	LIBOR + 1.88% (4)	195,000,000		7,254,000	8/31/05	(5)	195,000,000
Glendale
Secured Note	7.20%	12,000,000	(5)	864,000 (6)	1/11/11		7,338,658
Credit Facility	LIBOR + 1.75%	25,000,000	(7)	897,500	1/1/06		25,000,000

Total:		$762,000,000		$31,397,500			$757,388,658

(1)	Annual debt service for floating rate loans is calculated based on the 30-day LIBOR rate at June 30, 2002 which was 1.84%.

(2)	Assuming no payment has been made on the principal in advance of its due date.

(3)	Two, one-year extensions available.

(4)	We have entered into an interest rate cap agreement with respect to this loan that limits the rate on the LIBOR portion of the interest rate, exclusive of the spread, to 6% during the term of this loan, excluding extension periods.

(5)	This $12 million loan is included in our pro forma financial statements in the line item “losses and distributions in excess of investments in unconsolidated real estate entities and notes payable to such entities.” This loan was made with proceeds of the unconsolidated $37 million loan secured by a first mortgage lien on Glendale Center as noted in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Material Provisions of Consolidated Secured Indebtedness to be Outstanding After this Offering — Glendale — Other Secured Indebtedness.”

(6)	Interest only through July 11, 2003. Beginning August 11, 2003, monthly payments of $114,660 are due.

(7)	This amount represents the draw-down of a portion of our $350 million unsecured line of credit that we expect to enter into in connection with this offering.

Depreciation

      The following table sets forth for each property in our existing portfolio and component thereof upon which depreciation is taken, the (i) federal tax basis, (ii) rate, (iii) method, and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

Property	Federal Tax Basis(1)	Rate		Method(2)	Life Claimed(2)

Buildings & Improvements
Library Tower	$88,529,898	2.56%		Straightline	39 yrs
Gas Company Tower	168,410,655	Various	(3)	Straightline	15, 31.5 & 39 yrs (3)
Wells Fargo Tower(4)	101,882,538	2.56		Straightline	39 yrs
KPMG Tower(5)	17,876,075	2.56		Straightline	39 yrs
Plaza Las Fuentes Office	18,824,269	2.56		Straightline	39 yrs
Plaza Las Fuentes Hotel	31,642,685	2.56		Straightline	39 yrs
Glendale Center(6)	10,183,117	Various	(3)	Straightline	15 & 39 yrs(3)
Solana	44,979,902	Various	(3)	Straightline	ACRS 19 yrs, 15, 31.5 and 39 yrs(3)
Solana Hotel	12,557,912	2.56		Straightline	39 yrs
808 South Olive Garage	7,974,676	2.56		Straightline	39 yrs
Westlawn Garage	6,327,360	2.56		Straightline	39 yrs

Total	$509,189,087

(1)	Upon the consummation of the formation transactions, all of the property entities, except certain entities that directly or indirectly own interests in Gas Company Tower, Solana and Glendale Center, will “technically terminate” for tax purposes under Section 708(b)(1)(B) of the Code. Consequently, under Section 168(i)(7) of the Code, each of the properties (except for Gas Company Tower, Solana and Glendale Center) will be treated as a newly acquired asset placed in service on the day following the consummation of the formation transactions, the federal tax basis of which will be depreciated over its claimed life. Federal tax basis numbers assume that 90% of the basis adjustments resulting from the formation transactions are allocated to the real property and 10% to land.

(2)	Unless otherwise noted, depreciation method and life claimed for each property and component thereof is determined by reference to the IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System. “ACRS” refers to the Accelerated Cost Recovery System, which is the IRS-mandated method for depreciating assets placed into service after 1980 and before 1987.

(3)	Because the property entities owning Gas Company Tower, Solana and Glendale Center did not “technically terminate” for tax purposes under Section 708(b)(1)(B) of the Code as a result of the formation transactions, Gas Company Tower, Solana and Glendale Center will not be treated as newly acquired assets. Consequently, our operating partnership will continue to use the methods and lives elected by the property entities owning these buildings. The buildings will continue to have claimed lives of between ACRS 19 years and MACRS 39 years and a depreciation rate between 2.56% and 4.2%. Land improvements (placed in service after December 31, 1986) at these properties will continue to have a claimed life of 15 years and a depreciation rate of 6.67%.

(4)	Represents our 58% allocation of the federal tax basis of the entity that directly owns Wells Fargo Tower (which is a “pass-through” entity for tax purposes), based upon our 58% ownership interest in Wells Fargo Tower.

(5)	The basis of our X-2 garage is included in the basis of KPMG Tower.

(6)	Represents our 30% allocation of the federal tax basis of the entity that directly owns Glendale Center (which is a “pass-through” entity for tax purposes), based upon our 30% ownership interest in Glendale Center.

     In addition, we have an aggregate of roughly $2.0 million in additional tax basis of depreciable furniture, fixtures and equipment associated with the properties in our portfolio as of June 30, 2002. Depreciation on this furniture, fixtures and equipment is computed on the straightline and double declining balance methods over the claimed life of such property, which is either five or seven years.

Regulation

General

      Office properties in our submarkets are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of the existing properties has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

      Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

      Some of the properties in our portfolio contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Also, some of the properties may contain asbestos-containing building materials, or ACBM. Environmental laws require that ACBM be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. The laws may also allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

      From time to time, the United States Environmental Protection Agency, or EPA, designates certain sites affected by hazardous substances as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act. Superfund sites can cover large areas, affecting many different parcels of land. The EPA identifies parties who are considered to be potentially responsible for the hazardous substances at Superfund sites and makes them liable for the costs of responding to the hazardous substances. The parcel of land on which the Glendale Center is located lies within a large Superfund site. The site was designated as a Superfund site because the groundwater beneath the Superfund site is contaminated. We have not been named, and do not expect to be named, as a potentially responsible party for the site. If we were named, we would likely be required to enter into a de minimis settlement with the EPA and pay nominal damages.

      The EPA is currently assessing the Playa Vista project area, including the Water’s Edge development, for designation as a Superfund site. The site was previously assessed by the EPA for designation as a Superfund site in 1988-89, but following the assessment the EPA concluded that the site should not be so designated. The current reassessment is not expected to be complete until 2003, and until then we will not know whether the site will be designated as a Superfund site. If the site is designated as a Superfund site, it will likely have to undergo significant environmental remediation, which may interfere with the scheduled development of the site. In that case, we may elect not to exercise our option to purchase an interest in the Water’s Edge development. We can give no assurance that the site will not be designated as a Superfund site.

      Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of the properties in our portfolio, except the Playa Vista — Water’s Edge development. Each of the site assessments has been either completed or updated within six months of the date of this prospectus. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, assets or results of operations.

      Environmental reports available to us on the Playa Vista — Water’s Edge development were generally completed more than two years ago. According to those reports, the California Regional Water Quality Control Board, Los Angeles Region issued a cleanup and abatement order in 1998 with respect to the Playa Vista project area, including the Playa Vista — Water’s Edge development, as described in “Risk Factors — Risks Related to Our Properties and Our Business — Existing conditions at some of our properties may expose us to liability related to environmental matters.”

Insurance

      We carry comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance covering all of the properties in our portfolio under a blanket policy that also covers each of the option and excluded properties. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice. Our terrorism insurance is subject to exclusions for loss or damage caused by nuclear substances, pollutants, contaminants and biological and chemical weapons. We do not carry insurance for generally uninsured losses such as loss from riots or acts of God. In addition, we carry earthquake insurance on our properties located in seismically active areas and terrorism insurance on all of our properties, in each case in an amount and with deductibles which we believe are commercially reasonable. As of June 30, 2002, ten of the 12 properties in our portfolio aggregating 8.6 million square feet and, representing 76.4% of our office portfolio based on aggregate square footage and 82.1% based on annualized rent, were located in areas known to be seismically active. See “Risk Factors — Risks Related to Our Properties and Our Business — Potential losses may not be covered by insurance.”

      The costs and benefits of the blanket policy covering the properties in our portfolio and the option and excluded properties are allocated pursuant to a Property Insurance Sharing Agreement dated March 31, 1997, as amended, which will be amended and restated concurrently with the closing of the formation transactions to reflect our acquisition of interests in the properties in our existing portfolio and, to substitute our services company for a Maguire Organization entity as the “Manager” under the agreement and to extend the termination of the agreement until March 31, 2004. The coverage and costs allocated to each of the properties covered by the blanket policy have been determined by taking into account the relative insured values and risks related to each covered property and any third-party requirements of lenders, lessees or lessors. In its capacity as “Manager” under the agreement, our services company will be obligated to procure insurance or amend policies as properties are sold, acquired or developed, present and pursue claims for losses on behalf of us and the entities that own the option and excluded properties, hire independent adjusters to determine losses, hold undistributed insurance proceeds in trust until distributed, administer the distribution of insurance proceeds and coordinate the payment of insurance premiums. The costs incurred by our services company in connection with the performance of its obligations under this agreement will be reimbursed by the parties to the agreement in proportion to either (i) the relative benefits received by the parties, (ii) the relative amounts of premiums paid by the parties or (iii) the relative insured values of the properties owned by the parties, depending upon the nature of the cost.

      In the event there is a casualty loss to the Wells Fargo Tower that is covered by the current earthquake insurance policy, we have agreed to guaranty, along with the Wells Fargo entity that owns a 42% interest in the Wells Fargo Tower, the payment of any applicable earthquake insurance deductible. This obligation is joint and several for the first $17.5 million and several only after that. See “— Description of Existing Portfolio — Los Angeles Central Business District Office Properties — Wells Fargo Tower.”

Competition

      We compete with several developers, owners and operators of office, residential and commercial real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. Some of these competitors have more space currently available for lease than we do and may be willing to make space available at lower prices than the space in our properties. If our competitors offer space at rental rates below current market rates, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire.

Employees

      We initially intend to employ approximately 80 persons. Of these employees, approximately 42 will be “home office” executive and administrative personnel and approximately 38 will be on-site management and administrative personnel. We currently expect that none of these employees will be represented by a labor union.

Offices

      We own the building in which our headquarters is located, the Gas Company Tower at 555 West Fifth Street, in downtown Los Angeles, California. We manage our Solana property through a regional office in Dallas/ Forth Worth at 9 Village Circle in Westlake, Texas. We believe that our current facilities are adequate for our present and future operations, although we may add regional offices or relocate our headquarters, depending upon our future development projects.

Legal Proceedings

Tax Litigation Matters

      We are facing two tax litigation matters. The first matter, which was filed in the United States Tax Court on September 18, 2000, relates to depreciation of the cost of certain development rights that we paid to the Community Redevelopment Agency of the City of Los Angeles in connection with the development of Library Tower and Gas Company Tower. The IRS asserts that these costs should be treated as non-depreciable costs associated with the land. If the IRS’s view were to prevail in tax court, we would lose approximately $3.5 million in depreciation deductions in each of the next ten fiscal years. A trial and decision in the matter is expected sometime in 2003. Although an outcome cannot be predicted with any certainty, we intend to contest all asserted claims vigorously and we believe that we will not incur a material loss in connection with this matter.

      The second matter, which was filed in the Tax Court on December 20, 2001, relates to a 1989 loan from Delacourt Properties to entities within the Maguire Organization and a grant by those entities, in 1989, to Delacourt Properties of an option to purchase a 25% interest in Library Tower. The option granted to Delacourt Properties was never exercised. Subsequently in 1993, however, Delacourt Properties purchased from the Maguire Organization a 25% interest in Library Tower on substantially the same terms as the unexercised option. The IRS asserts that the 1989 loan and option were actually a disguised sale. This matter has not been resolved; however, any liability that may result from this case would be a liability of the individual partners who owned the Maguire Organization entities that engaged in these transactions and not of our company. We anticipate that this matter will have no impact on us.

Other Litigation

      We have an option to purchase a 12.5% interest in the Water’s Edge development, which is located within the Playa Vista development. There has been a substantial amount of litigation, as well as administrative proceedings, relating to the Playa Vista development for over ten years, as described above in “Risk Factors — We could incur significant costs related to governmental regulation and private litigation over environmental matters.”

      In addition, in the ordinary course of our business, we are frequently subject to claims for negligence and other claims and administrative proceedings, none of which we believe would have a material adverse effect or are material.

MANAGEMENT

Directors and Executive Officers

      Upon consummation of this offering, our board of directors will consist of seven members, including a majority of directors who are independent directors. Directors will be divided into three classes serving staggered three-year terms, except initial terms expiring in 2003 and 2004 for two of the three classes, with directors serving until the election and qualification of these successors. The first annual meeting of our stockholders after this offering will be held in 2003. Each of the proposed directors named below has been nominated for election upon the consummation of this offering and has consented to serve. See “Material Provisions of Maryland Law and of Our Charter and Bylaws — Classification of Our Board of Directors.” Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

      The following table sets forth certain information concerning the individuals who will be our directors, executive officers and other senior officers upon the consummation of this offering:

Name	Age	Position

Robert F. Maguire III*	67	Chairman of the Board and Co-Chief Executive Officer (term will expire in 2005)
Richard I. Gilchrist*	56	Director, Co-Chief Executive Officer and President (term will expire in 2004)
Andrea L. Van de Kamp	59	Director Nominee (term will expire in 200 )
Walter L. Weisman	67	Director Nominee (term will expire in 200 )
Dallas E. Lucas*	40	Executive Vice President and Chief Financial Officer
W. Tom Allen*	53	Senior Vice President and Regional Chief Operating Officer
Mark T. Lammas*	36	Senior Vice President, General Counsel and Secretary
Javier F. Bitar	41	Senior Vice President, Finance
William H. Flaherty	52	Senior Vice President, Regional Leasing and Marketing
Robert P. Goodwin	50	Senior Vice President, Construction and Development
Daniel F. Gifford	57	Senior Vice President, Asset Management
John A. Morales	40	Senior Vice President, Leasing
Timothy H. Walker	59	Senior Vice President, Marketing

*	Denotes our named executive officers.

      The following is a biographical summary of the experience of our directors, proposed directors, executive officers and other senior officers.

      Robert F. Maguire III will serve as our Co-Chief Executive Officer and as Chairman of our Board of Directors, with a term expiring in 2005. Mr. Maguire received his bachelor’s degree in political science from UCLA in 1961. Thereafter, he joined Security Pacific National Bank and progressed to vice president, working with many of the country’s largest corporations and real estate developers. He established Maguire Partners in 1965 and initially specialized in industrial and housing projects and commenced commercial office building development in 1968. Mr. Maguire has directed the development of over 25 million square feet of institutional-quality projects nationally, usually with major tenants including Sempra Energy, IBM, Wells Fargo Bank, Bank of America, the Walt Disney Company, MGM, and Time Warner, among many others. Recognized for the architectural quality of its properties, the Maguire Organization has received numerous awards for design excellence. Under Mr. Maguire’s direction, the firm has developed some of the most significant landmark projects in the country. These include the premier projects, Library Tower, Gas Company Tower (see page 138 regarding the latter’s Chapter 11 Reorganization in 1998), Wells Fargo Tower and KPMG Tower in Los Angeles, Pasadena’s Plaza Las Fuentes, the Glendale Center, Commerce Square in downtown Philadelphia and Solana in Dallas. Mr. Maguire is a trustee of St. John’s Hospital and a board member of the Los Angeles County Museum of Art and the Los Angeles Music Center.

      Richard I. Gilchrist will serve as our Co-Chief Executive Officer and President and as a director on our Board of Directors, with a term expiring in 2004. Mr. Gilchrist has served as a consultant to the Maguire Organization since February 2002. Before joining the Maguire Organization, Mr. Gilchrist was the Chief Executive Officer, President, and member of the board of directors of CommonWealth Atlantic Properties, a privately-held REIT, from 1997 to 2001. Prior to that time, Mr. Gilchrist was a founder, Co-Chairman, and Managing Partner of CommonWealth Partners, an adviser and venture partner with the California Public Employees Retirement System, from 1995 to 1997. Mr. Gilchrist was a Senior Partner and member of the Management Committee of Maguire Thomas Partners from 1982 to 1995. He began his professional career as an attorney in Los Angeles. Mr. Gilchrist is a member of the board of directors and the compensation committee of the Fortress Group and a member of the board of trustees of Whittier College. Mr. Gilchrist holds a bachelors degree from Whittier College and a juris doctor degree from the UCLA School of Law.

      Andrea L. Van de Kamp is Chairman of Sotheby’s west coast business activities and oversees its development. Mrs. Van de Kamp has the volunteer position of Chairman of the Board of Governors of the Music Center of Los Angeles County, which is the second largest performance arts center in the United States. Prior to joining Sotheby’s in 1989, Mrs. Van de Kamp was president and CEO of the Independent Colleges of Southern California where she administered annual fundraising campaigns for fifteen independent colleges. Earlier in her career, she served as Director for Public Affairs for Carter Hawley Hale Stores; Director of Development of the Museum of Contemporary Art; Executive Director of the Southern California Coro Foundation; and Associate Director of Admissions for Dartmouth College. Her outside business directorships include The Walt Disney Company, Jenny Craig, Inc. and City National Bank. She is also a Senior Vice President for Sotheby’s North America, and serves on its Board of Directors. Mrs. Van de Kamp is a graduate of Michigan State University and received a master’s degree from Teacher’s College of Columbia University. Mrs. Van de Kamp will serve as one of our independent directors.

      Walter L. (“Wally”) Weisman is a past chairman and chief executive officer of American Medical International, Inc. (AMI). Mr. Weisman was admitted to the California bar in 1960, practiced law for several years, entered the health care field in 1969 and joined AMI in 1972. Mr. Weisman became chief operating officer of AMI in 1976, president in 1978 and chief executive officer in 1985. When Mr. Weisman left AMI in 1988, AMI was primarily a hospital management company which owned and operated acute care hospitals across the United States and in Europe, the Middle East, Latin America, Asia and Australia. At the time, AMI had over 50,000 employees and annual revenues of roughly $4 billion. Since 1988, Mr. Weisman has been involved in private investments and volunteer activities. He is presently vice chairman of the Board of Trustees of the California Institute of Technology and a member of the Institute’s oversight committee for the Jet Propulsion Laboratory. Mr. Weisman is chairman of the board of trustees of the Los Angeles County Museum of Art and chairman of the board of trustees of the Sundance Institute. He is also a trustee of the Public Broadcasting Service (PBS) and a trustee of the Kress Foundation. Mr. Weisman is a director of Occidental Petroleum Corporation (Los Angeles), Fresenius Medical Care (Frankfurt, Germany), and Community Care Health Network, Inc. (New York City). Mr. Weisman holds a bachelors degree from Stanford University and a juris doctor degree from Stanford Law School. Mr. Weisman will serve as one of our independent directors.

      Dallas E. Lucas will serve as Executive Vice President and Chief Financial Officer. Mr. Lucas served as Executive Vice President and Chief Financial Officer for Maguire Partners from July 2002. Before joining Maguire Partners in July 2002, Mr. Lucas served as Director, Vice President and Chief Financial Officer for NorthStar Capital Investment Corp., a privately held real estate investment company, from

August 1998 to July 2002. Prior to joining NorthStar, Mr. Lucas served as Senior Vice President and Chief Financial Officer for Crescent Real Estate Equities Company, a public REIT, from December 1993 to August 1998. Mr. Lucas holds a bachelors degree in business administration from the University of Oklahoma.

      W. Tom Allen will serve as Senior Vice President and Regional Chief Operating Officer. Mr. Allen served as the Regional Vice President and Project Executive of Maguire Partners since 1987 and as its Senior Vice President since 1998. In addition, Mr. Allen has served as Senior Vice President of Maguire Partners SCS since 1996 and as Managing Trustee of Maguire Partners — Solana Business Trust since 1998. Prior to joining Maguire Partners in 1987, Mr. Allen served as Vice President of Development, and Director of Marketing for the Prudential Realty Group. Mr. Allen holds a bachelors of science degree in agricultural economics from Texas A&M University.

      Mark T. Lammas will serve as Senior Vice President, General Counsel and Secretary. Mr. Lammas has served as Senior Vice President and General Counsel for Maguire Partners from June 1998. Before joining Maguire Partners in June 1998, Mr. Lammas was an attorney with Cox, Castle & Nicholson LLP from September 1992 to June 1998. Mr. Lammas holds a juris doctor degree from Boalt Hall School of Law, University of California at Berkeley and a bachelor’s degree in Political Economy of Industrial Societies from the University of California at Berkeley.

      Javier F. Bitar will serve as Senior Vice President, Finance. Mr. Bitar served as a Partner of Maguire Partners with responsibility for all financial and accounting matters related to the firm’s property portfolio from 1999. Before joining Maguire Partners in 1987, Mr. Bitar was an Audit Senior with Arthur Andersen’s Real Estate Services Group. Mr. Bitar holds a bachelor’s degree in Business Administration from California State University, Los Angeles. Mr. Bitar is a Certified Public Accountant and a member of the Institute of Property Taxation, the American Institute of Certified Public Accountants and the State Board of Accountancy.

      William H. Flaherty will serve as Senior Vice President, Regional Leasing and Marketing. Mr. Flaherty served as a Partner of Maguire Partners from June 2002 during which time he had responsibility for leasing at Solana and advising the firm on marketing matters. Mr. Flaherty served at Maguire Partners in a similar capacity from 1991 to 1998. Prior to rejoining Maguire Partners, Mr. Flaherty served as Senior Vice President of Hillwood Urban Development, a Perot Company, where he was responsible for marketing and sales at the American Airlines Center as well as the Victory development in Dallas, TX. Prior to joining Maguire Partners in 1991, Mr. Flaherty served as Senior Vice President of Rosewood Property Company. Mr. Flaherty holds a bachelor’s degree in business from St. Ambrose University and a masters degree in business administration from the University of Portland.

      Robert P. Goodwin will serve as Senior Vice President, Construction and Development. Mr. Goodwin served as President of Hillwood Urban Development in Dallas, Texas from 2001 to 2002. Prior to that time, Mr. Goodwin was a Partner of Commonwealth Partners, Los Angeles, from 1997 to 2001. From 1987 to 1996, Mr. Goodwin was a Vice President and Senior Vice President for Construction with Maguire Thomas Partners. Mr. Goodwin holds a bachelors of science degree in engineering from Kansas State University.

      Daniel F. Gifford will serve as Senior Vice President, Asset Management. Mr. Gifford served as a Partner of Maguire Partners with responsibility for asset management from May 1990. Before joining Maguire Partners in May 1990, Mr. Gifford served as Executive Vice President for Pittsburgh-based Interstate Hotels, then the largest franchisee of Marriott-branded hotels. Mr. Gifford holds a bachelor’s degree in Hotel and Restaurant Administration from Florida State University.

      John A. (“Tony”) Morales will serve as Senior Vice President, Leasing. Mr. Morales served as a Partner of Maguire Partners where he had overall leasing and marketing responsibilities for the firm’s existing LACBD and Tri-Cities portfolio and managed a team of four leasing managers. Prior to joining Maguire Partners in 1996, Mr. Morales served as Vice President for Lincoln Property Company. Mr. Morales holds a bachelor’s degree in Economics from the University of California, Los Angeles.

      Timothy H. Walker will serve as Senior Vice President, Marketing. Mr. Walker served as a Partner of Maguire Partners where he had responsibility for new development projects and for the positioning and marketing of the firm’s existing projects. Prior to joining Maguire Partners in 1989, Mr. Walker was President of Walker Associates Inc., a company he founded in 1972 to offer interior architecture, planning and graphics services to corporations, financial institutions and professional firms. Mr. Walker holds a bachelor’s degree in industrial design from Art Center College of Design in Pasadena.

Board Committees

      Upon consummation of this offering, our board of directors will appoint a nominating and corporate governance committee, an audit committee and a compensation committee. Under our bylaws, the composition of each committee must comply with the listing requirements and other rules and regulations of the New York Stock Exchange, as amended or modified from time to time, and we currently anticipate that each of these committees will have at least two directors and will be composed exclusively of independent directors. Our bylaws define “independent director” by reference to the rules, regulations and listing qualifications of the New York Stock Exchange, or NYSE, which generally deem a director to be independent if she has no relationship to us that may interfere with the exercise of her independence from management and our company.

      Audit Committee. The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditor and the performance of our internal audit function and independent auditors. The audit committee will select, assist and meet with the independent auditor, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that federal securities laws require be included in our annual proxy statement.

      Compensation Committee. The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our board of directors regarding our compensation and stock incentive plans, produce an annual report on executive compensation for inclusion in our proxy statement and publish an annual committee report for our shareholders.

      Nominating and Corporate Governance Committee. The nominating and corporate governance committee will develop and recommend to our board of directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors and recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our shareholders.

      Our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Compensation of Directors

      Upon consummation of this offering, each of our directors who is not an employee of our company or our subsidiaries will receive an annual fee of $      for services as a director. Directors who serve on our audit, nominating and corporate governance and/or compensation committees will receive a fee of $          for each meeting attended. Directors who are employees of our company or our subsidiaries will not receive compensation for their services as directors.

      Our 2002 incentive award plan provides for formula grants of stock options to independent directors on and after the consummation of this offering. On the date of the closing of the offering, each independent director will receive an option to purchase       shares of our common stock at an exercise price equal to the initial public offering price. Thereafter, on the date of each annual meeting of stockholders at which the independent director is reelected to our board of directors, such independent

director will receive an option to purchase       shares of our common stock at an exercise price equal to 100% of the fair market value of our common stock on the date of grant. Similarly, each independent director who is initially elected to our board of directors after this offering will receive an option to purchase       shares of our common stock on the date of such initial election and an option to purchase       shares of our common stock on the date of each annual meeting of stockholders at which the independent director is reelected to our board of directors. The exercise price will be equal to 100% of the fair market value of our common stock on the date of grant. The options granted to independent directors will be exercisable in three equal annual installments beginning on the first anniversary of the date of the grant of the option.

Executive Officer Compensation

      Since we have no operating history, meaningful individual compensation information is not available for prior periods. The following table sets forth the annual base salary and other compensation expected to be paid in 2003 to our Co-Chief Executive Officers and our three other most highly compensated executive officers. We have entered into employment-related arrangements with our executive officers which will become effective upon the consummation of this offering, as described below. See “— Employment Agreements.”

Summary Compensation Table

		Annual Compensation				Long-Term Compensation

Name and Principal		Base		Other Annual		Restricted Stock		Securities Underlying	All Other
Position	Year	Salary($)(1)	Bonus($)	Compensation($)		Awards($)		Options(#)	Compensation($)

Robert F. Maguire III,	2003	150,000	(2)	–		–		–	–
Chairman and Co-Chief Executive Officer
Richard I. Gilchrist,	2003	450,000	(2)	1,250,000	(4)	8,750,000	(6)	–	(8)
Co-Chief Executive Officer and President
Dallas E. Lucas,	2003	400,000	(2)	100,000	(5)	1,000,000	(6)	500,000 (7)	(9), (10)
Executive Vice President and Chief Financial Officer
W. Tom Allen,	2003	275,000	(3)	–		–		–	–
Senior Vice President and Regional Chief Operating Officer
Mark T. Lammas,	2003	250,000	(3)	250,000	(4)	250,000	(6)	–	–
Senior Vice President, General Counsel and Secretary

(1)	Amounts given are annualized projections for the year ending December 31, 2003 based on employment agreements which will become effective upon consummation of this offering. See “— Employment Agreements.”

(2)	Under the terms of Messrs. Maguire’s, Gilchrist’s and Lucas’ employment agreements which will become effective upon the consummation of this offering, such executive officers will be eligible to receive annual performance-based bonuses. Mr. Gilchrist’s annual bonus will range from 50% to 200% of his base salary and will be at least 100% of his base salary for the first two years of his employment term. Mr. Lucas’ annual bonus will range from 50% to 150% of his base salary and will be at least 100% of his base salary for the first year of his employment term. See “— Employment Agreements.”

(3)	Under the terms of their respective employment agreements which will become effective upon the consummation of this offering, Messrs. Allen and Lammas will be eligible to participate in our incentive bonus plan based on the satisfaction of performance goals. Mr. Allen’s target annual bonus will initially be 70% of his base salary and his maximum annual bonus will initially be

100% of his base salary. Mr. Lammas’ target annual bonus will initially be 50% of his base salary and his maximum annual bonus will initially be 75% of his base salary. See “— Employment Agreements.”

(4)	Under the terms of their respective employment agreements, each of Messrs. Gilchrist and Lammas will be entitled to receive such amounts in the form of a lump-sum cash payment as soon as practicable following the consummation of this offering. See “— Employment Agreements.”

(5)	Under the terms of Mr. Lucas’ employment agreement, he will be entitled to receive this amount, which represents the first installment of his signing bonus, on July 1, 2003. See “— Employment Agreements.”

(6)	Pursuant to Messrs. Gilchrist’s, Lucas’ and Lammas’ employment agreements, upon the consummation of this offering, subject to the adoption by the board of directors of Maguire Properties, Inc. and approval by its stockholders of our 2002 incentive award plan, Mr. Gilchrist will receive shares of restricted stock with an aggregate value of $8,750,000 against the payment of the par value therefor, subject to a maximum aggregate purchase price of $17,500, Mr. Lucas will receive shares of restricted stock with an aggregate value of $1,000,000 against the payment of the par value therefor, subject to a maximum aggregate purchase price of $2,000 and Mr. Lammas will receive shares of restricted stock with an aggregate value of $250,000 against the payment of the par value therefor, subject to a maximum aggregate purchase price of $500. $3,750,000 worth of Mr. Gilchrist’s restricted stock will vest on the date of the consummation of this offering, and $1,000,000 worth of his restricted stock will vest on each of the first five anniversaries of such date. Mr. Lucas’ restricted stock will vest in three cumulative equal installments on each of the first three anniversaries of the consummation of this offering. Mr. Lammas’ restricted stock will vest in full upon the consummation of this offering. Dividends will be paid on the restricted stock granted to Messrs. Gilchrist, Lucas and Lammas. See “— Employment Agreements.”

(7)	Under the terms of Mr. Lucas’ employment agreement, upon the consummation of this offering, subject to the adoption by the board of directors of Maguire Properties, Inc. and approval by its stockholders of our 2002 incentive award plan, Mr. Lucas will receive a non-qualified stock option to purchase 500,000 shares of Maguire Properties, Inc.’s common stock at an exercise price per share equal to the initial public offering price. Subject to his continued employment, Mr. Lucas’ stock option will vest in full on the third anniversary of the consummation of this offering. See “— Employment Agreements.”

(8)	Under the terms of Mr. Gilchrist’s employment agreement, Mr. Gilchrist is entitled to receive a full tax-gross-up payment with respect to the vesting of the first $2,500,000 of his restricted stock grant. The aggregate amount of this payment is expected to be approximately $2,500,000. See “— Employment Agreements.”

(9)	Under the terms of Mr. Lucas’ employment agreement, Mr. Lucas is entitled to receive a full tax gross-up with respect to the vesting of his $1,000,000 restricted stock grant. The aggregate amount of these payments, which will become due as the restricted stock vests, is expected to be approximately $1,000,000. See “— Employment Agreements.”

(10)	Under the terms of Mr. Lucas’ employment agreement, we will pay or reimburse Mr. Lucas for certain costs and expenses in connection with his relocation to Los Angeles. The aggregate amount of these payments is expected to be approximately $ .

     Aggregate compensation paid to key employees who are not named executive officers may exceed that paid to the named executive officers, particularly for employees responsible for leasing and development matters whose bonus compensation may include incentive compensation based on portfolio lease-up or project completion.

Option Grants in 2003

Potential Realizable
Value at
Assumed Annual
Rates of Share
		Percent of Total	Exercise		Price Appreciation
	Number of Securities	Options Granted	Price per		for Option Term
	Underlying Options	to Employees in	Common	Expiration
Name	to be Granted(#)	2003	Share	Date	5%	10%

Robert F. Maguire III	—	—	—	—	—	—
Richard I. Gilchrist	—	—	—	—	—	—
Dallas E. Lucas	500,000 (1)		[ ] (2)	[ ]	[ ]	[ ]
W. Tom Allen	—	—	—	—	—	—
Mark T. Lammas	—	—	—	—	—	—

(1)	Subject to Mr. Lucas’ continued employment, the option will become exercisable on the third anniversary of the consummation of this offering.

(2)	Based on the assumed initial public offering price. The exercise price per share will be the initial public offering price.

401(k) Plan

      We intend to establish and maintain a retirement savings plan under Section 401(k) of the Code to cover our eligible employees. The plan will allow eligible employees to defer, within prescribed limits, up to 60% of their compensation on a pre-tax basis through contributions to the plan. We will match each eligible participant’s contributions, within prescribed limits, with an amount equal to 50% of such participant’s initial 6% tax-deferred contributions. In addition, we intend to reserve the right to make additional discretionary contributions on behalf of eligible participants. Our employees will be eligible to participate in the plan if they meet certain requirements, including a minimum period of credited service. Any matching and discretionary company contributions may be subject to certain vesting requirements. Some classes of employees, such as those covered by a collective bargaining agreement, will not be eligible to participate in the plan.

2002 Incentive Award Plan

      We intend to adopt the 2002 Incentive Award Plan of Maguire Properties, Inc., Maguire Services, Inc. and Maguire Properties, L.P. The incentive award plan will provide for the grant to employees, directors and consultants of our company, our operating partnership and our services company (and their respective subsidiaries) of stock options, restricted stock, dividend equivalents, stock appreciation rights and other incentive awards. Only employees of our company and its qualifying subsidiaries are eligible to receive incentive stock options under the incentive award plan. We intend to reserve a total of                      shares of our common stock for issuance pursuant to the incentive award plan, subject to certain adjustments as set forth in the plan. Of this amount,                     shares of restricted stock and options to purchase                     shares will be issued upon consummation of this offering.

      Effective as of the consummation of this offering, our board of directors intends to delegate general administrative authority of the incentive award plan to its compensation committee. The members of the compensation committee will be both “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act and “outside directors” within the meaning of Section 162(m) of the Code. The incentive award plan provides that, other than with respect to non-discretionary stock option grants to our independent directors, the plan administrator has the authority to designate recipients of awards and to determine the terms and provisions of awards, including the exercise or purchase price, expiration date, vesting schedule and terms of exercise. The incentive award plan provides that the maximum number of shares which may be subject to awards granted any individual in any calendar year will not exceed                     . However, this limit will not apply prior to the consummation of this offering and, following the consummation of this offering, will not apply until the earliest to occur of:

•	the first material modification of the plan;

•	the issuance of all of the shares reserved for issuance under the plan;

•	the expiration of the plan; or

•	the first meeting of our stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which this offering is consummated.

      The maximum cash performance award payable to certain key employees under the incentive award plan will not exceed $2,000,000 with respect to any calendar year.

      The exercise price of nonqualified stock options and incentive stock options granted under the incentive award plan must be at least 85% and 100%, respectively, of the fair market value of our common stock on the date of grant. Options intended to qualify as performance-based compensation under Section 162(m) of the Code must have an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant must have an exercise price that is at least 110% of fair market value of our common stock on the grant date. Incentive stock options granted under the incentive award plan will expire no later than ten years after the date of grant, or five years after the date of grant with respect to optionees who own more than 10% of our outstanding common stock on the grant date. The purchase price, if any, of other incentive awards will be determined by the plan administrator. The incentive award plan provides that options are exercisable in whole or in part by written notice to us, specifying the number of shares being purchased and accompanied by payment of the purchase price for such shares. The incentive award plan generally does not permit the transfer of options, but the plan administrator may provide that nonqualified stock options may be transferred pursuant to a domestic relations order or to a family member.

      The incentive award plan provides that on the date of the consummation of this offering, each independent director will receive an option to purchase                      shares of our common stock at an exercise price equal to the initial public offering price. Thereafter, on the date of each annual meeting of stockholders at which the independent director is reelected to our board of directors, each such independent director will receive an option to purchase                      shares of our common stock at an exercise price equal to 100% of the fair market value of our common stock on the date of grant. Similarly, each independent director who is initially elected to our board of directors after the offering will receive an option to purchase                      shares of our common stock on the date of such initial election and an option to purchase                      shares of our common stock on the date of each annual meeting of stockholders at which the independent director is reelected to our board of directors. The exercise price will be equal to 100% of the fair market value of our common stock on the date of grant. The options granted to independent directors will be exercisable in three equal annual installments beginning on the first anniversary of the date of the grant of the option.

      In the event of certain changes in our corporate structure or capitalization, the plan administrator may make appropriate adjustments to:

•	the maximum number and class of shares issuable under the incentive award plan;

•	the number and class of shares subject to outstanding awards; and

•	the grant or exercise price of each outstanding award.

      In addition, in the event of certain corporate transactions, including a change in control (as defined in the plan), each outstanding option which is not assumed by the successor corporation or replaced with an option to purchase shares of stock of the successor corporation will automatically accelerate and become exercisable in full. The plan administrator also has the authority under the incentive award plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provision for the cash-out, termination, acceleration or assumption of such awards.

      The plan administrator may at any time amend or revise the terms of the incentive award plan; provided, that without the approval of our stockholders, no amendment may increase the maximum number of shares issuable under the incentive award plan or effect any other change that would otherwise require stockholder approval under applicable law. In addition, any alteration or impairment of any outstanding award requires consent of the affected holder. The incentive award plan will terminate on the earlier of the expiration of ten years from the date that it is adopted by our board of directors or the expiration of ten years from the date it is approved by our stockholders. The incentive award plan will be submitted for the approval of our stockholders within one year after the date of our board or directors’ initial adoption of the incentive award plan. Awards may be made prior to such stockholder approval, but such awards may not be exercisable or vest prior to such stockholder approval, and if such approval has not been timely obtained, all awards previously granted will be canceled.

      The incentive award plan also provides that no participant in the plan will be permitted to acquire, or will have any right to acquire, shares thereunder if such acquisition would be prohibited by the stock ownership limits contained in our charter or by any other provision thereof.

      We intend to file with the Securities and Exchange Commission a Registration Statement on Form S-8 covering the shares of our common stock issuable under the incentive award plan.

Employment Agreements

      We have entered into employment agreements, effective as of the consummation of this offering, with Messrs. Maguire, Gilchrist and Lucas. The employment agreements provide for Mr. Maguire to serve as our Co-Chief Executive Officer, Mr. Gilchrist to serve as our Co-Chief Executive Officer and President, and Mr. Lucas to serve as our Executive Vice President and Chief Financial Officer. Under the employment agreements with Messrs. Maguire and Gilchrist, we will use our best efforts to cause Mr. Maguire to be nominated and elected as Chairman of our board of directors and Mr. Gilchrist to be nominated and elected as a member of our board of directors.

      The employment agreements with Messrs. Maguire and Gilchrist have a term of five years and the employment agreement with Mr. Lucas has a three-year term. Each employment agreement provides for automatic one-year extensions thereafter, unless either party provides at least 60 days’ notice of non-renewal.

      The employment agreements provide for:

•	an annual base salary of $150,000 for Mr. Maguire, $450,000 for Mr. Gilchrist and $400,000 for Mr. Lucas, subject to increase in accordance with our normal executive compensation practices;

•	eligibility for annual cash performance bonuses under our incentive bonus plans based on the satisfaction of performance goals established in accordance with the terms of such plans;

•	in the case of Mr. Gilchrist, a lump-sum payment of $1,250,000, payable as soon as practicable following the consummation of this offering, which is intended to mitigate tax obligations associated with the vesting of restricted stock;

•	participation in other incentive, savings and retirement plans applicable generally to our senior executives; and

•	medical and other group welfare plan coverage and fringe benefits provided to our senior executives.

      Mr. Gilchrist’s annual bonus will range from 50% to 200% of his base salary, with a target of 100%, and will be at least 100% of his base salary for the first two years of his employment term. Mr. Lucas’ annual bonus will range from 50% to 150% of his base salary, with a target of 100%, and will be at least 100% of his base salary for the first year of his employment term. These bonus provisions will apply until the earliest to occur of:

•	the first material modification of such bonus plan (within the meaning of Section 162(m) of the Code);

•	the expiration of such bonus plan;

•	the first meeting of stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which this offering is consummated; or

•	such other date required by Section 162(m) of the Code.

      In addition, subject to our adoption and our stockholders’ approval of our incentive award plan, upon the consummation of this offering, Mr. Gilchrist and Mr. Lucas will be granted $8,750,000 and $1,000,000 worth of restricted stock (valued at the initial public offering price), respectively, at a purchase price equal to the par value per share, provided that the aggregate purchase price for Mr. Gilchrist’s shares will not exceed $17,500 and the aggregate purchase price for Mr. Lucas’ shares will not exceed $2,000. Mr. Gilchrist will also be entitled to a full tax gross-up relating to the vesting of the first $2,500,000 of his restricted stock grant. Mr. Lucas will be entitled to a full tax gross-up relating to his $1,000,000 restricted stock grant. $3,750,000 worth of Mr. Gilchrist’s restricted stock will vest on the date of the consummation of this offering, and $1,000,000 worth of his restricted stock will vest on each of the first five anniversaries of such date. Mr. Lucas’ restricted stock will vest in cumulative equal annual installments on each of the first three anniversaries of the consummation of this offering.

      Mr. Lucas’ employment agreement also provides that upon the consummation of this offering, subject to our adoption and our stockholders’ approval of our incentive award plan, Mr. Lucas will receive a non-qualified stock option to purchase 500,000 shares of Maguire Properties, Inc.’s common stock at an exercise price per share equal to the initial public offering price of a share of Maguire Properties, Inc.’s common stock. Mr. Lucas’ stock option will vest in full on the third anniversary of the consummation of this offering.

      Mr. Lucas’ employment agreement provides that he will receive a signing bonus of $200,000, payable in two equal installments of $100,000 on July 1, 2003 and July 1, 2004. Mr. Lucas will also be entitled to reimbursement by us for certain costs and expenses in connection with his relocation to Los Angeles, up to $          .

      The employment agreements provide that, if an executive’s employment is terminated by us without “cause” or by the executive for “good reason” prior to a “change in control” (each as defined in the applicable employment agreement), the executive will be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

•	a lump-sum cash payment equal to 200% (150% in the case of Mr. Lucas) of the sum of his then-current annual base salary plus average bonus over the prior three years;

•	his prorated annual bonus for the year in which the termination occurs;

•	in the case of Mr. Lucas, any unpaid portion of his signing bonus;

•	health benefits for two years (18 months in the case of Mr. Lucas) following the executive’s termination of employment at the same cost to the executive as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer; and

•	outplacement services at our expense.

      Under the employment agreements, we have agreed to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Code. However, if a reduction in the payments and benefits of 10% or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount, and we will not be required to make the gross-up payment. Each of Messrs. Maguire, Gilchrist and Lucas will also be entitled to a full tax gross-up relating to any additional social security withholding resulting from his simultaneous employment by us, our operating partnership and our services company.

      Each employment agreement provides that, if the executive’s employment is terminated by us without cause or by the executive for good reason within two years (one year in the case of Mr. Lucas) after a “change in control” (as defined in the applicable employment agreement) or, in the case of Mr. Maguire or Mr. Gilchrist, by the executive for any reason within 30 days after the one-year anniversary of the change of control, then the executive will receive the above benefits and payments as though the executive’s employment was terminated without cause or for good reason, except that the lump-sum cash severance payment multiple will be 300% in the case of Messrs. Maguire and Gilchrist and 200% in the case of Mr. Lucas. The period during which the executive will be entitled to continued health insurance coverage will be increased accordingly. In addition, all stock options held by the executive will become fully exercisable and all restricted stock held by such executive will become fully vested.

      Each employment agreement also provides that the executive or his estate will be entitled to certain severance benefits in the event of his death or disability.

      The employment agreements also contain standard confidentiality provisions which apply indefinitely and non-solicitation provisions which will apply during the term of the employment agreements and for a two-year period thereafter (one year in the case of Mr. Lucas).

      We have also entered into employment agreements, effective as of the consummation of this offering, with Messrs. Allen and Lammas. The employment agreements provide for Mr. Allen to serve as our Senior Vice President and Regional Chief Operating Officer and Mr. Lammas to serve as our Senior Vice President, General Counsel and Secretary.

      The employment agreements with Messrs. Allen and Lammas provide that their employment with us is “at-will” and may be terminated by either the executive or us upon at least 30 days advance written notice, subject to certain obligations by us to provide certain payments and benefits upon certain types of terminations, as more fully described below.

      The employment agreements provide for:

•	an annual base salary of $275,000 for Mr. Allen and $250,000 for Mr. Lammas, subject to increase in accordance with our normal executive compensation practices;

•	eligibility for annual cash performance bonuses under our incentive bonus plan based on the satisfaction of performance goals established in accordance with the terms of such plan;

•	participation in other incentive, savings and retirement plans applicable generally to similarly situated executives; and

•	medical and other group welfare plan coverage and fringe benefits provided to similarly situated executives.

      Mr. Allen’s target annual bonus will initially be 70% of his base salary and his maximum annual bonus will initially be 100% of his base salary. Mr. Lammas’ target annual bonus will initially be 50% of his base salary and his maximum annual bonus will initially be 75% of his base salary. Mr. Lammas’ employment agreement also provides for an additional lump-sum cash payment of $250,000 as soon as practicable following the consummation of this offering.

      Under the terms of Mr. Lammas’ employment agreement, subject to adoption by us and approval by our stockholders of our incentive award plan, we will grant Mr. Lammas, effective as of the consummation of this offering, $250,000 worth of restricted stock (valued at the initial public offering price) which will vest immediately in full upon the consummation of this offering. In addition, provided that Mr. Lammas’ employment has not terminated, we will, upon the earlier to occur of (i) the date on which we make our annual grants to similarly situated executives under our incentive award plan for the year following the year in which we consummate this offering or (ii) the first anniversary of the consummation of this offering, grant Mr. Lammas $1,500,000 worth of restricted stock (valued at the fair market value, as determined under our incentive award plan, as of the date of grant). 20% of such shares will vest on the date of grant and, subject to Mr. Lammas’ continued employment, an additional 20% of such shares will vest on each of the first, second, third and fourth anniversaries of the date of grant.

      The employment agreements also provide that each executive is entitled to a full tax gross-up relating to any additional social security withholding resulting from his simultaneous employment by us, our operating partnership and our services company.

      Mr. Allen’s employment agreement provides that if his employment is terminated by us without “cause” (as defined in his employment agreement), then, subject to his execution and non-revocation of a general release of claims, Mr. Allen will be entitled to receive a lump-sum cash severance payment equal to the greater of $315,000 or 100% of his then-current annual base salary.

      Under the terms of Mr. Lammas’ employment agreement, if his employment is terminated by us without “cause” (as defined in his employment agreement), then, subject to his execution and non-revocation of a general release of claims, Mr. Lammas will be entitled to receive a lump-sum cash severance payment consisting of 100% of his then-current annual base salary plus 100% of his maximum annual bonus (assuming that he had remained employed) for the year in which the termination of employment occurs plus, in the event such termination of employment occurs prior to the first anniversary of the consummation of this offering, $300,000. In the event Mr. Lammas’ employment is terminated by us without cause following the date of grant of his $1,500,000 restricted stock award, an additional 20% of the shares subject to such award will vest immediately if such termination of employment occurs within the first six months after the immediately preceding vesting date and an additional 40% of the shares subject to such award will vest immediately if such termination of employment occurs more than six months following the immediately preceding vesting date but prior to the next subsequent vesting date.

      The employment agreements also contain standard confidentiality provisions which apply indefinitely and non-solicitation provisions which will apply during the term of the employment agreements and for a one-year period thereafter.

Noncompetition Agreements

      We intend to enter into noncompetition agreements with each of Messrs. Maguire and Gilchrist, effective as of the consummation of this offering, under which they covenant that they will not (i) conduct, directly or indirectly, any business involving real property development, acquisition, sale or management, whether such business is conducted by them individually or as principal, partner, officer, director, consultant, employee, stockholder or manager of any person, partnership, corporation, limited liability company or any other entity; or (ii) own interests in real property which are competitive, directly or indirectly, with any business carried on by us or our successors, subsidiaries and affiliates.

      Mr. Maguire will be bound by his noncompetition covenant for so long as he is our Co-Chief Executive Officer or the Chairman of our board of directors and for a one-year “tail” period thereafter, unless his employment is terminated by us without “cause” or by him with “good reason” (in each case, as defined in his employment agreement) or by him for any reason on or within 30 days after the one year anniversary of a “change in control” (as defined in his employment agreement) of our company, in which case his covenant not to compete will lapse on the earlier of the one year anniversary of his termination and the date on which he ceases to receive any severance payments or benefits from us under his employment agreement. In addition, Mr. Maguire’s covenant not to compete with us will contain certain exceptions, including Mr. Maguire’s:

•	ownership, entitlement, development, financing, management, leasing, marketing, entitlement, sale, transfer or exchange of any of his interests in any of the option properties and excluded properties, so long as we have the exclusive right to develop or manage those properties (other than the Water’s Edge project, which is managed by Equity Office Properties Trust, and the senior housing project located at 740 South Olive Street in the LACBD, which is managed by a non-profit entity);

•	direct or indirect passive ownership of interests in certain Playa Vista and Commerce Square (an office development in Philadelphia, Pennsylvania) properties and entities and Maguire/ Thomas Partners — Master Investments, LLC;

•	direct or indirect ownership of up to five percent of the outstanding equity interests of any public company;

•	activities related to residential real estate; and

•	during the one-year “tail” period only, conduct of business or ownership of property in geographical areas other than the areas in which we conduct business.

      Mr. Gilchrist will be bound by his noncompetition covenant for so long as he is employed by us and for a one-year “tail” period thereafter, unless his employment is terminated by us without “cause” or by him with “good reason” (in each case, as defined in his employment agreement) or by him for any reason on or within 30 days after the one-year anniversary of a “change in control” (as defined in his employment agreement) of our company, in which case his covenant not to compete will lapse on the earlier of the one-year anniversary of his termination and the date on which he ceases to receive any severance payments or benefits from us under his employment agreement. In addition, Mr. Gilchrist’s covenant not to compete with us will contain certain exceptions, including Mr. Gilchrist’s:

•	passive ownership interest in two entities that do or may compete directly with us, Commonwealth Partners and Maguire/ Thomas Partners — Master Investments, LLC;

•	direct or indirect ownership of up to five percent of the outstanding equity interests of any public company; and

•	activities related to residential real estate.

Indemnification Agreements

      We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide that:

•	If a director or executive officer is a party or is threatened to be made a party to any proceeding, other than a proceeding by or in the right of our company, by reason of such director’s or executive officer’s status as a director, officer or employee of our company, we must indemnify such director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty,

•	the director or executive officer actually received an improper personal benefit in money, property or other services, or

•	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe that his or her conduct was unlawful.

•	If a director or executive officer is a party or is threatened to be made a party to any proceeding by or in the right of our company to procure a judgment in our company’s favor by reason of such director’s or executive officer’s status as a director, officer or employee of our company, we must indemnify such director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or

•	the director or executive officer actually received an improper personal benefit in money, property or other services;

provided, however, that we will have no obligation to indemnify such director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, if it has been adjudged that such director or executive officer is liable to us with respect to such proceeding.

•	Upon application of a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if:

•	the court determines that such director or executive officer is entitled to indemnification under the applicable section of the MGCL, in which case the director or executive officer shall be entitled to recover from us the expenses of securing such indemnification; or

•	the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer has met the standards of conduct set forth in the applicable section of the MGCL or has been adjudged liable for receipt of an improper personal benefit under the applicable section of the MGCL; provided, however, that our indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or in the right of our company or in which the officer or director shall have been adjudged liable for receipt of an improper personal benefit under the applicable section of the MGCL.

•	Notwithstanding, and without limiting, any other provisions of the agreements, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer or employee of our company, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

•	We must pay all indemnifiable expenses in advance of the final disposition of any proceeding if the director or executive officer furnishes us with a written affirmation of the director’s or executive officer’s good faith belief that the standard of conduct necessary for indemnification by our company has been met and a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

•	We must pay all indemnifiable expenses to the director or executive officer within 20 calendar days following the date the director or executive officer submits proof of the expenses to us.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Compensation Committee Interlocks and Insider Participation

      There are no compensation committee interlocks and none of our employees participates on the compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

      Messrs. Maguire, Gilchrist and Allen, who are directors and/or officers of our company and/or related entities, are parties to contribution agreements with our operating partnership pursuant to which they will contribute their direct or indirect interests in the property entities and other specified assets and liabilities to the operating partnership in exchange for units, the assumption of liabilities, certain sales restriction on our properties and debt maintenance covenants. See “Structure and Formation of Our Company — Formation Transactions.” In addition, in connection with the formation transactions, Messrs. Maguire, Gilchrist and Allen will receive other material benefits. See “Structure and Formation of Our Company — Benefits to Related Parties.”

Partnership Agreement

      Concurrently with the completion of this offering, we will enter into the partnership agreement with the various limited partners of our operating partnership. See “Description of the Partnership Agreement of Maguire Properties, L.P.” Messrs. Maguire, Gilchrist and Allen, who are directors and/or executive officers of our company, or entities related to them, will be limited partners of our operating partnership.

Registration Rights

      As limited partners of our operating partnership, Messrs. Maguire, Gilchrist and Allen, and entities related to them, will receive registration rights with respect to shares of our common stock acquired by them in connection with their exercise of redemption/exchange rights under the partnership agreement. See “Shares Eligible for Future Sale — Registration Rights.”

Employment Agreements

      We have entered into employment and noncompetition agreements with our executive officers as described in “Management — Employment Agreements” and “— Noncompetition Agreements” that will become effective upon the consummation of this offering. These agreements provide for restricted stock awards, option awards, cash bonuses and tax gross-ups, among other matters.

Indemnification of Officers and Directors

      We have entered into an indemnification agreement with each of our executive officers and directors as described in “Management — Indemnification Agreements.”

Option Agreements

      We have entered into option agreements with entities controlled by Mr. Maguire granting our operating partnership the right to acquire each of the option properties or interests therein. These option agreements also give our operating partnership a right of first refusal with respect to each option property or interest therein for the longer of the option term and the term of Mr. Maguire’s non-competition agreement. See “Business and Properties — Description of Option Properties.”

Management, Leasing and Development Agreements

      Through our services company, we intend to enter into management and/or leasing agreements with the entities that own each of the option properties and a garage at 17th & Grand Avenue in the LACBD. Mr. Maguire directly or indirectly owns a controlling or material interest in each of these entities. Under the terms of these agreements, our services company will provide property management, operating, maintenance, repair and/or leasing services to each of these properties in return for a fee equal to 3% of the annual gross revenues generated by each such property (for purposes of determining this fee, the calculation of annual gross revenues will exclude revenues from security deposits, prepaid rents, reimbursements, proceeds from insurance claims, litigation recoveries, tax refunds and proceeds from capital events), and/or standard leasing commissions, plus reimbursement of actual direct costs and expenses incurred by us. Our services company will hire employees to perform certain of these services and will receive certain administrative services from our operating partnership pursuant to a separate agreement. The management agreements between us and the entities that own the option properties are coterminous with our options to purchase these properties. The management agreement between us and the entity that owns the 17th & Grand Avenue garage will terminate if and when Mr. Maguire no longer owns an interest in that property or is no longer bound by his noncompetition agreement with us. See “Business and Properties — Description of Option Properties,” “— Excluded Properties” and “Management — Noncompetition Agreements.”

      If, under any of the management agreements between our services company and the property entities that own certain option properties, our services company would be required to actively supervise and/or perform significant work on a development or capital improvement project, we or one of our affiliates and each of the property entities that is a party to any such agreement will enter into a separate development agreement. Under any such development agreement, we or one of our affiliates will be engaged as an independent contractor to arrange, supervise, coordinate and carry out all services necessary for the development of such project in accordance with plans and budgets to be provided by such property entities in exchange for a development fee equal to           , plus reimbursement of actual direct costs and expenses incurred by us. In addition, we will be required to unconditionally guarantee to the property entities that are party to any such development agreement the lien free construction and completion of the project in accordance with approved plans the payment, without right of reimbursement, of all development, construction and related costs of the project in excess of the project budget. The obligation of the applicable property entities to engage us or our affiliates as a developer with respect to a development or capital improvement project will be coterminous with the management agreements under which such obligations arise.

Property and Liability Insurance

      The properties in our existing portfolio and the option and excluded properties which are owned or controlled by Mr. Maguire are collectively insured under a blanket property, liability, fire, extended coverage, earthquake, terrorism and rental loss insurance policy that expires on March 31, 2003. See “Business and Properties — Insurance” and “Risk Factors — Risks Related to Our Properties and Our Business — Potential losses may not be covered by insurance.”

Other Related Party Transactions

      Mr. Maguire’s daughter, Robin Maguire, serves as a consultant to our company from time to time. Ms. Maguire’s employment is at will. In exchange for her services, Ms. Maguire receives consulting fees (not expected to exceed $60,000 in 2003) and employee benefits.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

      The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

      We will conduct all of our investment activities through our operating partnership and its affiliates. Our investment objectives are to provide quarterly cash distributions and achieve long-term capital appreciation through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of the properties and our acquisition and other strategic objectives, see “Business and Properties.”

      We expect to pursue our investment objectives primarily through the ownership by our operating partnership of the properties and other acquired properties. We currently intend to invest primarily in developments of office and commercial properties and acquisitions of existing improved properties or properties in need of redevelopment and acquisitions of land which we believe has development potential. Future investment or development activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

      We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

      Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be in acquired properties incurred in connection with acquiring or refinancing these investments. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

      While our current portfolio consists of, and our business objectives emphasize, equity investments in commercial real estate, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

      Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

Dispositions

      We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in the best interest of our stockholders. For example, as discussed above in “Business and Properties — Business and Growth Strategies,” we may sell partial interests in our stabilized properties to institutional investors to raise low-cost equity capital that we can reinvest in higher-yielding investments. Any decision to dispose of a property will be made by our board of directors. Certain directors and executive officers who hold units may have their decision as to the desirability of a proposed disposition influenced by the tax consequences to them resulting from the disposition of a certain property. In addition, we may be prohibited from disposing of certain properties by the sale restriction provisions of the contribution agreements of Mr. Maguire, an entity in which Mr. Maguire and Mr. Gilchrist own an interest and certain entities related and unrelated to them. See “Structure and Formation of Our Company — Description of Contribution Agreements, Sales Limitations and Debt Guarantees” and “— Conflict of Interest Policies.”

Financing Policies

      Our board of directors has adopted a policy of limiting our indebtedness to approximately 60% of our total market capitalization. Since this ratio is based upon market values of equity, it will fluctuate with changes in the price of our common stock; however, we believe that this ratio provides an appropriate indication of leverage for a company whose assets are primarily real estate. We expect that our debt total market capitalization ratio upon consummation of this offering will be approximately      % (     % if the underwriters’ overallotment option is exercised in full). Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, we may increase or decrease our debt to total market capitalization ratio beyond the limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our stockholders. See “Risk Factors — Risks Related to Our Properties and Our Business — Our debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Conflict of Interest Policies

      Sale or Refinancing of Properties. Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions and on the repayment of indebtedness, certain unitholders, including our Chairman and Co-Chief Executive Officer, Mr. Maguire, and our Co-Chief Executive Officer, President and Director, Mr. Gilchrist could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

      While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness (subject in each case to our obligations to Mr. Maguire and related entities and to an entity in which Mr. Maguire and Mr. Gilchrist have an interest under the sales restrictions and debt maintenance covenants described above under the caption “Structure and Formation of Our Company — Description of Contribution Agreements, Sales Limitations and Debt Guarantees”) any such decision would require the approval of our board of directors. As directors, Mr. Maguire and Mr. Gilchrist will have substantial influence with respect to any such decision, and such influence could be exercised in a manner inconsistent with the interests of some, or a majority, of our stockholders, including in a manner which could prevent completion of a property sale or the repayment of indebtedness. However, subject to our compliance with the sale restriction provisions, the limited partners of our operating partnership have agreed that in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to our operating partnership by acting in the best interests of our stockholders. See “Description of the Partnership Agreement of Maguire Properties, L.P.”

      Policies Applicable to All Directors and Officers. We have adopted certain policies that are designed to eliminate or minimize certain potential conflicts of interest. In addition, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts. We have adopted a policy that, without the approval of a majority of the independent directors, we will not exercise our options to purchase the option properties.

      However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

      Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of its directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:

•	the material facts relating to the common directorship or interest and as to the transaction are disclosed to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the material facts relating to the common directorship or interest and as to the transaction are disclosed to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

      Furthermore, under Maryland law (where our operating partnership is formed), we, as general partner, have a fiduciary duty to our operating partnership and, consequently, such transactions also are subject to the duties of care and loyalty that we, as general partner, owe to limited partners in our operating partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). We will adopt a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Business Opportunities

      Pursuant to Maryland law, each director is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him and that we reasonably could be expected to have an interest in pursuing. After the formation transactions, Mr. Maguire will continue to own interests in certain other properties. We will not have any interest in these properties. See “Business and Properties — Excluded Properties.”

Policies With Respect To Other Activities

      We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Maguire Properties, L.P.,” we expect, but are not obligated, to issue common stock to holders of units upon exercise of their redemption rights. Except in connection with the formation transactions, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Securities — Preferred Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. We have not made any loans to third parties, although we may in the future make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Operating Partnership

      Following the consummation of this offering and the formation transactions, substantially all of our assets will be held by, and our operations run through, our operating partnership. We will contribute the net proceeds of this offering to our operating partnership. Other individuals and entities who will contribute interests in the properties or the property entities, or contributors, will own the remaining units and be limited partners of our operating partnership. Our interest in our operating partnership will entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to certain approval and voting rights of the other limited partners described more fully below in “Description of the Partnership Agreement of Maguire Properties, L.P.” Our board of directors will manage the affairs of our company by directing the affairs of our operating partnership.

      Beginning on or after the date which is 14 months after the consummation of this offering, limited partners of our operating partnership have the right to require our operating partnership to redeem part or all of their units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the ownership limits set forth in our charter and described under the section entitled “Description of Securities — Restrictions on Transfer.” With each redemption of units, we increase our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses. See “Description of the Partnership Agreement of Maguire Properties, L.P.”

Our Services Company

      In order to realize income from our hotels, the Solana health club and certain non-standard tenant services (such as concierge and valet services) that might otherwise adversely affect our ability to qualify as a REIT for federal income tax purposes going forward, we will lease our hotels and the Solana health club to, and we will provide these services through, our services company subsidiary, which will elect, together with us, to be treated as our taxable REIT subsidiary. See “Federal Income Tax Considerations — Taxation of our Company — Asset Tests” and “— Ownership of Interests in Taxable REIT Subsidiaries.” Our services company will be 100% owned by our operating partnership. Through our indirect equity interest in our services company, we expect to receive substantially all of the net cash flow from our services company’s operations. Because a taxable REIT subsidiary is subject to regular federal income tax, and state and local income tax where applicable, as a regular C corporation, the income earned by our taxable REIT subsidiary generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Consolidation of Ownership of Certain Properties Prior to the Formation Transactions

      Through various transactions prior to this offering and the formation transactions, the Maguire Organization consolidated its ownership of four of the properties in our portfolio — KPMG Tower, Library Tower, Gas Company Tower and 808 South Olive garage.

      KPMG Tower. In September 2002, the Maguire Organization purchased Wells Fargo’s indirect 49.99% equity interests in KPMG Tower for $13.0 million and recapitalized the property entity. This acquisition and recapitalization was financed with funds from a $232.0 million mortgage ($37.0 million of which will be repaid in connection with this offering) from Deutsche Bank AG Cayman Island Branch described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” As a result of this acquisition, the Maguire Organization became the fee simple owner of KPMG Tower.

      Library Tower. In March 2002, Delacourt Properties, Inc.’s 75% equity interest in Library Tower was acquired for $111.7 million and concurrently, an affiliate of Credit Suisse First Boston, one of our joint book-running managers, made a $56.0 million preferred equity investment. This acquisition was financed with funds from a $59.6 million senior secured mezzanine loan and a $50.0 million junior secured mezzanine loan from affiliates of our joint book-running manager Credit Suisse First Boston Corporation and a preferred equity investment by an affiliate of Credit Suisse First Boston Corporation. A portion of the senior secured mezzanine loan and all of the junior secured mezzanine loan were subsequently sold to affiliates of Salomon Smith Barney Inc. Each of the Library Tower senior and junior secured mezzanine loans will be fully repaid, and the preferred equity investment redeemed in connection with this offering. See “— Refinancing Transactions” below and “Use of Proceeds.”

      Gas Company Tower/ 808 South Olive Garage. In December 2000, the Maguire Organization acquired from Dai-Ichi Life Property Holdings Inc., or Dai-Ichi, all of Dai-Ichi’s interest in each of Gas Company Tower and 808 South Olive garage. The acquisition was made in connection with a court-approved settlement of three inter-related bankruptcy cases that commenced on September 10, 1998 relating to Gas Company Tower. The reorganizations were precipitated by an impasse between Dai-ichi and the Maguire Organization property entities when Dai-ichi refused to consent to a refinancing of the existing project indebtedness. The Maguire Organization entities entered into settlement agreements with each of Dai-ichi and the project lender. Under the Dai-ichi settlement, the Maguire Organization acquired Dai-ichi’s interests in Gas Company Tower and 808 South Olive garage for approximately $99.7 million, plus the assumption of the project debt. All interest on the project loan was paid on a current basis during the bankruptcy proceedings and all principal on the project loan was fully repaid with the proceeds of a $46.8 million mortgage and two mezzanine loans aggregating $285.0 million from affiliates of Credit Suisse First Boston Corporation that were also used to finance the acquisition of Dai-ichi’s interests. These mortgage and mezzanine loans will be fully repaid with proceeds of this offering, borrowings under our revolving credit facility, restricted cash released upon consummation of this offering and funds from the transactions described under “— Refinancing Transactions” below. See “Use of Proceeds.”

Refinancing Transactions

      We are currently in negotiations with an institutional lender for a complete refinancing of the secured indebtedness that currently encumbers Library Tower, Gas Company Tower and 808 South Olive garage. Under these refinancing transactions, which we expect to close concurrently with this offering, our affiliates that own 100% of the fee simple interests in Library Tower and Gas Company Tower are expected to enter into:

•	a $225.0 million senior mortgage loan secured by a first mortgage lien on Library Tower and related improvements and fixtures;

•	a $20.0 million secured mezzanine loan secured by our membership interests in the entity that owns the 100% fee simple interest of Library Tower;

•	a $220.0 million senior mortgage loan secured by a first mortgage lien on Gas Company Tower and related improvements and fixtures; and

•	a $65.0 million secured mezzanine loan secured by our membership interests in the entity that owns the 100% fee simple interest of Gas Company Tower.

With a portion of the net proceeds of these loans and this offering, borrowings under our revolving credit facility and restricted cash released upon consummation of this offering, we expect to repay an aggregate of $299.4 million of secured mortgage and mezzanine debt currently encumbering Library Tower, and an aggregate of $331.8 million of secured mortgage and mezzanine debt currently encumbering Gas Company Tower and 808 South Olive garage. See “Use of Proceeds.”

Formation Transactions

      Each property that will be owned by us or in which we will own an interest at the completion of this offering is currently owned by a partnership or limited liability company, or property entity, in which the Maguire Organization owns an interest. The other direct or indirect investors in the property entities include current employees, or persons formerly affiliated with the Maguire Organization, as well as lenders or their affiliates, private investors and tenants who are not affiliated with the Maguire Organization.

      Prior to or simultaneously with the completion of this offering, we will engage in the formation transactions described below, which are designed to consolidate the ownership of the properties in our portfolio and a substantial majority of our commercial real estate business into our operating partnership and our services company, facilitate this offering, enable us to raise necessary capital to repay existing indebtedness related to certain of the properties in our portfolio, enable us to qualify as a REIT for federal income tax purposes commencing with the taxable year ending December 31, 2002 and preserve the tax position of certain continuing investors. Pursuant to the formation transactions:

•	Maguire Properties, Inc. was formed as a Maryland corporation on June 26, 2002.

•	Our operating partnership was organized as a Maryland limited partnership on June 26, 2002.

•	Our services company was formed as a Maryland corporation on August 15, 2002.

•	We will sell shares of our common stock in this offering and an additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership.

•	Our operating partnership and other affiliates expect to enter into the refinancing transactions and a $350 million unsecured revolving credit facility prior to or concurrently with the completion of the other formation transactions.

•	Pursuant to separate option, contribution or purchase and sale agreements, our operating partnership will acquire direct and indirect interests in the property entities as well as acquire certain assets and assume specified liabilities, including contingent liabilities of the management, leasing and development business of the Maguire Organization. The aggregate estimated consideration to be given by our operating partnership for these interests, assets and liabilities is approximately $385.7 million, comprised of $145.4 million to be paid in cash (including $84.8 million to redeem a preferred equity interest in a property entity held by an affiliate of Credit Suisse First Boston Corporation), units having a value of $211.3 million ( units) and the assumption of approximately $29.0 million of indebtedness and other obligations (which we expect to be repaid with proceeds of this offering). The aggregate book value of the interests and assets to be transferred to our operating partnership is approximately negative $216.0 million.

•	Prior to contribution to our operating partnership of the property entity owning the Solana property, we expect that property entity to distribute to an entity owned by Mr. Maguire the 322-acre development parcel adjacent to the Solana property, subject to encumbrance by a $21.5 million mortgage, the proceeds of which will be used to pay down existing indebtedness encumbering the Solana property.

•	We expect that our operating partnership will use approximately $1,012.4 million of the net proceeds of this offering, the refinancing transactions, borrowings under our revolving credit facility and restricted cash released upon consummation of this offering to repay existing indebtedness and $57.1 million to pay prepayment penalties and exit fees, including amounts to be paid to affiliates of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., our joint book-running managers. See “Use of Proceeds.”

•	The current employees of the Maguire Organization will become employees of our company, our operating partnership and/or our services company.

•	Our operating partnership will enter into option agreements with entities controlled by Mr. Maguire giving our operating partnership the right to acquire the option properties or interests in the option properties, including the distributed Solana development land parcel. Concurrent with the consummation of this offering, we will enter into development, management and/or leasing agreements with respect to each of the option properties and one excluded property. See “Business and Properties — Description of Option Properties.” In consideration of the services to be provided under each of these agreements, we will receive market rate fees and commissions.

Description of Contribution Agreements, Sales Limitations and Debt Guarantees

      We will acquire interests in the property entities (through our operating partnership) pursuant to contribution agreements, option agreements or purchase and sale agreements with the individuals or entities that hold those interests. Each acquisition is subject to all of the terms and conditions of the applicable contribution agreement, option agreement or purchase and sale agreement, including the completion of this offering. The contributors, optionors or sellers will transfer their interests in the property entities to our operating partnership (or another of our subsidiaries) for cash or units. We will assume or succeed to all of the contributors’, optionors’ and sellers’ rights, obligations and responsibilities with respect to the properties and the property entities.

      The contribution agreements, option agreements and purchase and sale agreements generally contain representations by the contributors, optionors or sellers only with respect to the ownership of their interests and certain other limited matters. Mr. Maguire and entities controlled by him, however, have made representations and warranties to our operating partnership with respect to the condition and operations of the properties and interests to be acquired by us and certain other matters. Mr. Maguire and such entities have agreed to indemnify our operating partnership for breach of such representations and warranties for one year after the consummation of this offering, subject to certain thresholds and up to a maximum of $20 million. Mr. Maguire and entities controlled by him have pledged units to our operating partnership with a value, based on the price per share of our common stock in this offering, equal to $20 million, in order to secure their indemnity obligation, and such units are the sole recourse of our operating partnership in the case of a breach of representation or warranty or other claim for indemnification.

      In addition, under the contribution agreements of Mr. Maguire and related entities, an entity in which Mr. Maguire and Mr. Gilchrist have an interest, and the contribution agreements of others, we have agreed not to directly or indirectly, sell, exchange or otherwise dispose of (whether by way of merger, sale of assets or otherwise) in a taxable transaction any interest in Gas Company Tower, Library Tower, Solana and KPMG Tower until the ninth anniversary of the consummation of this offering (or up to the twelfth anniversary if Mr. Maguire and related entities continue to own 50% or more of the units received by them in the formation transactions and pursuant to an option agreement related to an option property) and Plaza Las Fuentes and our interest in Wells Fargo Tower until the seventh anniversary of the consummation of this offering (or up to the tenth anniversary if Mr. Maguire and related entities continue to own 50% or more of the units received by them in the formation transactions and pursuant to an option agreement related to an option property). These properties in the aggregate represent 94.9% of our annualized rent. These sales restrictions will not apply to the disposition of a restricted property if:

•	such disposition qualifies as a like-kind exchange under Section 1031 of the Code or an involuntary conversion under Section 1033 of the Code, or other transaction, in each case that does not result in the recognition of taxable income or gain to the contributor; provided, that:

•	in the event of a disposition of a restricted property under Section 1031 or 1033 of the Code, or pursuant to another tax deferred transaction, any property or property interest acquired in exchange shall be subject to the same restrictions as the property or interests disposed;

•	if a restricted property is transferred to another entity in a transaction in which gain or loss is not recognized, the interest of our operating partnership in such entity shall thereafter be considered a restricted property, and if the acquiring entity’s disposition of such restricted property would cause the contributor to recognize gain or loss, the transferred restricted property shall still be considered a restricted property; and

•	in the event of a merger or consolidation involving our operating partnership and an entity that qualifies for taxation as a “partnership” for federal income tax purposes, the successor partnership shall have agreed in writing for the benefit of the contributor that the sales restrictions shall continue to apply with respect to each restricted property; or

•	with respect to the contributor, the adjusted taxable basis of the applicable restricted property has increased in the hands of our operating partnership to fair market value as a result of a taxable disposition of units or otherwise such that a taxable disposition of such restricted property by our operating partnership would not result in the allocation of taxable gain to the contributor pursuant to Section 704(c) of the Code.

Were we to violate the provisions of the sale restrictions, we could be required to pay monetary damages for the resulting harm to Mr. Maguire and other contributors, and we have acknowledged that a calculation of damages based solely on the time value of money would not be an adequate remedy for any violation by us of these obligations. In addition, the agreements containing the sales restrictions do not include a bar on equitable remedies, were Mr. Maguire or another contributor to seek to enjoin a violation by us of such agreements. Under Mr. Maguire’s and related entities’ contribution agreements, we agreed to use commercially reasonable efforts to make $443.8 million of indebtedness available for guarantee by Mr. Maguire and entities related to him until the ninth anniversary of the consummation of this offering (or up to twelfth anniversary if Mr. Maguire and related entities continue to own 50% or more of the units received by them in the formation transactions and pursuant to option agreements related to the option properties). Under the contribution agreement of an entity in which Messrs. Maguire and Gilchrist each have an interest, we agreed to use commercially reasonable efforts to make available for guarantee by such entity $65.0 million of indebtedness on the same basis as Mr. Maguire. We also have agreed to make an additional $83.0 million in indebtedness available for guarantee by other parties on the same basis as Mr. Maguire.

Consequences of this Offering and the Formation Transactions

      Upon completion of this offering and the formation transactions:

•	Our operating partnership will indirectly own a fee simple interest in all properties, other than Wells Fargo Tower, in which it will own a 58% membership interest, Glendale Center, in which it will own a 30% membership interest (which for the six months ended June 30, 2002 constituted approximately a 16% interest in net income), and Plaza Las Fuentes, in which it will hold a 100% leasehold interest. See “Business and Properties — Description of Existing Portfolio — Los Angeles Central Business District Office Properties — Wells Fargo Tower,” “— Tri-Cities Office Properties — Glendale Center” and “— Tri-Cities Office Properties — Plaza Las Fuentes.”

•	We will be the sole general partner of our operating partnership and will own % of the units therein.

•	Purchasers of our common stock in this offering will own % of our outstanding shares of our common stock, or % on a fully diluted basis assuming the exchange of all units for shares of our common stock.

•	We expect to have total consolidated indebtedness of approximately $762.0 million (including $12.0 million, which is reflected in “losses and distributions in excess of investments in unconsolidated entities and loans payable to such entities” in our pro forma financial statements), and our proportionate share of unconsolidated indebtedness will be $85.2 million.

      The following diagram depicts our ownership structure and the ownership structure of our operating partnership upon completion of this offering and the formation transactions. Our operating partnership will own the various properties depicted below directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings:

Maguire Properties, Inc. Structure

(1)	Excludes units issuable with respect to stock options that have been granted but are not yet exercisable.

(2)	Substantially all of the limited partnership interest will be held by our officers and directors.

(3)	Reflects legal ownership only and disregards preferential distribution rights held by BankAmerica Realty Services, Inc. and a distribution participation right held by Disney Enterprises. After giving effect to these rights and preferences, our interest in net income for the six months ended June 30, 2002 was approximately 16%. Our interest in net income may fluctuate in the future depending on operating performance. See “Business and Properties — Description of Existing Portfolio — Tri-Cities Office Properties — Glendale Center.”

Determination and Valuation of Ownership Interests

      We will succeed to the ownership of each of the properties in our portfolio or our interests therein based upon a value for such property determined by us. Our valuation as a whole has been determined based primarily upon a multiple of estimated funds from operations attributable to all of our assets, including our development and management business. We have not obtained independent third-party appraisals, valuations or fairness opinions in connection with the formation transactions. Accordingly, there can be no assurance that the fair market value of the units issued to contributors will not exceed the fair market value of the interests in the property entities and other assets acquired by us in the formation transactions. See “Risk Factors — Risks Related to Our Properties and Our Business — We have not obtained recent appraisals of the properties in connection with this offering and the consideration paid for them may exceed their fair market value.”

      Based on the issuance of                      shares of our common stock in this offering, we will hold a           % ownership interest in our operating partnership and the contributors will hold a           % ownership interest in our operating partnership. If the underwriters’ overallotment option is exercised in full, we will hold a           % ownership interest in our operating partnership and the contributors will hold a           % ownership interest in our operating partnership.

Benefits to Related Parties

      Certain of our affiliates will realize certain material benefits in connection with the formation transactions and this offering, including the following:

•	Mr. Maguire will receive:

•	a 20.5% beneficial interest in our company after giving effect to grants of restricted common stock and the exchange of units for common stock, but excluding options that have been granted but are not yet exercisable, comprised of units (with a value of $ million) in exchange for the contribution of his interests in the property entities;

•	the distribution to him or entities controlled by him of the 322-acre Solana land parcel, subject to a new $21.5 million mortgage that will continue to encumber the parcel and to our operating partnership’s option to acquire such land;

•	the release of guarantees to repay, personally and on behalf of various Maguire Organization entities, approximately $ million of indebtedness that will be repaid with the proceeds of this offering and the refinancing transactions and $ million of indebtedness that will remain outstanding after this offering;

•	our commitment not to directly or indirectly sell, exchange or otherwise dispose of any interest in four of our properties in a taxable transaction until the ninth anniversary of the closing of the formation transactions (or up to the twelfth anniversary if Mr. Maguire and related entities retain ownership of 50% or more of the units received by them in the formation transactions and pursuant to option agreements) and two other properties until the seventh anniversary of the closing of the formation transactions (or up to the tenth anniversary if Mr. Maguire and related entities retain ownership of 50% or more of the units received by them in the formation transactions and pursuant to option agreements);

•	our commitment to use commercially reasonable efforts until the ninth anniversary of the closing of the formation transactions (or up to the twelfth anniversary if Mr. Maguire and related entities retain ownership of 50% or more of the units received by them in the formation transactions and pursuant to option agreements) to make $508.8 million of indebtedness available for guarantee by

Mr. Maguire and related entities (including $65.0 million by an entity in which Mr. Maguire and Mr. Gilchrist each have an interest, as discussed below);

•	the benefit of management, leasing and development services provided by our services company to each of the entities that owns the option properties and the entity that owns the excluded garage property located in the LACBD at 17th & Grand Avenue, each of which is directly or indirectly controlled by Mr. Maguire, under management agreements that we believe contain fair market terms and conditions;

•	the benefit of a management agreement under which our services company will oversee Mr. Maguire’s interests in the excluded senior housing project located at 740 South Olive Street in the LACBD and which we believe contains fair market terms and conditions;

•	a release by us with respect to all claims, liabilities, damages and obligations related to his ownership of the property entities and employment with the Maguire Organization which exist at the closing of the formation transactions, other than breaches by him or entities related to him, as applicable, of the employment agreement, non-competition agreement, contribution agreements and option agreements entered into by him and these entities in connection with the formation transactions;

•	an employment agreement providing him with salary, bonus and other benefits, including, potentially, severance upon a termination of his employment under certain circumstances; and

•	indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against him as an officer or director.

•	Our senior officers and directors, other than Mr. Maguire, will receive:

•	an aggregate estimated 2.6% beneficial interest in our company after giving effect to grants of restricted common stock and the exchange of units for common stock, but excluding options that have been granted but are not yet exercisable, comprised of units (with a value of $ million) in exchange for the contribution of certain officers’ and directors’ interests in the property entities and shares of restricted stock with a value of $12.5 million ( shares) that will be issued pursuant to employment agreements with certain of our officers and other key employees, and $6.5 million in cash bonuses and tax gross-ups primarily intended to mitigate employee tax obligations associated with vested restricted stock grants, including:

•	in the case of an entity in which Mr. Maguire and Mr. Gilchrist have an interest, in exchange for the contribution of its interests in the property entities, (i) a 0.1% beneficial interest in our company on a fully diluted basis, comprised of units, (ii) our commitment not to directly or indirectly sell, exchange or otherwise dispose, in a taxable transaction, of four of our properties until the ninth anniversary of the closing of the formation transactions (or up to the twelfth anniversary if Mr. Maguire and related entities and such entity each retain ownership of 50% or more of the units received by them in the formation transactions and pursuant to option agreements) and two other properties until the seventh anniversary of the closing of the formation transactions (or up to the tenth anniversary if Mr. Maguire and such entity each retain ownership of 50% or more of the units received by them in the formation transactions and pursuant to option agreements), except that such properties may be sold notwithstanding these restrictions if Mr. Maguire consents to the sale, and (iii) until the ninth anniversary of the closing of the formation transactions (or up to the twelfth anniversary of Mr. Maguire and related entities and such entity each retain ownership of 50% or more of the units received by them in the formation transactions and pursuant to option agreements), our commitment to use commercially reasonable efforts to make $65.0 million of indebtedness of our operating partnership available for guarantee by such entity on the same basis as Mr. Maguire;

•	in the case of Mr. Gilchrist, (i) shares of restricted stock with a value of $8,750,000 ( shares), (ii) a $1,250,000 cash bonus payable as soon as practicable after the consummation of this offering and (iii) a tax gross-up of approximately $2.5 million to cover his tax obligations with respect to the vesting of the first $2.5 million of his restricted stock grant;

•	in the case of Mr. Lucas, (i) shares of restricted stock with a value of $1.0 million ( shares) and (ii) a full tax gross-up of approximately $1.0 million paid over the period during which his restricted stock vests to cover his tax obligations with respect to the vesting of his $1.0 million restricted stock grant;

•	in the case of Mr. Allen, units (with a value of $ million) in exchange for the contribution of his interests in the property entities;

•	in the case of Mr. Lammas, (i) shares of restricted stock with a value of $250,000 ( shares) and (ii) a $250,000 cash bonus payable as soon as practicable after the consummation of this offering that is intended to mitigate his tax obligations associated with vested restricted stock grants; and

•	in the case of certain other senior officers, (i) units (with a value of $ million) in exchange for the contribution of their interests in the property entities, (ii) shares of restricted stock with a value of $ ( shares) and (iii) a $2,525,000 in cash bonuses payable as soon as practicable after the consummation of this offering that are intended to mitigate their respective tax obligations associated with vested restricted stock grants;

•	options granted under our incentive award plan to Mr. Lucas with an exercise price per share equal to the initial public offering price, which will vest in full on the third anniversary of this offering;

•	a release by us of certain senior officers and directors who are party to contribution agreements (including Mr. Gilchrist and Mr. Allen) with respect to all claims, liabilities, damages and obligations related to their ownership of the property entities and/or their employment with the Maguire Organization which exist at the closing of the formation transactions, other than breaches by them or entities related to them, as applicable, of the employment agreements, non-competition agreements and contribution agreements entered into by them and these entities in connection with the formation transactions;

•	employment agreements providing for salary, bonus and other benefits, including, potentially, severance in certain events of termination of employment; and

•	indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against them as officers or directors.

•	Persons holding units as a result of the formation transactions, including Mr. Maguire, will have rights:

•	beginning 14 months after the completion of this offering, to cause our operating partnership to redeem their units for cash, or, at our election, to exchange their units for shares of our common stock on a one-for-one basis; and

•	beginning 14 months after the completion of this offering, to cause us to register shares of our common stock that may be issued in exchange for their units. See “Description of Securities,” “Description of the Partnership Agreement of Maguire Properties, L.P.,” and “Shares Eligible for Future Sale — Registration Rights.”

DESCRIPTION OF THE

PARTNERSHIP AGREEMENT OF MAGUIRE PROPERTIES, L.P.

      We have summarized the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of Maguire Properties, L.P. which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part.

Management of Our Operating Partnership

      Our operating partnership, Maguire Properties, L.P., is a Maryland limited partnership that was formed on June 26, 2002. We are the sole general partner of our operating partnership and conduct substantially all of our business in or through it. As sole general partner of our operating partnership, we exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can cause our operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings and cause changes in its line of business, capital structure and distribution policies, subject to certain limited exceptions. Limited partners may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. Certain restrictions under the partnership agreement restrict our ability to engage in a business combination as more fully described in “— Termination Transactions” below.

      The limited partners of our operating partnership expressly acknowledged that we, as general partner of our operating partnership, are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively. We are under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership and subject to agreements with certain limited partners, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders. We are not liable to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, except as may be provided in the agreements with certain limited partners; provided, that we have acted in good faith.

      The partnership agreement provides that all our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and that our operating partnership must be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT.

Transferability of Interests

      Except in connection with a transaction described in “— Termination Transactions” below, we may not voluntarily withdraw from our operating partnership, or transfer or assign our interest in our operating partnership, without the consent of the holders of a majority of the limited partnership interests. The limited partners have agreed not to sell, assign, encumber or otherwise dispose of their units without our consent for the 14-month period following the consummation of this offering, other than to us, to an affiliate of the transferring limited partner, to other original limited partners, to immediate family members, to a trust for the benefit of a charitable beneficiary, or to a lending institution as collateral for a bona fide loan. After the 14-month period following the consummation of this offering, any transfer of units by the limited partners, except to the parties specified above, will be subject to a right of first refusal by us and must be made only to “accredited investors” as defined under Rule 501 of the Securities Act.

Amendments of the Partnership Agreement

      Amendments to the partnership agreement may be proposed by us or by limited partners owning at least 25% of the units held by limited partners.

      Generally, the partnership agreement may be amended with the approval of partners holding 66 2/3% of all outstanding units (including the units held by us). Certain amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, alter the interest of a limited partner in profits or losses or the right to receive any distributions, materially alter or modify the redemption rights described below, alter the tax protection provisions in agreements executed with certain limited partners described under the caption “Structure and Formation of Our Company — Description of Contribution Agreements, Sales Limitations and Debt Guarantees” must be approved by each limited partner that would be adversely affected by such amendment. Notwithstanding the foregoing, we, as general partner, will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

•	add to our obligations as general partner or surrender any right or power granted to us as general partner;

•	reflect the issuance of additional units or the admission, substitution, termination or withdrawal or partners in accordance with the terms of the partnership agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	satisfy any requirements, conditions or guidelines of federal or state law; or

•	reflect changes that are reasonably necessary for us to maintain our status as a REIT.

Certain provisions affecting our rights and duties as general partner (e.g., restrictions relating to certain termination transactions involving us or our operating partnership) may not be amended without the approval of a majority or, in certain instances, a supermajority of the units not held by us.

Distributions to Unitholders

      The partnership agreement provides that holders of units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests.

Redemption/ Exchange Rights

      Limited partners have the right, commencing on or after the date which is 14 months after the consummation of this offering, to require our operating partnership to redeem part or all of their units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. We presently anticipate that we will elect to issue shares of our common stock in exchange for units in connection with each redemption request, rather than having our operating partnership redeem the units for cash. With each redemption or exchange, we increase our percentage ownership interest in our operating partnership. Commencing on or after the date which is 14 months after the consummation of this offering, limited partners who hold units may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed the ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors as described under the section entitled “Description of Securities — Restrictions on Transfer.”

Issuance of Additional Units, Common Stock or Convertible Securities

      As sole general partner, we have the ability to cause the operating partner to issue additional units representing general and limited partnership interests. These additional units may include preferred limited partnership units. In addition, we may issue additional shares of our common stock or convertible securities, but only if we cause our operating partnership to issue to us partnership interests or rights, options, warrants or convertible or exchangeable securities of our operating partnership having designations, preferences and other rights, so that the economic interests of our operating partnership’s interests issued are substantially similar to the securities that we have issued.

Tax Matters

      We are the tax matters partner of our operating partnership and, as such, we have authority to make tax elections under the Code on behalf of our operating partnership.

Allocations of Net Income and Net Losses to Partners

      The net income or net loss of our operating partnership will generally be allocated to us and the limited partners in accordance with our respective percentage interests in our operating partnership. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations. See “Federal Income Tax Considerations — Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

Operations

      The partnership agreement provides that we will determine and distribute the net operating cash revenues of our operating partnership, as well as the net sales and refinancing proceeds, quarterly, pro rata in accordance with the partners’ percentage interests.

      The partnership agreement provides that our operating partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our operating partnership.

Termination Transactions

      The partnership agreement provides that we may not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of our assets or any reclassification or any recapitalization or change in outstanding shares of our common stock (a “termination transaction”), unless, in connection with a termination transaction, we obtain the consent of at least 50% of the partners of our operating partnership and either:

•	all limited partners will receive, or have the right to elect to receive, for each unit an amount of cash, securities, or other property equal to the product of:

•	the number of shares of our common stock into which each unit is then exchangeable, and

•	the greatest amount of cash, securities or other property paid to the holder of one share of our common stock in consideration of one share of our common stock pursuant to the termination transaction, provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of units will receive, or will have the right to elect to receive, the greatest amount of cash, securities, or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer; or

•	the following conditions are met:

•	substantially all of the assets of the surviving entity are held directly or indirectly by our operating partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with our operating partnership;

•	the holders of units own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•	the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable to those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the limited partners may exchange their interests in the surviving partnership for either the consideration available to the common limited partners pursuant to the first paragraph in this section, or if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

Term

      Our operating partnership will continue in full force and effect until December 31, 2102, or until sooner dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

      To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith, fraud or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

      Similarly, we, as general partner of our operating partnership, and our officers, directors, agents or employees, are not liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as we acted in good faith.

PRINCIPAL STOCKHOLDERS

      The following table sets forth the beneficial ownership of shares of our common stock and shares of common stock into which units are exchangeable immediately following the consummation of this offering and the formation transactions for (i) each person who is expected to be the beneficial owner of 5% or more of the outstanding common stock immediately following the consummation of this offering, (ii) directors, proposed directors and the executive officers, and (iii) directors, proposed directors and executive officers as a group. This table assumes that (i) the formation transactions and this offering are completed and (ii) the underwriters’ overallotment option will not be exercised. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold shares of common stock as opposed to units is set forth in the footnotes below. Unless otherwise indicated, the address of each named person is c/o Maguire Properties, Inc., 555 West Fifth Street, Suite 5000, Los Angeles, California 90013.

	Number of Shares		Percent of
	and Units	Percent of	All Shares
Name of Beneficial Owner	Beneficially Owned	All Shares(1)	and Units(2)

Robert F. Maguire III(3)		20.9%	20.6%
Richard I. Gilchrist(4)		1.3	1.0
Dallas E. Lucas(5)		*	*
W. Tom Allen(6)		*	*
Mark T. Lammas(7)		*	*
Andrea L. Van de Kamp		N/A	N/A
Walter L. Weisman		N/A	N/A
All directors, director nominees and executive officers as a group (7 persons)		22.2%	22.0%

*	Less than one percent.

(1)	Assumes shares of our common stock outstanding immediately following this offering. In addition, amounts for individuals assume that all units held by the person are exchanged for shares of our common stock, and amounts for all directors and officers as a group assume all units held by them are exchanged for shares of our common stock. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the units held by other persons are exchanged for shares of our common stock.

(2)	Assumes a total of shares of common stock and units outstanding immediately following this offering shares of common stock and units, which may be exchanged for cash or shares of common stock under certain circumstances).

(3)	Represents units expected to be issued in the formation transactions. Includes units expected to be issued in the formation transactions that are held by an entity in which Messrs. Maguire, Gilchrist and others have shared voting and investment power, of which units Mr. Maguire disclaims beneficial ownership in the 45% of such units in which he has no pecuniary interest.

(4)	Represents restricted stock with a value of $8,750,000 ( shares) and units expected to be issued in the formation transactions. All units are held by an entity in which Messrs. Maguire, Gilchrist and others have shared voting and investment power, of which units Mr. Gilchrist disclaims beneficial ownership in the 90% of such units in which he has no pecuniary interest.

(5)	Represents shares of restricted common stock with a value of $1,000,000 expected to be issued upon consummation of this offering.

(6)	Represents units expected to be issued in the formation transactions.

(7)	Represents shares of restricted common stock with a value of $250,000 expected to be issued upon consummation of this offering.

DESCRIPTION OF SECURITIES

      The following summary of the terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

      Our charter provides that we may issue up to 100,000,000 shares of our common stock, $.01 par value per share or, common stock, and 50,000,000 shares of preferred stock, $.01 par value per share, or preferred stock. Our charter authorizes our board of directors to increase the number of authorized shares without stockholder approval. Upon completion of this offering,             shares of our common stock and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations.

Common Stock

      All shares of our common stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock if, as and when authorized by our board of directors out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company.

      Subject to the provisions of our charter regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

      Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

      Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter does not provide for a lesser percentage in these situations. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary of a corporation can transfer all of its assets without a vote of the corporation’s stockholders.

      Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

      Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase Authorized Stock and Issue Additional Shares of our Common Stock and Preferred Stock

      We believe that the power of our board of directors to increase the number of authorized shares of stock, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholder or otherwise be in their best interest.

Restrictions on Transfer

      In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

      Our charter contains restrictions on the ownership and transfer of our common stock which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock. We refer to this restriction as the “ownership limit.” A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our common stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our common stock.

      The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby subject the common stock to the applicable ownership limit.

      Our board of directors may, in its sole discretion, waive the ownership limit with respect to a particular stockholder if it:

•	determines that such ownership will not cause any individual’s beneficial ownership of shares of our common stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT; and

•	determines that such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant or that any such ownership would not cause us to fail to qualify as a REIT under the Code.

      As a condition of our waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.

      In connection with the waiver of the ownership limit or at any other time, our board of directors may decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our common stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our common stock equals or falls below the decreased ownership limit, but any further acquisition of our common stock in excess of such percentage ownership of our common stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer stockholders to beneficially own more than 49% in value of our outstanding common stock.

      Our charter provisions further prohibit:

•	any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our common stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

      Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our common stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing resolutions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

      Pursuant to our charter, if any purported transfer of our common stock or any other event would otherwise result in any person violating the ownership limits or such other limit as permitted by our board of directors, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the ownership limit (rounded up to the nearest whole). That number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by our board of directors, then our charter provides that the transfer of the excess shares will be void.

      Shares of our common stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our common stock at market price, the last reported sales price reported on the New York Stock Exchange on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our common stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares our common stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such common stock will be paid to the charitable beneficiary.

      If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee or owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the New York Stock Exchange on the trading day immediately preceding the relevant date) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.

      The trustee shall be designated by us and shall be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

      Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

      However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

      Any beneficial owner or constructive owner of shares of our common stock and any person or entity (including the stockholder of record) who is holding shares of our common stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our common stock and any person or entity (including the stockholder of record) who is holding shares of our common stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our common stock on our status as a REIT and to ensure compliance with the ownership limit, or as otherwise permitted by our board of directors.

      All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

      These ownership limits could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock and preferred stock is                     .

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

      The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Classification of Our Board of Directors

      Our bylaws provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number permitted under the MGCL nor more than 15. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.

      Pursuant to our charter, our board of directors is divided into three classes of directors. The initial terms of the first, second and third classes will expire in 2003, 2004 and 2005, respectively. Beginning in 2003, directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by our stockholders. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

      The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of our company, even though a tender offer or change of control might be in the best interest of our stockholders.

Removal of Directors

      Our charter provides that a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the provision in our bylaws authorizing our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except upon the existence of cause for removal and a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

      Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation, an interested stockholder, or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. Our board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it. However, pursuant to the statute, our board of directors has by resolution opted out of these provisions of the MGCL and, consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us any interested stockholder of ours. As a result, anyone who later becomes an interested stockholder may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the super-majority vote requirements and the other provisions of the statute.

Control Share Acquisitions

      The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

      A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

      The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

      Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Amendment to Our Charter

      Our charter, including its provisions on classification of our board of directors and removal of directors, may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Dissolution of Our Company

      The dissolution of our company must be approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

      Our bylaws provide that:

•	with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

•	with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our board of directors may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

      The provisions of our charter on classification of our board of directors and removal of directors and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our company’s board of directors were to opt in to the business combination provisions of the MGCL or if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

      Our charter and the partnership agreement provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time.

      The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

      Our charter provides that, to the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no director or officer shall be liable to us or our stockholders for money damages. Our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

      The MGCL requires a corporation (unless its charter provides otherwise, which our company’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty.

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

      The partnership agreement provides that we, as general partner, and our officers and directors are indemnified to the fullest extent permitted by law. See the discussion in this prospectus under the section entitled “Description of the Partnership Agreement of Maguire Properties, L.P. — Indemnification and Limitation of Liability.”

      Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

      We have entered into an indemnification agreement with each of our executive officers and directors as described in “Management — Indemnification Agreements.”

SHARES ELIGIBLE FOR FUTURE SALE

General

      Upon completion of this offering, based upon an offering at the midpoint of the range set forth on the front cover of this prospectus, we expect to have outstanding                      shares of our common stock (                     shares if the underwriters’ overallotment option is exercised in full) including                      shares of restricted stock issued to our officers, directors and employees in consideration of their services as officers, directors and/or employees of our company. In addition,                      shares of our common stock are reserved for issuance upon exchange of units.

      Of these shares, the                      shares sold in this offering (                     shares if underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining                      shares issued to our officers, directors and employees plus any shares purchased by affiliates in this offering and the shares of our common stock owned by affiliates upon conversion of units will be “restricted shares” as defined in Rule 144.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering ( shares if the underwriters exercise their overallotment option in full); or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

      In connection with the formation transactions, our operating partnership will issue an aggregate of                      units to contributors of interests in the property entities. Beginning on or after the date which is 14 months after the consummation of this offering, limited partners of our operating partnership have the right to require our operating partnership to redeem part or all of their units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the ownership limits set forth in our charter and described under the section entitled “Description of Securities — Restrictions on Transfer.” See “Description of the Partnership Agreement of Maguire Properties, L.P.”

Registration Rights

      We have granted those persons with a direct or indirect interest in the property entities who will receive units in the formation transactions certain registration rights with respect to the shares of our common stock that may be acquired by them in connection with the exercise of the redemption/exchange rights under the partnership agreement. These registration rights require us to seek to register all such shares of our common stock effective as of that date which is 14 months following completion of this offering. We will bear expenses incident to our registration requirements under the registration rights, except that such expenses shall not include any underwriting fees, discounts or commissions or any out-of-pocket expenses of the persons exercising the redemption/exchange rights or transfer taxes, if any, relating to such shares.

Stock Options and Incentive Award Plan

      We intend to adopt the 2002 Incentive Award Plan of Maguire Properties, Inc., Maguire Properties Services, Inc. and Maguire Properties, L.P., which provides for the grant to employees, directors and consultants of our company, our services company and our operating partnership (and their respective subsidiaries) of stock options, restricted stock and other incentive awards. We intend to issue                      stock options and $12,525,000 of restricted stock (                     shares) to officers, directors and key employees immediately after this offering, and have reserved an additional                      shares of our common stock for issuance under the plan.

      We anticipate that we will file a registration statement with respect to the shares of our common stock issuable under the incentive award plan following the consummation of this offering. Shares of our common stock covered by this registration statement, including shares of our common stock issuable upon the exercise of options or restricted shares of our common stock, will be eligible for transfer or resale without restriction under the Securities Act.

Lock-up Agreements and Other Contractual Restrictions on Resale

      In addition to the limits placed on the sale of shares of our common stock by operation of Rule 144 and other provisions of the Securities Act, (i) Mr. Maguire and our other senior officers and directors have agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible into common stock (including units) owned by them at the completion of this offering or thereafter acquired by them for a period of one year after the completion of this offering without the consent of both Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., and (ii) we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. for a period of one year after the date of this prospectus, subject to certain limited exceptions set forth in “Underwriting.” At the conclusion of the one-year period referenced in clause (i) above, common stock issued upon the subsequent exchange of units may be sold by Mr. Maguire and our other senior officers and directors in the public market once registered pursuant to the registration rights described above.

FEDERAL INCOME TAX CONSIDERATIONS

      The following summary of material federal income tax considerations regarding our company and this offering of our common stock is based on current law, is for general information only and is not tax advice. The information in this section is based on:

•	the Code;

•	current, temporary and proposed Treasury regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. The statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

      You are urged to consult your tax advisor regarding the specific tax consequences to you of:

•	the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences of such an acquisition, ownership and sale or other disposition;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

      General. We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2003. We believe that we are organized and will operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2003, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code. Accordingly, no assurance can be given that we will be organized or be able to operate in a manner so as to qualify or remain qualified as a REIT. See “— Failure to Qualify.”

      The sections of the Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code, and these rules and regulations.

      Latham & Watkins has acted as our tax counsel in connection with this offering of our common stock and our election to be taxed as a REIT. Upon the consummation of this offering, Latham & Watkins will render to us an opinion to the effect that, commencing with our taxable year ending December 31, 2003, we have been organized in conformity with the requirements for qualification and taxation as a REIT, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations to be made by us in one or more factual certificates to be provided by one or more of our officers. Latham & Watkins will have no obligation to update its opinion subsequent to its date. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “— Failure to Qualify.”

      If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that generally results from investment in a C corporation. A C corporation is generally a corporation required to pay full corporate-level tax. Double taxation generally means taxation that occurs once at the corporate-level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•	Third, if we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property.

•	Fifth, if we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to a pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (B) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	Sixth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of such gain assume that we will refrain from making an election under Treasury regulation Section 1.337(d)-7T, so we will be treated in this manner on our tax return for the year in which we acquire an asset from a C corporation.

•	Eighth, we will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of our company to any of our tenants. See “— Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by our taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations.

      Requirements for Qualification as a Real Estate Investment Trust. The Code defines a “REIT” as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year; and

(7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

      The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

      We believe that we will be organized, will operate and will issue sufficient shares of our common stock with sufficient diversity of ownership pursuant to this offering of our common stock to allow us to satisfy conditions (1) through (7) inclusive. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described in “Description of Securities — Restrictions on Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See the section below entitled “— Failure to Qualify.”

      In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We will have a calendar taxable year.

      Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be. Also, the REIT will be deemed to be entitled to the income of the partnership or limited liability company attributable to its proportionate share of the assets of that entity. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company in which it owns an interest, are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies and their partners or members below in “— Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.” We have control of our operating partnership and the subsidiary partnerships and limited liability companies and intend to continue to operate them in a manner consistent with the requirements for our qualification as a REIT. In the future, we may be a limited partner or non-managing member in some of our partnerships and limited liability companies. If such a partnership or limited liability company were to take actions which could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless entitled to relief, as described below.

      We may acquire 100% of the stock of one or more corporations that are qualified REIT subsidiaries. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its stock and it is not a taxable REIT subsidiary. A qualified REIT subsidiary will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as our assets, liabilities and such items (as the case may be) for all purposes of the Code, including the REIT qualification tests. For this reason, references in “Federal Income Tax Considerations” to our income and assets should be understood to include the income and assets of any qualified REIT subsidiary we own. Income of a qualified REIT subsidiary will not be subject to federal income tax. Our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than five percent of the value of our total assets, as described below in “— Asset Tests.”

      Ownership of Interests in Taxable REIT Subsidiaries. A taxable REIT subsidiary is a corporation other than a REIT in which we directly or indirectly hold stock, and that has made a joint election with us to be treated as taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary in which we own an interest owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to regular federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by our company if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. Our services company has elected, together with us, to be treated as our taxable REIT subsidiary. See “— Asset Tests.” Although we do not currently hold an interest in any other taxable REIT subsidiary, we may acquire securities in one or more additional taxable REIT subsidiaries in the future.

      Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or from certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

      Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either (i) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space or (ii) the property is a qualified lodging facility and such property is operated on behalf of the taxable REIT subsidiary by a person who is an independent contractor and certain other requirements are met;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non- customary services will, however, be nonqualified income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% REIT gross income test.

      We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent the failure will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT. For example, because our services company will lease more than 10% of the space at Solana, the rent paid by our services company for the Solana health club will not qualify as rents from real property.

      Income we receive which is attributable to the rental of parking spaces at the properties will constitute rents from real property for purposes of the REIT gross income tests if the services provided with respect to the parking facilities are performed by independent contractors from whom we derive no income, either directly or indirectly, or by a taxable REIT subsidiary. We believe that the income we receive that is attributable to parking facilities will meet these tests and, accordingly, will constitute rents from real property for purposes of the REIT gross income tests.

      Pursuant to the Plaza Las Fuentes and Solana hotel leases, our services company leases from our operating partnership the hotels at Plaza Las Fuentes and Solana. In order for the rent payable under these leases to constitute “rents from real property,” the leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the Plaza Las Fuentes and Solana hotel leases are true leases depends on an analysis of all the surrounding facts and circumstances. In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

      We believe that the Plaza Las Fuentes and Solana hotel leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	our operating partnership and our services company intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements;

•	our services company has the right to the exclusive possession, use, and quiet enjoyment of the hotels during the terms of the applicable leases;

•	our services company bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities and structural elements, and generally dictates how the hotels are operated, maintained, and improved;

•	our services company bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the terms of the applicable leases, other than ;

•	our services company benefits from any savings in the costs of operating the hotels during the terms of the applicable leases;

•	our services company generally will indemnify our operating partnership against all liabilities imposed on our operating partnership during the terms of the Plaza Las Fuentes and Solana hotel leases by reason of (1) injury to persons or damage to property occurring at the hotels or (2) our services company’s use, management, maintenance, or repair of the hotels;

•	our services company is obligated to pay substantial fixed rent for the period of use of the hotels;

•	our services company stands to incur substantial losses or reap substantial gains depending on how successfully it operates the hotels; and

•	the rent under the Plaza Las Fuentes and Solana hotel leases is equal to the arm’s-length rental for the terms of the applicable leases.

      Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Plaza Las Fuentes and Solana hotel leases that discuss whether such leases constitute true leases for federal income tax purposes. If the Plaza Las Fuentes and Solana hotel leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that our operating partnership receives as rent from our services company, or our services company’s gross revenues, may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we may not be able to satisfy either the 75% or 95% gross income test and, as a result, could lose our REIT status.

      In addition, as stated above, for rents we receive to qualify as “rents from real property,” we must not own, actually or constructively, 10% or more of the stock of a corporate lessee or 10% or more of the interests in the assets or net profits of a non-corporate lessee. However, this rule will not apply to our leases of the Plaza Las Fuentes and Solana hotels provided we lease the hotels to a taxable REIT subsidiary like our services company, and provided the following requirements are satisfied:

•	The Plaza Las Fuentes and Solana hotels must be “qualified lodging facilities.” A qualified lodging facility is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis. Further, no wagering activities may be conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A qualified lodging facility includes amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

•	The Plaza Las Fuentes and Solana hotels must be operated on behalf of our services company by a person who qualifies as an “eligible independent contractor,” which means that (i) such person cannot own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the REIT’s shares, (ii) no person or group of persons owning, directly or indirectly (taking into account constructive ownership rules), 35% or more of the REIT’s outstanding shares may own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the ownership interests in the contractor, and (iii) while the statutory language is unclear on this point, the REIT may not be able to derive any income from the contractor or bear the expenses of the contractor, other than expenses of operating the facility under the management contract. Further, the independent contractor (or a person related to the independent contractor) must be actively engaged in the trade or business of operating “qualified lodging facilities” for any person that is not related to us or our services company.

      We formed our services company in part to act as the lessee of the Plaza Las Fuentes and Solana hotels. We believe that the Plaza Las Fuentes and Solana hotels constitute “qualified lodging facilities” and that our services company will engage an “eligible independent contractor” from whom we do not derive any income, to operate and manage the hotels on behalf of our services company. Thus, we believe that the rents we will derive from our services company with respect to the Plaza Las Fuentes and Solana hotel leases (but not the Solana health club lease) will qualify for this exception to the related party rent rule.

      Our services company will provide certain services in exchange for a fee or derive other income which would not qualify under the REIT gross income tests. Such fees and other income will not accrue to us, but we will derive our allocable share of dividend income from our services company through our interest in our operating partnership. Such dividend income qualifies under the 95%, but not the 75%, REIT gross income test. Our operating partnership expects to provide management and administrative services to our services company, limited liability companies in which we own an interest, the option properties and other properties. The fees derived by our operating partnership as a result of the provision of such services may be non-qualifying income to us under both the 95% and 75% REIT income tests. We will monitor the amount of the dividend income from our services company and fee income earned by our operating partnership, and will take actions intended to keep this income, and any other non-qualifying income, within the limitations of the REIT income tests. While we expect these actions to prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

      If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally accrue or receive exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “— Taxation of Our Company — General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income.

      Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

      Penalty Tax. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are received by a REIT for services customarily furnished or rendered in connection with the rental of real property;

•	amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	the taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	rents paid to the REIT by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost of furnishing the service.

While we believe that the fees paid to our services company for tenant services will be set at arm’s-length rates, our services company may provide tenant services which do not satisfy any of the safe-harbor provisions described above. We also believe that the rent paid by our services company to our operating partnership pursuant to the Plaza Las Fuentes and Solana hotel leases and the Solana health club lease reflect arm’s-length charges. Nevertheless, these determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be subject to a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid, and on the portion of the hotel or health club rent determined to be a redetermined deduction, i.e., the excess of the rent paid over the arm’s-length rental amount.

      Asset Tests. At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, certain “straight debt” securities. Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

      Our operating partnership owns 100% of the stock of our services company. We are considered to own our pro rata share of our service company’s stock because we own interests in our operating partnership. Our services company will elect, together with us, to be treated as our taxable REIT subsidiary. So long as our services company qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, 10% voting securities limitation or 10% value limitation with respect to our ownership of its stock. We may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries does not exceed, and believe that in the future it will not exceed, 20% of the aggregate value of our gross assets. To the extent that we own an interest in an issuer that does not qualify as a REIT, a qualified REIT subsidiary, or a taxable REIT subsidiary, we believe that the value of the securities of any such issuer has not exceeded 5% of the total value of our assets. Moreover, with respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer has complied with the 10% voting securities limitation and 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

      The asset tests must be satisfied not only on the last day of the calendar quarter in which we, directly or through our operating partnership, acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in our operating partnership. For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption/exchange rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, including an increase in our interest in our operating partnership, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

      Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

      Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

      We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our stockholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential — i.e., every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on that amount at regular ordinary and capital gain corporate tax rates, as applicable. We intend to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

      We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

      Under some circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

      Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

      Like-Kind Exchanges. We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Qualify

      If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

      General. All of our investments will initially be held indirectly through our operating partnership. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships for federal income tax purposes. In general, entities that are classified as partnerships for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax thereon, without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our proportionate share of the foregoing items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies. See “— Taxation of Our Company.”

      Entity Classification. Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as a partnership (or disregarded entity), as opposed to an association taxable as a corporation for federal income tax purposes. If our operating partnership, or a subsidiary partnership or limited liability company, were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests. See “— Taxation of Our Company — Asset Tests” and “— Income Tests.” This, in turn, would prevent us from qualifying as a REIT. See “— Failure to Qualify” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in our operating partnership’s or a subsidiary partnership’s or limited liability company’s status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

      Treasury regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise organized as a corporation and which has at least two members, an “eligible entity,” may elect to be taxed as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. Our operating partnership and each of our other partnerships and limited liability companies intend to claim classification as a partnership under the final regulations. As a result, we believe these entities will be classified as partnerships for federal income tax purposes. In addition, upon the consummation of this offering, Latham & Watkins will render an opinion to the effect that the operating partnership will be treated for federal income tax purposes as a partnership and not as a corporation or association taxable as a corporation or as a publicly traded partnership. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations to be made by us in one or more factual certificates to be provided by one or more of our officers. Latham & Watkins will have no obligation to update its opinion subsequent to its date.

      Allocations of Income, Gain, Loss and Deduction. The partnership agreement generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each such unitholder. Certain limited partners have agreed to guarantee debt of our operating partnership, either directly or indirectly through an agreement to make capital contributions to our operating partnership under limited circumstances. As a result of these guarantees or contribution agreements, and notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of units, such limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us.

      If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated under this section of the Code.

      Tax Allocations with Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Appreciated property will be contributed to our operating partnership in exchange for interests in our operating partnership in connection with the formation transactions. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code. Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We and our operating partnership have agreed to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to our operating partnership. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of our operating partnership (i) will cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “— Taxation of our Company — Requirements for Qualification as a Real Estate Investment Trust” and “— Annual Distribution Requirements.” In addition, if the tax litigation described below is resolved in an unfavorable manner, our depreciation deductions would be reduced further. To the extent our depreciation is reduced, or our gain on sale is increased, shareholders may recognize additional dividend income without an increase in distributions. To the extent we acquire an option property in exchange for units, we have also agreed to use the “traditional method” to account for book-tax differences with respect to such property.

We and our operating partnership have not yet decided what method will be used to account for book-tax differences for other properties acquired by our operating partnership in the future.

      Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

      Tax Litigation. Certain entities which will be acquired by our operating partnership in the formation transactions are involved in tax litigation. See “Business and Properties — Legal Proceedings” above for a description of the tax litigation. If these matters are resolved in favor of the IRS, the depreciation deductions available to our operating partnership will be reduced. While this would increase our taxable income and earnings and profits without a corresponding interest in our cash flow, we do not expect that this would have a material effect on our ability to satisfy the REIT distribution requirements.

Federal Income Tax Considerations for Holders of Our Common Stock

      The following summary describes the principal United States federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary deals only with common stock held as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts,

•	insurance companies,

•	tax-exempt organizations,

•	“S” corporations,

•	regulated investment companies and real estate investment trusts,

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States,

•	dealers in securities or currencies,

•	persons holding our common stock as a hedge against currency risks or as a position in a straddle, or

•	United States persons whose functional currency is not the United States dollar.

      If a partnership holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

      If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

      When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for United States federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation, partnership, limited liability company or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury regulations provide otherwise;

•	is an estate the income of which is subject to United States federal income taxation regardless of its source;

•	or is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

      If you hold shares of our common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder.”

Taxation of Taxable U.S. Stockholders Generally

      Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations.

      To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis which each U.S. stockholder has in his shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted tax basis in his shares will be taxable as capital gains, provided that the shares have been held as a capital asset, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

      Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset, to the extent that such gains do not exceed our actual net capital gain for the taxable year. Depending on the characteristics of the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

      Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

      Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we so elect, a U.S. stockholder generally would:

•	include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be prescribed by the IRS.

      Dispositions of Our Common Stock. If a U.S. stockholder sells or disposes of its shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss will be capital if it has held the common stock as a capital asset. This gain or loss will be long-term capital gain or loss if it has held the common stock for more than one year. In general, if a U.S. stockholder recognizes loss upon the sale or other disposition of our common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss, to the extent the stockholder received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

      We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of 30% (subject to reduction in future years) with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “— Taxation of Non-U.S. Stockholders.”

Taxation of Tax Exempt Stockholders

      Provided that a tax-exempt stockholder, except certain tax-exempt stockholders described below, has not held its shares as “debt financed property” within the meaning of the Code and the shares are not otherwise used in its trade or business, dividend income from us and gain from the sale of our shares will not be unrelated business taxable income to a tax-exempt stockholder. Generally, “debt financed property” is property, the acquisition or holding of which was financed through a borrowing by the tax exempt stockholder.

      For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these set aside and reserve requirements.

      Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” shall be treated as unrelated business taxable income as to certain types of trusts which hold more than 10%, by value, of the interests in the REIT. A pension held REIT includes any REIT if:

•	at least one of such trusts holds more than 25%, by value, of the interests in the REIT, or two or more of such trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT; and

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust, rather than by the trust itself.

      As a result of certain limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described above should be inapplicable to our tax-exempt stockholders.

Taxation of Non-U.S. Stockholders

      The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of our common stock by persons that are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder’s country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of our common stock, including the federal income tax treatment of dispositions of our shares, and the receipt of distributions from us.

Other Tax Consequences

      We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, a stockholder’s state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their tax advisors regarding the effect of state and local tax laws on an investment in our shares.

ERISA CONSIDERATIONS

ERISA Considerations

      The following is a summary of certain material considerations arising under the Employee Retirement Income Securities Act of 1974, as amended, or ERISA, and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan which is subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account, which we refer to collectively as an “IRA.” This discussion does not address all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders in light of their particular circumstances, including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental, church, foreign and other plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to other federal, state, local or foreign law requirements.

      A fiduciary making the decision to invest in shares of our common stock on behalf of a prospective purchaser which is an ERISA plan, a tax qualified retirement plan, an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA, Section 4975 of the Code, and, to the extent not preempted, state law with respect to the purchase, ownership or sale of shares of our common stock by the plan or IRA.

      Plans should also consider the entire discussion under the heading “Federal Income Tax Considerations,” as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common stock.

Employee Benefit Plans, Tax-Qualified Retirement Plans and IRAs

      Each fiduciary of an “ERISA plan,” which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in shares of our common stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require that:

•	an ERISA plan make investments that are prudent and in the best interests of the ERISA plan, its participants and beneficiaries;

•	an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so;

•	an ERISA plan’s investments are authorized under ERISA and the terms of the governing documents of the ERISA plan; and

•	the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA (and certain corresponding provisions of the Code).

      In determining whether an investment in shares of our common stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan, and the liquidity and current return of the ERISA plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.”

      The fiduciary of an IRA or an employee benefit plan not subject to Title I of ERISA because it is a governmental or church plan, if no election has been made under Section 410(d) of the Code, or because it does not cover common law employees should consider that it may only make investments that are either authorized or not prohibited by the appropriate governing documents, not prohibited under Section 4975 of the Code and permitted under applicable state law.

Our Status Under ERISA

      In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if our assets are deemed to be assets of investing ERISA plans and persons who have certain specified relationships to an ERISA plan (“parties in interest” within the meaning of ERISA, and “disqualified persons” within the meaning of the Code) deal with these assets. Further, if our assets are deemed to be assets of investing ERISA plans, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary.

      ERISA plan assets are not defined in ERISA or the Code, but the United States Department of Labor has issued regulations that outline the circumstances under which an ERISA plan’s interest in an entity will be subject to the look-through rule. The Department of Labor regulations apply to the purchase by an ERISA plan of an “equity interest” in an entity, such as stock of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are “publicly offered securities.”

      Under the Department of Labor regulations, a “publicly offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•	either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

      Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

      A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

      The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule. First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Department of Labor regulations, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholder regarding volume limitations.

      Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

      Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act.

      In addition, the Department of Labor regulations provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.”

      Under the Department of Labor regulations, a “real estate operating company” is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and

•	which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

      According to those same regulations, a “venture capital operating company” is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in one or more operating companies with respect to which the entity has management rights; and

•	which, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

      We have not endeavored to determine whether we will satisfy the “real estate operating company” or “venture capital operating company” exception.

      Prior to making an investment in the shares offered in this prospectus, prospective employee benefit plan investors (whether or not subject to ERISA or section 4975 of the Code) should consult with their legal and other advisors concerning the impact of ERISA and the Code (and, particularly in the case of non-ERISA plans and arrangements, any additional state, local and foreign law considerations), as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

UNDERWRITING

      Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as joint book-running managers of this offering, and, together with                     are acting as representatives of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as representatives the following respective numbers of shares of our common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston Corporation
Salomon Smith Barney Inc.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in this offering if any are purchased, other than those shares covered by the overallotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated. The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to the approval of legal matters by counsel and to other conditions.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                     additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any overallotments of our common stock.

      The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/ dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Overallotment	Overallotment	Overallotment	Overallotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

      We estimate that our out-of-pocket expenses for this offering will be approximately $          . In addition, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. will receive, in the aggregate, a financial advisory fee of $          .

      The underwriters have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of our common stock being offered.

      We intend to use more than 10% of the net proceeds from the sale of our common stock, the proceeds of concurrent debt financings and cash on hand to:

•	acquire for approximately $84.8 million the preferred equity interest in, and managing member of, an indirect owner of Library Tower from RECP Library, LLC, an affiliate of Credit Suisse First Boston Corporation;

•	repay the approximately $34.6 million of senior mezzanine financing at Library Tower, plus a $2.8 million prepayment penalty, owed by us or one of our subsidiaries to an affiliate of Salomon Smith Barney Inc.;

•	repay the approximately $50 million of junior mezzanine financing at Library Tower, plus a $5.1 million prepayment penalty, owed by one of our subsidiaries to an affiliate of Salomon Smith Barney Inc.;

•	repay the approximately $179.9 million mortgage indebtedness at our Solana property, plus a $3.6 million prepayment penalty, owed by one of our subsidiaries to Salomon Brothers Realty Corp., an affiliate of Salomon Smith Barney Inc.; and

•	repay the approximately $53.7 million mezzanine financing at our Solana property, plus a $2.5 million prepayment penalty, owed by one of our subsidiaries to Credit Suisse First Boston Mortgage Capital, LLC, an affiliate of Credit Suisse First Boston Corporation.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. for a period of one year after the date of this prospectus.

      The following exceptions apply to the lock-up agreement:

•	grants of employee stock options or stock appreciation rights with respect to common stock pursuant to the terms of a plan described in this prospectus or otherwise described in this prospectus;

•	issuances of our common stock pursuant to the exercise of any employee stock options granted pursuant to the terms of a plan described in this prospectus; and

•	issuances of our common stock pursuant to any of our employee benefit plans described in this prospectus.

      Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. for a period of one year after the date of this prospectus. Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. in their sole discretion may release any of the securities subject to lock-up agreements at any time without notice.

      The underwriters have reserved for sale at the initial public offering price up to                      shares of our common stock for employees, directors and officers and their business affiliates and related parties who have expressed an interest in purchasing common stock in this offering through a directed share program. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We and our operating partnership have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

      We intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “MPG.” In connection with the listing of our common stock on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.

      Affiliates of the underwriters and banks affiliated with the underwriters participating in this offering are and/or were, prior to this offering, lenders under certain credit facilities and other long-term indebtedness with us.

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are:

•	our record of operations;

•	our current financial condition;

•	our future prospects;

•	our markets;

•	the economic conditions in and future prospects for the industry in which we compete;

•	our management; and

•	currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies we consider comparable to us.

      We cannot assure you, however, that the prices at which our shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

      In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase or the purchase of the underlying security while this offering is in progress so long as the stabilizing bids do not exceed a specified maximum.

•	Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders.

LEGAL MATTERS

      Certain matters shall be passed upon for us by Latham & Watkins, Los Angeles, California and for the underwriters by Clifford Chance US LLP, New York, New York. Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, has issued an opinion to us regarding certain matters of Maryland law, including the validity of the common stock offered hereby.

EXPERTS

      The consolidated balance sheet of Maguire Properties, Inc. as of June 30, 2002; the combined financial statements of the Maguire Properties Predecessor as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001; the consolidated financial statements of Bunker Hill Equity, LLC and subsidiaries, the combined financial statements of North Tower Manager, LLC and North Tower Member, LLC, the financial statements of Maguire Partners — South Tower, LLC, and the consolidated financial statements of Maguire Partners — Glendale Center, LLC and subsidiary as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001; and the financial statements of Maguire Thomas Partners  — Fifth & Grand, Ltd. and Maguire Thomas Partners — Treptow Development Company for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999; have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The Rosen Consulting Group and Cushman & Wakefield market studies were prepared for us by Rosen Consulting Group and Cushman & Wakefield. Information relating to the Los Angeles and Dallas/ Fort Worth metropolitan area economies and office markets set forth in “Prospectus Summary — Market Information” and “Economic and Market Overview” is derived from, and is subject to the qualifications and assumptions in, the Rosen Consulting Group and Cushman & Wakefield market studies and is included in reliance on each of the Rosen Consulting Group’s and Cushman & Wakefield’s authority as experts on such matters.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-11, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibit to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission’s Web site www.sec.gov.

      AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND REPORTING REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND WILL FILE ANNUAL, QUARTERLY AND OTHER PERIODIC REPORTS, PROXY STATEMENTS AND WILL MAKE AVAILABLE TO OUR STOCKHOLDERS QUARTERLY REPORTS FOR THE FIRST THREE QUARTERS OF EACH FISCAL YEAR CONTAINING UNAUDITED INTERIM FINANCIAL INFORMATION.

INDEX TO FINANCIAL STATEMENTS

Page

Maguire Properties, Inc.:
Unaudited Pro Forma Condensed Consolidated Information:
Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2002	F-4
Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2002	F-5
Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2001	F-6
Notes to Pro Forma Condensed Consolidated Financial Statements	F-7
Consolidated Historical Financial Statements:
Independent Auditors’ Report	F-22
Consolidated Balance Sheet as of June 30, 2002	F-23
Notes to Consolidated Balance Sheet	F-24
Maguire Properties Predecessor:
Independent Auditors’ Report	F-26
Combined Balance Sheets as of June 30, 2002 (unaudited), December 31, 2001 and 2000	F-27
Combined Statements of Operations for the six months ended June 30, 2002 and 2001 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-28
Combined Statements of Owners’ Deficit for the six months ended June 30, 2002 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-29
Combined Statements of Cash Flows for the six months ended June 30, 2002 and 2001 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-30
Notes to Combined Financial Statements	F-33
Bunker Hill Equity, LLC and Subsidiaries:
Independent Auditors’ Report	F-51
Consolidated Balance Sheets as of June 30, 2002 (unaudited), December 31, 2001 and 2000	F-52
Consolidated Statements of Income for the six months ended June 30, 2002 and 2001 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-53
Consolidated Statements of Members’ Equity (Deficit) for the six months ended June 30, 2002 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-54
Consolidated Statements of Cash Flows for the six months ended June 30, 2002 and 2001 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-55
Notes to Consolidated Financial Statements	F-56
North Tower Manager, LLC and North Tower Member, LLC:
Independent Auditors’ Report	F-65
Combined Balance Sheets as of June 30, 2002 (unaudited), December 31, 2001 and 2000	F-66
Combined Statements of Income for the six months ended June 30, 2002 and 2001 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-67
Combined Statements of Members’ Equity for the six months ended June 30, 2002 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-68
Combined Statements of Cash Flows for the six months ended June 30, 2002 and 2001 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-69
Notes to Combined Financial Statements	F-70

MAGUIRE PROPERTIES, INC.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

      The unaudited pro forma condensed consolidated financial statements as of June 30, 2002 and for the six months ended June 30, 2002 and the year ended December 31, 2001 are presented as if this offering, the formation transactions, the refinancing transactions and the acquisitions of additional interests in KPMG Tower that were acquired on September 13, 2002 along with the related financing transactions, all had occurred on June 30, 2002 for the pro forma condensed consolidated balance sheet and on the first day of the periods presented for the pro forma condensed consolidated statements of operations.

      The pro forma adjustments include consolidating the KPMG and Library Towers as a result of acquiring all of the interests previously held by third parties in these properties and thereby gaining control over major decisions including selling and refinancing the properties. The pro forma adjustments also reflect acquisition of all of the minority interests previously held by third parties in the Gas Company Tower and Plaza Las Fuentes, both of which are combined properties for the Maguire Properties Predecessor historical combined financial statements. Other acquisitions that are reflected as pro forma adjustments are the acquisition of the Glendale land parcel and additional interests in the Wells Fargo Tower. These additional interests increase the investment in Wells Fargo Tower to a 58% interest; however, as we do not have control over major decisions including selling and refinancing the property, we will continue to use the equity method of accounting to account for our investment in Wells Fargo Tower.

      The pro forma condensed consolidated financial statements should be read in conjunction with the combined historical financial statements of Maguire Properties Predecessor and the separate historical financial statements of the uncombined real estate entities, including the notes thereto, included elsewhere in the Prospectus. The pro forma condensed consolidated financial statements do not purport to represent the Company’s financial position or the results of operations that would actually have occurred assuming the completion of this offering, the formation transactions, the refinancing transactions and the acquisitions of additional interests in the KPMG Tower along with the related financing transactions, all had occurred by June 30, 2002 or on the first day of the periods presented; nor do they purport to project the Company’s financial position or results of operations as of any future date or for any future period.

MAGUIRE PROPERTIES, INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2002
(Unaudited)
(In thousands)

					Acquisition of All
					Minority Interests
					in Gas Company
					Tower and Plaza	Acquisition of	Refinancing
	Maguire	Acquisition of All		Acquisition of All	Las Fuentes and	Additional	Transactions
	Properties	Third Party		Third Party	Purchase of	Interests in	and Other		Other
	Predecessor	Interests in	This	Interests in	the Glendale	Wells Fargo	Financing		Pro Forma		Company
	Historical	KPMG Tower	Offering	Library Tower	Land Parcel	Tower	Transactions		Adjustments		Pro Forma

	(A)	(B)	(C)	(D)	(E)	(F)
Assets
Investments in real estate, net	$586,481	156,723	–	272,850	19,691	–	(16,751)	(I)	5,824	(L)	1,024,818
Investments in unconsolidated real estate entities	–	–	–	–	–	49,378	–		–		49,378
Cash and cash equivalents including restricted cash	22,401	(10,158)	676,432	(38,136)	(4,402)	(53,700)	27,414	(G)	500	(K)	83,757
						(1,000)	(1,067,800)	(H)	(5,824)	(L)
							545,549	(J)	(7,522)	(M)
									3	(N)
Rents, deferred rents and other receivables	12,914	4,564	–	642	–	–	–		–		18,120
Tenant improvement loans	–	–	–	16,904	–	–	–		–		16,904
Deferred charges, net and other assets	18,611	5,553	–	16,845	(2,527)	–	6,080	(G)	(3,000)	(K)	33,269
							(527)	(G)
							(17,217)	(H)
							9,451	(J)

Total assets	$640,407	156,682	676,432	269,105	12,762	(5,322)	(513,801)		(10,019)		1,226,246

Liabilities and Owners’ Deficit/ Stockholders’ Equity
Loans payable	681,463	181,059	–	299,313	–	–	(183,622)	(G)	–		750,000
							(4,000)	(G)
							232,000	(G)
							2,563	(G)
							(1,013,912)	(H)
							20,136	(H)
							(20,000)	(I)
							555,000	(J)
Losses and distributions in excess of investments in unconsolidated real estate entities and loans payable to such entities	$118,428	(40,545)	–	(59,474)	–	(4,322)	–		–		14,087
Accounts and interest payable and other liabilities	29,832	9,702	–	29,266	–	–	(1,530)	(G)	(2,500)	(K)	58,076
							(6,694)	(H)
Accrued loan exit fees and lender participation	39,438	7,466	–	–	–	–	(7,466)	(G)	–		–
							(39,438)	(H)

Total liabilities	869,161	157,682	–	269,105	–	(4,322)	(466,963)		(2,500)		822,163
Minority interest (deficit)	(12,762)	–	–	–	12,762	–	–		88,898	(P)	88,898
Owners’ deficit	(215,992)	(1,000)	–	–	–	(1,000)	(527)	(G)	(14,047)	(M)	–
							(1,888)	(G)	278,877	(O)
							(2,563)	(G)
							(47,194)	(H)
							(17,217)	(H)
							(20,136)	(H)
							39,438	(H)
							3,249	(I)
Common stock and additional paid in capital	–	–	676,432	–	–	–	–		6,525	(M)	321,182
									6,000	(N)
									(278,877)	(O)
									(88,898)	(P)
Unearned compensation	–	–	–	–	–	–	–		(5,997)	(N)	(5,997)

Total owners’ deficit/ stockholders’ equity	(215,992)	(1,000)	676,432	–	–	(1,000)	(46,838)		(96,417)		315,185

Total liabilities and owners’ deficit/ stockholders’ equity	$640,407	156,682	676,432	269,105	12,762	(5,322)	(513,801)		(10,019)		1,226,246

See accompanying notes to pro forma condensed consolidated financial statements.

MAGUIRE PROPERTIES, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002
(Unaudited)
(In thousands except per share data)

				Acquisition of All	Acquisition of	Refinancing
		Acquisition of All	Acquisition of All	Minority Interests	Additional	Transactions
	Maguire	Third Party	Third Party	in Gas Company	Interests in	and Other	Other
	Properties	Interests In	Interests In	Tower and Plaza	Wells Fargo	Financing	Pro Forma		Company
	Predecessor	KPMG Tower	Library Tower	Las Fuentes	Tower	Transactions	Adjustments		Pro Forma

	(AA)	(BB)	(CC)	(DD)	(EE)	(FF)
Revenues:
Rental	$35,653	10,723	19,468	(131)	–	–	–			65,713
Tenant reimbursements	9,978	4,439	6,506	–	–	–	–			20,923
Hotel operations	14,298	–	–	–	–	–	–			14,298
Equity in net income (loss) of unconsolidated real estate entities	(517)	1,399	(268)	–	396	–	–			1,234
					224
Parking	3,701	2,684	3,148	–	–	–	–			9,533
Management, leasing, and development services to affiliates	2,543	(227)	(744)	(122)	(43)	–	–			1,183
					(224)
Other	2,147	217	1,574	–	–	–	–			3,938

Total revenues	67,803	19,235	29,684	(253)	353	–	–			116,822

Expenses:
Rental property operating and maintenance	9,784	4,510	6,249	(122)	–	–	–			20,421
Hotel operating and maintenance	10,126	–	–	–	–	–	–			10,126
Real estate taxes	4,204	1,079	1,539	–	–	–	–			6,822
Interest	38,659	10,293	11,989	–	–	(42,293)	–			18,648
Depreciation and amortization	10,213	3,934	4,878	160	–	–	62	(GG)		19,247
General and administrative	8,944	1,672	874	(131)	1,000	–	675	(HH)		29,314
							15,430	(II)
							850	(JJ)
Other	1,998	–	–	–	–	–	–			1,998

Total expenses	83,928	21,488	25,529	(93)	1,000	(42,293)	17,017			106,576

Income (loss) before gains on sales of investments in real estate and minority interest	(16,125)	(2,253)	4,155	(160)	(647)	42,293	(17,017)			10,246
Gain on sales of investments in real estate	2,879	–	–	–	–	–	–			2,879
Minority interest	(338)	–	–	338	–	–	2,888	(KK)		2,888

Net income (loss)	$(12,908)	(2,253)	4,155	(498)	(647)	42,293	(19,905)			10,237

Pro forma basic earnings per share									$

Pro forma diluted earnings per share									$

Pro forma weighted average common shares outstanding — basic

Pro forma weighted average common shares outstanding — diluted

See accompanying notes to pro forma condensed consolidated financial statements.

MAGUIRE PROPERTIES, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001
(Unaudited)
(In thousands except per share data)

				Acquisition of All	Acquisition of	Refinancing
		Acquisition of All	Acquisition of All	Minority Interests	Additional	Transactions
	Maguire	Third Party	Third Party	in Gas Company	Interests in	and Other	Other
	Properties	Interests In	Interests In	Tower and Plaza	Wells Fargo	Financing	Pro Forma			Company
	Predecessor	KPMG Tower	Library Tower	Las Fuentes	Tower	Transactions	Adjustments			Pro Forma

	(AA)	(BB)	(CC)	(DD)	(EE)	(FF)
Revenues:
Rental	$71,607	21,658	37,180	(254)	–	–	–				130,191
Tenant reimbursements	18,672	6,271	12,242	–	–	–	–				37,185
Hotel operations	27,824	–	–	–	–	–	–				27,824
Equity in net income (loss) of unconsolidated real estate entities	(2,679)	3,529	861	–	3,043	–	–				5,244
					490
Parking	7,419	5,093	6,095	–	–	–	–				18,607
Management, leasing, and development services to affiliates	5,252	(737)	(1,366)	(225)	(409)	–	–				2,025
					(490)
Other	5,225	415	3,434	–	–	–	–				9,074

Total revenues	133,320	36,229	58,446	(479)	2,634	–	–				230,150

Expenses:
Rental property operating and maintenance	18,397	8,524	11,756	(225)	–	–	–				38,452
Hotel operating and maintenance	20,308	–	–	–	–	–	–				20,308
Real estate taxes	8,740	2,111	3,013	–	–	–	–				13,864
Interest	83,231	20,602	16,109	–	–	(70,446)					49,496
Depreciation and amortization	20,470	7,494	10,701	318	–	–	124	(GG	)		39,107
General and administrative	17,758	2,563	1,842	(254)	1,000	–	1,350	(HH	)		42,772
							16,813	(II	)
							1,700	(JJ	)
Other	4,326	–	–	–	–	–	–				4,326

Total expenses	173,230	41,294	43,421	(161)	1,000	(70,446)	19,987				208,325

Income (loss) before gains on sales of investments in real estate and minority interest	(39,910)	(5,065)	15,025	(318)	1,634	70,446	(19,987)				21,825
Gain on sales of investments in real estate	935	–	–	–	–	–	–				935
Minority interest	(2,359)	–	–	2,359	–	–	5,007	(KK	)		5,007

Net income (loss)	$(36,616)	(5,065)	15,025	(2,677)	1,634	70,446	(24,994)				17,753

Pro forma basic earnings per share										$

Pro forma diluted earnings per share										$

Pro forma weighted average common shares outstanding — basic

Pro forma weighted average common shares outstanding — diluted

See accompanying notes to pro forma condensed consolidated financial statements.

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(Dollar amounts in thousands)

1.     Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

      The adjustments to the pro forma condensed consolidated balance sheet as of June 30, 2002 are as follows:

(A)	Reflects the Maguire Properties Predecessor (the Predecessor) historical condensed combined balance sheet as of June 30, 2002. The real estate, other assets and liabilities contributed by the Predecessor to the Operating Partnership will be recorded at historical cost basis.

(B)	Reflects acquisition of all of the interests in KPMG Tower that were owned by third party investors and the resulting consolidation of the historical condensed combined balance sheet for KPMG Tower. The Predecessor acquired these interests on September 13, 2002. Prior to that date, the Predecessor used the equity method to account for its investment in KPMG Tower since the Predecessor had significant influence, but not control over major decisions including selling and refinancing the property. The purchase method of accounting is used to reflect the acquisition of the additional interests in KPMG Tower by the Predecessor. In connection with the acquisition of the additional interests in KPMG Tower, the KPMG Tower mortgage loan was refinanced. The pro forma adjustment to the balance sheet related to this refinancing is included in pro forma adjustment (G). The pro forma adjustment for the acquisition of the additional interests in KPMG Tower is comprised of the following:

		Acquisition	Bonus to
	KPMG Tower	of Additional	Former	Elimination	Pro Forma
	Historical	Interests	Employee	Entries	Adjustments

		(1)	(2)	(3)
Investment in real estate, net	$110,101	44,295	–	2,327	156,723
Cash and cash equivalents, including restricted cash	2,842	(13,000)	–	–	(10,158)
Rents, deferred rents, and other receivables	9,508	(4,944)	–	–	4,564
Deferred charges and other assets, net	6,465	–	–	(912)	5,553

Total assets	$128,916	26,351	–	1,415	156,682

Loans payable	$181,059	–	–	–	181,059
Losses and distributions in excess of investments in unconsolidated real estate entities and notes payable to such entities	–		–	(40,545)	(40,545)
Accounts and interest payable and other liabilities	8,702	–	1,000	–	9,702
Accrued loan exit fees and lender participation	7,466	–	–	–	7,466

Total liabilities	197,227	–	1,000	(40,545)	157,682
Owners’ equity (deficit)	(68,311)	26,351	(1,000)	41,960	(1,000)

Total liabilities and owners’ deficit	$128,916	26,351	–	1,415	156,682

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(1)	Acquisition of additional interests in KPMG Tower acquired by the Predecessor on September 13, 2002:

Cash paid to purchase additional interests	$13,000
Reduction in owners’ deficit for negative book value of the KPMG Tower interests acquired from third party investors	26,351
Reversal of a portion of deferred rent receivables as a result of applying purchase accounting	4,944

$44,295

(2)	Bonus to former employee of $1,000 accrued as a result of purchasing additional interests in KPMG Tower.

(3)	Decrease in losses and distributions in excess of investments in unconsolidated real estate entities and loans payable to such entities resulting from consolidating KPMG Tower and reclassification of elimination and other entries previously recorded by the Predecessor to its investment in uncombined real estate entities related to KPMG Tower (see note 3 to the Predecessor’s historical combined financial statements for descriptions of such entries):

Increase investment in real estate, net	$2,327
Decrease in deferred leasing commissions	(912)
Decrease in owners’ deficit to eliminate the Predecessor’s share of KPMG Tower’s total members’ deficit as a result of consolidating the KPMG Tower historical information	(41,960)

$(40,545)

(C)	Sale of common stock in this offering:

Proceeds from offering	$737,260
Costs associated with this offering ($51,608 of underwriters’ discount, commissions and financial advisory fee and $9,220 of other costs)	(60,828)

$676,432

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(D)	Reflects acquisition of all of the redeemable preferred equity interests in Library Tower, which was owned by a third party investor, and the resulting consolidation of the historical combined balance sheet for Library Tower. The Predecessor used the equity method to account for its investment in Library Tower since the Predecessor had significant influence, but not control over major decisions including selling and refinancing the property. Upon purchase of the preferred equity interests at the completion of this offering, the Company will own 100% of the Library Tower. The purchase method of accounting is used to reflect the acquisition of the redeemable preferred equity interests in Library Tower by the Predecessor. The pro forma adjustment is comprised of the following:

		Acquisition
		of Redeemable
	Library	Preferred
	Tower	Equity	Elimination	Pro Forma
	Historical	Interests	Entries	Adjustments

		(1)	(2)
Investment in real estate, net	$269,075	10,024	(6,249)	272,850
Cash and cash equivalents, including restricted cash	23,464	(61,600)	–	(38,136)
Rents, deferred rents, and other receivables	19,451	(18,809)	–	642
Tenant improvement loans	16,904	–	–	16,904
Deferred charges, net and other assets	17,485	–	(640)	16,845

Total assets	$346,379	(70,385)	(6,889)	269,105

Loans payable	$299,313	–	–	299,313
Losses and distributions in excess of investments in unconsolidated real estate entities and notes payable to such entities	–	–	(59,474)	(59,474)
Accounts and interest payable and other liabilities	29,266	–	–	29,266

Total liabilities	328,579	–	(59,474)	269,105
Redeemable preferred equity	70,385	(70,385)	–	–
Owners’ equity (deficit)	(52,585)	–	52,585	–

Total liabilities and owners’ deficit	$346,379	(70,385)	(6,889)	269,105

(1)	Acquisition of redeemable preferred equity interests in Library Tower:

Cash paid to purchase redeemable preferred equity interests	$61,600	*
Reversal of carrying value of redeemable preferred equity	(70,385)
Reversal of deferred rent receivables as a result of applying purchase accounting	18,809

	$10,024

*	The $61,600, purchase price is based on the formula that would be applicable if the purchase was made on June 30, 2002. If the purchase was made as of December 31, 2002, the price would be $84,800.

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(2)	Decrease in losses and distributions in excess of investments in unconsolidated real estate entities and loans payable to such entities resulting from consolidating Library Tower and reclassification of elimination and other entries previously recorded by the Predecessor to its investment in uncombined real estate entities related to Library Tower (see note 3 to the Predecessor’s historical combined financial statements for descriptions of such entries):

Decrease investment in real estate, net	$(6,249)
Decrease in deferred leasing commissions	(640)
Decrease in owners’ deficit to eliminate the Predecessor’s share of Library Tower’s total members’ deficit as a result of consolidating the Library Tower historical information	(52,585)

$(59,474)

(E)	Acquisition, upon completion of this offering, of all minority interests previously owned by third parties in Gas Company Tower and Plaza Las Fuentes (combined properties in the Predecessor’s historical combined financial statements) and acquisition of the Glendale land parcel, which is expected to take place in the interim between June 30, 2002 and the completion of this offering:

	Gas	Plaza	Glendale
	Company	Las	Land	Pro Forma
	Tower	Fuentes	Parcel	Adjustments

Cash paid to purchase interests	$–	1,100	3,302	4,402
Reversal of minority deficit recorded by the Predecessor	12,762	–	–	12,762
Carrying value of the Glendale land parcel purchase option	–	–	2,527	2,527

	$12,762	1,100	5,829	19,691

(F)	Acquisition, upon completion of this offering, of additional interests in Wells Fargo Tower, which results in a 58% ownership interest, but does not result in obtaining control over major decisions including selling and refinancing the property (thus the equity method of accounting will continue to be used):

Cash paid to purchase additional interests in Wells Fargo Tower	$53,700
Reclassify Predecessor’s negative investment in Wells Fargo Tower from liability to asset	(4,322)

$49,378

Bonus paid to former employee resulting from this acquisition	$1,000

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(G)	Reflects the September 13, 2002 refinancing of the KPMG Tower mortgage loan and the Predecessor’s mezzanine loan that was secured by the Predecessor’s interest in KPMG Tower:

New mortgage loan	$232,000
Loan costs for new loan	(6,080)
Old mortgage loan:
Principal balance	(183,622)
Accrued lender participation	(7,466)
Prepayment penalties and lender participation paid in excess of recorded lender participation	(1,888)
Accrued interest payable	(1,530)
Repayment of mezzanine loan, which was obtained by the Predecessor during the six months ended June 30, 2002	(4,000)

Net proceeds from refinancing*	$27,414

Write-off of unamortized loan costs related to old mortgage and mezzanine loans	$527

Write-off of unamortized loan discount related to old mortgage loan	$2,563

*	Such proceeds were used primarily to purchase the additional interests in KPMG Tower, establish escrow accounts required by the new lender and provide working capital for the Predecessor.

(H)	Repayment of certain mortgage and other secured loans upon completion of this offering:

			Gas
			Company
			Tower
			and
			808 South
	Library	KPMG	Olive			Plaza
	Tower	Tower	Garage	Development	Solana	Las Fuentes	Total

Principal	$299,313	37,000	332,735	10,000	247,864	87,000	1,013,912
Prepayment penalties and exit fees*	21,097	370	10,169	–	12,598	2,960	47,194
Accrued interest payable	1,261	–	807	–	1,842	2,784	6,694

	$321,671	37,370	343,711	10,000	262,304	92,744	1,067,800

Write-off of unamortized deferred loan costs	$7,473	3,040	2,605	1,694	441	1,964	17,217

Write-off of unamortized loan discount	$–	–	–	–	20,136	–	20,136

Reversal of accrued exit fees	$–	–	–	–	39,438	–	39,438

*	These are the prepayment penalties and exit fees that would be incurred if the loans were repaid on June 30, 2002. If the loans were repaid on December 31, 2002, the outstanding principal and accrued interest payable would total $1,012,400 and the prepayment penalty and exit fees would total $57,118.

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(I)	Refinancing of a portion of the Solana mortgage loan related to the undeveloped land and distribution of undeveloped Solana land, related new loan and new loan costs to owners of the Predecessor (the Company has an option to purchase this land):

	Refinancing	Distribution	Total

Proceeds on new loan	$21,500	(21,500)	–
Loan costs	(1,500)	1,500	–
Payment on existing mortgage loan	(20,000)	–	(20,000)
Carrying value of land	–	16,751	16,751

	$–	(3,249)	(3,249)

(J)	Net proceeds from the new $350,000 unsecured line of credit and refinancing of the Library and Gas Company Tower loans, all obtained in conjunction with this offering and the formation transactions:

			Gas
	Line of	Library	Company
	Credit	Tower	Tower	Total

Borrowings	$25,000	245,000	285,000	555,000
Loan costs	(3,938)	(2,500)	(3,013)	(9,451)

	$21,062	242,500	281,987	545,549

(K)	Reclassification of offering costs recorded by Predecessor through June 30, 2002:

Deferred offering costs included in other assets	$3,000
Accrued liability for offering costs	(2,500)

$500

(L) Purchase of ownership interests of certain minority owners of the Predecessor upon completion of this offering and the resulting increase to investments in real estate resulting from applying purchase accounting	$5,824

(M)	Award of fully-vested restricted stock to employees along with payments of cash to fund the resulting tax liabilities of these employees and payment of a bonus to a former employee resulting from completion of this offering:

		Cash for	Less Cash
		Employees’	Received	Former
	Stock	Tax	from	Employee
	Awarded	Liabilities	Employees	Bonus	Total

Common stock and additional paid in capital	$6,525	–	–	–	6,525
Cash paid	–	6,525	(3)	1,000	7,522

	$6,525	6,525	(3)	1,000	14,047

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(N)	Award of unvested stock to employees upon completion of this offering:

Unearned compensation	$5,997
Cash received from employees	3

Common stock and additional paid in capital	$6,000

(O) Reclassification of owners’ deficit to common stock and additional paid in capital	$278,877

(P)	Recording of minority interest in the Operating Partnership as a result of issuing limited partnership units in the Operating Partnership to certain former owners of the Predecessor

Pro forma equity before allocation to minority interest	$404,083
Percentage allocable to minority interest	22.0%

$88,898

2.	Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

      The adjustments to the pro forma condensed consolidated statements of operations for the six months ended June 30, 2002 and year ended December 31, 2001 are as follows:

(AA)	Reflects the Maguire Properties Predecessor (the Predecessor) historical condensed combined statements of operations for the six months ended June 30, 2002 and for the year ended December 31, 2001.

(BB)	Reflects acquisition of all of the interests in KPMG Tower that were owned by third party investors and the resulting consolidation of the historical condensed combined statements of operations for KPMG Tower. The Predecessor acquired these interests on September 13, 2002. Prior to that date, the Predecessor used the equity method to account for its investment in KPMG Tower since the Predecessor had significant influence, but not control over major decisions including selling and refinancing the property. The purchase method of accounting is used to reflect the acquisition of the additional interests in KPMG Tower by the Predecessor. In connection with the acquisition of the additional interests in KPMG Tower, the KPMG Tower mortgage loan was refinanced. The pro forma adjustment to the statements of operations related to this refinancing is included in pro forma adjustment (FF).

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

The pro forma adjustment for the acquisition of the additional interests in KPMG Tower for the six months ended June 30, 2002 is comprised of the following:

		Adjustments
		Resulting
		from	Bonus to
	KPMG Tower	Purchase	Former	Elimination		Pro Forma
	Historical	Accounting	Employee	Entries		Adjustment

Revenues
Rental	$9,807	916 (1)	–	–		10,723
Tenant reimbursements	4,439	–	–	–		4,439
Equity in net income (loss) of unconsolidated real estate entities	–	–	–	1,692	(3)	1,399
				(227	)(5)
				(66	)(5)
Parking operations	2,684	–	–	–		2,684
Management, leasing, and development services to affiliates	–	–	–	(227	)(4)	(227)
Other	217	–	–	–		217

Total revenues	17,147	916		1,172		19,235

Expenses
Rental property operating and maintenance	5,114	–	–	(227	)(5)	4,510
				(227	)(4)
				(150	)(6)
Real estate taxes	1,079	–	–	–		1,079
Interest	10,293	–	–	–		10,293
Depreciation and amortization	3,372	628 (2)	–	(66	)(5)	3,934
General and administrative	672	–	1,000 (7)	–		1,672

Total expenses	20,530	628	1,000	(670)		21,488

Net income (loss)	$(3,383)	288	(1,000)	1,842		(2,253)

(1)	Increase in rental revenue to reflect straight-line amounts resulting from purchase accounting.

(2)	Increase in depreciation of buildings and improvements resulting from purchase accounting adjustments to investments in real estate.

(3)	Elimination of equity in net loss previously recorded by the Predecessor.

(4)	Elimination of property management fee revenue previously recognized by the Predecessor and property management fee expense previously recorded by KPMG Tower.

(5)	Reclassification of elimination and other entries previously recorded by the Predecessor to its equity in income (loss) of uncombined real estate entities related to the KPMG Tower (see note 3 to the Predecessor’s historical combined financial statements for descriptions of such entries).

(6)	Elimination of fees to prior investors.

(7)	Accrual of bonus due to former employee of $1,000 resulting from the purchase of additional interests in KPMG Tower.

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

The pro forma adjustment related to the acquisition of the additional interests in KPMG Tower for the year ended December 31, 2001 is comprised of the following:

		Adjustments
		Resulting
		from	Bonus to
	KPMG Tower	Purchase	Former	Elimination		Pro Forma
	Historical	Accounting	Employee	Entries		Adjustment

Revenues
Rental	$20,828	1,064 (1)	–	(117	)(5)	21,658
				(117	)(8)
Tenant reimbursements	6,271	–	–	–		6,271
Equity in net income (loss) of unconsolidated real estate entities	–	–	–	3,897	(3)	3,529
				117	(5)
				(427	)(5)
				(58	)(5)
Parking operations	5,093	–	–	–		5,093
Management, leasing, and development services to affiliates	–	–	–	(427	)(4)	(737)
				(310	)(6)
Other	415	–	–	–		415

Total revenues	32,607	1,064	–	2,558		36,229

Expenses
Rental property operating and maintenance	9,678	–	–	(427	)(4)	8,524
				(427	)(5)
				(300	)(7)
Real estate taxes	2,111	–	–	–		2,111
Interest	20,602	–	–	–		20,602
Depreciation and amortization	6,328	1,224 (2)	–	(58	)(5)	7,494
General and administrative	1,680	–	1,000 (9)	(117	)(8)	2,563

Total expenses	40,399	1,224	1,000	(1,329)		41,294

Net income (loss)	$(7,792)	(160)	(1,000)	3,887		(5,065)

(1)	Increase in rental revenue to reflect straight-line amounts resulting from purchase accounting.

(2)	Increase in depreciation of buildings and improvements resulting from purchase accounting adjustments to investments in real estate offset by a reduction in amortization of deferred leasing commissions.

(3)	Elimination of equity in net loss previously recorded by the Predecessor.

(4)	Elimination of property management fee revenue previously recognized by the Predecessor and property management fee expense previously recorded by KPMG Tower.

(5)	Reclassification of elimination and other entries previously recorded by the Predecessor to its equity in income (loss) of uncombined real estate entities related to the KPMG Tower (see note 3 to the Predecessor’s historical combined financial statements for descriptions of such entries).

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(6)	Elimination of leasing commission revenue previously recognized by the Predecessor.

(7)	Elimination of fees to prior investors.

(8)	Elimination of rental revenue previously recognized by the Predecessor.

(9)	Accrual of bonus due to former employee of $1,000 resulting from the purchase of additional interests in KPMG Tower.

(CC)	Reflects acquisition of all of the redeemable preferred equity interests in Library Tower, which were owned by a third party investor, and the resulting consolidation of the historical condensed combined statements of income for Library Tower. The Predecessor used the equity method to account for its investment in Library Tower since the Predecessor had significant influence, but not control over major decisions including selling and refinancing the property. Upon purchase of the preferred equity interests at the completion of this offering, the Company will own 100% of the Library Tower. The purchase method of accounting is used to reflect the acquisition of the redeemable preferred equity interests in Library Tower by the Predecessor.

The pro forma adjustment for the six months ended June 30, 2002 is comprised of the following:

		Adjustments
		Resulting
	Library	from
	Tower	Purchase	Elimination		Pro Forma
	Historical	Accounting	Entries		Adjustment

Revenues
Rental	$17,350	2,118 (1)	–		19,468
Tenant reimbursements	6,506	–	–		6,506
Equity in net income (loss) of unconsolidated real estate entities	–	–	97	(3)	(268)
			(224	)(5)
			(141	)(5)
Parking operations	3,148	–	–		3,148
Management, leasing, and development services to affiliates	–	–	(674	)(4)	(744)
			(70	)(6)
Other	1,574	–	–		1,574

Total revenues	28,578	2,118	(1,012)		29,684

Expenses
Rental property operating and maintenance	7,147	–	(674	)(4)	6,249
			(224	)(5)
Real estate taxes	1,539	–	–		1,539
Interest	11,989	–	–		11,989
Depreciation and amortization	4,919	100 (2)	(141	)(5)	4,878
General and administrative	874	–			874

Total expenses	26,468	100	(1,039)		25,529

Net income (loss)	$2,110	2,018	27		4,155

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(1)	Increase in rental revenue to reflect straight-line amounts resulting from purchase accounting.

(2)	Increase in depreciation of buildings and improvements resulting from purchase accounting adjustments to investments in real estate offset by a reduction in amortization of deferred leasing commissions.

(3)	Elimination of equity in net loss previously recorded by the Predecessor.

(4)	Elimination of property management fee revenue previously recognized by the Predecessor and property management fee expense previously recorded by Library Tower.

(5)	Reclassification of elimination and other entries previously recorded by the Predecessor to its equity in income (loss) of uncombined real estate entities related to the Library Tower (see note 3 to the Predecessor’s historical combined financial statements for descriptions of such entries).

(6)	Elimination of leasing commission revenue previously recognized by the Predecessor.

The pro forma adjustment for the year ended December 31, 2001 is comprised of the following:

		Adjustments
		Resulting
	Library	from
	Tower	Purchase	Elimination		Pro Forma
	Historical	Accounting	Entries		Adjustment

Revenues
Rental	$33,459	3,721 (1)	–		37,180
Tenant reimbursements	12,242	–	–		12,242
Equity in net income (loss) of unconsolidated real estate entities	–	–	1,564	(3)	861
			(422	)(5)
			(281	)(5)
Parking operations	6,095	–	–		6,095
Management, leasing, and development services to affiliates	–	–	(1,267)	(4)	(1,366)
			(99	)(6)
Other	3,434	–	–		3,434

Total revenues	55,230	3,721	(505)		58,446

Expenses
Rental property operating and maintenance	13,445	–	(1,267)	(4)	11,756
			(422	)(5)
Real estate taxes	3,013	–	–		3,013
Interest	16,109	–	–		16,109
Depreciation and amortization	10,779	203 (2)	(281	)(5)	10,701
General and administrative	1,842	–	–		1,842

Total expenses	45,188	203	(1,970)		43,421

Net income (loss)	$10,042	3,518	1,465		15,025

(1)	Increase in rental revenue to reflect straight-line amounts resulting from purchase accounting.

(2)	Increase in depreciation of buildings and improvements resulting from purchase accounting adjustments to investments in real estate offset by a reduction in amortization of deferred leasing commissions.

(3)	Elimination of equity in net loss previously recorded by the Predecessor.

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(4)	Elimination of property management fee revenue previously recognized by the Predecessor and property management fee expense previously recorded by Library Tower.

(5)	Reclassification of elimination and other entries previously recorded by the Predecessor to its equity in income (loss) of uncombined real estate entities related to the Library Tower (see note 3 to the Predecessor’s historical combined financial statements for descriptions of such entries).

(6)	Elimination of leasing commission revenue previously recognized by the Predecessor.

(DD)	Reflects purchase accounting and elimination entries resulting from acquisition, upon completion of this offering, of all minority interests previously owned by third parties in Gas Company Tower and Plaza Las Fuentes (combined properties in the Predecessor’s historical combined financial statements). The pro forma adjustments are comprised of the following:

	Six Months Ended June 30, 2002

	Gas Company	Plaza Las	Pro Forma
	Tower	Fuentes	Adjustments

Elimination of a portion of the Predecessor home office rent previously recognized by the Predecessor for space leased in the Gas Company Tower	$131	–	131
Elimination of property management fee revenue previously recognized by the Predecessor and property management fee expense previously recorded by Library Tower as a result of acquiring interests from third parties for this property	122	–	122
Increase in depreciation of buildings and improvements resulting from purchase accounting adjustments to investments in real estate offset by a reduction in amortization of deferred leasing commissions	136	24	160
Elimination of allocation of losses to minority investor	338	–	338

	Year Ended December 31, 2001

	Gas Company	Plaza Las	Pro Forma
	Tower	Fuentes	Adjustments

Elimination of a portion of the Predecessor home office rent previously recognized by the Predecessor for space leased in the Gas Company Tower	$254	–	254
Elimination of property management fee revenue previously recognized by the Predecessor and property management fee expense previously recorded by Library Tower as a result of acquiring interests from third parties for this property	225	–	225
Increase in depreciation of buildings and improvements resulting from purchase accounting adjustments to investments in real estate offset by a reduction in amortization of deferred leasing commissions	271	47	318
Elimination of allocation of losses to minority investor	2,359	–	2,359

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(EE)	Reflects increased share in earnings of Wells Fargo Tower along with purchase accounting and elimination entries and a bonus to a former employee resulting from acquisition of additional interests in Wells Fargo Tower upon completion of this offering. This acquisition of additional interests results in a 58% ownership interest in Wells Fargo Tower, but does not result in obtaining control over major decisions including selling and refinancing the property (thus the equity method of accounting will continue to be used):

	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2002	2001

Increase (decrease) in equity in earnings of the Wells Fargo Tower as a result of:
Acquiring additional interests from third parties	$561	3,371
Increase in amortization of the difference between the purchase price paid for additional interests in Wells Fargo Tower and the historical basis members’ equity for those interests purchased offset by a reduction in amortization of deferred leasing commissions	(858)	(1,682)
Purchase accounting adjustment recorded by the Company related to straight-line rent recorded by Wells Fargo Tower	219	622
Purchase accounting adjustment recorded by the Company for amortization of the premium related to the difference between the carrying value and the estimated fair value of the Wells Fargo Tower mortgage loan as of the date of acquisition of additional interests in Wells Fargo Tower	474	732

	$396	3,043

Elimination of property management fee revenue recognized by the Predecessor related to the additional interests acquired	$224	490

Bonus paid to former employee resulting from this acquisition	$1,000	1,000

Elimination of leasing commission revenue previously recognized by the Predecessor	$43	409

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(FF)	Reflects the net decrease in interest expense as a result of the financing related pro forma adjustments. The following outlines the loans to be outstanding upon completion of this offering and the formation transactions and the corresponding interest expense that would have been recorded had these loans been outstanding as of the beginning of the periods presented:

			Interest Expense*

			Six Months
			Ended	Year Ended
	Principal		June 30,	December 31,
	Amount	Interest Rate*	2002	2001

Library Tower:
Mortgage loan	$225,000	4.87%	$5,479	10,958
Mezzanine loan	20,000	LIBOR plus 4.25%	611	1,669
Gas Company Tower:
Mortgage loan	220,000	LIBOR plus 1%	3,144	11,207
Mezzanine loan	65,000	LIBOR plus 4.25%	1,985	5,424
KPMG Tower mortgage loan	195,000	LIBOR plus 1.88%	3,645	11,560
Unsecured line of credit	25,000	LIBOR plus 1.75%	451	1,461
Glendale Center loan	12,000	7.20%	432	864
Amortization of loan costs			1,730	3,460
Interest on capital lease obligations and other liabilities			1,171	2,893
Less Glendale Center loan**	(12,000)		–	–

Pro forma totals	$750,000		18,648	49,496

Historical interest expense***			(60,941)	(119,942)

			$(42,293)	(70,446)

*	We intend to enter into a swap agreement to swap variable interest rates for fixed rates for a notional amount of principal totaling approximately $313,000. This is not reflected in our pro forma adjustment since we have not yet entered into the swap agreement.

**	The Glendale Center loan principal is included in losses and distributions in excess of investments in consolidated real estate entities and notes payable to such entities in the pro forma condensed consolidated balance sheet.

***	Historical interest expense is as follows:

	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2002	2001

Predecessor	$38,659	83,231
KPMG Tower	10,293	20,602
Library Tower	11,989	16,109

	$60,941	119,942

(GG)	Increase in depreciation of buildings and improvements related to purchase accounting adjustments to investments in real estate resulting from purchase of minority owners’ interests in the Predecessor upon completion of this offering	$62	124

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(HH)	Increase in general and administrative expenses as a result of becoming a public company	$675	1,350

(II)	Record compensation expense related to:
	Fully vested restricted stock to be issued as a result of completion of this offering	$6,522	6,522
	Cash paid at completion of this offering related to employees’ tax liabilities	6,525	6,525
	Cash bonus to former employee as a result of completion of the offering	1,000	1,000
	Stock awards that vest during the period	666	1,333
	Cash payment for employee tax liability related to stock award that vests over three years	167	333
	Stock awards to be granted on the one-year anniversary of the completion of this offering that have vesting periods from three to four years (total award is $5,000)	550	1,100

		$15,430	16,813

(JJ)	Record salaries and guaranteed first year bonuses based on employment agreements for the president and chief financial officer who were hired as a result of becoming a public company	$850	1,700

(KK)	Allocate minority interest in net income of the Operating Partnership as a result of issuing limited partnership units in the Operating Partnership to certain former owners of the Predecessor:
	Total loss before allocation to minority interest	$13,125	22,760
	Percentage allocable to minority interest	22.0%	22.0%

		$2,888	5,007

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Maguire Properties, Inc.:

      We have audited the accompanying consolidated balance sheet of Maguire Properties Inc. and subsidiary as of June 30, 2002. This consolidated financial statement is the responsibility of Maguire Properties, Inc. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Maguire Properties, Inc. and subsidiary as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
October 3, 2002

MAGUIRE PROPERTIES, INC.

CONSOLIDATED BALANCE SHEET

June 30, 2002

ASSETS
Cash and total assets	$1,000

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities	$–
Minority interest	100
Stockholders’ Equity:
Preferred stock, $.01 par value, 100 shares authorized; 0 shares issued and outstanding	–
Common stock, $.01 par value, 900 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	899

Total stockholders’ equity	900

Total liabilities and stockholder’s equity	$1,000

See accompanying notes to consolidated balance sheet.

MAGUIRE PROPERTIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED BALANCE SHEET

June 30, 2002

(1)	Organization and Description of Business

      Maguire Properties, Inc. (the Company) was incorporated in Maryland on June 26, 2002. The Company intends to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed public offering (the Offering) of common stock. The Company is the majority owner of Maguire Properties, L.P. (the Operating Partnership) which was also formed on June 26, 2002. The Company and the Operating Partnership were formed to continue to operate and expand the business of Maguire Properties Predecessor (the Predecessor). The Predecessor is engaged in the business of owning, managing, leasing, acquiring, and developing real estate, consisting primarily of office properties, related parking garages and two hotels, located in the greater Los Angeles area of California and in the Dallas/Fort Worth area of Texas.

      Concurrent with the Offering, the Company and the Operating Partnership, together with the partners and members of the affiliated partnerships and limited liability companies of the Predecessor and other parties which hold direct or indirect ownership interests in the properties (collectively, the Participants), will engage in certain formation transactions (the Formation Transactions). The Formation Transactions are designed to (i) continue the operations of the Predecessor (ii) enable the Company to raise the necessary capital to acquire interests in certain of the properties, repay mortgage debt relating thereto and pay other indebtedness, (iii) fund costs, capital expenditures and working capital, (iv) provide a vehicle for future acquisitions, (v) enable the Company to comply with requirements under the federal income tax laws and regulations relating to real estate investment trusts and (vi) preserve tax advantages for certain Participants.

      The operations of the Company will be carried on primarily through the Operating Partnership. The Company is the sole general partner of the Operating Partnership. It is the intent of the Company to elect the status of and qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Operating Partnership will receive a contribution of interests in the real estate properties, as well as the property management, leasing, and real estate development operations of Maguire Partners Development, Ltd., in exchange for units of limited partnership interest in the Operating Partnership and/or cash and the assumption of debt and other specified liabilities. The Company will be fully integrated, self-administered, and self-managed.

(2)	Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and the Operating Partnership. All significant intercompany balances and transactions have been eliminated.

(3)	Income Taxes

      As a REIT, the Company will be permitted to deduct distributions paid to its stockholders, eliminating the federal taxation of income represented by such distributions at the Company level. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

MAGUIRE PROPERTIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

(4)	Offering Costs

      In connection with the Offering, affiliates have or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the gross proceeds of the Offering.

INDEPENDENT AUDITORS’ REPORT

The Owners
Maguire Properties Predecessor:

      We have audited the accompanying combined balance sheets of Maguire Properties Predecessor (the Predecessor), as defined in note 1, as of December 31, 2001 and 2000 and the related combined statements of operations, owners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2001. These combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Maguire Properties Predecessor as of December 31, 2001 and 2000 and the combined results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
October 3, 2002

MAGUIRE PROPERTIES PREDECESSOR

COMBINED BALANCE SHEETS

(In thousands)

		December 31,
	June 30,
	2002	2001	2000

	(Unaudited)
ASSETS
Investments in real estate:
Land	$86,886	94,788	90,364
Buildings and improvements	538,252	538,166	538,910
Tenant improvements	56,776	56,839	54,509
Furniture, fixtures, and equipment	6,457	5,224	4,300

	688,371	695,017	688,083
Less accumulated depreciation and amortization	(101,890)	(92,396)	(73,889)

	586,481	602,621	614,194
Cash and cash equivalents, unrestricted	4,817	2,872	2,790
Restricted cash	17,584	12,683	13,747
Rents and other receivables	2,279	2,216	2,785
Deferred rents	7,800	6,869	2,018
Due from affiliates	2,835	1,768	395
Deferred leasing and loan costs, net of accumulated amortization of $31,031 (unaudited), $19,581, and $10,398 as of 2002, 2001, and 2000, respectively	13,430	15,474	22,234
Other assets	5,181	1,625	2,908

Total assets	$640,407	646,128	661,071

LIABILITIES AND OWNERS’ DEFICIT
Mortgage loans, net of unamortized discount of $20,136 (unaudited), $26,848, and $0 as of 2002, 2001, and 2000, respectively	$605,728	600,319	640,248
Other secured loans	75,735	93,534	74,600
Losses and distributions in excess of investments in uncombined real estate entities and loans payable to such entities	118,428	81,928	77,344
Accounts payable and other liabilities	24,399	28,692	19,545
Accrued interest payable	5,433	5,160	3,999
Accrued loan exit fees	39,438	38,358	4,549

Total liabilities	869,161	847,991	820,285
Minority deficit	(12,762)	(12,424)	(10,065)
Owners’ deficit	(215,992)	(189,439)	(149,149)

Total liabilities and owners’ deficit	$640,407	646,128	661,071

See accompanying notes to combined financial statements.

MAGUIRE PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Revenues:
Rental	$35,653	35,672	71,607	36,849	39,951
Tenant reimbursements	9,978	9,133	18,672	6,109	5,199
Hotel operations	14,298	15,197	27,824	33,271	32,434
Equity in net income (loss) of uncombined real estate entities	(517)	(782)	(2,679)	3,065	2,302
Parking	3,701	3,727	7,419	1,213	1,080
Management, leasing, and development services to affiliates	2,543	2,284	5,252	6,155	6,387
Other	2,147	2,771	5,225	4,224	3,776

Total revenues	67,803	68,002	133,320	90,886	91,129

Expenses:
Rental property operating and maintenance	9,784	9,102	18,397	8,503	9,141
Hotel operating and maintenance	10,126	10,632	20,308	22,427	21,780
Real estate taxes	4,204	4,344	8,740	5,554	5,187
Interest	38,659	43,169	83,231	68,612	67,844
Depreciation and amortization	10,213	10,191	20,470	9,635	10,600
General and administrative	8,944	8,810	17,758	15,374	10,648
Other	1,998	2,038	4,326	4,261	4,132

Total expenses	83,928	88,286	173,230	134,366	129,332

Loss before gain on sales of investments in real estate, gain on forgiveness of debt, and minority interest	(16,125)	(20,284)	(39,910)	(43,480)	(38,203)
Gain on sales of investments in real estate	2,879	935	935	–	31,431
Gain on forgiveness of debt	–	–	–	161,159	–
Minority interest	(338)	(1,515)	(2,359)	(180)	–

Net income (loss)	$(12,908)	(17,834)	(36,616)	117,859	(6,772)

See accompanying notes to combined financial statements.

MAGUIRE PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF OWNERS’ DEFICIT

Six Months Ended June 30, 2002 (unaudited) and
Years Ended December 31, 2001, 2000, and 1999
(In thousands)

Balance, December 31, 1998	$(248,588)
Contributions	15,672
Distributions	(18,973)
Net loss	(6,772)

Balance, December 31, 1999	(258,661)
Cash contributions	34,351
Land contributions	2,616
Distributions	(45,314)
Net income	117,859

Balance, December 31, 2000	(149,149)
Contributions	3,666
Distributions	(7,340)
Net loss	(36,616)

Balance, December 31, 2001	(189,439)
Contributions (unaudited)	606
Distributions (unaudited)	(14,251)
Net loss (unaudited)	(12,908)

Balance, June 30, 2002 (unaudited)	$(215,992)

See accompanying notes to combined financial statements.

MAGUIRE PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(12,908)	(17,834)	(36,616)	117,859	(6,772)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in net (income) loss of noncombined real estate entities	517	782	2,679	(3,065)	(2,302)
Distributions received from uncombined real estate entities	632	187	2,648	15,763	17,296
Depreciation and amortization	10,213	10,191	20,470	9,635	10,600
Amortization of loan discount	6,712	–	6,152	–	–
Interest added to loan balance, net of payments made for such deferred interest	1,075	606	(1,881)	995	1,557
Amortization of loan costs	3,569	5,899	10,227	2,561	5,716
Gain on sales of investments in real estate	(2,879)	(935)	(935)	–	(31,431)
Gain on forgiveness of debt	–	–	–	(161,159)	–
Change in interest rate cap	67	1,044	1,654	79	60
Minority interest	(338)	(1,515)	(2,359)	(180)	–
Changes in assets and liabilities:
Rents and other receivables	(63)	(144)	569	(598)	(84)
Deferred rents, net of result of purchasing a controlling interest in Gas Company Tower in 2000	(931)	(2,707)	(4,851)	801	(3,854)
Due from affiliates	(1,067)	(962)	(1,373)	(10)	689
Deferred leasing costs	(1,144)	881	1,037	(332)	(3,099)
Other assets	(1,030)	(1,316)	(217)	1,476	1,018
Accounts payable and other liabilities	(856)	7,734	5,714	(3,667)	1,325
Accrued interest payable	507	(78)	1,161	7,598	7,285
Accrued loan exit fees	1,080	1,809	809	1,561	1,994

Net cash provided by (used in) operating activities	3,156	3,642	4,888	(10,683)	(2)

Cash flows from investing activities:
Expenditures for improvements to real estate	(1,517)	(2,577)	(5,159)	(1,228)	(2,599)
Proceeds from sales of investments in real estate	1,682	1,946	1,946	–	75,351
Deposit on land sale	–	–	3,434	–	–
Purchase of additional interests in real estate entities	–	–	–	(13,000)	–
Contributions to noncombined real estate entities	(442)	(1,114)	(743)	(2,435)	(1,721)
Change in restricted cash	(4,901)	867	1,064	9	(7,091)

Net cash provided by (used in) investing activities	(5,178)	(878)	542	(16,654)	63,940

MAGUIRE PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Cash flows from financing activities:
Payment of loan costs	$–	(3,302)	(6,408)	(12,898)	(203)
Proceeds from mortgage loans	–	73,000	106,000	470,000	–
Principal payments on mortgage loans	(2,378)	(86,624)	(117,200)	(399,655)	(59,430)
Proceeds from other secured loans	4,000	21,000	15,934	69,530	–
Principal payments on other secured loans	(18,799)	(899)	–	(99,656)	–
Proceeds from loans payable to uncombined real estate entities	34,789	–	–	12,000	–
Contributions from owners	606	1,305	3,666	34,351	15,672
Distributions to owners	(14,251)	(6,065)	(7,340)	(45,314)	(18,973)

Net cash provided by (used in) financing activities	3,967	(1,585)	(5,348)	28,358	(62,934)

Net increase in cash and cash equivalents	1,945	1,179	82	1,021	1,004
Cash and cash equivalents at beginning of period	2,872	2,790	2,790	1,769	765

Cash and cash equivalents at end of period	$4,817	3,969	2,872	2,790	1,769

Supplemental disclosure of cash flow information:
Cash paid for interest	$26,601	35,495	68,545	58,982	53,329
Supplementary disclosure of noncash investing and financing activities:
Loan discount and corresponding accrued exit fees recorded	$–	–	33,000	–	–
Reduction of deposit on land sale due to recognition of the sale	3,434	–	–	–	–
Contribution of land from owners	–	–	–	2,616	–
Land received as a distribution from uncombined real estate entity	–	–	–	1,261	–
Purchase of land from owners:
Investments in real estate	–	4,500	4,500	–	–
Other assets	–	(1,500)	(1,500)	–	–
Other secured loans	–	(3,000)	(3,000)	–	–
Settlement of loan:
Investments in real estate	(5,761)	–	–	–	–
Other assets	2,527	–	–	–	–
Other secured loans	3,000	–	–	–	–
Accrued interest	234	–	–	–	–
Write-off of loan principal	–	–	–	126,411	–
Write-off of accrued interest	–	–	–	34,748	–

Gain on forgiveness of debt	–	–	–	161,159	–

MAGUIRE PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Combination of the accounts of Gas Company Tower and 808 South Olive real estate entities as a result of purchasing a controlling interest:
Investments in uncombined real estate entities	$–	–	–	(117,387)	–
Investments in real estate	–	–	–	243,304	–
Mortgage loans	–	–	–	(207,600)	–
Minority deficit	–	–	–	9,885	–
Other, net	–	–	–	3,680	–

Cash paid to acquire the interests	$–	–	–	(68,118)	–

See accompanying notes to combined financial statements.

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

June 30, 2002 (unaudited) and December 31, 2001 and 2000
(Tabular amounts in thousands)

(1) Organization and Description of Business

      Maguire Properties Predecessor (the Predecessor), which is not a legal entity but rather a combination of certain real estate entities and operations as described below, is engaged in the business of owning, managing, leasing, acquiring and developing real estate, consisting primarily of office properties, related parking garages, and two hotels, located in the greater Los Angeles area of California and in the Dallas/Fort Worth area of Texas. During all periods presented in the accompanying combined financial statements, the Predecessor was, and is, the general partner, managing member or administrative member of the real estate entities that directly or indirectly own these properties and the Predecessor had and has responsibility for the day-to-day operations of such entities. The ultimate owners of the Predecessor are Mr. Robert F. Maguire III and certain others who have minor ownership interests.

      Concurrent with the consummation of an initial public offering (the Offering) of the common stock of Maguire Properties, Inc. (the REIT), which is expected to be completed in 2002 or early 2003, the REIT and a newly formed majority-owned limited partnership, Maguire Properties, L.P. (the Operating Partnership), together with the partners and members of the affiliated partnerships and limited liability companies of the Predecessor and other parties which hold direct or indirect ownership interests in the properties (collectively, the Participants), will engage in certain formation transactions (the Formation Transactions). The Formation Transactions are designed to (i) continue the operations of the Predecessor, (ii) enable the REIT to raise the necessary capital to acquire interests in certain of the properties, repay mortgage debt relating thereto and pay other indebtedness, (iii) fund costs, capital expenditures and working capital, (iv) provide a vehicle for future acquisitions, (v) enable the REIT to comply with requirements under the federal income tax laws and regulations relating to real estate investment trusts and (vi) preserve tax advantages for certain Participants.

      The operations of the REIT will be carried on primarily through the Operating Partnership. It is the intent of the REIT to elect the status of and qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The REIT will be the sole general partner in the Operating Partnership. The Operating Partnership will receive a contribution of interests in the real estate properties, as well as the property management, leasing, and real estate development operations of Maguire Partners Development, Ltd., in exchange for units of limited partnership interest in the Operating Partnership and/or cash and the assumption of debt and other specified liabilities. The REIT will be fully integrated, self-administered and self-managed.

      The real estate entities included in the accompanying combined financial statements have been combined for only the periods that such entities were under control by the Predecessor. The equity method of accounting is utilized to account for investments in real estate entities over which the Predecessor has significant influence, but not control over major decisions including the decision to sell or refinance the properties. The accompanying combined financial statements do not include investments in real estate entities owned by Mr. Maguire that will not be contributed to the Operating Partnership upon consummation of the Offering.

      Maguire Partners Development, Ltd. provides property management, leasing, and real estate development services to the real estate entities invested in by the Predecessor and to affiliates of the owners of the Predecessor. All of the operations of Maguire Partners Development, Ltd. unrelated to property management, leasing and real estate development have been excluded from the accompanying combined financial statements.

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2001 and 2000, the Predecessor was invested in the following real estate properties:

Property	Type	Location

Combined properties:
Gas Company Tower*	High-rise office	Los Angeles central business district (LACBD), California
808 South Olive Garage*	Parking structure	LACBD
Plaza Las Fuentes	Hotel and office	Pasadena, California
Solana	Hotel and office campus	Westlake and Southlake, Texas
Glendale Center Phase II	Undeveloped land	Glendale, California
Uncombined properties:
Library Tower including off-site parking garage	High-rise office	LACBD
Wells Fargo Tower	High-rise office	LACBD
KPMG Tower including off-site parking garage	High-rise office	LACBD
Glendale Center Phase I	Mid-rise office	Glendale, California

*	As discussed below, Gas Company Tower and 808 South Olive Garage have been combined in the accompanying combined financial statements beginning December 21, 2000. The equity method of accounting was used to account for these investments prior to December 21, 2000.

      The uncombined real estate entities that own Library Tower and KPMG Tower also own off-site garages that provide parking for these and other properties. These garages are known as Westlawn and X-2.

      On September 13, 2002, the Predecessor purchased all of its partners’ interests in KPMG Tower and as a result, gained control over this property. Subsequent to the purchase date, the Predecessor will combine KPMG Tower for financial reporting purposes.

      During the years from the late 1970s through 1991, the Predecessor developed Gas Company Tower, Plaza Las Fuentes, Solana, Library Tower and the Westlawn garage, Wells Fargo Tower, and KPMG Tower and the X-2 Garage. The Predecessor provides property management and leasing services to each of these properties. The 808 South Olive Garage was acquired in 1989 and Glendale Center was acquired in 1995 by the real estate entities in which the Predecessor is invested. The Predecessor redeveloped Glendale Center Phase I and 808 South Olive Garage and has provided property management and leasing services to these properties since acquisition.

      The office properties also include on-site parking, retail, and storage space. The retail space in the Solana property includes a restaurant and a sports club that are owned and operated by the Predecessor. The Predecessor utilizes third-party operators to manage the day-to-day operations of the Solana restaurant and sports club. The restaurant space included in the other office properties is leased to tenants.

      The Plaza Las Fuentes hotel is a 350-room Doubletree Hotel. A subterranean parking garage owned by the Pasadena Community Development Commission (PCDC) was also constructed as part of this development and the Predecessor provides property management services to PCDC for this garage. The Solana Hotel is a 198-room Marriott Hotel. Third-party hotel operators manage the day-to-day operations of the hotels.

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Included in the accompanying combined financial statements is undeveloped land and sales of undeveloped land related to the Solana property. The Predecessor intends to distribute any remaining undeveloped Solana land to the owners of the Predecessor prior to consummation of the Formation Transactions and the Operating Partnership will have an option to purchase such land. The carrying value of the undeveloped Solana land as of December 31, 2001 was $18,893,000.

      The Glendale Center Phase II undeveloped land, which was originally acquired by Glendale Center, LLC during 1995, was distributed by Glendale Center, LLC to its members in 2000. As a result, the Predecessor received 50% of the land. The Predecessor then purchased the other member’s 50% share of such land during 2001. In connection with this purchase, the Predecessor issued a $3,000,000 note payable to the seller. On March 12, 2002, the Predecessor assigned all of its interest in the Glendale Center Phase II undeveloped land to the seller/lender in full satisfaction of the loan and accrued interest totaling $3,234,000. Concurrently, the seller/lender granted an option to the Predecessor to purchase 100% of the interest in the Glendale Center Phase II undeveloped land for the original loan amount plus accrued interest through the date of purchase. The option expires on November 20, 2002. The Predecessor intends to exercise its option and purchase the land.

      In September 1998, a Predecessor-owned partnership that was invested in the Gas Company Tower partnership filed a voluntary Chapter 11 bankruptcy petition in response to the convertible mezzanine lender’s attempts to foreclose on the Predecessor’s general partnership interest in the Gas Company Tower partnership. The convertible mezzanine lender held an equity interest in the Gas Company Tower partnership in addition to its convertible mezzanine loan. In October 1998, which was prior to the Gas Company Tower becoming a Predecessor-controlled property, an involuntary Chapter 11 bankruptcy case was commenced against the Gas Company Tower partnership as a result of the bankruptcy filing described above. Both of the bankruptcy proceedings were a result of disputes between the Predecessor and the partner/convertible mezzanine lender. These disputes were resolved when the Bankruptcy Court approved settlements resulting in (a) the Predecessor acquiring the partner/convertible mezzanine lender’s equity interests in the Gas Company Tower partnership, (b) the mortgage lender receiving all amounts owed under the mortgage loan plus reimbursement for costs incurred related to the bankruptcy proceedings (the mortgage loan was refinanced with another lender), and (c) the convertible mezzanine loan being settled for a reduced amount. These settlements were effective as of December 21, 2000 and, as a result of the Predecessor acquiring the additional interests, the Predecessor obtained control over the Gas Company Tower.

      Included in the accompanying combined statement of operations for the year ended December 31, 2000 is $161,159,000 of gain resulting from the settlement of the convertible mezzanine loan, which was an obligation of the Predecessor entity that was invested in the Gas Company Tower partnership. Purchase accounting adjustments were made by the Predecessor to the historical carrying values of the assets and liabilities of the Gas Company Tower partnership as a result of acquiring the additional interests in the Gas Company Tower. The assets and liabilities of the Gas Company Tower partnership were transferred to a limited liability company (LLC) under common ownership and control as a result of mezzanine financing obtained from another lender on December 21, 2000. No adjustment was made to the carrying values of the assets and liabilities as a result of this transfer.

(2) Summary of Significant Accounting Policies

(a)	Principles of Combination

      The real estate entities and the wholly owned subsidiaries of such entities related to the properties for which the Predecessor controls major decisions and the property management, leasing, and real estate development operations of Maguire Partners Development, Ltd. are combined in the accompanying

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

combined financial statements. All significant intercompany balances and transactions have been eliminated in combination.

(b)	Cash Equivalents

      For purposes of the combined statements of cash flows, the Predecessor considers short-term investments with maturities of 90 days or less when purchased to be cash equivalents.

(c)	Investments in Real Estate

      Investments in real estate are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives as follows:

Buildings and improvements	25 to 50 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	5 years

      Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

(d)	Uncombined Real Estate Entities

      Investments in uncombined real estate entities are accounted for using the equity method of accounting whereby the Predecessor’s investments in partnerships and limited liability companies are recorded at cost and the investment accounts are adjusted for the Predecessor’s share of the entities’ income or loss and for distributions and contributions.

      As of December 31, 2001 and 2000, the Predecessor’s share of distributions and net losses exceeds the Predecessor’s investments in the uncombined real estate entities for each of the uncombined entities, and accordingly, the aggregate balance is presented in the accompanying combined balance sheets as losses and distributions in excess of investments in uncombined real estate entities. Loans payable to uncombined real estate entities that are recorded as reductions of equity by the uncombined entities are included in losses and distributions in excess of investments in uncombined real estate entities and loans payable to such entities in the Predecessor’s combined balances sheets.

(e)	Impairment of Long-Lived Assets

      The Predecessor assesses whether there has been impairment in the value of its long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Management believes no impairment in the net carrying values of the investments in real estate and investments in uncombined real estate entities has occurred.

(f)	Deferred Leasing and Loan Costs

      Deferred leasing commissions and other direct costs associated with the acquisition of tenants are capitalized and amortized on a straight-line basis over the terms of the related leases. Loan costs are

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

capitalized and amortized to interest expense over the terms of the related loans using a method that approximates the effective-interest method.

(g)	Accrued Loan Exit Fees

      The loans secured by the Solana property require payment of fees upon repayment of the loans. The exit fee for the first trust deed loan, which is a fixed amount, is being accrued over the term of the loan ending December 16, 2002. The exit fee for the second trust deed loan, which is also a fixed amount, was accrued as interest expense over the original 3-year term of the loan ending June 30, 2001. The exit fee for the subordinated trust deed loan is a fixed amount if the loan is repaid on or before December 31, 2002. If this loan is repaid after December 31, 2002, the exit fee is calculated using a formula based on the value of the property. Although the Predecessor expects that this loan will be repaid prior to December 31, 2002, this is not assured. Therefore, for financial reporting purposes, no early repayment is assumed and an unearned discount and a corresponding liability for the estimated fair value of the lender participation were accrued at inception of the loan in July 2001. The discount and liability are adjusted for subsequent changes in the estimated fair value of the property. The discount is amortized over the term of the loan utilizing the effective-interest method of accounting.

(h)	Revenue Recognition

      All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in deferred rents in the accompanying combined balance sheets and contractually due but unpaid rents are included in rents and other receivables.

      Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in other income in the accompanying combined statements of operations, are recognized when the related leases are canceled and the Predecessor has no continuing obligation to provide services to such former tenants.

      Hotel revenues are recognized when the services are rendered to the hotel guests. Property management fees are based on a percentage of the revenue earned by a property under management and are recorded on a monthly basis as earned. Generally, 50% of leasing fees are recognized upon the execution of the lease and the remainder upon tenant occupancy unless significant future contingencies exist. Development fees are recognized as the real estate development services are rendered using the percentage-of-completion method of accounting.

(i)	Sales of Real Estate

      Sales of real estate are recorded when the risks and rewards of ownership are transferred to the buyer, which is generally upon transfer of title of the property. Included in other liabilities in the accompanying combined balance sheet as of December 31, 2001 is $3,434,000 of net sales proceeds received related to a transaction that did not qualify for recognition as a sale as a result of the seller’s option to repurchase the property. This option was terminated in June 2002 and the sale was recognized at that time.

(j)	New Accounting Pronouncements

      The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Certain Hedging Activities — an Amendment of FASB Statement No. 133, which are effective for the Predecessor beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or as a liability measured at its fair value and that changes in the fair value be recognized currently in the statement of operations. The impact of adopting SFAS No. 133 did not have a material effect on the Predecessor’s financial position or results of operations.

      The FASB also issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FASB Statement No. 145 generally provided for various technical corrections to previously issued accounting pronouncements. The only impact to the Predecessor related to SFAS No. 145 is to provide that early extinguishment of debt, including the write-off of unamortized deferred loan costs, is generally no longer considered an extraordinary item. Effective January 1, 2002, the Predecessor has adopted the provisions of SFAS No. 145 and has presented all previous early write-offs of unamortized loan costs as a component of interest expense.

(k)	Income Taxes

      The Predecessor’s real estate entities are partnerships and limited liability companies, and its property management, leasing, and real estate development operations are held by a partnership. Under applicable federal and state income tax rules, the allocated share of net income or loss from partnerships and limited liability companies is reportable in the income tax returns of the partners and members. Accordingly, no income tax provision is included in the accompanying combined financial statements.

(l)	Management’s Estimates and Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made.

      Management has identified certain critical accounting policies that affect management’s more significant judgments and estimates used in the preparation of the Predecessor’s combined financial statements. On an ongoing basis, management evaluates estimates related to critical accounting policies, including those related to revenue recognition and the allowance for doubtful accounts receivable and investments in real estate and asset impairment. The estimates are based on information that is currently available to management and on various other assumptions that management believes are reasonable under the circumstances.

      Management must make estimates related to the collectibility of accounts receivable related to minimum rent, deferred rent, expense reimbursements, lease termination fees and other income. Management specifically analyzes accounts receivable and historical bad debts, tenant concentrations, tenant creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts receivable. These estimates have a direct impact on the Predecessor’s net income, because a higher bad debt allowance would result in lower net income.

      Management is required to make subjective assessments as to the useful lives of the properties for purposes of determining the amount of depreciation to record on an annual basis with respect to the Predecessor’s investments in real estate. These assessments have a direct impact on the Predecessor’s net income because if management were to shorten the expected useful lives of the Predecessor’s investments in real estate the Predecessor would depreciate such investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Management is required to make subjective assessments as to whether there are impairments in the values of the Predecessor’s investments in real estate, including those properties accounted for using the equity method. These assessments have a direct impact on the Predecessor’s net income because recording an impairment loss results in an immediate negative adjustment to net income.

      Management is also required to make a subjective assessment as to the fair value of the Solana property in order to calculate the estimate of the lender participation liability related to the subordinated loan on this property and the corresponding discount on the loan. This assessment has a direct impact on the Predecessor’s net income because the amortization of the discount is recorded as additional interest expense over the life of the subordinated loan.

(m)	Unaudited Interim Combined Financial Information

      The combined financial statements as of June 30, 2002 and for the six months ended June 30, 2002 and 2001 are unaudited. In the opinion of management, such combined financial statements reflect all adjustments necessary for a fair presentation of the results of the respective interim periods. All such adjustments are of a normal recurring nature.

(3)	Uncombined Real Estate Entities

      The uncombined real estate entities include the entities that own Library Tower (including the off-site garage known as Westlawn), Wells Fargo Tower, KPMG Tower (including the off-site garage known as X-2), and Glendale Center Phase I properties for all periods presented in the accompanying combined financial statements. In addition, the Gas Company Tower and 808 South Olive Garage properties are presented as uncombined real estate entities for periods prior to December 21, 2000, which is the date that the Predecessor obtained control over major financial and operating decisions of the entities that own these two properties as discussed in note 1. Additionally, the Glendale Phase II undeveloped land was included in the uncombined real estate entities prior to the distribution of such land by Glendale Center, LLC during the year ended December 31, 2000.

      Capital contributions, distributions, and profits and losses of the real estate entities are allocated in accordance with the terms of the applicable partnership and limited liability company agreements. Such allocations generally differ from the stated percentage interests in such entities as a result of preferred returns and allocation formulas as described in the partnership and LLC agreements.

      As of December 31, 2001 and 2000, the Predecessor’s share of distributions and net losses exceeds the Predecessor’s investments in the uncombined real estate entities for each of the four entities, and accordingly, the aggregate balance is presented in the accompanying combined balance sheets as losses and distributions in excess of investments in uncombined real estate entities.

      Included in losses and distributions in excess of investments in uncombined real estate entities and loans payable to uncombined real estate entities in the accompanying balance sheets is a $12,000,000 loan payable to the Glendale Center Phase I real estate entity. This loan bears interest at 7.20% per annum, payable monthly. Monthly principal payments begin August 11, 2003 and all unpaid amounts are due at maturity on January 11, 2011.

      On March 27, 2002, the Predecessor borrowed $34,789,000 from the entity which owns the Library Tower. Interest at 15% is due annually, commencing December 31, 2002. Principal is due at maturity in March 2008. The Predecessor is required to post collateral for this loan if the stipulated value, as defined, of the Library Tower falls below a stated amount, as described in the loan agreement. As of June 30, 2002, the loan is unsecured. This loan is included in losses and distributions in excess of investments in uncombined real estate entities in the accompanying unaudited combined balance sheet as of June 30, 2002.

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Following is summarized financial information for the uncombined real estate entities as of and for the years ended December 31:

	2001	2000

Investments in real estate	$545,154	554,395
Receivables including deferred rents	40,996	44,917
Other assets	84,577	88,619

Total assets	$670,727	687,931

Loans payable	$544,367	544,394
Other liabilities	56,840	66,616
Owners’ equity (deficit):
Predecessor, net of note receivable of $12,000,000 from Predecessor	(74,377)	(69,816)
Other partners or members	143,897	146,737

Total liabilities and owners’ equity	$670,727	687,931

	2001*	2000*	1999*

Revenue	$142,122	178,246	175,550
Operating and other expenses	52,888	65,354	67,591
Interest expense	49,820	66,063	61,387
Depreciation and amortization	26,619	34,395	36,826
Appreciation of land distributed to members	–	6,478	–

Net income	$12,795	18,912	9,746

Predecessor’s share of net income (loss)	$(4,036)	3,865	(309)

*	As discussed above, prior to December 21, 2000, the Gas Company Tower and 808 South Olive Garage were included in uncombined real estate entities and thereafter these properties were combined in the accompanying combined financial statements.

     Following is summarized financial information by real estate entity:

	Year Ended December 31, 2001

	Wells Fargo	KPMG	Library	Glendale
	Tower	Tower	Tower	Center	Total

Revenue	$40,866	32,607	55,230	13,419	142,122
Operating and other expenses	16,877	13,469	18,300	4,242	52,888
Interest expense	10,372	20,602	16,109	2,737	49,820
Depreciation and amortization	6,949	6,328	10,779	2,563	26,619

Net income (loss)	$6,668	(7,792)	10,042	3,877	12,795

Predecessor’s share of net income (loss)	$836	(3,897)	(1,564)	589	(4,036)
Intercompany eliminations and other entries					1,357

Equity in net loss of uncombined real estate entities					$(2,679)

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2000

	Gas	808 South	Wells
	Company	Olive	Fargo	KPMG	Library	Glendale
	Tower*	Garage*	Tower	Tower	Tower	Center	Total

Revenue	$44,564	1,881	36,593	31,035	52,016	12,157	178,246
Operating and other expenses	14,325	222	16,878	12,625	17,432	3,872	65,354
Interest expense	15,960	1,557	10,539	19,054	16,785	2,168	66,063
Depreciation and amortization	9,705	395	6,165	5,428	10,170	2,532	34,395
Appreciation of land distributed to members	–	–	–	–	–	6,478	6,478

Net income (loss)	$4,574	(293)	3,011	(6,072)	7,629	10,063	18,912

Predecessor’s share of net income (loss)	$5,297	(278)	407	(3,037)	(2,247)	3,723	3,865
Intercompany eliminations and other entries							(800)

Equity in net income of uncombined real estate entities							$3,065

*	For the period from January 1, 2000 through December 20, 2000, as explained above.

	Year Ended December 31, 1999

	Gas	808 South	Wells
	Company	Olive	Fargo	KPMG	Library	Glendale
	Tower	Garage	Tower	Tower	Tower	Center	Total

Revenue	$46,426	1,995	36,025	27,119	51,850	12,135	175,550
Operating and other expenses	17,563	109	15,632	12,973	17,549	3,765	67,591
Interest expense	13,344	1,503	10,667	17,166	16,818	1,889	61,387
Depreciation and amortization	9,756	390	5,963	5,332	13,140	2,245	36,826

Net income (loss)	$5,763	(7)	3,763	(8,352)	4,343	4,236	9,746

Predecessor’s share of net income (loss)	$5,955	(7)	515	(4,177)	(3,197)	602	(309)
Intercompany eliminations and other entries							2,611

Equity in net income of uncombined real estate entities							$2,302

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Following is a reconciliation of the Predecessor’s share of owners’ deficit and equity in net income (loss) of the uncombined real estate entities as shown above to amounts recorded by the Predecessor as of and for the years ended December 31:

	2001	2000

Predecessor’s share of owners’ deficit recorded by uncombined real estate entities, which is net of the loan receivable from the Predecessor of $12,000,000	$(74,377)	(69,816)
Predecessor’s share of unamortized amount of development rights contributed by the Predecessor to the uncombined real estate entities that were recorded at estimated fair value by the uncombined real estate entities (the Predecessor had no historical-cost basis related to the contributed rights)	(8,504)	(8,756)
Unamortized portion of amounts paid in excess of former owners’ capital balances in connection with the Predecessor acquiring additional interests in the uncombined real estate entities from such former owners	6,082	6,258
Elimination entries including eliminating management and leasing fees to the Predecessor	(5,129)	(5,030)

Losses and distributions in excess of investments in uncombined real estate entities and loans payable to such entities	$(81,928)	(77,344)

	2001	2000	1999

Predecessor’s share of net income (loss) recorded by uncombined real estate entities	$(4,036)	3,865	(309)
Predecessor’s share of amortization of development rights contributed by the Predecessor	252	252	252
Amortization of amounts paid in excess of former owners’ capital balances in connection with the Predecessor acquiring additional interests in the uncombined real estate entities	(176)	(23)	(23)
Elimination of Predecessor’s share of expenses recorded by the uncombined real estate entities for services provided by the Predecessor	1,281	2,210	2,382
Elimination of appreciation of land recorded by Glendale Center, LLC related to land distributed to the Predecessor	–	(3,239)	–

Equity in net income (loss) of uncombined real estate entities	$(2,679)	3,065	2,302

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(4)	Mortgage Loans

      Mortgage loans consist of the following as of December 31:

	2001	2000

Senior loan cross-collateralized by first trust deeds on Gas Company Tower and 808 South Olive Garage properties, $200,000,000 bears interest at LIBOR (1.94% and 6.69% as of December 31, 2001 and 2000, respectively) plus 1.03% beginning January 15, 2001 and thereafter until maturity, 7.69% for the period from inception of the loan, December 21, 2000 through January 14, 2001. $85,000,000 bears interest at LIBOR plus 6% through January 9, 2003. Interest payable monthly, principal due at maturity on January 9, 2003, loan may be extended for three one-year periods if certain conditions are met. Interest rate on the $85,000,000 portion of the loan increases to LIBOR plus 6.42%, 6.84%, and 7.26% for each year of loan extension through January 9, 2006, respectively
	$285,000	285,000
Senior loan secured by the Plaza Las Fuentes leasehold interest, interest at 7.99% from inception of the loan, March 16, 2001, through April 14, 2001, and at LIBOR plus 2.8% thereafter until maturity. Interest is due monthly and principal is due at maturity on May 7, 2004	73,000	–
Loan secured by the Plaza Las Fuentes leasehold interest, interest at LIBOR plus various percentages, the weighted average interest rate was 10.76% as of December 31, 2000, principal repaid March 16, 2001	–	85,696
First trust deed loan on the Solana property, interest at 9.22% from inception of the loan on December 5, 2000 through December 31, 2000, and thereafter at LIBOR plus 2.45%. Interest due monthly and principal due at maturity on February 1, 2002, except that net proceeds from a capital event, as defined, which includes sale of a portion of the property, are due when a capital event occurs. Subsequent to December 31, 2001, the maturity date was extended to December 16, 2002 and the interest rate was amended to the greater of 5.95% or LIBOR plus 2.45%. Exit fees, as defined, are payable upon repayment of all or part of outstanding principal. The exit fee formula was modified in March 2002 to 2% of principal paid. Through December 31, 2001, such fees were accrued based on 0.5% of principal
	181,566	185,000
Second trust deed loan on the Solana property. The Predecessor’s partnership interests in the Solana partnership are also pledged as collateral. Interest at LIBOR plus 5.664%. Interest due monthly and principal was due at maturity on June 30, 2001. Subsequent to December 31, 2001, the maturity date was extended to December 16, 2002. Exit fees, as defined, totaling $4,400,000 are payable upon repayment of the loan. Such fees have been fully accrued as of the initial maturity date of the loan, June 30, 2001. If the second trust deed loan is not repaid by the maturity date, an additional fee of $1,933,000 would be due to the lender.
	54,072	55,000
Subordinated trust deed loan on the Solana property, interest at LIBOR plus 17%. The pay rate was LIBOR plus 7% and the difference was accrued and added to the loan balance. All accrued interest was paid upon the refinancing of this loan with a new lender during the year ended December 31, 2001	–	29,552

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2001	2000

Subordinated trust deed loan on the Solana property; the Predecessor’s partnership interests in the Solana partnership are also pledged as collateral. Interest accrues at 24%; however, the pay rate is 16%; unpaid interest is added to loan balance. Interest is payable monthly and principal is due at maturity on December 31, 2003; however, some principal may be due earlier based on formulas described in the loan agreement. Certain distributions that the Predecessor receives from other real estate entities are required to be contributed to the Solana partnership and used to pay down this loan. Exit fees, as defined, are payable upon repayment of all or part of outstanding principal. The exit fee formula was modified in February 2002. If the loan is repaid on or before December 31, 2002, the exit fee is $8,500,000; after December 31, 2002, the exit fee is $10,000,000 plus an amount based on the calculation involving the value of the Solana property. Although the Predecessor expects to repay the loan prior to December 31, 2002 and pay a lower exit fee, the maximum exit fee has been accrued assuming the loan is repaid at maturity and a corresponding loan discount has been recorded for this lender participation as an early repayment is not assured; such discount is amortized using the effective-interest method over the life of the loan
	33,529	–

Total principal outstanding	627,167	640,248
Discount on subordinated trust deed loan	(26,848)	–

	$600,319	640,248

      The Predecessor entered into interest rate cap agreements (the Agreements) related to the Plaza Las Fuentes, Solana first and second trust deed loans, Gas Company Tower and 808 South Olive Garage mortgage loans, and the Gas Company Tower and 808 South Olive Garage mezzanine loan (note 5). The Agreements, which mature at various dates through May 15, 2004, limit the rates on the LIBOR portion of the interest rates, exclusive of the spread, to 7% for the Plaza Las Fuentes loan, 4.25% for the Solana loans, and 6.3% for the Gas Company Tower and 808 South Olive Garage loans. The payments made to enter into the Agreements were capitalized and such amounts are stated at fair value. As of December 31, 2001 and 2000, the fair value of the Agreements total $259,000 and $1,486,000, respectively. Such amounts are included in deferred leasing and loan costs in the accompanying combined balance sheets. The change in the fair value is included in interest expense in the accompanying combined statements of operations.

      Robert F. Maguire III has made certain guarantees with respect to each of the Predecessor’s mortgage loans that are outstanding as of December 31, 2001.

      In accordance with the mortgage loan agreements in effect as of December 31, 2001, all cash receipts of the combined real estate entities are deposited directly into restricted lockbox accounts. These receipts are then allocated and held in restricted cash accounts in accordance with the cash management agreements, which are part of the loan agreements.

      As of December 31, 2001, principal payments due for the mortgage loans are as follows:

2002	$235,638
2003	318,529
2004	73,000

$627,167

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(5) Other Secured Loans

      Other secured loans consist of the following as of December 31:

	2001	2000

Mezzanine loan cross-collateralized by the ownership interests in the real estate entities that own Gas Company Tower and 808 South Olive Garage properties. The class A portion (originally $40,000,000) bears interest at LIBOR plus 9% (10.94% and 15.69% as of December 31, 2001 and 2000, respectively), and the class B portion (originally $21,600,000) bears interest at 13%. Interest payable monthly, principal due at maturity on December 9, 2002. The loan may be extended for two one-year periods if certain conditions are met, interest rate on class A portion of the loan increases to LIBOR plus 10% for the first year of the loan extension and LIBOR plus 11% for the second year of the loan extension
	$56,534	61,600
Mezzanine loan secured by the ownership interests in the real estate entity that owns the Plaza Las Fuentes property, interest at 22%. Interest payments may be deferred until maturity on May 9, 2004, deferred interest also bears interest at 22%, principal due at maturity	14,000	–
Line of credit with a bank for $20,000,000, secured by assignment of certain affiliates’ ownership rights in non-Predecessor properties, interest at floating prime rate or fixed for a certain period based on LIBOR plus 2% beginning March 2001 (1.75% prior to March 2001), the outstanding advances bore interest at 3.88% and 8.32% as of December 31, 2001 and 2000, respectively. Interest payable monthly, principal due at maturity on March 24, 2002. Subsequent to December 31, 2001, the line of credit was extended through October 1, 2002 and the amount of the line of credit was reduced to $10,000,000
	20,000	13,000
Other	3,000	–

	$93,534	74,600

      Robert F. Maguire III has made certain guarantees with respect to each of the Predecessor’s other secured loans that are outstanding as of December 31, 2001.

      As of December 31, 2001, principal payments due for the other secured loans are as follows:

2002	$79,534
2004	14,000

$93,534

      In June 2002, the Predecessor obtained a $5,000,000 mezzanine loan secured by the Predecessor’s interest in the South Tower and $4,000,000 was outstanding as of June 30, 2002. This loan bears interest at LIBOR plus 9%, with a minimum rate of 12.5%. The loan calls for an exit fee to be paid when the loan is repaid equal to $400,000 if the loan is repaid on or before the maturity date, December 31, 2002, and $900,000 if repaid after the maturity date. Additionally, if the loan is repaid on or after October 31, 2002, there is an IRR look back, which provides that the lender is due a minimum return of 25% considering the base interest, exit fee, and the IRR look back fee.

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(6) Minimum Future Lease Rentals

      Total future minimum rent under noncancelable operating tenant leases in effect as of December 31, 2001 is as follows:

2002	$66,971
2003	59,426
2004	43,909
2005	41,965
2006	37,237
Thereafter	99,710

$349,218

(7) Tenant Concentrations

      A significant portion of the Predecessor’s rental revenues and tenant reimbursements were generated from certain tenants. The revenue recognized related to these tenants for the years ended December 31 was as follows:

	2001	2000	1999

Computer company tenant in Solana office campus	$29,868	29,853	29,260
Law firm tenant in Gas Company Tower	7,723	*	*
Law firm tenant in Gas Company Tower	7,413	*	*
Southern California Gas Company (SCGC), an affiliate of the minority member of the Gas Company Tower real estate entity	21,401	*	*

	$66,405	29,853	29,260

*	Prior to December 21, 2000, the Predecessor utilized the equity method of accounting for the Gas Company Tower real estate entity; accordingly, rental and tenant reimbursement revenue included in the accompanying combined statements of operations for years prior to 2001 includes only 10 days of revenue from the Gas Company Tower tenants.

     As of December 31, 2001 and 2000, $5,059,000 and $2,006,000, respectively, of the deferred rents relates to these tenants, including $3,326,000 and $0, respectively, related to SCGC.

(8) Fair Value of Financial Instruments

      As of December 31, 2001 and 2000, the fair values of the Predecessor’s mortgage loans and other secured loans are approximated by the carrying values as the terms are similar to those currently available to the Predecessor for debt with similar risk and the same remaining maturities.

      The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and other liabilities, accrued interest payable, and the accrued loan exit fees based on a fixed amount approximate fair value because of the short-term nature of these instruments. As described in notes 2 and 4, the accrued exit fees related to the lender participation and the interest rate cap financial instruments are stated at fair value.

(9) Segment Information

      The Predecessor has two reportable segments, office and hotel. The products for the office segment include rental of office space to tenants, parking, rental of storage space, rental of retail space, other tenant services, sales of food and beverages for the Solana restaurant, and sales of sports club services for the

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Solana sports club. The products for the hotel segment include rooms, food and beverage, and other services to hotel guests.

      As the Predecessor does not allocate investment in real estate between the hotel and the office portions of the Plaza Las Fuentes property, information related to investment in real estate, expenditures for investments in real estate, and depreciation and amortization is not available for the office and hotel segments.

      Following is information related to the office segment for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999

Revenue from office operations	$105,496	57,615	58,695
Gain on forgiveness of debt	–	161,159	–
Gain on sales of investments in real estate	935	–	31,431
Equity in net income (losses) of uncombined real estate entities	(2,679)	3,065	2,302
Interest expense	69,529	54,074	53,806

      All of the Predecessor’s investments in uncombined real estate entities relate to the office segment.

      Following is information related to the hotel segment for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999

Revenue from hotel operations	$27,824	33,271	32,434
Interest expense	13,702	14,538	14,038

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(10) Investments in Real Estate

      Following is certain information related to the Predecessor’s investments in real estate as of December 31, 2001:

	Gas	808 South				Glendale
	Company	Olive	Plaza			Land
	Tower	Garage	Las Fuentes	Solana		Parcel

Encumbrances, net	$325,479	16,055	87,000	262,319		3,000
Initial cost to the uncombined real estate entity that acquired or purchased the property:
Land	29,423	5,912	–	29,492		5,761
Buildings and improvements	–	8,625	–	–		–
Cost capitalized subsequent to acquisition:
Improvements*	231,782	2,005	103,106	203,471		–
Carrying costs	54,464	–	5,654	15,322		–
Total costs:
Land	53,027	5,912	–	30,088		5,761
Buildings and improvements	262,642	10,630	108,760	218,197		–
Accumulated depreciation and amortization*	(10,078)	(4,781)	(31,220)	(46,317)		–
Date of acquisition (a) or construction (c) (for properties that were previously accounted for using the equity method, the date of acquisition or construction shown here is the date that the uncombined real estate entity acquired or purchased the property)	1991 (c)	1991 (a)	1989 (c)	Hotel 1990	(c)	1995 (a)
				Office 1989	(c)

*	Portions of accumulated depreciation and amortization were offset against buildings and improvements in connection with applying purchase accounting for additional interests acquired by the Predecessor.

     The aggregate gross cost of the Predecessor’s investments in real estate for federal income tax purposes approximated $715,608,000 as of December 31, 2001.

      The following table reconciles the historical cost of the Predecessor’s investments in real estate from January 1, 1999 to December 31, 2001:

	Year Ended December 31,

	2001	2000		1999

Balance, beginning of the year	$688,083	362,754		402,108
Additions during the year	9,659	334,831	*	2,599
Deductions during the year	(2,725)	(9,502)		(41,953)

Balance, end of the year	$695,017	688,083		362,754

*	The additions for the year ended December 31, 2000 are primarily related to combining the accounts of Gas Company Tower and 808 South Olive Garage, beginning December 21, 2000.

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

     The following table reconciles the accumulated depreciation and amortization of the Predecessor’s investment in real estate from January 1, 1999 to December 31, 2001:

	Year Ended December 31,

	2001	2000		1999

Balance, beginning of the year	$73,889	70,358		69,672
Additions during the year (depreciation and amortization expense)	19,394	13,033	*	9,767
Deductions during the year	(887)	(9,502)		(9,081)

Balance, end of the year	$92,396	73,889		70,358

*	The additions for the year ended December 31, 2000 are primarily related to combining the accounts of Gas Company Tower and 808 South Olive Garage, beginning December 21, 2000.

(11) Commitments and Contingencies

      The Predecessor has been named as a defendant in a number of lawsuits in the ordinary course of business. Management believes, based in part on advice of legal counsel, that the ultimate settlement of these suits will not have a material adverse effect on the Predecessor’s financial position, results of operations, or liquidity.

      The Predecessor has entered into an airspace lease with the Pasadena Community Development Commission (PCDC) for the use of the land surface and overhead air space, including the space beginning at the elevation of the subterranean parking facility that is owned by PCDC. The Plaza Las Fuentes project was developed on this leased space. The lease term commenced on December 3, 1987 and extends for a 30-year period with options to renew for three additional periods of 10 years each. During the lease term, the Predecessor has an option to purchase the leased airspace based on a formula specified in the lease agreement. Lease obligations consist of both contingent payments and fixed specified payments. The future minimum fixed specified lease payments effective for the years 1996 through 2017 are $543,000 per year. For the years ended December 31, 2001, 2000, and 1999, rent expense related to the airspace lease was equal to the minimum rents as the conditions for payment of contingent rent had not been met.

      A third-party hotel operator (Doubletree) manages and operates the Plaza Las Fuentes hotel pursuant to a hotel management agreement that expires in 2014. During 2002, the Predecessor entered into an agreement with Doubletree which allows the Predecessor to terminate the hotel management agreement upon 60 days notice. If the agreement were terminated, a termination fee of $850,000 would be due to Doubletree.

      The hotel management agreement calls for Doubletree to receive a base management fee of 4% of the gross operating income, as defined. The management fee was $759,000, $954,000, and $911,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

      To the extent that income before fixed charges in any fiscal year may be insufficient to cover fixed charges, as described in the Plaza Las Fuentes hotel management agreement, the Predecessor has the right to withhold up to one-half of the management fees in any given year, not to exceed $1,000,000 on a cumulative basis. As of December 31, 2001, cumulative management fees withheld total $1,000,000. Pursuant to the agreement, upon sale of the hotel or refinancing of its debt, these amounts may be repayable to Doubletree using a calculation based on future events. No accrual for the potential refund of management fee has been made as of December 31, 2001 as management believes no amounts will be paid.

MAGUIRE PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The Plaza Las Fuentes hotel management agreement provides for an incentive fee equal to 20% of the hotel’s net cash flow, as defined in the management agreement. No incentive fees were incurred during the years ended December 31, 2001, 2000, and 1999.

      A third-party hotel operator (Marriott) manages and operates the Solana hotel pursuant to a hotel management agreement that has an initial term that expires in June 2010. Marriott has the option to renew the agreement for four consecutive 10-year periods. The hotel management agreement calls for Marriott to receive a base management fee of 3% of the gross revenues, as defined. The management fee was $254,000, $281,000, and $285,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

      The Solana hotel management agreement provides for an incentive fee calculated using a formula based on of the hotel’s operating profit, as defined; however, the incentive fee shall not be less than 1% of the gross revenues, as defined. The incentive fee was $85,000, $94,000, and $95,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

      The Predecessor sponsors a 401(k) plan for its employees. The employer contribution was $128,000, $138,000, and $153,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

      The limited liability agreement, dated March 27, 2002, for Bunker Hill Equity, LLC (Bunker Hill), which through a series of wholly owned subsidiaries owns the Library Tower property, together with an option agreement, dated March 27, 2002, include certain put and call provisions whereby the non-Maguire member of Bunker Hill (RECP) may require the Predecessor or Robert F. Maguire III to purchase RECP’s member interests in Bunker Hill. The put may only be implemented upon the occurrence of a put event, as defined, which includes recapitalization of Bunker Hill. Additionally, the Predecessor may exercise its call option to purchase RECP’s member interests in Bunker Hill for a price based on a formula stated in the option agreement. Such call option expires in September 2005, but may be extended to September 2006 if certain conditions exist. The formula for the purchase/sales price for the RECP member interests results in a substantial increase in the price if the purchase/sale occurs after September 30, 2002; however, although a written agreement has not been finalized, management has an oral agreement with RECP to amend this date to December 31, 2002.

INDEPENDENT AUDITORS’ REPORT

The Members

Bunker Hill Equity, LLC:

      We have audited the accompanying consolidated balance sheets of Bunker Hill Equity, LLC, a Delaware limited liability company, and subsidiaries (collectively, the Company) as of December 31, 2001 and 2000 and the related consolidated statements of income, members’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bunker Hill Equity, LLC and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California

October 3, 2002

BUNKER HILL EQUITY, LLC

(A Delaware Limited Liability Company)
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

		December 31,
	June 30,
	2002	2001	2000

	(Unaudited)
ASSETS
Investment in real estate:
Land	$34,061	34,061	34,061
Building and improvements	299,442	299,442	299,403
Tenant improvements	28,294	27,916	32,683
Furniture, fixtures, and equipment	2,814	1,503	1,378

	364,611	362,922	367,525
Less accumulated depreciation and amortization	(95,536)	(91,409)	(87,365)

	269,075	271,513	280,160
Cash and cash equivalents, unrestricted	420	972	383
Restricted cash	23,044	7,580	9,527
Rents and other receivables, net of allowance for doubtful accounts of $0 (unaudited), $0, and $33 as of 2002, 2001, and 2000, respectively	341	453	480
Deferred rents	18,809	20,318	23,046
Due from affiliates	301	330	163
Tenant improvement loan	16,904	22,519	26,954
Deferred leasing and loan costs, net of accumulated amortization of $14,207 (unaudited), $11,905, and $10,203 as of 2002, 2001, and 2000, respectively	16,697	11,724	13,235
Other assets	788	276	230

Total assets	$346,379	335,685	354,178

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Mortgage loan	$189,752	191,113	193,704
Other secured loans	109,561	–	–
Unsecured loan	816	1,394	2,466
Accounts payable and accrued expenses	3,811	2,815	4,860
Capital lease payable	1,241	–	–
Accrued interest payable	1,261	722	732
Accrued lease termination liability	22,137	24,249	33,084

Total liabilities	328,579	220,293	234,846

Redeemable preferred member’s equity	70,385	–	–
Members’ equity (deficit):
Members’ equity (deficit)	(17,796)	115,392	119,332
Less note receivable from member	(34,789)	–	–

Total members’ equity (deficit), net	(52,585)	115,392	119,332

Total liabilities and members’ equity (deficit)	$346,379	335,685	354,178

See accompanying notes to consolidated financial statements.

BUNKER HILL EQUITY, LLC

(A Delaware Limited Liability Company)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Revenues:
Rental	$17,350	16,188	33,459	32,648	34,109
Tenant reimbursements	6,506	6,009	12,242	10,280	9,435
Parking operations	3,148	3,062	6,095	5,652	5,468
Interest income	1,082	1,271	2,431	2,844	2,596
Other income	492	908	1,003	592	242

Total revenues	28,578	27,438	55,230	52,016	51,850

Expenses:
Building and parking garage operations	6,249	5,791	11,756	11,195	10,946
Property management fees to affiliates	898	816	1,689	1,579	1,634
Real estate taxes	1,539	1,471	3,013	2,915	2,850
Interest	11,989	8,076	16,109	16,785	16,818
Depreciation and amortization	4,919	4,937	10,779	10,170	13,140
General and administrative	874	885	1,842	1,743	2,119

Total expenses	26,468	21,976	45,188	44,387	47,507

Net income	2,110	5,462	10,042	7,629	4,343
Loss allocated to preferred member	(1,498)	–	–	–	–

Net income attributable to members	$3,608	5,462	10,042	7,629	4,343

See accompanying notes to consolidated financial statements.

BUNKER HILL EQUITY, LLC

(A Delaware Limited Liability Company)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

Six Months Ended June 30, 2002 (unaudited) and
Years Ended December 31, 2001, 2000, and 1999
(In thousands)

	Maguire Partners	Less Note		Total
	Hope Place, Ltd. and	Receivable from	Delacourt	Members’
	Maguire Partners	Maguire Partners	Properties,	Equity
	BGHS, LLC	BGHS, LLC	Inc.	(deficit)

Balance, December 31, 1998	$(12,927)	–	148,706	135,779
Contributions	643	–	475	1,118
Distributions	–	–	(16,116)	(16,116)
Net (loss) income	(3,197)	–	7,540	4,343

Balance, December 31, 1999	(15,481)	–	140,605	125,124
Contributions	860	–	860	1,720
Distributions	–	–	(15,141)	(15,141)
Net (loss) income	(2,247)	–	9,876	7,629

Balance, December 31, 2000	(16,868)	–	136,200	119,332
Contributions	743	–	714	1,457
Distributions	(25)	–	(15,414)	(15,439)
Net (loss) income	(1,564)	–	11,606	10,042

Balance, December 31, 2001	(17,714)	–	133,106	115,392
Contributions (unaudited)	15	–	–	15
Distributions (unaudited)	–	–	(116,067)	(116,067)
Funds loaned to member (unaudited)	–	(34,789)	–	(34,789)
Net (loss) income (unaudited)	(97)	–	3,705	3,608
Transfer of partnership account balance to redeemable preferred member’s equity account of RECP Library, LLC (unaudited)	–	–	(20,744)	(20,744)

Balance, June 30, 2002 (unaudited)	$(17,796)	(34,789)	–	(52,585)

See accompanying notes to consolidated financial statements.

BUNKER HILL EQUITY, LLC

(A Delaware Limited Liability Company)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Cash flows from operating activities:
Net income	$2,110	5,462	10,042	7,629	4,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,919	4,937	10,779	10,170	13,140
Accrued interest added to tenant improvement loan net of interest collected	5,615	5,474	4,435	(2,512)	(2,261)
Amortization of loan costs	614	164	328	328	328
Change in interest rate cap	970	–	–	–	–
Change in assets and liabilities:
Rents and other receivables	112	(32)	27	(152)	1,887
Deferred rents	1,509	1,845	2,728	653	1,838
Due from affiliates	29	109	(230)	40	274
Deferred leasing costs	(262)	(323)	(396)	(438)	(1,229)
Other assets	(512)	(279)	(46)	147	(50)
Accounts payable and accrued expenses	996	(2,319)	(1,982)	(1,045)	(1,397)
Accrued interest payable	539	715	(10)	(8)	(9)
Accrued lease termination liability	(2,112)	(5,803)	(8,835)	3,092	3,277

Net cash provided by operating activities	14,527	9,950	16,840	17,904	20,141

Cash flows from investing activities:
Expenditures for improvements to real estate	(448)	(1,044)	(553)	(506)	(75)
Restricted cash	(15,464)	(1,438)	1,947	(772)	(1,506)

Net cash provided by (used in) investing activities	(15,912)	(2,482)	1,394	(1,278)	(1,581)

Cash flows from financing activities:
Payment of loan costs	(7,087)	–	–	–	–
Payment of costs to raise equity capital	(2,331)	–	–	–	–
Proceeds from other secured loans	109,561	–	–	–	–
Principal payments of mortgage loan	(1,361)	(1,796)	(2,591)	(2,424)	(2,268)
Principal payments of unsecured loan	(578)	–	(1,072)	(970)	(879)
Principal payments on capital lease payable	–
Contribution to members’ equity	15	1,434	1,457	1,720	1,118
Contribution of redeemable preferred equity	56,000	–	–	–	–
Distributions	(118,597)	(6,944)	(15,439)	(15,141)	(16,116)
Funds loaned to member	(34,789)	–	–	–	–

Net cash provided by (used in) financing activities	833	(7,306)	(17,645)	(16,815)	(18,145)

Net increase (decrease) in cash and cash equivalents	(552)	162	589	(189)	415
Cash and cash equivalents at beginning of period	972	383	383	572	157

Cash and cash equivalents at end of period	$420	545	972	383	572

Supplemental disclosure of cash flow information:
Cash paid for interest	$8,780	6,592	12,876	13,343	13,200
Supplemental disclosure of noncash investing and financing activities:
Equipment acquired through a capital lease	$1,241	–	–	–	–

See accompanying notes to consolidated financial statements.

BUNKER HILL EQUITY, LLC

(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 (unaudited) and December 31, 2001 and 2000
(Tabular amounts in thousands)

(1) Organization and Description of Business

      Bunker Hill Equity, LLC, a Delaware limited liability company (Bunker Hill), was formed on March 27, 2002 by and between Maguire Partners Hope Place, Ltd., a California limited partnership, Maguire Partners BGHS, LLC, a California limited liability company (collectively, Maguire), and RECP Library LLC, a Delaware limited liability company (RECP). Bunker Hill is the sole member of Bunker Hill Junior Mezzanine, LLC (Junior Mezz), which, in turn, is the sole member of Bunker Hill Senior Mezzanine, LLC (Senior Mezz), which is the sole member of Library Square Associates, LLC (Associates). Associates owns a property known as Library Tower located in the Los Angeles central business district, California.

      Prior to March 27, 2002, Associates was a wholly owned subsidiary of Library Square, Ltd., a California limited partnership (Library Square Limited). In connection with the formation of Bunker Hill, Junior Mezz, and Senior Mezz, Library Square Limited was liquidated. The partners of Library Square Limited were Maguire Partners Hope Place, Ltd., a California limited partnership (MPHP), and Delacourt Properties, Inc. (Delacourt). Included in members’ equity in the accompanying consolidated financial statements is partners’ capital for MPHP and Delacourt. Effective March 27, 2002, Delacourt no longer has any interests in any of the entities related to the Library Tower property.

      The consolidated financial statements include the accounts of Bunker Hill, Junior Mezz, Senior Mezz, Associates, and Library Square Limited (collectively, the Company).

      The Library Tower property includes a 73-story office tower, retail and storage space, an underground parking garage, and an off-site parking garage, commonly known as Westlawn Garage.

      Profits and losses are allocated to the members of Bunker Hill based on the terms of the limited liability company agreement, and profits and losses were allocated to the partners of Library Square Limited based on the terms of the partnership agreement.

      The Bunker Hill limited liability company agreement and an option agreement include certain put and call provisions whereby RECP may require the Maguire members or Robert F. Maguire III to purchase RECP’s member interests in the Company upon the occurrence of a put event, as defined, which includes recapitalization of the Company. Additionally, either of the Maguire members may exercise their call option to purchase RECP’s member interests in the Company for a price based on a formula stated in the option agreement. Such call option expires in September 2005, but may be extended to September 2006 if certain conditions exist. The formula for the purchase/ sales price for the RECP member interests results in a substantial increase in the price if the purchase/sale occurs after September 30, 2002.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

      As described in note 1, the consolidated financial statements include the accounts of Bunker Hill, Junior Mezz, Senior Mezz, Associates, and Library Square Limited. All significant intercompany balances and transactions have been eliminated.

     (b) Cash Equivalents

      For purposes of the statements of cash flows, the Company considers short-term investments with maturities of 90 days or less when purchased to be cash equivalents.

BUNKER HILL EQUITY, LLC
(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (c) Investment in Real Estate

      Investment in real estate is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives as follows:

Buildings and improvements	50 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	5 years

      Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

     (d) Impairment of Long-Lived Assets

      The Company assesses whether there has been impairment in the value of its long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted, and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Management believes no impairment in the net carrying value of the investment in real estate has occurred.

     (e) Deferred Leasing and Loan Costs

      Deferred leasing commissions and other direct costs associated with the acquisition of tenants are capitalized and amortized on a straight-line basis over the terms of the related leases. Loan costs are capitalized and amortized to interest expense over the terms of the related loans using a method that approximates the effective-interest method.

     (f) Revenue Recognition

      All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in deferred rents in the accompanying consolidated balance sheets and contractually due but unpaid rents are included in rents and other receivables.

      Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in other income in the accompanying consolidated statements of income, are recognized when the related leases are canceled and the Company has no continuing obligation to provide services for such former tenants.

     (g) New Accounting Pronouncements

      The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and

BUNKER HILL EQUITY, LLC
(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain Hedging Activities — an Amendment of FASB Statement No. 133, which were effective for the Company beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or as a liability measured at its fair value and that changes in the fair value be recognized currently in the statement of operations. The impact of adopting SFAS No. 133 did not have a material effect on the Company’s financial position or results of operations.

      The FASB also issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FASB Statement No. 145 generally provided for various technical corrections to previously issued accounting pronouncements. The only impact to the Company related to SFAS No. 145 is to provide that early extinguishment of debt, including the write-off of unamortized deferred loan costs, is generally no longer considered an extraordinary item. Effective January 1, 2002, the Company has adopted the provisions of FAS No. 145 and has presented all previous early write-offs of unamortized loan costs as a component of interest expense.

     (h) Income Taxes

      Under applicable federal and state income tax rules, the allocated share of net income or loss from partnerships and limited liability companies is reportable in the income tax returns of the partners and members. Accordingly, no income tax provision is included in the accompanying consolidated financial statements.

     (i) Management’s Estimates and Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made.

      Management has identified certain critical accounting policies that affect management’s more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements. On an ongoing basis, management evaluates estimates related to critical accounting policies, including those related to revenue recognition and the allowance for doubtful accounts receivable and investments in real estate and asset impairment. The estimates are based on information that is currently available to management and on various other assumptions that management believes are reasonable under the circumstances.

      Management must make estimates related to the collectibility of accounts receivable related to minimum rent, deferred rent, expense reimbursements, lease termination fees and other income. Management specifically analyzes accounts receivable and historical bad debts, tenant concentrations, tenant creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts receivable. These estimates have a direct impact on the Company’s net income, because a higher bad debt allowance would result in lower net income.

      Management is required to make subjective assessments as to the useful lives of the properties for purposes of determining the amount of depreciation to record on an annual basis with respect to the Company’s investment in real estate. These assessments have a direct impact on the Company’s net income because if management were to shorten the expected useful lives of the Company’s investment in

BUNKER HILL EQUITY, LLC
(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

real estate the Company would depreciate such real estate over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

      Management is required to make subjective assessments as to whether there is impairment in the value of the Company’s investment in real estate. These assessments have a direct impact on the Company’s net income because recording an impairment loss results in an immediate negative adjustment to net income.

     (j) Unaudited Interim Consolidated Financial Information

      The consolidated financial statements as of June 30, 2002 and for the six months ended June 30, 2002 and 2001 are unaudited. In the opinion of management, such consolidated financial statements reflect all adjustments necessary for a fair presentation of the results of the respective interim periods. All such adjustments are of a normal recurring nature.

(3) Tenant Improvement Loan

      The tenant improvement loan is an unsecured loan made to a tenant to finance certain of the tenant-owned improvements. The loan has an effective interest rate of 9.78%. Accrued interest is added to the principal balance and principal and interest is payable in five annual installments of $6,611,000 commencing in 2001. The first payment was received during the year ended December 31, 2001.

(4) Mortgage Loan

      The mortgage loan, which is secured by a first trust deed on the Library Tower, bears interest at 6.69% and requires monthly principal and interest payments of $1,289,000. The loan matures February 11, 2028, but has an optional repayment date of February 11, 2008. If the loan is repaid prior to February 11, 2008, a prepayment penalty would be incurred. After February 11, 2008 and through the maturity date, the interest rate on the loan will be the greater of 8.69% or the ten-year U.S. Treasury rate plus 2%.

      The loan agreement requires that all cash receipts be deposited into a restricted account to be disbursed by the lender’s agent for the payment of budgeted operating expenses, budgeted capital costs, contractual debt service, and to fund property tax and insurance impounds. Any excess cash flow may be distributed to the Company, at the lender’s discretion, in accordance with the loan document, prior to the optional repayment date. Because of these arrangements, the majority of the Company’s cash balances are classified as restricted in the accompanying consolidated financial statements.

      As of December 31, 2001, the future principal payments of the mortgage loan are as follows:

2002	$2,770
2003	2,961
2004	3,165
2005	3,383
2006	3,617
Thereafter	175,217

$191,113

      Under the terms of the loan, the Company is required to maintain a cash reserve account for tenant improvements and leasing commissions. The Company is required to fund $205,000 per month to the

BUNKER HILL EQUITY, LLC
(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reserve account. This account is included in restricted cash in the accompanying consolidated balance sheets. The Company may utilize the capital held in this account to fund additional tenant improvements and leasing commissions so long as funds are withdrawn and replaced within 90 days.

(5) Other Secured Loans

      On March 27, 2002, the Company obtained two mezzanine-financing loans from affiliates of RECP. One of the loans is secured by Junior Mezz’s member interest in Senior Mezz and the other by Senior Mezz’s member interest in Associates (see note 1). The principal balance on one of the mezzanine loans is $59,561,000 as of June 30, 2002. This loan bears interest at LIBOR plus 6%, with a minimum rate of 9% (9% at June 30, 2002). The principal balance on the other mezzanine loan is $50,000,000 as of June 30, 2002. This loan bears interest at LIBOR plus 8.5%, with a minimum rate of 11.5% (11.5% at June 30, 2002). Both of the loans mature on April 11, 2005. Both loans have mandatory exit fees equal to 1% of the original principal balances. Such fees are being accrued over the lives of the loans.

      The Company entered into interest rate cap agreements (the Agreements) related to the mezzanine loans for a payment of $1,691,000, which is included in deferred leasing and loan costs in the accompanying consolidated balance sheet as of June 30, 2002. The Agreements, which mature April 11, 2005, limit the rates on the LIBOR portion of the interest rates, exclusive of the spread, to 4% through April 10, 2003, 5% from April 11, 2003 through April 10, 2004, and 6% from April 11, 2004 through April 11, 2005. The carrying value of the Agreements is stated at the fair value and changes in the fair value are included in interest expense. As of June 30, 2002, the fair value is $720,000.

(6) Unsecured Loan

      The Company is obligated to make monthly payments to a major tenant of approximately $106,000 commencing March 1998 and payable through February 2003. (See further discussion related to this tenant in note 13). Such payments relate to a leasing concession made by the Company at the inception of this tenant’s lease in the Library Tower for costs incurred by the tenant for its former lease with a different lessor. The unpaid amounts bear interest at 10%. The Company recorded the leasing concession as a deferred cost and recorded the related liability as an unsecured loan payable at inception of the lease.

(7) Accrued Lease Termination Liability

      Based on the terms of a lease with a major tenant, during the last 15 years of the tenant’s 35-year lease, the tenant has the right to participate in certain cash flows from the Library Tower. The tenant also has the right, at various dates, to truncate its lease term by 3 years, for a maximum reduction in the lease term of 15 years. The truncation would result in the tenant giving up its right to cash flow from Library Tower and in return, the lease calls for the tenant to be paid a termination fee related to each truncation.

      As the rights described above were granted to the tenant as an inducement to lease space in the Library Tower, a leasing concession cost was recorded as of the inception of the lease along with a corresponding liability equal to the present value of the future termination payments. The deferred leasing concession is amortized on a straight-line basis over the 20-year noncancelable period of the lease and the liability is adjusted to the present value of the future termination payments as of each reporting date and is reduced by any termination payments made. As of December 31, 2001, the tenant has exercised its first two options to truncate the lease, thus shortening the term by six years.

BUNKER HILL EQUITY, LLC
(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8) Related Party Transactions

(a) Property Management

      Maguire Partners Development, Ltd. (Development), an affiliate of Maguire, earned fees of $1,689,000, $1,579,000, and $1,634,000 for the years ended December 31, 2001, 2000, and 1999, respectively, for providing on-site property management services to the Library Tower property. In accordance with the management agreement, the management fee was calculated as 3% of project income, as defined. In addition, included in management fees for the years ended December 31, 2000 and 1999 was $14,000 and $59,000, respectively, charged by an affiliate of Maguire for the management of the takeback space subleasing activities.

     (b) Insurance

      Development also obtains property and liability insurance for the Company as part of a larger insurance package that includes coverage on other real estate managed by Development. Development allocates a portion of the total insurance premium for the different insured components to the Company using specific identification, relative square footage, and relative insured value as an allocation basis.

     (c) Parking

      Affiliates of Maguire managed two multilevel parking structures in downtown Los Angeles, which provided off-site parking to tenants of the Library Tower property, a property known as 808 South Olive Garage, which is owned by an affiliate of Maguire, and a garage owned by a third party. During 2000, the parking management agreement between the affiliate and the third party garage owner expired and the off-site parking services at that structure were discontinued at that time. For the years ended December 31, 2001, 2000, and 1999, the Company incurred charges of $171,000, $256,000, and $343,000, respectively, by the off-site parking garages for its allocated share of garage property taxes, insurance, security, and certain other garage costs. Garage payroll costs and management fees are not included in costs charged to the Company.

     (d) Note Receivable from Member

      On March 27, 2002, the Company loaned $34,789,000 to one of its members, Maguire Partners BGHS, LLC (MP BGHS). Interest at 15% is due annually, commencing December 31, 2002. Principal is due at maturity in March 2008. MP BGHS is required to post collateral for this note if the stipulated value, as defined, of the Library Tower falls below a stated amount, as described in the note agreement. As of June 30, 2002, the note is unsecured. The note is classified as contra-equity in the accompanying consolidated financial statements.

BUNKER HILL EQUITY, LLC
(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9) Tenant Concentrations

      A significant portion of the Company’s rental revenues and tenant reimbursements were generated from five tenants. The revenue recognized related to these tenants for the years ended December 31 was as follows:

	2001	2000	1999

Utility company	$10,726	10,593	10,541
Law firm	9,743	8,906	8,826
Bank	6,811	6,703	6,656
Other tenants	7,024	6,424	7,332

	$34,304	32,626	33,355

      As of December 31, 2001 and 2000, $18,190,000 and $20,862,000, respectively, of the deferred rents relates to these five leases. The leases for these tenants expire or are cancelable from 2005 through 2011. (See note 13 for further discussion related to one of these tenants.)

(10) Minimum Future Lease Rentals

      Total future minimum rent under noncancelable operating tenant leases in effect as of December 31, 2001 is as follows:

2002	$35,611
2003	36,505
2004	36,378
2005	27,783
2006	24,069
Thereafter	69,971

$230,317

(11) Fair Value of Financial Instruments

      The fair value of the Company’s loans are estimated based on rates currently available to the Company for debt with similar terms and remaining maturities. As of December 31, 2001 and 2000, such fair value is equal to the carrying value for the floating rate debt. The estimated fair value for the fixed rate mortgage loan is $196,846,000 and $194,673,000, as of December 31, 2001 and 2000, respectively, compared to the carrying value of $191,113,000 and $193,704,000, respectively.

      The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and accrued expenses, and accrued interest payable approximate fair value because of the short-term nature of these instruments. As explained in note 5, the interest rate cap is stated at estimated fair value.

BUNKER HILL EQUITY, LLC
(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12) Investment in Real Estate

      Following is certain information related to the Company’s investment in real estate as of December 31, 2001:

Encumbrances	$191,113
Initial cost to Company:
Land	21,233
Buildings and improvements	–
Cost capitalized subsequent to acquisition:
Improvements	303,567
Carrying costs	38,122
Total costs:
Land	34,061
Buildings and improvements	328,861
Accumulated depreciation and amortization	91,409
Date of construction	1989

      The aggregate gross cost of the Company’s investment in real estate for federal income tax purposes as stated on the Company’s December 31, 2001 tax return approximated $384,077,000 as of December 31, 2001. This differs from the gross cost included in the accompanying consolidated financial statements due, in part, to removal of certain fully depreciated assets for financial reporting purposes.

      The following table reconciles the historical cost of the Company’s investment in real estate from January 1, 1999 to December 31, 2001:

	Year Ended December 31,

	2001	2000	1999

Balance, beginning of the year	$367,525	385,686	385,661
Additions during the year	553	506	75
Deductions during the year	(5,156)	(18,667)	(50)

Balance, end of the year	$362,922	367,525	385,686

      The following table reconciles the accumulated depreciation and amortization of the Company’s investment in real estate from January 1, 1999 to December 31, 2001:

	Year Ended December 31,

	2001	2000	1999

Balance, beginning of the year	$87,365	97,398	86,442
Additions during the year (depreciation and amortization expense)	9,200	8,634	11,006
Deductions during the year	(5,156)	(18,667)	(50)

Balance, end of the year	$91,409	87,365	97,398

BUNKER HILL EQUITY, LLC
(A Delaware Limited Liability Company)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13) Commitments and Contingencies

      The Company has been named as a defendant in a number of lawsuits in the ordinary course of business. Management believes, based in part on advice of legal counsel, that the ultimate settlement of these suits will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

      On June 15, 2002, a major tenant of the Library Tower was convicted by the Department of Justice for criminal obstruction of justice related to its work on one of its professional services clients. Included in revenue in the accompanying consolidated statements of income for the year ended December 31, 2001 is approximately $3,637,000 of rental and tenant reimbursement revenue related to this tenant’s lease. The Company is negotiating with this tenant to terminate the lease.

INDEPENDENT AUDITORS’ REPORT

The Members

North Tower Manager, LLC and
  North Tower Member, LLC:

      We have audited the accompanying combined balance sheets of North Tower Manager, LLC and North Tower Member, LLC, Delaware limited liability companies (collectively, the Company), as of December 31, 2001 and 2000 and the related combined statements of income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of North Tower Manager, LLC and North Tower Member, LLC as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California

October 3, 2002

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC

(Delaware Limited Liability Companies)

COMBINED BALANCE SHEETS

(In thousands)

		December 31,
	June 30,
	2002	2001	2000

	(Unaudited)
ASSETS
Investment in real estate:
Land	$8,598	8,598	8,598
Building and improvements	169,536	168,138	167,642
Tenant improvements	25,233	23,355	22,305
Furniture, fixtures, and equipment	1,072	1,072	998

	204,439	201,163	199,543
Less accumulated depreciation and amortization	(78,812)	(75,835)	(74,587)

	125,627	125,328	124,956
Cash and cash equivalents, unrestricted	318	133	1,268
Restricted cash	9,282	11,133	12,165
Rents and other receivables, net of allowance for doubtful accounts of $270 (unaudited), $292, and $336 as of 2002, 2001, and 2000, respectively	911	1,038	1,311
Deferred rents	3,966	3,974	4,089
Due from affiliates	2,463	1,871	872
Deferred leasing and loan costs, net of accumulated amortization of $5,732 (unaudited), $5,179, and $4,893 as of 2002, 2001, and 2000, respectively	5,805	5,814	5,093
Other assets	556	292	320

Total assets	$148,928	149,583	150,074

LIABILITIES AND MEMBERS’ EQUITY
Mortgage loan	$134,901	136,184	138,590
Capital lease payable	1,898	850	–
Accounts payable and accrued expenses	2,856	3,905	5,082
Accrued interest payable	806	841	856
Prepaid tenant rent and security deposits	504	711	1,541

Total liabilities	140,965	142,491	146,069
Members’ equity	7,963	7,092	4,005

Total liabilities and members’ equity	$148,928	149,583	150,074

See accompanying notes to combined financial statements.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC

(Delaware Limited Liability Companies)

COMBINED STATEMENTS OF INCOME

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Revenues:
Rental	$10,393	10,630	21,091	20,546	20,821
Tenant reimbursements	4,246	4,663	9,370	8,995	8,465
Parking operations	2,870	2,886	5,732	5,532	4,951
Other income	489	2,301	4,673	1,520	1,788

Total revenues	17,998	20,480	40,866	36,593	36,025

Expenses:
Rental property operating and maintenance	5,669	5,201	10,565	10,242	10,037
Property management fee to affiliate	483	536	1,066	1,118	1,066
Real estate taxes	1,714	1,584	3,301	3,101	2,998
Interest	5,104	5,152	10,372	10,539	10,667
Depreciation and amortization	3,373	3,006	6,949	6,165	5,963
General and administrative	784	964	1,945	2,417	1,531

Total expenses	17,127	16,443	34,198	33,582	32,262

Net income	$871	4,037	6,668	3,011	3,763

See accompanying notes to combined financial statements.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC

(Delaware Limited Liability Companies)

COMBINED STATEMENTS OF MEMBERS’ EQUITY

Six Months Ended June 30, 2002 (unaudited) and
Years Ended December 31, 2001, 2000 and 1999
(In thousands)

	Maguire Partners-	Other
	Bunker Hill, Ltd.	Members	Total

Balance, December 31, 1998	$(1,628)	16,340	14,712
Distributions	(979)	(6,056)	(7,035)
Net income	515	3,248	3,763

Balance, December 31, 1999	(2,092)	13,532	11,440
Distributions	(1,372)	(9,074)	(10,446)
Net income	407	2,604	3,011

Balance, December 31, 2000	(3,057)	7,062	4,005
Distributions	(525)	(3,056)	(3,581)
Net income	836	5,832	6,668

Balance, December 31, 2001	(2,746)	9,838	7,092
Net income (unaudited)	128	743	871

Balance, June 30, 2002 (unaudited)	$(2,618)	10,581	7,963

See accompanying notes to combined financial statements.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC

(Delaware Limited Liability Companies)

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Cash flows from operating activities:
Net income	$871	4,037	6,668	3,011	3,763
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,373	3,006	6,949	6,165	5,963
Amortization of deferred loan costs	181	180	362	362	362
Changes in assets and liabilities:
Rents and other receivables, net of allowance	127	(533)	273	(481)	(249)
Deferred rents	8	130	115	812	593
Due from affiliates	(592)	322	(999)	(21)	5
Deferred leasing costs	(545)	(273)	(1,007)	(1,245)	(6)
Other assets	(264)	(450)	28	632	296
Accounts payable and other liabilities	(1,256)	(3,339)	(2,007)	4,383	(2,065)
Accrued interest payable	(35)	(35)	(15)	(13)	(13)

Net cash provided by operating activities	1,868	3,045	10,367	13,605	8,649

Cash flows from investing activities:
Restricted cash	1,851	2,772	1,032	(1,546)	4,796
Expenditures for improvements to real estate	(2,194)	(3,915)	(6,520)	(3,406)	(1,731)

Net cash provided by (used in) investing activities	(343)	(1,143)	(5,488)	(4,952)	3,065

Cash flows from financing activities:
Principal payments on mortgage loan	(1,283)	(1,195)	(2,406)	(2,211)	(2,083)
Principal payments on capital lease payable	(57)	–	(27)	–	–
Distributions to members	–	–	(3,581)	(10,446)	(7,035)

Net cash used in financing activities	(1,340)	(1,195)	(6,014)	(12,657)	(9,118)

Net increase (decrease) in cash and cash equivalents	185	707	(1,135)	(4,004)	2,596
Cash and cash equivalents at beginning of period	133	1,268	1,268	5,272	2,676

Cash and cash equivalents at end of period	$318	1,975	133	1,268	5,272

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,958	5,006	10,025	10,191	10,318
Supplemental disclosure of noncash investing and financing activities:
Equipment acquired through a capital lease	$1,105	–	877	–	–
See accompanying notes to combined financial statements.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC

(Delaware Limited Liability Companies)

NOTES TO COMBINED FINANCIAL STATEMENTS

June 30, 2002 (unaudited) and December 31, 2001 and 2000
(Tabular amounts in thousands)

(1) Organization and Description of Business

      North Tower Manager, LLC (Manager) and North Tower Member, LLC (Member), both Delaware limited liability companies, together own 100% of the membership interests of North Tower, LLC (North Tower), a Delaware limited liability company. Manager and Member have essentially the same members and are controlled by the same management committee, which is comprised of representatives of the members of Manager and Member (the Management Committee). The combined financial statements include the accounts of Manager, Member, and North Tower (collectively, the Company). The Company owns and operates a high-rise office building known as the Wells Fargo Tower, located in the Los Angeles central business district, California.

The members of Manager and Member consist of the following:

Maguire Partners-Bunker Hill, Ltd. (Maguire)

Crocker Grande, Inc. in the case of Manager and Crocker Properties Inc. in the case of Member, both wholly owned subsidiaries of Wells Fargo Bank, N.A. (collectively Wells Fargo)

A revocable trust of Gibson, Dunn & Crutcher

MAC-WFT, Inc., a wholly owned subsidiary of Mitsui Corporation of America.

      Available cash is distributed to the members of Manager and Member based on the distribution priorities described in the operating agreements for Manager and Member. For financial reporting purposes, net income is allocated among the members in the same manner as available cash is distributed.

      The Wells Fargo Tower, which is part of the Wells Fargo Center, consists of a 54-story office tower, retail pavilion, and a five-level subterranean parking garage. The other high-rise office building in the Wells Fargo Center, known as the KPMG Tower, is owned by an affiliate of Maguire. Major tenants in the Wells Fargo Tower include affiliates of the members of Manager and Member, Wells Fargo Bank, N.A. (Wells), and Gibson, Dunn & Crutcher (GD&C).

      An affiliate of Maguire serves as the property manager for the Wells Fargo Tower and, accordingly, makes the day-to-day decisions related to the Company. Major decisions, as defined in the operating agreements of Manager and Member, are made by the Management Committee.

(2) Summary of Significant Accounting Policies

(a) Principles of Combination

      As described in note 1, the accounts of Manager, Member, and North Tower are combined in the accompanying combined financial statements. All significant intercompany balances and transactions have been eliminated in combination.

     (b) Cash Equivalents

      For purposes of the statements of cash flows, the Company considers short-term investments with maturities of 90 days or less when purchased to be cash equivalents.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC
(Delaware Limited Liability Companies)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

     (c) Investment in Real Estate

      Investment in real estate is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives as follows:

Buildings and improvements	50 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	5 years

      Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

     (d) Impairment of Long-Lived Assets

      The Company assesses whether there has been impairment in the value of its long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Management believes no impairment in the net carrying value of the investment in real estate has occurred.

     (e) Deferred Leasing and Loan Costs

      Deferred leasing commissions and other direct costs associated with the acquisition of tenants are capitalized and amortized on a straight-line basis over the terms of the related leases. Loan costs are capitalized and amortized to interest expense over the terms of the related loans using a method that approximates the effective-interest method.

     (f) Revenue Recognition

      All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in deferred rents in the accompanying combined balance sheets and contractually due but unpaid rents are included in rents and other receivables.

      Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in other income in the accompanying combined statements of income, are recognized when the related leases are canceled and the Company has no continuing obligation to provide services for such former tenants. Other income during the year ended December 31, 2001 includes $3,374,000 in termination fees received from former tenants for the termination of their existing lease agreements.

     (g) New Accounting Pronouncements (SFAS)

      The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC
(Delaware Limited Liability Companies)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Certain Hedging Activities — an Amendment of FASB Statement No. 133, which were effective for the Company beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or as a liability measured at its fair value and that changes in the fair value be recognized currently in the statement of operations. The impact of adopting SFAS No. 133 did not have a material effect on the Company’s financial position or results of operations.

      The FASB also issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FASB Statement No. 145 generally provided for various technical corrections to previously issued accounting pronouncements. The only impact to the Company related to SFAS No. 145 is to provide that early extinguishment of debt, including the write-off of unamortized deferred loan costs, is generally no longer considered an extraordinary item. Effective January 1, 2002, the Company has adopted the provisions of FAS No. 145 and has presented all previous early write-offs of unamortized loan costs as a component of interest expense.

     (h) Income Taxes

      Under applicable federal and state income tax rules, the allocated share of net income or loss from limited liability companies is reportable in the income tax returns of the members. Accordingly, no income tax provision is included in the accompanying combined financial statements.

     (i) Management’s Estimates and Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made.

      Management has identified certain critical accounting policies that affect management’s more significant judgments and estimates used in the preparation of the Company’s combined financial statements. On an ongoing basis, management evaluates estimates related to critical accounting policies, including those related to revenue recognition and the allowance for doubtful accounts receivable and investments in real estate and asset impairment. The estimates are based on information that is currently available to management and on various other assumptions that management believes are reasonable under the circumstances.

      Management must make estimates related to the collectibility of accounts receivable related to minimum rent, deferred rent, expense reimbursements, lease termination fees and other income. Management specifically analyzes accounts receivable and historical bad debts, tenant concentrations, tenant creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts receivable. These estimates have a direct impact on the Company’s net income, because a higher bad debt allowance would result in lower net income.

      Management is required to make subjective assessments as to the useful lives of the properties for purposes of determining the amount of depreciation to record on an annual basis with respect to the Company’s investment in real estate. These assessments have a direct impact on the Company’s net income because if management were to shorten the expected useful lives of the Company’s investment in real estate the Company would depreciate such real estate over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC
(Delaware Limited Liability Companies)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Management is required to make subjective assessments as to whether there is impairment in the value of the Company’s investment in real estate. These assessments have a direct impact on the Company’s net income because recording an impairment loss results in an immediate negative adjustment to net income.

     (j) Unaudited Interim Combined Financial Information

      The combined financial statements as of June 30, 2002 and for the six months ended June 30, 2002 and 2001 are unaudited. In the opinion of management, such combined financial statements reflect all adjustments necessary for a fair presentation of the results of the respective interim periods. All such adjustments are of a normal recurring nature.

(3) Mortgage Loan

      The mortgage loan is secured by a first trust deed on the Wells Fargo Tower. The loan bears interest at an initial rate of 7.17% through April 30, 2005 (the Reset Date). After the Reset Date, the loan will bear interest at the greater of the sum of the initial rate plus 300 basis points, or the sum of the 18-year US treasury rate plus 300 basis points. Principal and interest payments of $1,033,000 are due monthly and, beginning on the Reset Date, all excess cash flow, as defined, is to be paid as additional principal reductions on the loan. Distributions to the members of the Company are prohibited from the Reset Date through the date the loan is repaid. The loan matures on April 30, 2023. Maguire, Wells Fargo and MAC-WFT, Inc. have made certain guarantees with respect to the loan.

      In accordance with the loan agreement, all cash receipts of Wells Fargo Tower are directed and deposited into a restricted lockbox account. These receipts are then allocated and held in restricted cash accounts in accordance with the cash management agreement, which is part of the loan agreement.

      As of December 31, 2001, the future principal payments of the mortgage loan are as follows:

2002	$2,696
2003	2,925
2004	3,142
2005	3,375
2006	3,917
Thereafter	120,129

$136,184

(4) Capital Lease Payable

      During 2001, the Company entered into a $1,500,000 capital lease agreement to purchase cost-saving capital improvements that are shared between Wells Fargo Tower and KPMG Tower. The capital improvements were allocated $877,000 and $623,000 to Wells Fargo Tower and KPMG Tower, respectively. The aggregate minimum monthly payments are allocated $16,000 and $11,000 to Wells Fargo Tower and KPMG Tower, respectively. The capital lease expires in September 2007.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC
(Delaware Limited Liability Companies)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The future minimum annual capital lease payments allocated to the Company are as follows as of December 31, 2001:

2002	$194
2003	194
2004	194
2005	194
2006	194
Thereafter	145

Total payments	1,115
Less interest included above	(265)

$850

(5)	Related Party Transactions

      Included in rental revenue and tenant reimbursements in the accompanying combined statements of income are $6,517,000, $5,992,000, and $6,045,000 for the Wells Fargo lease, and $6,350,000, $6,250,000, and $6,365,000 for the GD&C lease for the years ended December 31, 2001, 2000, and 1999, respectively. Such amounts are net of rent credits, as defined in the operating agreements for Manager and Member. The rent credits total $592,000 for each of the years in the three-year period ended December 31, 2001. Wells and GD&C lease space in the Wells Fargo Tower and receive rent credits that were granted as part of their respective lease agreements. As of December 31, 2001 and 2000, $1,001,000 and $950,000, respectively, of the deferred rents included in the accompanying combined balance sheets relate to these leases. The leases for these tenants expire or are cancelable in 2012 through 2013.

      During the year ended December 31, 2000, the Company wrote off a rent receivable of $175,000 from Court Cafeteria Associates, an affiliate of Maguire.

      The Company incurred fees of $1,066,000, $1,118,000, and $1,066,000 for the years ended December 31, 2001, 2000, and 1999, respectively, to Maguire Partners Development, Ltd. (Development), an affiliate of Maguire, for on-site management services to the Wells Fargo Tower. In accordance with the management agreement, the management fee was calculated as 2.5% of Project Income (as defined in such agreement). In addition, included in management fees for the years ended December 31, 2000 and 1999 was $144,000 and $97,000, respectively, charged by Development for management of the on-site City Club on Bunker Hill. As of December 31, 2001 and 2000, the Company had prepaid approximately $720,000 and $180,000, respectively, for management fees attributable to the following year, which is included in due from affiliates in the accompanying combined financial statements.

      Development obtains property and liability insurance for the Company as part of a larger insurance package that includes coverage on other real estate managed by Development. Development allocates a portion of the total insurance premium for the different insured components to the Company using specific-identification, relative square footage, and relative insured value as an allocation basis.

      Development also has an agreement with the Company to provide leasing services. Approximately $889,000, $503,000, and $149,000 of leasing commissions were incurred for the years ended December 31, 2001, 2000, and 1999, respectively.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC
(Delaware Limited Liability Companies)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(6)	Minimum Future Lease Rentals

      Total future minimum rent under noncancelable operating tenant leases in effect as of December 31, 2001, net of the rent credits discussed in note 5, is as follows:

2002	$19,392
2003	17,136
2004	16,304
2005	15,615
2006	15,058
Thereafter	76,518

$160,023

      Included in the future cash flows above is approximately $105,405,000 related to the Wells and GD&C leases.

(7) Tenant Concentrations

      As discussed in note 5, a significant portion of the Company’s rental revenues and tenant reimbursements were generated by the GD&C and Wells leases.

(8) Fair Value of Financial Instruments

      The fair value of the Company’s mortgage loan is estimated based on rates currently available to the Company for debt with similar terms and remaining maturity. As of December 31, 2001 and 2000, such fair value is approximately $143,674,000 and $141,362,000, respectively, compared to the carrying value of $136,184,000 and $138,590,000, respectively.

      The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and accrued expenses, prepaid tenant rent and security deposits, and accrued interest payable approximate fair value because of the short-term nature of these instruments. The carrying amount for the capital lease payable is approximately equal to fair value based on currently available capital lease terms.

NORTH TOWER MANAGER, LLC AND NORTH TOWER MEMBER, LLC
(Delaware Limited Liability Companies)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(9) Investment in Real Estate

      Following is certain information related to the Company’s investment in real estate as of December 31, 2001:

Encumbrances	$136,184
Initial cost to Company:
Land	4,073
Buildings and improvements	–
Cost capitalized subsequent to acquisition:
Improvements including carrying costs	197,090
Total costs:
Land	8,598
Buildings and improvements	192,565
Accumulated depreciation and amortization	75,835
Date of construction	1982

      The aggregate gross cost of the Company’s investment in real estate for federal income tax purposes approximated $231,142,000 as of December 31, 2001. This differs from the gross cost included in the accompanying combined financial statements due, in part, to removal of certain fully depreciated assets for financial reporting purposes.

      The following table reconciles the historical cost of the Company’s investment in real estate from January 1, 1999 to December 31, 2001:

	Year Ended December 31,

	2001	2000	1999

Balance, beginning of the year	$199,543	196,388	197,033
Additions during the year	7,397	3,406	1,731
Deductions during the year	(5,777)	(251)	(2,376)

Balance, end of the year	$201,163	199,543	196,388

      The following table reconciles the accumulated depreciation and amortization of the Company’s investment in real estate from January 1, 1999 to December 31, 2001:

	Year Ended December 31,

	2001	2000	1999

Balance, beginning of the year	$74,587	69,326	66,331
Additions during the year (depreciation and amortization expense)	5,988	5,512	5,371
Deductions during the year	(4,740)	(251)	(2,376)

Balance, end of the year	$75,835	74,587	69,326

(10) Commitments and Contingencies

      The Company has been named as a defendant in a number of lawsuits in the ordinary course of business. Management believes, based in part on advice of legal counsel, that the ultimate settlement of these suits will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

INDEPENDENT AUDITORS’ REPORT

The Members

Maguire Partners-South Tower, LLC:

      We have audited the accompanying balance sheets of Maguire Partners-South Tower, LLC, a California limited liability company (the Company), as of December 31, 2001 and 2000 and the related statements of operations, members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maguire Partners-South Tower, LLC as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California

October 3, 2002

MAGUIRE PARTNERS-SOUTH TOWER, LLC

(A California Limited Liability Company)

BALANCE SHEETS

(In thousands)

		December 31,
	June 30,
	2002	2001	2000

	(Unaudited)
ASSETS
Investment in real estate:
Land	$5,787	5,787	5,787
Building and improvements	141,458	140,433	139,873
Tenant improvements	30,133	28,657	23,712
Furniture, fixtures, and equipment	624	624	546

	178,002	175,501	169,918
Less accumulated depreciation and amortization	(67,901)	(65,166)	(60,069)

	110,101	110,335	109,849
Cash and cash equivalents, unrestricted	7	261	318
Restricted cash	2,835	1,820	2,388
Rents and other receivables	84	741	630
Deferred rents	7,379	7,694	8,707
Due from affiliates	2,045	1,657	1,383
Deferred leasing and loan costs, net of accumulated amortization of $6,517 (unaudited), $5,818, and $4,896 as of 2002, 2001, and 2000, respectively	5,894	6,506	5,338
Other assets	571	255	378

Total assets	$128,916	129,269	128,991

LIABILITIES AND MEMBERS’ DEFICIT
Mortgage loan, net of unamortized discount of $2,563 (unaudited), $3,525, and $3,927 as of 2002, 2001, and 2000, respectively	$181,059	180,070	175,100
Capital lease payable	1,372	604	–
Accrued lender participation	7,466	7,466	5,500
Accounts payable and accrued expenses	5,296	3,165	3,688
Accrued interest payable	1,530	1,530	1,492
Prepaid tenant rent and security deposits	504	1,362	347

Total liabilities	197,227	194,197	186,127
Members’ deficit	(68,311)	(64,928)	(57,136)

Total liabilities and members’ deficit	$128,916	129,269	128,991

See accompanying notes to financial statements.

MAGUIRE PARTNERS-SOUTH TOWER, LLC

(A California Limited Liability Company)

STATEMENTS OF OPERATIONS

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Revenues:
Rental	$9,807	10,436	20,828	20,495	18,020
Tenant reimbursements	4,439	3,075	6,271	5,047	4,278
Parking operations	2,684	2,448	5,093	4,580	3,867
Other income	217	131	415	913	954

Total revenues	17,147	16,090	32,607	31,035	27,119

Expenses:
Rental property operations and maintenance	4,660	4,369	8,824	8,445	8,109
Property management fees to affiliate	454	417	854	796	675
Real estate taxes	1,079	1,030	2,111	2,048	2,069
Interest	10,293	10,236	20,602	19,054	17,166
Depreciation and amortization	3,372	2,803	6,328	5,428	5,332
General and administrative	672	652	1,680	1,336	2,120

Total expenses	20,530	19,507	40,399	37,107	35,471

Net loss	$(3,383)	(3,417)	(7,792)	(6,072)	(8,352)

See accompanying notes to financial statements.

MAGUIRE PARTNERS-SOUTH TOWER, LLC

(A California Limited Liability Company)

STATEMENTS OF MEMBERS’ DEFICIT

Six Months Ended June 30, 2002 (unaudited) and
Years Ended December 31, 2001, 2000 and 1999
(In thousands)

	Maguire Partners-	Other
	Bunker Hill, Ltd.	Members	Total

Balance, December 31, 1998	$(29,157)	(13,555)	(42,712)
Net loss	(4,177)	(4,175)	(8,352)

Balance, December 31, 1999	(33,334)	(17,730)	(51,064)
Net loss	(3,037)	(3,035)	(6,072)

Balance, December 31, 2000	(36,371)	(20,765)	(57,136)
Net loss	(3,897)	(3,895)	(7,792)

Balance, December 31, 2001	(40,268)	(24,660)	(64,928)
Net loss (unaudited)	(1,692)	(1,691)	(3,383)

Balance, June 30, 2002 (unaudited)	$(41,960)	(26,351)	(68,311)

See accompanying notes to financial statements.

MAGUIRE PARTNERS-SOUTH TOWER, LLC

(A California Limited Liability Company)

STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Cash flows from operating activities:
Net loss	$(3,383)	(3,417)	(7,792)	(6,072)	(8,352)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,372	2,803	6,328	5,428	5,332
Amortization of loan costs and loan discount	1,082	1,277	2,555	1,388	–
Change in assets and liabilities:
Rents and other receivables	657	205	(111)	16	(308)
Deferred rents	315	464	1,013	10	(734)
Due from affiliates	(388)	(115)	(274)	(495)	(285)
Deferred leasing costs	(98)	(1,133)	(2,090)	(1,350)	801
Other assets	(316)	24	123	(125)	(103)
Accounts payable and other liabilities	1,273	(322)	120	2,163	62
Accrued interest payable	–	4	38	(17)	64

Net cash provided by (used in) operating activities	2,514	(210)	(90)	946	(3,523)

Cash flows from investing activities:
Change in restricted cash	(1,015)	1,781	568	(1,872)	4,400
Expenditures for improvements to real estate	(1,713)	(2,656)	(5,084)	(3,613)	(7,479)

Net cash used in investing activities	(2,728)	(875)	(4,516)	(5,485)	(3,079)

Cash flows from financing activities:
Proceeds from mortgage loans	–	908	4,568	3,784	7,650
Principal payments on capital lease payable	(40)	–	(19)	–	–

Net cash provided by (used in) financing activities	(40)	908	4,549	3,784	7,650

Net increase (decrease) in cash and cash equivalents	(254)	(177)	(57)	(755)	1,048
Cash and cash equivalents at beginning of period	261	318	318	1,073	25

Cash and cash equivalents at end of period	$7	141	261	318	1,073

Supplemental disclosure of cash flow information: cash paid for interest	$9,211	8,955	18,008	17,678	17,014
Supplemental disclosure of noncash investing and financing activity:
Equipment acquired through a capital lease	$808	–	623	–	–

See accompanying notes to financial statements.

MAGUIRE PARTNERS-SOUTH TOWER, LLC

(A California Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 (unaudited) and December 31, 2001 and 2000
(Tabular amounts in thousands)

(1) Organization and Description of Business

      Maguire Partners-South Tower, LLC (the Company) is a California limited liability company whose members consist of Maguire Partners-Bunker Hill, Ltd., a California limited partnership (Maguire), and certain institutional investors. Maguire had a 50.01% membership interest in the Company. The Company owns and operates a high-rise office building, known as the KPMG Tower, located in the Los Angeles central business district, California.

      In accordance with the terms of the Company’s operating agreement, losses are allocated to each member pro rata based on their stated percentage interest. As discussed in note 3, the Company is precluded from making distributions to the members until the mortgage loan is repaid.

      The KPMG Tower, which is part of the Wells Fargo Center, consists of a 45-story office tower, a five-level subterranean parking garage, and an off-site five-story parking structure, known as X-2 Garage. The other high-rise office building in the Wells Fargo Center, known as the Wells Fargo Tower, is owned by an affiliate of Maguire.

      An affiliate of Maguire serves as the property manager for the KPMG Tower and, accordingly, makes the day-to-day decisions related to the Company. Major decisions, as defined in the Company’s operating agreement, are made by a management committee, which includes representatives from each of the Company’s members.

(2) Summary of Significant Accounting Policies

(a) Cash Equivalents

      For purposes of the statements of cash flows, the Company considers short-term investments with maturities of 90 days or less when purchased to be cash equivalents.

(b) Investment in Real Estate

      Investment in real estate is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives as follows:

Buildings and improvements	50 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	5 years

      Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

(c) Impairment of Long-Lived Assets

      The Company assesses whether there has been impairment in the value of its long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the

MAGUIRE PARTNERS-SOUTH TOWER, LLC
(A California Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management believes no impairment in the net carrying value of the investment in real estate has occurred.

(d) Deferred Leasing and Loan Costs

      Deferred leasing commissions and other direct costs associated with the acquisition of leases with tenants are capitalized and amortized on a straight-line basis over the terms of the related leases. Loan costs are capitalized and amortized to interest expense over the terms of the related loans using a method that approximates the effective-interest method.

(e) Accrued Lender Participation

      As of the inception of the mortgage loan, the Company recorded a liability and a corresponding loan discount equal to the estimated fair value of the equity participation feature of its mortgage loan (see note 3). Subsequent changes in the estimated fair value of the participation feature are recorded as adjustments to the recorded liability and discount. The discount is amortized utilizing the effective-interest method over the life of the related mortgage loan.

(f) Revenue Recognition

      All leases are classified as operating leases and contractual noncancelable minimum rents are recognized on a straight-line basis over the terms of the leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents in the accompanying balance sheet and contractually due but unpaid rents are included in rents and other receivables.

      Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in other income in the accompanying statements of operations, are recognized when the related leases are canceled and the Company has no continuing obligation to provide services for such former tenants.

     (g) New Accounting Pronouncements

      The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133, which were effective for the Company beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or as a liability measured at its fair value and that changes in the fair value be recognized currently in the statement of operations. The impact of adopting SFAS No. 133 did not have a material effect on the Company’s financial position or results of operations.

      The FASB also issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FASB Statement No. 145 generally provided for various technical corrections to previously issued accounting pronouncements. The only impact to the Company related to SFAS No. 145 is to provide that early extinguishment of debt, including the write-off of unamortized deferred loan costs, is generally no longer considered an extraordinary item. Effective

MAGUIRE PARTNERS-SOUTH TOWER, LLC
(A California Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

January 1, 2002, the Company has adopted the provisions of FAS No. 145 and has presented all previous early write-offs of unamortized loan costs as a component of interest expense.

(h) Income Taxes

      Under applicable federal and state income tax rules, the allocated share of net income or loss from limited liability companies is reportable in the income tax returns of the members. Accordingly, no income tax provision is included in the accompanying financial statements.

(i) Management’s Estimates and Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made.

      Management has identified certain critical accounting policies that affect management’s more significant judgments and estimates used in the preparation of the Company’s financial statements. On an ongoing basis, management evaluates estimates related to critical accounting policies, including those related to revenue recognition and the allowance for doubtful accounts receivable and investments in real estate and asset impairment. The estimates are based on information that is currently available to management and on various other assumptions that management believes are reasonable under the circumstances.

      Management must make estimates related to the collectibility of accounts receivable related to minimum rent, deferred rent, expense reimbursements, lease termination fees and other income. Management specifically analyzes accounts receivable and historical bad debts, tenant concentrations, tenant creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts receivable. These estimates have a direct impact on the Company’s net income, because a higher bad debt allowance would result in lower net income.

      Management is required to make subjective assessments as to the useful lives of the properties for purposes of determining the amount of depreciation to record on an annual basis with respect to the Company’s investment in real estate. These assessments have a direct impact on the Company’s net income because if management were to shorten the expected useful lives of the Company’s investment in real estate the Company would depreciate such real estate over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

      Management is required to make subjective assessments as to whether there is impairment in the value of the Company’s investment in real estate. These assessments have a direct impact on the Company’s net income because recording an impairment loss results in an immediate negative adjustment to net income.

      Management is also required to make a subjective assessment as to the fair value of the real estate in order to calculate the estimate of the lender participation liability related to the mortgage loan on the property and the corresponding unearned discount on the loan. This assessment has a direct impact on the Company’s net income because the amortization of the unearned discount is recorded as additional interest expense over the life of the mortgage loan.

MAGUIRE PARTNERS-SOUTH TOWER, LLC
(A California Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(j)	Unaudited Interim Financial Information

      The financial statements as of June 30, 2002 and for the six months ended June 30, 2002 and 2001 are unaudited. In the opinion of management, such financial statements reflect all adjustments necessary for a fair presentation of the results of the respective interim periods. All such adjustments are of a normal recurring nature.

(3)	Mortgage Loan

      The mortgage loan, which has an outstanding principal balance of $183,595,000 and $179,027,000 as of December 31, 2001 and 2000, respectively, is secured by a first trust deed on the KPMG Tower and matures on September 1, 2003. The loan bears interest at a fixed rate of 10% per annum, payable monthly, and provides for an equity participation interest feature whereby, upon sale of the property or at the maturity date of the loan, the Company is obligated to pay the lender an amount equal to 50.0% of the amount by which the sum of fair market value of the property plus all other net assets of the Company exceeds the then outstanding principal balance of the mortgage loan plus any prepayment penalties then due and payable, subject to certain modifications as defined in the agreement. The Company has estimated the fair value of the equity participation to be $7,466,000 and $5,500,000 as of December 31, 2001 and 2000, respectively. The unamortized discount associated with this equity participation was $3,525,000 and $3,927,000 as of December 31, 2001 and 2000, respectively. Discount amortization for the years ended December 31, 2001, 2000, and 1999 was $2,369,000, $1,201,000, and $372,000, respectively, and was included as a component of interest expense in the accompanying statements of operations.

      In conjunction with the loan agreement, the Company has agreed that all cash receipts will be deposited into a restricted account to be disbursed by the lender’s agent for the payment of budgeted operating expenses, budgeted capital costs, contractual debt service (interest) and escrowed property tax, and insurance impounds. Additionally, no distributions to members may be made until the loan is paid in full. Any excess cash flow may be requested by the lender from time to time to be applied against the indebtedness. Because of these arrangements, the majority of the Company’s cash balances are classified as restricted in the accompanying financial statements.

      The loan allows for the Company to obtain additional funds up to a yearly specified amount through the maturity date. The Company is permitted to draw from the available loan funds to satisfy any debt service requirement deficit. The maximum loan amount is $200,000,000.

(4)	Capital Lease Payable

      During 2001, the Company entered into a $1,500,000 capital lease agreement to purchase cost saving capital improvements that are shared between Wells Fargo Tower and KPMG Tower. The capital improvements were allocated $877,000 and $623,000 to Wells Fargo Tower and KPMG Tower, respectively. The aggregate minimum monthly payments are allocated $16,000 and $11,000 to Wells Fargo Tower and KPMG Tower, respectively. The capital lease expires in September 2007.

MAGUIRE PARTNERS-SOUTH TOWER, LLC
(A California Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The future minimum annual capital lease payments allocated to the Company are as follows as of December 31, 2001:

2002	$138
2003	138
2004	138
2005	138
2006	138
Thereafter	103

Total payments	793
Less interest included above	(189)

$604

(5)	Related Party Transactions

      An affiliate of Maguire leased space in the KPMG Tower through mid-2001. Rental and tenant reimbursement revenue from this lease totaled $234,000, $456,000, and $450,000 for the years ended December 31, 2001, 2000, and 1999, respectively. As of December 31, 2001 and 2000, the Company had a receivable from this affiliate of $1,345,000 and $1,111,000, respectively, which primarily represented rents in arrears since December 1997.

      The Company incurred fees of $854,000, $796,000, and $675,000 for the years ended December 31, 2001, 2000, and 1999, respectively, to Maguire Partners Development, Ltd. (Development), an affiliate of Maguire, for providing on-site management services to the KPMG Tower. In accordance with the management agreement, the management fee was calculated as 2.5% of Project Income (as defined).

      Development obtains property and liability insurance for the Company as part of a larger insurance package that includes coverage on other real estate managed by Development. Development allocates a portion of the total insurance premium for the different insured components to the Company using specific identification, relative square footage, and relative insured value as an allocation basis.

      Development also has an agreement with the Company to provide leasing services. Approximately $621,000, $445,000, and $233,000 of leasing commissions were incurred for the years ended December 31, 2001, 2000, and 1999, respectively.

(6) Minimum Future Lease Rentals

      Total future minimum rent under noncancelable operating tenant leases in effect as of December 31, 2001 is as follows:

2002	$19,676
2003	13,983
2004	13,102
2005	12,824
2006	12,001
Thereafter	39,711

$111,297

MAGUIRE PARTNERS-SOUTH TOWER, LLC
(A California Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(7) Tenant Concentrations

      A significant portion of the Company’s rental revenues and tenant reimbursements were generated from four tenants. The revenue recognized related to these tenants for the years ended December 31 was as follows:

	2001	2000	1999

School district	$10,611	10,425	10,417
Law firm	4,755	4,660	4,491
Accounting firm	3,790	3,139	1,260
Financial services firm	2,012	2,007	2,007

	$21,168	20,231	18,175

      As of December 31, 2001 and 2000, $4,693,000 and $5,595,000, respectively, of the deferred rents relates to these four leases. The leases for these tenants expire or are cancelable in 2003 through 2014. The school district lease, which accounts for approximately 39% of current revenue, expires in 2003. This lease was renewed in August 2002 (unaudited).

(8)	Fair Value of Financial Instruments

      The fair value of the Company’s mortgage loan is estimated based on rates currently available to the Company for debt with similar terms and remaining maturity. As of December 31, 2001 and 2000, such fair value is approximately equal to the carrying value for this debt and the related accrued lender participation. As discussed in note 3, the accrued lender participation is stated at estimated fair market value. Management believes that the 10% interest rate is approximately market for this loan as the property is highly leveraged.

      The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and accrued expenses, and accrued interest payable approximate fair value because of the short-term nature of these instruments.

(9) Investment in Real Estate

      Following is certain information related to the Company’s investment in real estate as of December 31, 2001:

Encumbrances	$180,070
Initial cost to Company:
Land	4,666
Buildings and improvements	–
Cost capitalized subsequent to acquisition:
Improvements including carrying costs	170,835
Total costs:
Land	5,787
Buildings and improvements	169,714
Accumulated depreciation and amortization	65,166
Date of construction	1983

MAGUIRE PARTNERS-SOUTH TOWER, LLC
(A California Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The aggregate gross cost of the Company’s investment in real estate for federal income tax purposes approximated $276,680,000 as of December 31, 2001. This differs from the gross cost included in the accompanying financial statements due, in part, to removal of certain fully depreciated assets for financial reporting purposes.

      The following table reconciles the historical cost of the Company’s investment in real estate from January 1, 1999 to December 31, 2001:

	Year Ended December 31,

	2001	2000	1999

Balance, beginning of the year	$169,918	168,344	162,147
Additions during the period	5,707	3,613	7,479
Deductions during the period	(124)	(2,039)	(1,282)

Balance, end of the year	$175,501	169,918	168,344

      The following table reconciles the accumulated depreciation and amortization of the Company’s investment in real estate from January 1, 1999 to December 31, 2001:

	Year Ended December 31,

	2001	2000	1999

Balance, beginning of the year	$60,069	56,680	52,630
Additions during the period (depreciation and amortization expense)	5,583	4,645	4,445
Deductions during the period	(486)	(1,256)	(395)

Balance, end of the year	$65,166	60,069	56,680

(10) Commitments and Contingencies

      The Company has been named as a defendant in a number of lawsuits in the ordinary course of business. Management believes, based in part on advice of legal counsel, that the ultimate settlement of these suits will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

(11) Subsequent Event

      On September 13, 2002, Maguire purchased the 49.99% interest in the Company owned by the other investors. As of the same date, ownership of the KPMG Tower was transformed to a newly formed limited liability corporation, a new mortgage loan was obtained and the existing mortgage loan was repaid.

INDEPENDENT AUDITORS’ REPORT

The Members

Maguire Partners-Glendale Center, LLC:

      We have audited the accompanying consolidated balance sheets of Maguire Partners-Glendale Center, LLC (a California limited liability company) and subsidiary (collectively, the Company) as of December 31, 2001 and 2000 and the related consolidated statements of income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maguire Partners-Glendale Center, LLC and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California

October 3, 2002

MAGUIRE PARTNERS-GLENDALE CENTER, LLC

(A California Limited Liability Company)
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In thousands)

		December 31,
	June 30,
	2002	2001	2000

	(Unaudited)
ASSETS
Investment in real estate:
Land	$4,546	4,546	4,546
Building and improvements	35,184	35,184	35,178
Tenant improvements	6,494	6,494	6,531
Furniture, fixtures, and equipment	96	96	95

	46,320	46,320	46,350
Less accumulated depreciation and amortization	(9,062)	(8,342)	(6,920)

	37,258	37,978	39,430
Cash and cash equivalents, unrestricted	2,283	1,969	90
Restricted cash	709	2,105	1,414
Rents and other receivables	466	202	285
Deferred rents	6,505	6,576	6,232
Due from affiliates	389	456	402
Deferred leasing and loan costs, net of accumulated amortization of $4,461 (unaudited), $3,904 and $2,828 as of 2002, 2001, and 2000, respectively	6,678	6,834	6,771
Other assets	189	70	64

Total assets	$54,477	56,190	54,688

LIABILITIES AND MEMBERS’ EQUITY
Mortgage loan	$37,000	37,000	37,000
Accrued tenant participation	5,449	5,282	4,825
Accounts payable and accrued expenses	741	824	2,002
Accrued interest payable	148	155	141
Prepaid tenant rent and security deposits	315	965	–

Total liabilities	43,653	44,226	43,968
Members’ equity	22,824	23,964	22,720
Less note receivable from member	(12,000)	(12,000)	(12,000)

Members’ equity, net	10,824	11,964	10,720

Total liabilities and members’ equity	$54,477	56,190	54,688

See accompanying notes to consolidated financial statements.

MAGUIRE PARTNERS-GLENDALE CENTER, LLC

(A California Limited Liability Company)
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(In thousands)

	Six Months
	Ended June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Revenues:
Rental	$4,031	4,027	8,051	8,055	8,056
Tenant reimbursements	1,607	1,261	2,838	2,515	2,490
Parking operations	835	719	1,569	1,524	1,546
Interest income	438	460	961	63	43

Total revenues	6,911	6,467	13,419	12,157	12,135

Expenses:
Building and parking garage operations	1,350	1,093	2,525	2,284	2,284
Property management fees to affiliates	173	152	319	292	287
Real estate taxes	397	384	750	740	738
Interest	1,361	1,353	2,737	2,168	1,889
Depreciation and amortization	1,266	1,196	2,563	2,532	2,245
General and administrative	242	304	648	556	456

Total expenses	4,789	4,482	9,542	8,572	7,899

Income before appreciation in land distributed to members	2,122	1,985	3,877	3,585	4,236
Appreciation in land distributed to members	–	–	–	6,478	–

Net income	$2,122	1,985	3,877	10,063	4,236

See accompanying notes to consolidated financial statements.

MAGUIRE PARTNERS-GLENDALE CENTER, LLC

(A California Limited Liability Company)
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Six Months Ended June 30, 2002 (unaudited) and
Years Ended December 31, 2001, 2000, and 1999
(In thousands)

		Less Note
		Receivable From
	Maguire Partners-	Maguire Partners-	Other
	Glendale, LLC	Glendale, LLC	Member	Total

Balance, December 31, 1998	$(95)	–	25,788	25,693
Distributions	(779)	–	(3,953)	(4,732)
Net income	602	–	3,634	4,236

Balance, December 31, 1999	(272)	–	25,469	25,197
Cash distributions	(471)	–	(3,069)	(3,540)
Land distribution	(4,500)	–	(4,500)	(9,000)
Issuance of note receivable from member	–	(12,000)	–	(12,000)
Net income	3,723	–	6,340	10,063

Balance, December 31, 2000	(1,520)	(12,000)	24,240	10,720
Distributions	(718)	–	(1,915)	(2,633)
Net income	589	–	3,288	3,877

Balance, December 31, 2001	(1,649)	(12,000)	25,613	11,964
Distributions (unaudited)	(632)	–	(2,630)	(3,262)
Net income (unaudited)	350	–	1,772	2,122

Balance, June 30, 2002 (unaudited)	$(1,931)	(12,000)	24,755	10,824

See accompanying notes to consolidated financial statements.

MAGUIRE PARTNERS-GLENDALE CENTER, LLC

(A California Limited Liability Company)
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended
	June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999

	(Unaudited)
Cash flows from operating activities:
Net income	$2,122	1,985	3,877	10,063	4,236
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,266	1,196	2,563	2,532	2,245
Appreciation in land distributed to members	–	–	–	(6,478)	–
Amortization of loan costs	11	11	22	112	120
Write-off of deferred loan costs	–	–	–	233	–
Change in assets and liabilities:
Rents and other receivables	(264)	(10)	83	(203)	121
Deferred rents	71	(396)	(344)	(1,336)	(1,415)
Due from affiliates	67	11	(54)	(267)	(3)
Deferred leasing costs	(401)	(554)	(1,113)	(2,560)	(888)
Other assets	(119)	(80)	(6)	6	(12)
Accrued tenant participation	167	(728)	457	1,843	139
Accounts payable and other liabilities	(733)	1,896	973	(144)	216
Accrued interest payable	(7)	4	14	(9)	–

Net cash provided by operating activities	2,180	3,335	6,472	3,792	4,759

Cash flows from investing activities:
Restricted cash	1,396	(1,332)	(691)	(1,414)	–
Expenditures for improvements to real estate	–	(6)	(1,192)	(130)	(249)

Net cash provided by (used in) investing activities	1,396	(1,338)	(1,883)	(1,544)	(249)

Cash flows from financing activities:
Distributions	(3,262)	(1,141)	(2,633)	(3,540)	(4,732)
Issuance of note receivable from member	–	–	–	(12,000)	–
Payment of deferred loan costs	–	(77)	(77)	(239)	–
Proceeds from mortgage loans	–	–	–	37,000	–
Payment of mortgage loans	–	–	–	(25,000)	–

Net cash used in financing activities	(3,262)	(1,218)	(2,710)	(3,779)	(4,732)

Net increase (decrease) in cash and cash equivalents	314	779	1,879	(1,531)	(222)
Cash and cash equivalents at beginning of period	1,969	90	90	1,621	1,843

Cash and cash equivalents at end of period	$2,283	869	1,969	90	1,621

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,357	1,338	2,701	2,065	1,769
Supplemental disclosure of noncash financing activity:
Distribution of land to members	$–	–	–	9,000	–

See accompanying notes to consolidated financial statements.

MAGUIRE PARTNERS-GLENDALE CENTER, LLC

(A California Limited Liability Company)
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 (unaudited) and December 31, 2001 and 2000
(Tabular amounts in thousands)

(1) Organization and Description of Business

      Maguire Partners-Glendale Center, LLC (Glendale) is a California limited liability company whose members are Maguire Partners-Glendale, LLC, a California limited liability company (Maguire), and BankAmerica Realty Services, Inc., a Delaware corporation (BARSI). On December 12, 2000, Glendale formed Maguire Partners-611 N. Brand, LLC, a California limited liability company (611 LLC), a wholly owned subsidiary of Glendale, for the purpose of owning and operating Phase I of a commercial office and retail development project known as the Glendale Center, located in Glendale, California (the Project) which was owned by Glendale prior to December 12, 2000. The transfer of the property was recorded by 611 LLC at Glendale’s book value as it was a reorganization of entities under common control. The accompanying consolidated financial statements include the accounts of Glendale and 611 LLC (collectively, the Company).

      Phase I of Glendale Center consists of a 364,000 square foot office tower and some retail space. The Company also owned an adjacent parcel of land, referred to as Phase II. Economic ownership of the Phase II land was effectively transferred to an affiliate of Maguire through a 99 year ground lease which provides for an annual lease payment of $1. The affiliate of Maguire concurrently paid BARSI consideration totaling $4,500,000 equal to the estimated fair value of BARSI’s interest in the Phase II land. The Company has accounted for this transaction following the substance of the transaction which was a distribution of an asset owned by the Company to its members on December 12, 2000 and subsequent sale between members. The distribution has been recorded at fair value. The amount in which the fair value of the Phase II land exceeded the Company’s cost was $6,478,000 and has been presented in the accompanying consolidated statement of income.

      In accordance with the operating agreement of Glendale, Phase I net income and distributions of available cash are first allocated to BARSI until a 9% return on BARSI’s preferred account balance (as defined in the operating agreement) is achieved. The next priority is payment of a tenant participation in cash flow as further described in note 5. The remaining amounts of Phase I net income and cash distributions are allocated 30% to Maguire and 70% to BARSI. As of December 31, 2001, there is no unpaid preferred return to BARSI. Net income and distributions related to Phase II were allocated equally amongst the members.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

      The consolidated financial statements include the accounts of Glendale and 611 LLC. All significant intercompany accounts and transactions have been eliminated.

(b) Cash Equivalents

      For purposes of the statements of cash flows, the Company considers short-term investments with maturities of 90 days or less when purchased to be cash equivalents.

MAGUIRE PARTNERS-GLENDALE CENTER, LLC
(A California Limited Liability Company)
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Investment in Real Estate

      Investment in real estate is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives as follows:

Buildings and improvements	40 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	5 years

      Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

(d) Impairment of Long-Lived Assets

      The Company assesses whether there has been impairment in the carrying value of its long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management believes no impairment in the net carrying value of the investment in real estate has occurred.

(e) Deferred Leasing and Loan Costs

      Deferred leasing commissions and other direct costs associated with the acquisition of tenants are capitalized and amortized on a straight-line basis over the terms of the related leases. Loan costs are deferred and amortized to interest expense over the terms of the related loan using a method that approximates the effective interest method.

(f) Revenue Recognition

      All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents in the accompanying consolidated balance sheets and contractually due but unpaid rents are included in rents and other receivables.

      Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in other income in the accompanying consolidated statements of income, are recognized when the related leases are canceled and the Company has no continuing obligation to provide services for such former tenants.

(g) New Accounting Pronouncements

      The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and

MAGUIRE PARTNERS-GLENDALE CENTER, LLC
(A California Limited Liability Company)
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain Hedging Activities — an Amendment of FASB Statement No. 133, which were effective for the Company beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or as a liability measured at its fair value and that changes in the fair value be recognized currently in the statement of operations. The impact of adopting SFAS No. 133 did not have a material effect on the Company’s financial position or results of operations.

      The FASB also issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FASB Statement No. 145 generally provided for various technical corrections to previously issued accounting pronouncements. The only impact to the Company related to SFAS No. 145 is to provide that early extinguishment of debt, including the write-off of unamortized deferred loan costs, is generally no longer considered an extraordinary item. Effective January 1, 2002, the Company has adopted the provisions of FAS No. 145 and has presented all previous early write-offs of unamortized loan costs as a component of interest expense.

(h) Income Taxes

      Under applicable federal and state income tax rules, the allocated share of net income or loss of limited liability companies is reportable in the income tax returns of the members. Accordingly, no income tax provision is included in the accompanying consolidated financial statements.

(i) Management’s Estimates and Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made.

      Management has identified certain critical accounting policies that affect management’s more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements. On an ongoing basis, management evaluates estimates related to critical accounting policies, including those related to revenue recognition and the allowance for doubtful accounts receivable and investments in real estate and asset impairment. The estimates are based on information that is currently available to management and on various other assumptions that management believes are reasonable under the circumstances.

      Management must make estimates related to the collectibility of accounts receivable related to minimum rent, deferred rent, expense reimbursements, lease termination fees and other income. Management specifically analyzes accounts receivable and historical bad debts, tenant concentrations, tenant creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts receivable. These estimates have a direct impact on the Company’s net income, because a higher bad debt allowance would result in lower net income.

      Management is required to make subjective assessments as to the useful lives of the properties for purposes of determining the amount of depreciation to record on an annual basis with respect to the Company’s investment in real estate. These assessments have a direct impact on the Company’s net income because if management were to shorten the expected useful lives of the Company’s investment in real estate the Company would depreciate such real estate over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

MAGUIRE PARTNERS-GLENDALE CENTER, LLC
(A California Limited Liability Company)
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Management is required to make subjective assessments as to whether there is impairment in the value of the Company’s investment in real estate. These assessments have a direct impact on the Company’s net income because recording an impairment loss results in an immediate negative adjustment to net income.

      Management is also required to make a subjective assessment as to the fair value of the real estate in order to calculate the estimate of the fair value of the accrued tenant participation (see note 5) and the corresponding deferred leasing cost. This assessment has a direct impact on the Company’s net income because the amortization of the deferred leasing cost is recorded as an expense over the life of the tenant’s lease.

(j)	Unaudited Interim Consolidated Financial Information

      The consolidated financial statements as of June 30, 2002 and for the six months ended June 30, 2002 and 2001 are unaudited. In the opinion of management, such financial statements reflect all adjustments necessary for a fair presentation of the results of the respective interim periods. All such adjustments are of a normal recurring nature.

(3)	Mortgage Loan

      On December 12, 2000, the Company obtained a new mortgage loan in the amount of $37,000,000. The net proceeds from the refinancing were used by the Company to repay the principal balance of existing debt, fund required reserves, pay loan closing costs and other general uses, and the remaining proceeds of $12,000,000 were loaned to Maguire (note 4). In conjunction with the refinancing, the Company was required to form 611 LLC, a bankruptcy remote entity, to hold the property. The loan is secured by a first mortgage lien on the Project, an assignment of the leases, as well as personal property liens. The loan is guaranteed by an affiliate of Maguire.

      The loan matures on July 11, 2028. Interest is due monthly at 7.20% per annum through January 11, 2011. Beginning January 12, 2011, the interest rate increases to the greater of 12.2% or the treasury rate plus 5%, unless the loan is an asset of an entity subject to a securitization, as defined, in which case the interest rate increases to 9.2%. Monthly payments of principal and interest in the amount of approximately $265,000 are due beginning August 12, 2003 through maturity. Additionally, beginning January 11, 2011, all excess cash flow, as defined, is required to be paid as additional principal reductions on the loan. Distributions to the members of the Company are prohibited from January 11, 2011 until the loan is repaid. The terms of the mortgage loan agreement include certain prepayment penalty provisions.

      In accordance with the mortgage loan agreement, all cash receipts of the Project are directed and deposited into a restricted lockbox account. These receipts are then allocated and held in restricted cash reserve accounts in accordance with the cash management agreement, which is part of the mortgage loan agreement.

      As of December 31, 2001, the future principal payments of the mortgage loan are as follows:

2003	$201
2004	507
2005	545
2006	586
Thereafter	35,161

$37,000

MAGUIRE PARTNERS-GLENDALE CENTER, LLC
(A California Limited Liability Company)
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Note Receivable from Member

      On December 12, 2000, the Company loaned $12,000,000 of the refinancing proceeds to Maguire. The terms of the note receivable provide for interest at 7.20% per annum payable monthly through its maturity on January 11, 2011. Monthly payments of principal in addition to interest are due beginning on August 11, 2003 through maturity. This note, which is secured by Maguire’s member interest, has been recorded as a reduction to members’ equity in the accompanying consolidated financial statements.

(5)	Accrued Tenant Participation

      In order to induce a significant tenant to enter into a lease in the Project, the Company granted this tenant a 20% participation in the Company’s net operating cash flow and net sales proceeds from Phase I of the Project after all accrued and unpaid member preference returns and member loans are paid, as described in an addendum to the Company’s operating agreement. As of the inception of the lease, the Company recorded the estimated fair value of this tenant participation as a liability and recorded the corresponding lease concession cost. Subsequent changes in the estimated fair value of the distribution right are recorded as adjustments to the liability and the related lease concession cost. The lease concession cost is amortized on the straight-line method over the life of the related lease. Annual payments to the tenant are recorded as a reduction of the accrued tenant participation liability. The Company estimates the fair value of this distribution right to be the net present value of the tenant’s share of the estimated net operating cash flow through the lease expiration date in 2011 and the present value of the tenant’s share of the estimated net proceeds from sale in 2011. The Company has the option to purchase the tenant participation at the end of the lease in 2011. The participation continues in perpetuity until the Company purchases the participation right or sells the property. The tenant received participation payments totaling $606,000, $250,000, and $749,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

(6)	Related Party Transactions

      The Company incurred fees of $319,000, $292,000, and $287,000 in 2001, 2000, and 1999, respectively, to Maguire Partners Development, Ltd. (Development), an affiliate of Maguire, for providing on-site management services to the Project. In accordance with the management agreement, the management fee was calculated as 2.5% of Project Income (as defined in the management agreement).

      The Company leases approximately 37% of the Project space to an affiliate of BARSI as discussed in note 8. The leases expire in 2010 through 2013. In addition to minimum rents, the member affiliate is also required to pay for various operating expenses and real estate property taxes as defined in the lease agreement.

      Included in due from affiliates in the accompanying consolidated balance sheets as of December 31, 2001 and 2000 is $135,000 and $273,000, respectively, due from the affiliate of BARSI.

      Development also maintains property and liability insurance for the Company as part of a larger insurance package that includes coverage on other real estate managed by Development. Development allocates a portion of the total insurance premium using specific-identification, relative square footage, and relative insured value as an allocation basis.

      The Company also has an agreement with Development to provide leasing services. No such leasing commissions were incurred for the years ended December 31, 2001, 2000, and 1999.

MAGUIRE PARTNERS-GLENDALE CENTER, LLC
(A California Limited Liability Company)
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Minimum Future Lease Rentals

      Total future minimum rent under noncancelable operating tenant leases in effect as of December 31, 2001 is as follows:

2002	$8,159
2003	8,159
2004	8,159
2005	8,259
2006	7,955
Thereafter	32,116

$72,807

      Included in the future minimum rent amounts above is approximately $33,262,000 related to the affiliate of BARSI.

(8)	Tenant Concentrations

      A significant portion of the Company’s rental revenues and tenant reimbursements were generated from three tenants. The revenue recognized related to these tenants for the years ended December 31 was as follows:

	2001	2000	1999

Entertainment company	$4,676	4,600	4,576
BARSI affiliate	3,807	3,775	3,756
Entertainment company	2,175	2,159	2,149

	$10,658	10,534	10,481

      As of December 31, 2001 and 2000, 100% of the deferred rents relates to these three tenant leases, including $2,616,000 and $2,572,000, respectively, related to the affiliate of BARSI. The leases for these tenants expire or are cancelable from 2006 through 2013.

(9)	Fair Value of Financial Instruments

      The fair value of the Company’s mortgage loan is estimated based on rates currently available to the Company for debt with similar terms and remaining maturity. As of December 31, 2001 and 2000, such fair value is approximately $39,220,000 and $38,573,000, respectively, compared to the carrying value of $37,000,000.

      The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and accrued expenses, and accrued interest payable approximate the fair values because of the short-term nature of these instruments. As described in note 5, the accrued tenant participation is recorded at fair value. It is not possible to estimate the fair value of the Company’s note receivable from affiliate due to the related party nature of this financing.

MAGUIRE PARTNERS-GLENDALE CENTER, LLC
(A California Limited Liability Company)
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10)	Investment in Real Estate

      Following is certain information related to the Company’s investment in real estate as of December 31, 2001:

Encumbrances	$37,000
Initial cost to Company:
Land	4,546
Buildings and improvements	–
Cost capitalized subsequent to acquisition:
Improvements	41,439
Carrying costs	335
Total costs:
Land	4,546
Buildings and improvements	41,774
Accumulated depreciation and amortization	8,342
Date of acquisition	1996

      The aggregate gross cost of the Company’s investment in real estate for federal income tax purposes approximated $46,320,000 as of December 31, 2001.

      The following table reconciles the historical cost of the Company’s investment in real estate from January 1, 1999 to December 31, 2001:

	Years Ended December 31,

	2001		2000	1999

Balance, beginning of the year	$46,350		48,742	48,493
Additions during the year	6	*	130	249
Deductions during the year	(36)		(2,522)	–

Balance, end of the year	$46,320		46,350	48,742

*	Differs from expenditures for improvements to real estate as stated in the accompanying consolidated statement of cash flows as a result of payments made in 2001 for 1998 improvements for which a liability was accrued in 1998.

     The following table reconciles the accumulated depreciation and amortization of the Company’s investment in real estate from January 1, 1999 to December 31, 2001:

	Years Ended December 31,

	2001	2000	1999

Balance, beginning of the year	$6,920	5,481	3,852
Additions during the year (depreciation and amortization expense)	1,458	1,439	1,629
Deductions during the year	(36)	–	–

Balance, end of the year	$8,342	6,920	5,481

MAGUIRE PARTNERS-GLENDALE CENTER, LLC
(A California Limited Liability Company)
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11)	Commitments and Contingencies

      The Company has been named as a defendant in a number of lawsuits in the ordinary course of business. Management believes, based in part on advice of legal counsel, that the ultimate settlement of these suits will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

INDEPENDENT AUDITORS’ REPORT

The Partners

Maguire Thomas Partners-Fifth & Grand, Ltd.:

      We have audited the accompanying statements of income, partners’ capital, and cash flows of Maguire Thomas Partners-Fifth & Grand, Ltd. (the Partnership) for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Maguire Thomas Partners-Fifth & Grand, Ltd. for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California

October 3, 2002

MAGUIRE THOMAS PARTNERS-FIFTH & GRAND, LTD.

(A California Limited Partnership)

STATEMENTS OF INCOME

Period from January 1, 2000 through December 20, 2000
and the Year Ended December 31, 1999
(In thousands)

	2000	1999

Revenues:
Rental	$29,236	30,159
Tenant reimbursements	11,173	12,096
Parking operations	3,290	3,140
Other income	865	1,031

	44,564	46,426

Expenses:
Rental property operations and maintenance	8,691	9,276
Real estate taxes	2,916	2,994
Interest	15,960	13,344
Depreciation and amortization	9,705	9,756
Management fees to affiliate	1,319	1,345
General and administrative	1,399	3,948

	39,990	40,663

Net income	$4,574	5,763

See accompanying notes to financial statements.

MAGUIRE THOMAS PARTNERS-FIFTH & GRAND, LTD.

(A California Limited Partnership)

STATEMENTS OF PARTNERS’ CAPITAL

Period from January 1, 2000 through December 20, 2000
and the Year Ended December 31, 1999
(In thousands)

	Maguire
	General Partner
	and Maguire	Other
	Limited Partner	Partners	Total

Balance, December 31, 1998	$145,654	10,325	155,979
Contributions	1,081	464	1,545
Distributions	(13,500)	(1,500)	(15,000)
Net income (loss)	5,955	(192)	5,763

Balance, December 31, 1999	139,190	9,097	148,287
Contributions	1,575	675	2,250
Distributions	(13,919)	(1,807)	(15,726)
Net income (loss)	5,297	(723)	4,574

Balance, December 20, 2000	$132,143	7,242	139,385

See accompanying notes to financial statements.

MAGUIRE THOMAS PARTNERS-FIFTH & GRAND, LTD.

(A California Limited Partnership)

STATEMENTS OF CASH FLOWS

Period from January 1, 2000 through December 20, 2000
and the Year Ended December 31, 1999
(In thousands)

	2000	1999

Cash flows from operating activities:
Net income	$4,574	5,763
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,705	9,756
Changes in assets and liabilities:
Rents and other receivables	36	3
Deferred rents	(958)	(1,155)
Due from affiliates	(38)	(12)
Deferred leasing costs	14	903
Other assets	(512)	1,261
Accounts payable and accrued expenses	(762)	(4,162)
Accrued interest payable	884	(3,709)
Prepaid rent and security deposits	1,023	116

Net cash provided by operating activities	13,966	8,764

Cash flows from investing activities:
Expenditures for improvements to real estate	(78)	(1,318)

Cash flows from financing activities:
Principal payments on mortgage loan	–	(1,188)
Contributions from partners	2,250	1,545
Distributions to partners	(15,726)	(15,000)

Net cash used in financing activities	(13,476)	(14,643)

Net increase (decrease) in cash and cash equivalents	412	(7,197)
Cash and cash equivalents at beginning of period	2,846	10,043

Cash and cash equivalents at end of period	$3,258	2,846

Supplemental disclosure of cash flow information:
Cash paid for interest	$15,076	17,053

See accompanying notes to financial statements.

MAGUIRE THOMAS PARTNERS-FIFTH & GRAND, LTD.

(A California Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

Period from January 1, 2000 through December 20, 2000
and the Year Ended December 31, 1999

(1)	Organization and Description of Business

      For the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, the partners of Maguire Thomas Partners-Fifth & Grand, Ltd., a California limited partnership (the Partnership), were Maguire Thomas Partners-Grand Place Tower, Ltd., a California limited partnership (Maguire General Partner), as general partner and three limited partners, including one which is an affiliate of Maguire (Maguire Limited Partner). Effective December 21, 2000, the Maguire Limited Partner acquired the 5% limited partnership interest held by Dai-Ichi Life Property Holdings, Inc. (Dai-Ichi). The remaining limited partner is Southern California Gas Tower, a California corporation, a subsidiary of Southern California Gas Company (SCGC). Collectively, the Maguire General Partner and the Maguire Limited Partner will be referred to as Maguire. Upon the acquisition of Dai-Ichi’s interests in the Partnership, Maguire gained control over the major operating and financial decisions of the Partnership.

      Partnership profits and losses and cash distributions are allocated to each partner in accordance with the specific provisions of the amended and restated partnership agreement. These allocations are not necessarily proportionate to the partners’ respective partnership interests. Among other things, these allocations require certain partners referred to as the Class B partners to fund the total Partnership debt service, utilizing their 50% share of net operating cash flow (as defined in the partnership agreement) or through capital contributions, if necessary. Class A partners have no obligation to fund the Partnership debt service.

      The Partnership owns and operates a 54-story office property known as the Gas Company Tower, located in the Los Angeles central business district, California. An affiliate of Maguire serves as the property manager. SCGC is a major tenant in the Gas Company Tower.

      In October 1998, an involuntary Chapter 11 bankruptcy case was commenced against the Partnership. The bankruptcy proceedings were a result of disputes between Maguire and Dai-Ichi. These disputes were resolved when the Bankruptcy Court approved the settlements resulting in Maguire acquiring Dai-Ichi’s interest in the Partnership, the lender receiving amounts owed under the mortgage loan plus reimbursement for costs incurred related to the bankruptcy proceedings, and settlement of Maguire’s mezzanine loan (which was secured by Maguire’s interests in the Partnership) for a reduced amount. The mortgage loan was refinanced with another lender on December 21, 2000.

      On December 21, 2000, in connection with the refinancing of the loan, the Partnership formed several limited liability companies (LLCs), which are ultimately wholly owned by the Partnership. The Partnership contributed its entire interest in the Gas Company Tower Project to one of these LLCs.

      No adjustments were made to the Partnership’s historical carrying values of the assets and liabilities as a result of the bankruptcy filings or settlements or the contribution of the Gas Company Tower property to the newly formed subsidiary, as the transactions were a reorganization of entities under common control.

MAGUIRE THOMAS PARTNERS-FIFTH & GRAND, LTD.
(A California Limited Partnership)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(2)	Summary of Significant Accounting Policies

(a) Depreciation and Amortization

      Depreciation and amortization of investment in real estate were recorded on a straight-line basis over the estimated useful lives as follows:

Buildings and related structures	50 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture and equipment	5 years

      Deferred leasing commissions and other direct costs associated with the acquisition of tenants were amortized on a straight-line basis over the terms of the related leases. Loan costs were amortized to interest expense over the terms of the related loans using a method that approximates the effective interest method.

(b) Revenue Recognition

      All leases were classified as operating leases and minimum rents were recognized on a straight-line basis over the terms of the leases.

      Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs were recognized in the period that the expenses were incurred. Lease termination fees, which were included in other income in the accompanying statements of income, were recognized when the related leases were canceled and the Partnership had no continuing obligation to provide services for such former tenants.

(c) Income Taxes

      Under applicable federal and state income tax rules, the allocated share of net income or loss from partnerships is reportable in the income tax returns of the partners. Accordingly, no income tax provision was included in the accompanying financial statements.

(d) Cash Equivalents

      For purposes of the statements of cash flows, the Partnership considers short-term investments with original maturities of 90 days or less when purchased to be cash equivalents.

(e) Management’s Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made.

(3)	Related Party Transactions

      The Partnership incurred fees of $1,360,000 and $1,345,000 during the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, respectively, to Maguire Partners Development, Ltd. (Development), an affiliate of Maguire, for on-site management services at the Gas

MAGUIRE THOMAS PARTNERS-FIFTH & GRAND, LTD.
(A California Limited Partnership)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company Tower. In accordance with the management agreement, the management fee was calculated as 3% of Project Income (as defined by the management agreement).

      Development obtains property and liability insurance for the Partnership as part of a larger insurance package that includes coverage on other real estate managed by Development. Development allocates a portion of the total insurance premium for the different insured components to the Partnership using specific identification, relative square footage, and relative insured value as an allocation basis.

      Affiliates of Maguire managed two multi-level parking structures in downtown Los Angeles which provided off-site parking to tenants of the Gas Company Tower, a property known as 808 South Olive Garage, which is owned by an affiliate of Maguire, and a garage owned by a third party. During 2000, the parking management agreement between the affiliate and the third party garage owner expired and the off-site parking services at that structure were discontinued at that time. During the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, the Partnership was charged approximately $655,000 and $788,000, respectively, by the off-site parking garages for its allocated share of garage property taxes, insurance, security, and certain other garage costs. Garage payroll and management fees are not included in costs charged to the Partnership.

      The Partnership has entered into an agreement to pay for a specified number of parking passes from one of the affiliated parking structures, discussed above, to the extent such passes are not purchased by tenants of the Partnership or other projects in downtown Los Angeles, which are affiliates of Maguire. The agreement commenced on November 8, 1993 and expires on November 8, 2011. The amounts incurred related to this agreement were approximately $22,000 and $96,000 for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, respectively.

(4)	Tenant Concentrations

      A significant portion of the Company’s rental revenues and tenant reimbursements were generated from three tenants. Two of the leases expire in 2006 and one expires in 2011. The revenue recognized related to these tenants for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999 was as follows:

	2000	1999

SCGC	$20,009	20,242
Law firm	6,718	7,100
Law firm	6,008	6,082

	$32,735	33,424

INDEPENDENT AUDITORS’ REPORT

The Joint Venturers

Maguire Thomas Partners-Treptow Development Company:

      We have audited the accompanying statements of operations, partners’ deficit, and cash flows of Maguire Thomas Partners-Treptow Development Company (the Company) for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Maguire Thomas Partners-Treptow Development Company from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California

October 3, 2002

MAGUIRE THOMAS PARTNERS-TREPTOW DEVELOPMENT COMPANY

(A California Joint Venture)

STATEMENTS OF OPERATIONS

Period from January 1, 2000 through December 20, 2000
and the Year Ended December 31, 1999
(In thousands)

	2000	1999

Revenues:
Rental	$184	185
Parking operations	1,631	1,721
Other income	66	89

	1,881	1,995

Expenses:
Rental property operating and maintenance	428	446
Real estate taxes	117	119
Interest	1,557	1,503
Depreciation and amortization	395	390
Management fees	24	24
General and administrative	148	144
Less reimbursements from affiliates	(495)	(624)

	2,174	2,002

Net loss	$(293)	(7)

See accompanying notes to financial statements.

MAGUIRE THOMAS PARTNERS-TREPTOW DEVELOPMENT COMPANY

(A California Joint Venture)

STATEMENTS OF PARTNERS’ DEFICIT

Period from January 1, 2000 through December 20, 2000
and the Year Ended December 31, 1999
(In thousands)

		Other
	Maguire	Partners	Total

Balance, December 31, 1998	$(8,021)	(299)	(8,320)
Net loss	(7)	–	(7)

Balance, December 31, 1999	(8,028)	(299)	(8,327)
Net loss	(278)	(15)	(293)

Balance, December 20, 2000	$(8,306)	(314)	(8,620)

See accompanying notes to financial statements.

MAGUIRE THOMAS PARTNERS-TREPTOW DEVELOPMENT COMPANY

(A California Joint Venture)

STATEMENTS OF CASH FLOWS

Period from January 1, 2000 through December 20, 2000
and the Year Ended December 31, 1999
(In thousands)

	2000	1999

Cash flows from operating activities:
Net loss	$(293)	(7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	395	390
Changes in assets and liabilities:
Rents and other receivables, net of allowance	168	32
Deferred leasing costs	(30)	17
Accounts payable and accrued expenses	33	(19)
Accrued interest on advance payable to related party	288	263
Prepaid rent and security deposits	3	(2)

Net cash provided by operating activities	564	674
Cash flows used in financing activities:
Principal payments on secured note	(450)	(500)

Net increase in cash and cash equivalents	114	174
Cash and cash equivalents at beginning of period	376	202

Cash and cash equivalents at end of period	$490	376

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,269	1,240

See accompanying notes to financial statements.

MAGUIRE THOMAS PARTNERS-TREPTOW DEVELOPMENT COMPANY

(A California Joint Venture)

NOTES TO FINANCIAL STATEMENTS

Period from January 1, 2000 through December 20, 2000
and the Year Ended December 31, 1999

(1) Organization and Description of Business

      Maguire Thomas Partners-Treptow Development Company, a California joint venture (the Joint Venture), owned and operated a multi-level parking structure (the Property) located in the Los Angeles central business district, California. The ground floor of the parking structure includes commercial office and retail space.

      For the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, the partners of the Joint Venture were Maguire Thomas Partners-808 S. Olive, Ltd. (MTP), a California limited partnership, and 808 South Olive Limited (808), a Texas limited partnership. For this same period, the partners of MTP were (a) two partnerships with a total of 95% interests in MTP which are ultimately controlled by Robert F. Maguire III (collectively, Maguire) and (b) Dai-Ichi Life (U.S.A.), Inc. (Dai-Ichi) with a 5% interest. Effective December 21, 2000, Maguire acquired Dai-Ichi’s interest in MTP and most of 808’s interest in the Joint Venture (808 retained a 1% interest) and, as a result, gained control over the operating and financial decisions related to the Property.

      On December 21, 2000, in connection with the buy-out of Dai-Ichi’s interest and the refinancing of the Joint Venture’s loan, several limited liability companies (LLCs) were formed, the assets of the Joint Venture were contributed to one of the LLCs, and the Joint Venture was merged into a newly formed LLC, Maguire Partners-Olive Garage Company (Garage). Garage, through its subsidiaries, owns 100% of the Property. No changes in the carrying values of the Joint Venture’s assets and liabilities resulted from these transactions as the transactions were a reorganization of entities under common control. Hereinafter, the Joint Venture and Garage will collectively be referred to as the Company.

(2) Summary of Significant Accounting Policies

(a) Depreciation and Amortization

      Depreciation and amortization of investment in real estate were recorded on a straight-line basis over the estimated useful lives as follows:

Buildings and related structures	25 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture and equipment	5 years

      Deferred leasing commissions and other direct costs associated with the acquisition of tenants were amortized on a straight-line basis over the terms of the related leases. Loan costs were amortized to interest expense over the terms of the related loans using a method that approximates the effective-interest method.

     (b) Income Taxes

      Under applicable federal and state income tax rules, the allocated share of net income or loss from partnerships is reportable in the income tax returns of the partners. Accordingly, no income tax provision was included in the accompanying financial statements.

MAGUIRE THOMAS PARTNERS-TREPTOW DEVELOPMENT COMPANY
(A California Joint Venture)

NOTES TO FINANCIAL STATEMENTS — (Continued)

     (c) Cash Equivalents

      For purposes of the statements of cash flows, the Company considers short-term investments with original maturities of 90 days or less when purchased to be cash equivalents.

     (d) Management’s Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made.

(3) Management Agreement with Parking Operator

      The Company had a management agreement with a parking operator (the Operator) to manage and operate the parking garage. Under the agreement, the Operator was entitled to a fixed management fee of $500 per month for the first year of operation (through September 1998), $1,000 per month for the second year (through September 1999), and $1,200 per month for the third year and thereafter. All operating expenses were billed directly to the Company.

(4) Related Party Transactions

      An affiliate of Maguire is entitled to reimbursement for the actual and reasonable costs incurred to provide asset management services to the Company. During the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, the affiliate billed the Company $2,000 per month for such fees.

      The Company provides off-site parking primarily to tenants of office buildings owned by affiliates of Maguire. The Company bills these office buildings an allocated share of costs incurred for security, shuttle bus services, property taxes, utilities, insurance, and other operating costs (excluding salaries and management fees paid to the parking operator). The Company billed $494,000 and $624,000 to these affiliates for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, respectively.

      An affiliate of Maguire obtains property and liability insurance for the Company as part of a larger insurance package that includes coverage on other real estate managed by the affiliate. This affiliate allocates a portion of the total insurance premium for the different insured components to the Company using specific identification, relative square footage, and relative insured value as an allocation basis.

      A Maguire affiliate, which owns and operates a commercial office building known as the Gas Company Tower, has entered into a multi-year agreement with the Company, which expires on November 8, 2011. Under the terms of this agreement, the affiliate was responsible for the difference if the revenue from the affiliate’s tenants was less than the annual minimum amount listed in the agreement (the Support Payments). The amounts earned related to this agreement were approximately $22,000 and $96,000 for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, respectively.

      The annual minimum revenues recognized from tenants in the Gas Company Tower plus the Support Payments comprised 76% and 73% of the Company’s parking revenues for the period from January 1, 2000 through December 20, 2000 and the year ended December 31, 1999, respectively.

BACK COVER PAGE

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

      The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee		$81,903
NYSE Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting and Fees and Expenses		*
Blue Sky Fees and Expenses		*
Federal and State Taxes		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

      We will pay all of the costs identified above.

Item 32.	Sales to Special Parties.

      None

Item 33.	Recent Sales of Unregistered Securities.

      Upon our formation, Robert F. Maguire III was issued 100 shares of our common stock for total consideration of $1,000 in cash in order to provide our initial capitalization. We will repurchase these shares at cost upon completion of this offering. The issuance of such shares were effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended.

      In connection with the formation transactions and under option agreements for option properties, units of limited partnership in our operating partnership will be issued to certain persons transferring interests in the property entities, certain other assets and the option properties to us in consideration of the transfer of such interests, assets and option properties. All of such persons irrevocably committed to the transfer of such interests, assets and option properties prior to the filing of this Registration Statement, and are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

      In addition, upon consummation of the offering, restricted shares of common stock with an aggregate value of $12,525,000 will be issued to certain executives against payment of the par value therefor, not to exceed a specified maximum consideration, pursuant to the terms of their respective employment agreements. A stock option grant will also be made to one executive pursuant to the employment agreement of such executive. See “Management — Employment Agreements.” All of such executives irrevocably committed to purchase such shares and entered into such employment agreements prior to the filing of this Registration Statement and are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares and the grant of such option will be effected in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

Item 34.	Indemnification of Directors and Officers.

      The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

      Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of our company. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

      The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

Item 35.	Treatment of Proceeds from Stock Being Registered.

      None

Item 36.	Financial Statements and Exhibits.

      (A) Financial Statements. See Index to Consolidated Financial Statements and the related notes thereto.

      (B) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit

*1	.1	Form of Underwriting Agreement among Maguire Properties, Inc. and the underwriters named therein.
*3	.1	Articles of Incorporation of the Registrant
*3	.2	Bylaws of the Registrant
*4	.1	Form of Certificate for Common Stock of the Registrant
*5	.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP with respect to the legality of the shares being registered
*8	.1	Opinion of Latham & Watkins with respect to tax matters
*10	.1	Form of Amended and Restated Agreement of Limited Partnership of Maguire Properties, L.P.
*10	.2	Form of Registration Rights Agreement among the Maguire Properties, Inc. and the persons named therein
*10	.3	Form of 2002 Incentive Award Plan of Maguire Properties, Inc., Maguire Properties, L.P. and Maguire Properties Services, Inc.
*10	.4	Form of Indemnification Agreement between Maguire Properties, Inc. and its directors and officers.
*10	.5	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and Robert F. Maguire III.
*10	.6	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and Richard I. Gilchrist.
*10	.7	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and Dallas Lucas.
*10	.8	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and W. Tom Allen.
*10	.9	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and Mark T. Lammas.
*10	.10	Noncompetition Agreement between Maguire Properties, Inc. and Robert F. Maguire III.
*10	.11	Noncompetition Agreement between Maguire Properties, Inc. and Richard I. Gilchrist.
*10	.12	Form of Management Agreement between Maguire Properties Services, Inc. and Maguire Properties, L.P.
*10	.13	Form of Management Agreement between Maguire Properties, Services, Inc. and certain options and excluded properties.
*10	.14	Membership Interest Transfer Agreement and Joint Escrow Instructions made and entered into as of May 8, 2002 with GD&C Trust.
*10	.15	Lease Agreement with Southern California Gas Company dated October 7, 1987 and Amendments dated August, 1989, April 24, 1991, December 17, 1991, March 24, 1992 and September 5, 1996.
*10	.16	Form of Option Agreement for option properties.
*10	.17	Form of Revolving Credit Facility.
*10	.18	Senior Loan Agreement between Maguire Partners-355 S. Grand, LLC, Deutsche Bank AG Cayman Islands Branch and Deutsche Bank AG New York Branch dated September 13, 2002.
*10	.19	Contribution Agreement between Robert F. Maguire III, certain other contributors and Maguire Properties, L.P. dated as of November 11, 2002.
*10	.20	Contribution Agreement between Maguire/ Thomas Partners — Master Investments, LLC and Maguire Properties, L.P. dated as of November 7, 2002.

Exhibit

*10	.21	Contribution Agreement between William Thomas Allen and Maguire Properties, L.P. dated as of November 7, 2002.
*10	.22	Contribution Agreement between Philadelphia Plaza Phase II and Maguire Properties, L.P. dated as of November 7, 2002.
*10	.23	Air Space Lease by and between Pasadena Community Development Commission and Maguire Thomas Partners/ Pasadena Center, Ltd. dated December 19, 1985 and Memorandum Agreements Regarding the Air Space Lease dated December 20, 1985, December 22, 1986, December 21, 1990 and February 25, 1991.
*21	.1	List of Subsidiaries of the Registrant.
*23	.1	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)
*23	.2	Consent of Latham & Watkins (included in Exhibit 8.1)
**23	.3	Consent of KPMG LLP
**23	.4	Consent of Rosen Consulting Group
**23	.5	Consent of Cushman & Wakefield of California, Inc.
24.1		Power of Attorney (included on the Signature Page)
*27	.1	Financial Data Schedule
**99	.1	Consent of Andrea L. Van de Camp to be named as a proposed director.
**99	.2	Consent of Walter L. Weisman to be named as a proposed director.
*99	.3	Rosen Market Study.
*99	.4	Cushman & Wakefield Market Study.

*	To be filed by amendment.

**	Filed herewith.

Item 37.	Undertakings.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby further undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 12th day of November, 2002.

MAGUIRE PROPERTIES, INC.

By:	/s/ RICHARD I. GILCHRIST

Richard I. Gilchrist
Co-Chief Executive Officer,
President and Director

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard I. Gilchrist and Dallas E. Lucas, and each of them, with full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all amendments thereto (including post-effective amendments), and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT F. MAGUIRE III Robert F. Maguire III	Co-Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	November 12, 2002

/s/ RICHARD I. GILCHRIST Richard I. Gilchrist	Co-Chief Executive Officer, President and Director	November 12, 2002

/s/ DALLAS E. LUCAS Dallas E. Lucas	Executive Vice President, and Chief Financial Officer (Principal Financial Officer)	November 12, 2002

/s/ JAVIER F. BITAR Javier F. Bitar	Senior Vice President, Finance (Principal Accounting Officer)	November 12, 2002

EXHIBIT INDEX

Exhibit

*1	.1	Form of Underwriting Agreement among Maguire Properties, Inc. and the underwriters named therein.
*3	.1	Articles of Incorporation of the Registrant
*3	.2	Bylaws of the Registrant
*4	.1	Form of Certificate for Common Stock of the Registrant
*5	.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP with respect to the legality of the shares being registered
*8	.1	Opinion of Latham & Watkins with respect to tax matters
*10	.1	Form of Amended and Restated Agreement of Limited Partnership of Maguire Properties, L.P.
*10	.2	Form of Registration Rights Agreement among the Maguire Properties, Inc. and the persons named therein
*10	.3	Form of 2002 Incentive Award Plan of Maguire Properties, Inc., Maguire Properties, L.P. and Maguire Properties Services, Inc.
*10	.4	Form of Indemnification Agreement between Maguire Properties, Inc. and its directors and officers.
*10	.5	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and Robert F. Maguire III.
*10	.6	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and Richard I. Gilchrist.
*10	.7	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and Dallas Lucas.
*10	.8	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and W. Tom Allen.
*10	.9	Employment Agreement between Maguire Properties, Inc., Maguire Properties, L.P. and Mark T. Lammas.
*10	.10	Noncompetition Agreement between Maguire Properties, Inc. and Robert F. Maguire III.
*10	.11	Noncompetition Agreement between Maguire Properties, Inc. and Richard I. Gilchrist.
*10	.12	Form of Management Agreement between Maguire Properties Services, Inc. and Maguire Properties, L.P.
*10	.13	Form of Management Agreement between Maguire Properties, Services, Inc. and certain options and excluded properties.
*10	.14	Membership Interest Transfer Agreement and Joint Escrow Instructions made and entered into as of May 8, 2002 with GD&C Trust.
*10	.15	Lease Agreement with Southern California Gas Company dated October 7, 1987 and Amendments dated August, 1989, April 24, 1991, December 17, 1991, March 24, 1992 and September 5, 1996.
*10	.16	Form of Option Agreement for option properties.
*10	.17	Form of Revolving Credit Facility.
*10	.18	Senior Loan Agreement between Maguire Partners-355 S. Grand, LLC, Deutsche Bank AG Cayman Islands Branch and Deutsche Bank AG New York Branch dated September 13, 2002.
*10	.19	Contribution Agreement between Robert F. Maguire III, certain other contributors and Maguire Properties, L.P. dated as of November 11, 2002.
*10	.20	Contribution Agreement between Maguire/ Thomas Partners — Master Investments, LLC and Maguire Properties, L.P. dated as of November 7, 2002.
*10	.21	Contribution Agreement between William Thomas Allen and Maguire Properties, L.P. dated as of November 7, 2002.
*10	.22	Contribution Agreement between Philadelphia Plaza Phase II and Maguire Properties, L.P. dated as of November 7, 2002.
*10	.23	Air Space Lease by and between Pasadena Community Development Commission and Maguire Thomas Partners/ Pasadena Center, Ltd. dated December 19, 1985.

Exhibit

*21	.1	List of Subsidiaries of the Registrant.
*23	.1	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)
*23	.2	Consent of Latham & Watkins (included in Exhibit 8.1)
**23	.3	Consent of KPMG LLP
**23	.4	Consent of Rosen Consulting Group
**23	.5	Consent of Cushman & Wakefield of California, Inc.
24.1		Power of Attorney (included on the Signature Page)
*27	.1	Financial Data Schedule
**99	.1	Consent of Andrea L. Van de Camp to be named as a proposed director.
**99	.2	Consent of Walter L. Weisman to be named as a proposed director.
*99	.3	Rosen Market Study.
*99	.4	Cushman & Wakefield Market Study.

*	To be filed by amendment

**	Filed herewith.